Form 10KSB, Exhibit 13
period 1999-12-31
ROME BANCORP INC
filed 2000-03-30
CIK 1088144

ROME BANCORP, INC.
1999 ANNUAL REPORT
----------------------------------------------------------------------------

                                                                EXHIBIT 13.1

TABLE OF CONTENTS



Chairman's Message   _______________________________________________________ 3

Financial Highlights _______________________________________________________ 4

Management Discussion & Analysis ___________________________________________ 6

Market for the Company's Common Stock ______________________________________14

Independent Auditors' Report _______________________________________________15

Consolidated Financial Statements  _________________________________________16

Corporate Information  _____________________________________________________41





 ------------------------------------------------------------------------------
     Forward-Looking Statement:

  Statements included in this review and in future filings by Rome Bancorp,
  Inc. with the Securities and Exchange Commission, in Rome Bancorp, Inc. press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Rome Bancorp, Inc. wishes to caution readers not to place undue reliance on such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect Rome Bancorp, Inc. actual results, and could cause Rome Bancorp, Inc. actual financial performance to differ materially from that expressed in any forward-looking statement: (1) credit risk, (2) interest rate risk, (3) competition, (4) changes in the regulatory environment, and (5) changes in general business and economic trends. The foregoing list should not be construed as exhaustive, and Rome Bancorp, Inc. disclaims any obligation to subsequently revise any forward-looking statements to reflect events of circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.
  ------------------------------------------------------------------------------

ROME BANCORP, INC.
1999 ANNUAL REPORT
-------------------------------------------------------------------------------

ROME BANCORP, INC.
1999 ANNUAL REPORT
-------------------------------------------------------------------------------

                              Chairman's Message




                                                Dear Shareholder:

                                                In 1851, the first seeds were
                                                sown for what would be a
                                                successful financial institution
                                                in Central New York - Rome
                                                Savings Bank. Our goals were
                                                simple then as they are now - to
                                                stimulate community development,
                                                to provide quality, personalized
                                                banking service to our
                                                customers, and to provide an
                                                environment of stability and
                                                growth.

                                                1999 was a year of milestones
                                                for us all. We completed our
                                                reorganization from a New York
                                                mutual savings bank to a New
                                                York mutual holding company,
                                                resulting in our newly formed
                                                stockholding company, Rome
                                                Bancorp, Inc. The Bank itself is
                                                now a wholly owned subsidiary of
                                                Rome Bancorp, which is a
                                                majority owned subsidiary of
                                                Rome MHC. In connection with our
                                                reorganization, Rome Bancorp
                                                sold over 1.4 million shares of
                                                common stock to you, our
                                                shareholders - most of whom are
                                                our devoted customers - as well
as 133,000 shares of common stock to the Employee Stock Ownership Plan of Rome Bancorp, and issued 1.7 million shares to Rome MHC. Rome Bancorp also donated $100,000 in cash and 68,000 shares to establish The Rome Savings Bank Foundation, which is designed to serve the charitable needs of Oneida County.

In 1999, we have further cultivated our fertile soil by making a significant investment in technology that positions the Bank in the 21st century. We are proud of our achievements in both testing and readiness, as well as the many demanding hours devoted to this project. This technology gives us our competitive edge, allowing us to introduce new products and services, such as our new telephone banking service, TeleBanker, offering greater choice and benefits to our customers.

With the continued support of the community and you, our shareholders, our assets to the Bank are now $226.8 million, with over $183.5 million in deposits. Using these assets, we have strengthened our lending area - including business, consumer, student, and mortgage loans - to total over $143.3 million. We are currently four-offices strong, including a network of 10 Automated Teller Machines (ATMs).

We are proud to maintain our strong roots in Central New York, while continuing to grow to meet the financial needs of our customers. Our service has become the standard by which other banks are measured. As we celebrate the new millennium, we also celebrate the changes that make us stronger, while holding onto the traditions that make us unique. We stand proud, unified, and still completely independent, as we have since 1851. And from our staff, officers, and Board of Directors, a sincere "THANK YOU" for your continued faith and support.

Sincerely,



Charles M. Sprock
Chairman of The Board
President
CEO

                                                        [LOGO]


ROME BANCORP, INC.
1999 ANNUAL REPORT
------------------------------------------------------------------------------------------------------------------------------------


                                                 SELECTED FINANCIAL AND OTHER DATA


                                                                                      At December 31,
                                                       -----------------------------------------------------------------------------
                                                          1999              1998            1997            1996            1995
                                                          ----              ----            ----            ----             ----
Selected Financial Condition Data:
    Total assets                                        $226,827          $225,273        214,356         $212,046        $214,823
    Loans, net                                           141,512           134,848        130,975          137,285         139,347
    Securities                                            59,792            56,508         56,628           48,324          45,406
    Total cash and cash equivalents                       16,061            25,214         17,299           16,692          20,065
    Other assets                                           4,210             3,168          4,113            4,118           4,158
    Total deposits                                       183,522           189,130        184,496          184,579         188,358
    Total equity                                          38,367            28,662         26,794           24,886          24,133
    Allowance for loan losses                              1,776             1,956          1,742            1,708           1,645
    Non-performing loans                                     487               931          1,474            3,252           3,583
    Non-performing assets                                    670             1,224          3,100            4,702           5,153



                                                                              For the Year Ended December 31,
                                                          1999              1998            1997            1996             1995
                                                          ----              ----            ----            ----             ----
Selected Operating Data:
    Interest income                                     $15,549            15,511          15,542          15,629           15,660
    Interest expense                                      6,850             7,203           7,311           7,487            7,148
                                                         ------            ------          ------          ------            -----
    Net interest  income                                  8,699             8,308           8,231           8,142            8,512
    Provision for loan losses                               175               390             360           1,850              767
                                                         ------            ------          ------          ------            -----
    Net interest income
       after provision for loan losses                    8,524             7,918           7,871           6,292            7,745
    Non-interest income:
    Service charges and other income                      1,086               768             936           1,179              867
    Net gain (loss) on sale of securities                   111               314             157             410             (107)
                                                         ------            ------          ------          ------            -----
    Total noninterest income                              1,197             1,082           1,093           1,589              760
    Total noninterest expense                             7,662             6,622           6,430           6,140            6,599
                                                         ------
    Income before income taxes                            2,059             2,378           2,534           1,741            1,906
    Income taxes                                            613               853             996             735              689
                                                         ------            ------          ------          ------            -----
    Net income                                           $1,446            $1,525          $1,538          $1,006           $1,217
                                                         ======            ======          ======          ======            =====



                                                                 4


                                                                                        At or for the
                                                                                   Years Ended December 31,
                                                            1999          1998           1997            1996            1995
                                                            ----          ----           ----            ----            ----
Selected Financial Ratios and Other
Data
   Performance Ratios:
   Return on average assets                                 0.64%         0.70%          0.71%            0.47%           0.58%
   Return on average equity                                 4.52%         5.34%          5.79%            3.99%           5.26%
   Net interest rate spread                                 3.51%         3.47%          3.52%            3.53%           3.89%
   Net interest margin                                      4.31%         4.19%          4.13%            4.10%           4.42%
   Non-interest expense to average assets                   3.40%         3.04%          2.99%            2.85%           3.17%
   Efficiency Ratio                                        77.43%        72.96%         70.14%           65.87%          70.36%
   Avg interest-earning assets to average                 124.57%       120.15%        116.83%          115.03%         114.51%
   interest-bearing liabilities

Capital Ratios:
   Average equity to average assets                        14.18%        13.09%         12.34%           11.70%          11.11%
   Equity to total assets at end of period                 16.91%        12.72%         12.50%           11.74%          11.23%


Regulatory Capital Ratios:
   Core capital (Tier 1 capital)                           16.72%        12.73%         12.33%           11.68%          11.19%
   Total Risk-based capital                                30.01%        22.80%         22.20%           21.20%          21.40%

Asset Quality Ratios:
   Nonperforming loans as percent of loans                  0.34%         0.68%          1.11%            2.34%           2.54%
   Nonperforming assets as percent of total assets          0.30%         0.54%          1.45%            2.22%           2.40%

   Allowance for loan losses as a percent of loans          1.24%         1.43%          1.31%            1.23%           1.17%

   Allowance for loan losses as a percent of              364.68%       210.32%        118.18%           52.52%          45.91%
   non-performing loans

Other Data:
   Number of:
   Deposit accounts                                        33,475        34,693         34,003           34,218          34,536
   Full service offices                                         4             4              4                3               3


                                                                    Exhibit 13.1

ROME BANCORP, INC.
1999 ANNUAL REPORT
--------------------------------------------------------------------------------
Management's Discussion and Analysis

Introduction:

On October 6, 1999, Rome Savings Bank, (the "Bank") completed its reorganization from a New York mutual savings bank to a New York mutual holding company structure whereby the Bank became a wholly owned subsidiary of Rome Bancorp Inc. (the "Company"), a majority owned subsidiary of Rome, MHC. In connection with the reorganization, the Company sold 1,598,365 shares of common stock to the public and issued 68,015 shares to The Rome Savings Bank Foundation and 1,734,396 to Rome, MHC, its mutual holding company parent. Net proceeds of the offering were approximately $8.8 million.

Rome Bancorp, Inc. is a Delaware corporation whose sole business is conducted by its wholly-owned subsidiary, the Bank. The Bank's principal business is accepting deposits from the general public and using those deposits to make residential and commercial real estate loans, as well as commercial and consumer loans to individuals and small businesses primarily in Oneida County and also elsewhere in New York. The Bank also invests in long and short term marketable securities and other liquid investments.

The Bank's results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Bank's operations are also affected by non-interest income, such as service fees and gain on sales of investment securities and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. The consolidated financial condition and operating results of the Company are primarily dependent on its wholly - owned subsidiary, the Bank, and all references to the Company prior to October 6, 1999, except where otherwise indicated, are to the Bank.

Comparison of Financial Condition at December 31, 1999 and December 31, 1998:

Total assets at December 31, 1999 were $226.8 million versus $225.3 million at December 31, 1998, an increase of $1.5 million or .7%. Securities, primarily securities available for sale, were $59.8 million versus $56.5 million at December 31, 1998, an increase of $3.3 million or 5.8%. This increase reflects a growth in the securities portfolio of $5.0 million offset in part by unrealized losses in the Bank's available for sale securities portfolio. At December 31, 1999, the securities available for sale, had an unrealized loss of $433,000 versus an unrealized gain of $1.3 million at December 31, 1998, a $1.7 million decrease in the market value. This decrease was caused by the general increase in market interest rates during the latter part of 1999, which had an adverse impact on the market value of the Bank's securities. During the year ended December 31, 1999, the Bank also sold securities with a market value of $3.2 million for a net gain of $111,000.

Net loans increased $6.6 million or 4.9% to $141.5 million at December 31, 1999 versus $134.9 million at December 31, 1998. Commercial loans grew by $2.7 million to $20 million while commercial real estate loans grew by $3.5 million to $33 million.

Total deposits decreased $5.6 million or 3.0% to $183.5 million at December 31, 1999 versus $189.1 million at December 31, 1998. Time deposits decreased $7.6 million or 8.9% to $77.2 million as a result of management's decision not to raise rates as fast as its competition. This action generated significant savings to the Bank as explained under "Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998." The decrease in time deposits was partially offset by an increase of $1.9 million or 2.5% in savings deposits to $77.9 million.

ROME BANCORP, INC.
1999 ANNUAL REPORT
--------------------------------------------------------------------------------


Total liabilities decreased $8.2 million or 4.2% to $188.5 million at December 31, 1999 from $196.6 million at December 31, 1998 primarily as a result of the aforementioned decline in total deposits and a $2.7 million decrease to $1.3 million in investment securities purchases awaiting settlement.

Total equity increased $9.7 million or 33.8% to $38.4 million from $28.7 million at December 31, 1998. This increase reflects the net proceeds from the offering of $8.8 million, earnings of $1.4 million for the year ended December 31, 1999, shares issued to The Rome Savings Bank Foundation at a value of $476,000, and the release of 8,887 shares of unallocated ESOP shares at a cost of $56,000. These increases to stockholders equity were partially offset by a $1.0 million decrease in accumulated other comprehensive income for the year ended December 31, 1999 related to the aforementioned reduction in the market value of the Bank's available for sale securities net of related taxes and a charge to retained earnings of $100,000 for the capitalization of Rome, MHC.

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998:

General

Net income for the year ended December 31, 1999 decreased $79,000 or 5.2% to $1.45 million from $1.53 million for the year ended December 31, 1998. The decrease in net income was attributable to a $1.04 million increase in non-interest expenses which was partially offset by a $606,000 increase in net interest income after provision for loan losses, a $115,000 increase in non-interest income, and a $240,000 decrease in income taxes. The increase in non-interest expense was principally attributable to a $576,000 contribution to The Rome Savings Bank Foundation which resulted in a one time charge to earnings after taxes of $346,000. Net interest income after provision for loan losses increased as a result of a $391,000 increase in net interest income and a $215,000 decrease in provision for loan losses. The increase in net interest income was a result of an increase in the Bank's net interest margin from 4.19% for 1998 to 4.31% for 1999. The decrease in provision for loan losses reflected management's assessment of various relevant factors in order to maintain the allowance for loan losses at adequate levels. Finally, the decrease in income taxes primarily reflected a decrease in the Bank's effective tax rate from 35.9% in 1998 to 29.8% in 1999. The reduction in the Bank's effective rate was primarily a result of a significant increase in the Bank's holdings of state and municipal obligations which are exempt from federal income taxes.

Interest Income

Total interest income remained essentially unchanged at $15.5 million for both 1999 and 1998. Total interest income, on a tax equivalent basis, increased $242,000 to $15.9 million for 1999 compared to $15.7 million for 1998. The average balance of tax exempt securities increased to $13.8 million in 1999 from $6.0 million in 1998 resulting in a $205,000 or 125.8% increase in "tax equivalent" interest income to $368,000 in 1999 from $163,000 in 1998. The average balance of all earning assets increased $8.1 million or 4.0% to $210.2 million for 1999 from $202.2 million for the prior year. The yield on earning assets decreased to 7.57% for 1999 from 7.75% in 1998 primarily due to a run off of higher yielding loans originated during earlier years when prevalent interest rates were generally higher combined with new originations at generally lower rates. Interest on loans however, remained essentially unchanged at $11.4 million versus $11.3 million in 1998 as a decline in their yield to 8.31% in 1999 from 8.57% in 1998 was offset by a $4.4 million increase in the average amount outstanding to $136.6 million from $132.3 million in 1998.

ROME BANCORP, INC.
1999 ANNUAL REPORT
--------------------------------------------------------------------------------


Interest Expense

Interest expense on deposits decreased $353,000 or 4.9% to $6.9 million for 1999 in comparison with $7.2 million for 1998. The cost of time deposits dropped $466,000 to $4.2 million for 1999 compared with $4.6 million for 1998 as a result of a drop in the average cost of time deposits from 5.47% for 1998 to 5.09% for 1999 and as a result of a $2.9 million decline in the average balance of time deposits to $81.6 million for 1999 from $84.5 million for 1998. The drop in the average cost of time deposits and the reduction in average balances reflected management's decision not to raise the rates paid on time deposits in line with the competition. The decrease in the cost of time deposits was partially offset by a $113,000 increase in the cost of all other interest bearing deposits due principally to a $3.1 million increase in the average balance of savings deposits to $78.5 million.


Net Interest Income

Net interest income for 1999 increased $391,000 or 4.7% to $8.7 million from $8.3 million for 1998. Net interest income on a tax equivalent basis for 1999 increased $596,000 or 7.03% to $9.1 million from $8.5 for 1998. Net interest income changes are the result of the changes in interest income and interest expense discussed above. Net interest margin, represented by net interest income divided by average total interest-bearing assets, increased 12 basis points to 4.31% from 4.19% for 1998. This increase occurred largely as a result of the increase in the Bank's ratio of average interest-earning assets to average interest bearing liabilities as well as a 4 basis point increase in the net interest rate spread between the yield on its average earning assets and the cost of its average interest-bearing liabilities to 3.51% in 1999 from 3.47% for 1998.


Provision for Loan Losses

During 1999, the Bank provided $175,000 for possible loan losses, compared to $390,000 for 1998. The decrease in the Bank's provision for loan losses reflects management's assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions, and other relevant factors in order to maintain the allowance for loan losses at adequate levels to provide for probable losses. Future provisions for loan losses will continue to be based upon this methodology.


Non-interest Income

Non-interest income was $1.2 million for 1999 compared to $1.1 million for 1998. Service charges increased $72,000 or 12.8% to $634,000 versus $562,000 in 1998 primarily as a result of fees imposed in January of 1999 for non-bank depositor usage of the Bank's ATM machines. Net gains on the sale of securities decreased to $111,000 in 1999 versus $314,000 in 1998 primarily as a result of management's decision to sell $2.5 million of municipal securities at a loss and reinvest the proceeds in $1.5 million of higher yielding municipal securities as well as $1.0 million of floating rate agency securities. Deferred directors compensation income represents interest, dividends, and unrealized gains on the deferred directors fees which fluctuates based on the performance of the investments in the plan. Other income was $276,000 for 1999 versus $181,000 in 1998. This $95,000 increase was primarily the result of interest and late charges collected on a large commercial loan charged off in a prior year.

ROME BANCORP, INC.
1999 ANNUAL REPORT
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average Balances, Interest and Average Yields of the following table sets forth
---------------------------------------------
certain information relating to the Company's average balance sheets and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by average balance of Interest-caring assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities include a tax equivalent adjustment for bank qualified municipals.
--------------------------------------------------------------------------------


                                               Average Balances, Interest and Average Yields
-------------------------------------------------------------------------------------------------------------------------------

                                             For the Year Ended December 31, 1999         For the Year Ended December 31, 1998
                                                             Interest                               Interest
                                             Average         Income/         Avg.         Average      Income/        Avg.
                                             Balance         Expense     Yield/Cost       Balance      Expense    Yield/Cost
                                          -------------------------------------------   ---------------------------------------
Loans                                       $136,642        $11,349         8.31%        $132,282      $11,334        8.57%
Investment Securities                         55,780          3,674         6.59%          56,585        3,627        6.41%
Fed funds sold & Int Bearing deposits         17,807            894         5.02%          13,298      713,121        5.36
                                              ------            ---         -----          ------      -------        ----
     Total interest-earning assets           210,229         15,917         7.57%         202,165       15,674        7.75%
Noninterest-earning assets                    15,285                                       15,989
                                              ------                                       ------
     Total Assets                           $225,514                                     $218,154
                                            ========                                     ========


Savings accounts                             $78,521         $2,437         3.10%         $75,438       $2,340        3.10%
Time Deposits                                 81,621          4,158         5.09%          84,497        4,625        5.47%
Money market accounts                          6,020            189         3.14%           5,596          179        3.22%
Other Interest Bearing deposits                2,607             66         2.53%           2,732           59        2.16%
                                               -----             --         -----           -----           --        -----
     Total interest-bearing liabilities      168,769          6,850         4.06%         168,263        7,203        4.28%
Noninterest-bearing deposits                  20,863                                       18,064
Other liabilities                              3,914                                        3,280
                                               -----                                        -----
     Total liabilities                       193,546                                      189,607
Equity                                        31,968                                       28,547
                                              ------                                       ------
     Total liabilities and equity           $225,514                                     $218,154
                                            ========                                     ========


Net Interest Income                                           9,067                                      8,471

Net Interest Rate Spread                                                    3.51%                                     3.47%
Net Interest Margin                                                         4.31%                                     4.19%
Ratio of interest-earning assets to
Interest-bearing liabilities                                                1.25                                      1.20

Tax equivalent adjustment on securities                        (368)                                      (163)
                                                               -----                                      -----
Net interest income per consolidated
Financial statements                                         $8,699                                     $8,308
                                                             ======                                     ======

------------------------------------------------------------------------------------------------------------------------------------
Rate Volume Analysis, analyzes the dollar amount of changes in interest income and interest expense for each of the interest income
--------------------
and interest expense for major components of interest-earning assets of interest-bearing liabilities.  It shows the amount of the change in interest volume or expense caused by either changes in outstanding balances (volume) or changes in interest rates.  The effect of a change in volume is measured by applying the average rate during the first period of the volume change between the two periods.  The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period to the average volume during the first period. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.
-----------------------------------------------------------------------------------------------------------------------------------


                             Rate Volume Analysis
       ----------------------------------------------------------------------

                                             Year Ended December 31, 1999 vs.
                                                           1998
                                              Increases (Decreases) Due to

                                             Rate       Volume          Net
                                          -------------------------------------
    Loans                                   ($359)        $374           $15
    Investment securities                      99          (52)           47
    Fed funds sold & Int Bearing deposits     (61)         242           181
                                            -----         ----          ----
       Total interest-earning assets         (321)         564           243
    Savings accounts                          ($1)        ($96)         ($97)
    Time deposits                             310          157           467
    Money market accounts                       5          (15)          (10)
    Other Interest Bearing deposits            10            3            (7)
                                            -----        -----          ----
    Total interest bearing liabilities        304           49           353

    Net Interest Income                      ($17)        $613          $596

ROME BANCORP, INC
1999 ANNUAL REPORT
------------------------------------------------------------------------------


Non-interest Expense

Non-interest expense increased $1.0 million to $7.7 million for 1999 compared to $6.6 million for 1998. As noted previously, the increase in non-interest expense was principally attributable to a $576,000 contribution to The Rome Savings Bank Foundation. Excluding this expense, non-interest expense was $7.1 million versus $6.6 million for 1998. Salaries and employee benefits increased $463,000 or 14.2% to $3.7 million for 1999 versus $3.3 million for 1998. Of this increase, $56,000 was for the Company's Employee Stock Ownership Plan, (ESOP) which was implemented as part of the Company's public offering while pension expense increased $180,000. The increased pension expense was principally related to the absence in 1999 of accounting credits related to the exhaustion of transition assets that reduced pension expenses for 1998 and earlier years. The balance of the increase represented routine salary increases. Building, occupancy and equipment expenses increased $88,000 to $1.3 million as compared to $1.2 million in 1998 primarily as a result of higher depreciation charges related to the Bank's installation of new hardware and software to replace aging equipment, ensure year 2000 compliance, and to expand its customer services. Expenses of real estate owned decreased $361,000 to $22,000 for 1999 versus $383,000 in 1998 reflecting the decline in the balance outstanding of these properties from $1.6 million at the beginning of 1998 to $183,000 at the end of 1999. Finally, other expenses increased $299,000 to $1.5 million from $1.2 million for 1998 reflecting the increased expense of the deferred directors compensation plan which corresponds to the income discussed above, a general increase in operating expenses and the increased costs of operating as a public company.

Income Taxes

Income tax expense decreased $240,000 to $613,000 for 1999 in comparison to $853,000 for 1998. This decrease reflected a lower pretax income for 1999 of $2.1 million versus $2.4 million for 1998. It also reflected a decline in the Bank's effective tax rate to 29.8% for 1999 from 35.9% for 1998. The decline in the effective rate reflects management's decision to increase its investment in nontaxable municipal bonds. During 1999, the average balance of these securities increased to $13.8 million from $6.0 million for 1998.

Liquidity and Capital Resources

The Bank's primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $22.5 million. At December 31, 1999, the Bank had no outstanding borrowings.

Loan repayments and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions, and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

The Bank's primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. For the year ending December 31, 1999, we originated loans of approximately $35.8 million and during the year ending December 31, 1998 we originated loans of approximately $35.1 million. Purchases of investment securities were $33.2 million for 1998 and $21.2 million for 1998.

At December 31, 1999, the Bank had loan commitments to borrowers of approximately $8.8 million, and available letters and lines of credit of approximately $6.0 million. Total deposits decreased $5.6 million during 1999 compared to an increase of $4.6 million during 1998. Deposit flows are affected by the level

ROME BANCORP, INC
1999 ANNUAL REPORT
------------------------------------------------------------------------------


of interest rates, the interest rates and products offered by competitors and other factors. The loss in time deposits in 1999 was a result of management's decision to lower its cost of deposits by not paying as much on new and renewing time deposits as other competitors resulting in a substantial savings in interest expense. These funds were replaced by the $8.8 million raised from the Bank's public stock offering.

Time deposit accounts scheduled to mature within one year were $57.0 million at December 31, 1999. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Bank. We are committed to maintaining a strong liquidity position; therefore, we monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Bank monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Bank may consider borrowings from the Federal Home Loan Bank in the future.

At December 31, 1999, the Company and the Bank exceeded each of the applicable regulatory capital requirements. The Company's and the Bank's leverage (Tier 1) capital at December 31, 1999 was $38.4 million, and $33.1 million respectively or 16.7% and 14.4% of average assets respectively. In order to be classified as "well-capitalized" by the FDIC, the Bank is required to have leverage (Tier 1) capital of $11.5 million, or 5.0% of average assets. To be classified as a well-capitalized bank by the FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 1999 the Bank had a risk-based total capital ratio of 26.2%.

We do not anticipate any material capital expenditures, nor do we have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Management of Interest Rate Risk

Managing interest rate risk is of primary importance to the Company. The Company's asset and liability management program includes a process for identifying and measuring potential risks to earnings due to changes in interest rates. The primary goal of the Company's interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates. A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing, customer preferences and sensitivity to changing rates, and management's projected financial plans. These assumptions are compared to actual results and revised as necessary. The Company's analysis compares net interest income under a scenario of no change from current interest rates with one of a 300 basis points increase in interest rates and one of a 300 basis points decrease in rates. The change in interest rates are assumed to occur in the first 12 months following the current financial statement date. Net interest income is measured for each of the three twelve month periods following the balance sheet date. The Company's policy is that net interest income should not vary by more than 20% for each of the three forecasted 12 month periods. At December 31, 1999, based on simulation model results, the Company was within these guidelines.

Another method the Company uses to monitor interest rate risk is the gap analysis. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a financial institution's interest rate sensitivity "gap." An asset or liability is said to be "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. Our policy sets an objective of maintaining the one year cumulative gap between a negative 20% of total assets to a positive 20% of total

ROME BANCORP, INC
1999 ANNUAL REPORT
------------------------------------------------------------------------------


assets. At December 31, 1999, the one year cumulative gap position as presented in the table below, was $32.8 million liability sensitive, or 14.4% of total assets.

Because the cumulative gap analysis is only a snapshot at a particular date and does not fully reflect that certain assets and liabilities may have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels, management uses the interest rate sensitivity gap only as a

             Amounts Maturing or Repricing as of December 31, 1999


                                                     Less than
                                                     ---------
                                                       Six       6 Months      1 - 2      2 - 3      3 - 5      Over 5
                                                       ---       --------      -----     ------     ------     -------
                                                      Months    to 1 Year      Years      Years      Years      Years      Total
                                                      ------    ---------      -----      -----      -----      -----      -----
                                                                                   (Dollars in thousands)
     Interest-earning assets:

          Mortgage loans                             $6,503     $9,537        $14,164    $10,585    $20,338    $37,238    $98,365

          Consumer and other loans                  $20,218     $4,582         $7,614     $5,644     $3,993     $2,872    $44,923

          Federal funds sold                         $7,630         $0             $0         $0         $0         $0     $7,630

          Investment securities                      $8,885     $1,088        $14,626     $3,358     $9,327    $22,508    $59,792
                                                     ------     ------        -------     ------     ------    -------    -------

     Total interest-earning assets                  $43,236    $15,207        $36,404    $19,587    $33,658    $62,618   $210,710


     Interest-bearing liabilities:

          Savings accounts                          $13,814    $13,814         $3,781     $3,781    $42,676         $0    $77,867

          Other Interest Bearing Deposits              $801         $0             $0         $0         $0     $2,112     $2,913

          Money market accounts                      $5,817         $0             $0         $0         $0         $0     $5,817

          Time deposits                             $39,047    $17,905        $11,527     $4,080     $4,606         $0    $77,165
                                                    -------    -------        -------     ------     ------         --    -------

     Total interest-bearing liabilities             $59,479    $31,719        $15,308     $7,862    $47,283     $2,112   $163,762


     Interest sensitivity gap                      ($16,243)  ($16,512)       $21,096    $11,726   ($13,625)   $60,506


     Cumulative interest sensitivity gap           ($16,243)  ($32,755)      ($11,659)       $67   ($13,558)   $46,948


     Ratio of cumulative gap to total assets          -7.16%    -14.44%         -5.14%      0.03%     -5.98%     20.70%


     Ratio of interest-earning assets to
     interest-bearing liabilities                     72.69%     47.94%        237.81%    249.17%     71.18%   2964.87%

general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model for net interest income analysis and managing interest rate risk.


Accounting Matters

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. During the second quarter of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.

ROME BANCORP, INC.
1999 ANNUAL REPORT
--------------------------------------------------------------------------------

133." SFAS No. 137 defers the effective date of SFAS No. 133 by one year from fiscal years beginning after June 15, 1999, to fiscal years beginning after June 15, 2000. Management is currently evaluating the impact, if any, of this Statement on the Company's Consolidated Financial Statements.


Impact of Enactment of the Gramm-Leach-Bliley Act

On November 12, 1999, President Clinton signed the Gramm-Leach Bliley Act (the "Act"), which among other things, establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies and securities firms. Generally, the Act (i) repeals the historical restrictions and eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies and other financial service providers, (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadens the activities that may be conducted by subsidiaries of national banks and state banks, (iv) provides an enhanced framework for protecting the privacy of information gathered by financial institutions regarding their customers and consumers, (v) adopts a number of provisions related to the capitalization, membership, corporate governance and other measures designed to modernize the Federal Home Loan Bank System, (vi) requires public disclosure of certain agreements relating to funds expended in connection with an institution's compliance with the Community Reinvestment Act,
(vii) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions, including the functional regulation of bank securities and insurance activities.

The Act also requires financial institutions to disclose, on ATM machines, any non-customer fees and to disclose to their customers upon the issuance of an ATM card any fees that may be imposed by the institutions on ATM users. For older ATMs, financial institutions will have until December 31, 2004 to provide such notices.

We do not believe that the Act will have a material adverse affect upon our operations in the near term. However, to the extent the Act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

Year 2000

Throughout 1998 and 1999, under the direction of the Company's Y2K Committee, management undertook and executed a five-phase project to respond to the year 2000 issue. A contingency plan was formulated to assure business continuation in the event of Year 2000 systems failures.

All of these efforts proved successful and we entered the year 2000 with all operating systems functioning normally with no disruption in service to our customers. A committee will continue to monitor and evaluate the Company's efforts throughout 2000.

While the Company met its year 2000 compliance commitment without incurring significant incremental expenses, the greatest cost of the year 2000 problem was the management time spent on this issue versus other areas, such as new product development. With the Year 2000 efforts successfully completed, we look forward to redeploying the management resources to other opportunities available to the Company.

ROME BANCORP, INC.
1999 ANNUAL REPORT
-------------------------------------------------------------------------------




                     MARKET FOR THE COMPANY'S COMMON STOCK


     The Company's common stock is traded on                         dividend of $.0525 per share to shareholders of
the Nasdaq National Market System under the                          record as of February 10, 2000.  Our ability to
symbol "ROME."                                                       pay dividends depends on a number of factors including:

     The Company's common stock began trading                              .  investment opportunities available to the
on October 6, 1999, the date of the re-                                       Bank or the Company;
organization and initial public offering. At                               .  the Banks' capital requirements;
December 29, 1999, the last trading date in                                .  our financial results;
the Company's fiscal year, the common stock of                             .  tax considerations; and
the Company closed at $6.50 per share. At                                  .  general economic conditions.
March 20, 2000, there were 3,400,776 shares of
the Company's common stock outstanding, which
were held of record by approximately 920
stockholders.                                                        We do not guarantee that we will pay dividends,
                                                                     or that we will not reduce or eliminate dividends
     The table below shows the high and low                          in the future.
sales price of the Company common stock during
the periods indicated.

     The Company did not pay a dividends in
fiscal year 1999, but did pay a quarterly cash
                                                                -------------
                                                                                Price Range
                                                                     -----------------------------
-------------------------------------------------------------------------------------------------------------------------
                              Date                           High                 Low                Dividends
-------------------------------------------------------   -----------     ---------------     ---------------------------
Fiscal Year Ended December 31, 1999

Quarter Ended December 31, 1999........................      $7.250           $6.000                    --


ROME BANCORP, INC.
1999 ANNUAL REPORT
------------------------------------------------------------------------------

Directors and Officers of Rome Bancorp, Inc. and The            Corporate Information
Rome Savings Bank
                                                                Transfer Agent and Registrar
Directors                                                       Inquiries regarding stockholder administration and services should be directed to:
Charles M. Sprock
Chairman of the Board, President and Chief Executive                     Registrar and Transfer Company
Officer                                                                  10 Commerce Drive
                                                                         Cranford, NJ 07016-3572
Bruce R. Engelbert                                                       (800) 368-5948
Retired, Former Owner and President, Engelbert's
Jewelers, Inc., a retail jewelry business                       Independent Auditors
                                                                KPMG LLP
David C. Grow                                                   113 South Salina Street
Partner, law firm of McMahon, Grow & Getty                      Syracuse, NY 13202
                                                                (315) 471-8167
Kirk B. Hinman
President, Rome Strip Steel Company, Inc.                       Special Legal Counsel
                                                                Thacher Proffitt & Wood
T. Richard Leidig                                               1700 Pennsylvania Avenue, NW
Business Consultant                                             Suite 800
                                                                Washington, DC 20006
Richard H. McMahon                                              (202) 347-8400
Partner, law firm of McMahon, Grow & Getty
                                                                Stock Information
Marion C. Scoville                                              Rome Bancorp's common stock trades on the Nasdaq
Corporate Secretary and Executive Assistant to the              National Market System under the symbol "ROME."
President
                                                                Investor Relations
Michael J. Valentine                                            Inquiries regarding The Rome Savings Bank and Rome
President, Mele Manufacturing Company, Inc.                     Bancorp, Inc. should be directed to:
manufacturing jewel cases, stationery, custom packaging
and sports flooring                                                     Charles M. Sprock
                                                                        The Rome Savings Bank
Executive Officers                                                      100 W. Dominick Street
                                                                        Rome, NY  13440-5810
Charles M. Sprock                                                       (315) 336-7300
President and Chief Executive Officer
                                                                Annual Meeting Of Stockholders
Anthony B. Bauer                                                Rome Bancorp's Annual Meeting of Stockholders will be
Senior Vice President/Operations                                held at 6:30 p.m. local time, on Wednesday, May 3, 2000,
                                                                at the main office of The Rome Savings Bank, 100 W.
David C. Nolan                                                  Dominick Street, Rome, New York, 13440-5810. Holders
Treasurer and Chief Financial Officer                           of common stock as of March 20, 2000 will be eligible to
                                                                vote.

James F. Sullivan
Vice President/Senior Loan Officer

D. Bruce Fraser
Vice President/Branch Administration Security

Jeannette Remp Sawyer
Vice President/Residential Mortgage Lending

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Rome Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
-----------------
    KPMG LLP

January 28, 2000
Syracuse, New York

                       ROME BANCORP, INC. AND SUBSIDIARY

                          Consolidated Balance Sheets

                          December 31, 1999 and 1998

                       (in thousands, except share data)


                                                                      1999             1998
                                                                  -----------       ----------
                             Assets
Cash and due from banks                                          $     8,431            6,136
Federal funds sold and other short-term investments                    7,630           19,078
Securities available for sale, at fair value                          58,439           55,036
Securities held to maturity (fair value of $1,385 and $1,542
    at December 31, 1999 and 1998, respectively)                       1,353            1,472
Loans                                                                143,288          136,804
    Less:  Allowance for loan losses                                   1,776            1,956
                                                                  -----------       ----------
              Net loans                                              141,512          134,848

Premises and equipment, net                                            3,739            3,957
Accrued interest receivable                                            1,513            1,578
Other assets                                                           4,210            3,168
                                                                  -----------       ----------
              Total assets                                       $   226,827          225,273
                                                                  ===========       ==========

                          Liabilities

Liabilities:
    Deposits:
      Non-interest bearing                                            19,760           20,231
      Savings                                                         77,867           75,935
      Money market                                                     5,817            5,423
      Time                                                            77,165           84,739
      Other interest bearing                                           2,913            2,802
                                                                  -----------       ----------
              Total deposits                                         183,522          189,130
    Due to broker                                                      1,298            4,026
    Other liabilities                                                  3,640            3,455
                                                                  -----------       ----------
              Total liabilities                                      188,460          196,611
                                                                  -----------       ----------

Shareholders' equity:
    Common stock, $.01 par value; 5,000,000 shares authorized;
      3,400,776 shares issued and outstanding at
       December 31, 1999                                                  34               --
    Additional paid-in capital                                        10,214               --
    Retained earnings, substantially restricted                       29,249           27,909
    Accumulated other comprehensive income (loss)                       (259)             753
    Unallocated shares of employee stock ownership plan (ESOP)
      124,423 shares at December 31, 1999                               (871)              --
                                                                  -----------       ----------
              Total shareholders' equity                              38,367           28,662
                                                                  -----------       ----------
              Total liabilities and
                 equity                                          $   226,827          225,273
                                                                  ===========       ==========

See accompanying notes to consolidated financial statements.

                       ROME BANCORP, INC. AND SUBSIDIARY

                       Consolidated Statements of Income

                          December 31, 1999 and 1998

                       (in thousands, except share data)



                                                                            1999                1998
                                                                          --------            --------
Interest income:
    Loans                                                                $ 11,349              11,334
    Securities                                                              3,306               3,464
    Other short-term investments                                              894                 713
                                                                          --------            --------
            Total interest income                                          15,549              15,511

Interest expense on deposits                                                6,850               7,203
                                                                          --------            --------
            Net interest income                                             8,699               8,308

Provision for loan losses                                                     175                 390
                                                                          --------            --------
            Net interest income after provision for loan losses             8,524               7,918
                                                                          --------            --------
Non-interest income:
    Service charges                                                           634                 562
    Net gain on sale of securities                                            111                 314
    Deferred trustees compensation income                                     176                  25
    Other income                                                              276                 181
                                                                          --------            --------
            Total non-interest income                                       1,197               1,082
                                                                          --------            --------
Non-interest expenses:
    Salaries and employee benefits                                          3,726               3,263
    Building, occupancy and equipment                                       1,275               1,187
    Trustees fees                                                             145                 127
    Real estate owned, net                                                     22                 383
    ATM service fees                                                          189                 169
    Public relations and advertising                                          175                 132
    Contributions                                                             622                 152
    Other                                                                   1,508               1,209
                                                                          --------            --------
            Total non-interest expenses                                     7,662               6,622
                                                                          --------            --------

            Income before income tax expense                                2,059               2,378
                                                                          --------            --------

Income tax expense                                                            613                 853
                                                                          --------            --------

            Net income                                                   $  1,446               1,525
                                                                          ========            ========
Basic earnings per share (from October 6, 1999 to
     December 31, 1999)                                                  $   0.02                 N/A
                                                                          ========            ========

See accompanying notes to consolidated financial statements.

                       ROME BANCORP, INC. AND SUBSIDIARY

   Consolidated Statements of Shareholders' Equity and Comprehensive Income

                    Years ended December 31, 1999 and 1998

                       (in thousands, except share data)

                                                                                           Accumulated
                                                                                              other
                                                                Additional                comprehensive    Unallocated
                                                      Common     paid-in      Retained        income           ESOP
                                                      stock      capital      earnings        (loss)          shares       Total
                                                    --------    ----------    --------     ------------    -----------    -------
Balances at December 31, 1997                      $    --          --         26,384           410              --       26,794

Comprehensive income:
    Net income                                          --          --          1,525            --              --        1,525
    Other comprehensive income                          --          --             --           343              --          343
                                                                                                                          ---------
               Total comprehensive income                                                                                  1,868
                                                    --------     --------     --------      ---------      ---------      ---------

Balances at December 31, 1998                           --          --         27,909           753              --       28,662

Net proceeds from sale of 1,598,365 shares of
    common stock                                        16       9,756             --            --              --        9,772
Initial capital contributions and issuance of
    shares to Rome MHC (1,734,396 shares)               17         (17)          (100)           --              --         (100)
Charitable contribution of common stock to
    Rome Savings Bank Foundation
     (68,015 shares)                                     1         475             --            --              --          476
Common stock acquired by ESOP
    (133,310 shares)                                    --          --             --            --            (933)        (933)
ESOP shares released for allocation
    (8,887 shares)                                      --          --             (6)           --              62           56

Comprehensive income:
    Net income                                          --          --          1,446            --              --        1,446
    Other comprehensive loss                            --          --             --        (1,012)             --       (1,012)
                                                                                                                          -------
               Total comprehensive income                                                                                    434
                                                    --------     --------     --------      ---------      ---------      ---------
Balances at December 31, 1999                      $    34      10,214         29,249          (259)           (871)      38,367
                                                    ========     ========     ========      =========      =========      =========

See accompanying notes to consolidated financialstatements.

                       ROME BANCORP, INC. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                    Years ended December 31, 1999 and 1998

                                (in thousands)

                                                                                     1999                 1998
                                                                                ------------           ----------
Cash flows from operating activities:
    Net income                                                                 $     1,446                 1,525
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization                                                516                   418
          Decrease in accrued interest receivable                                       65                    23
          Provision for loan losses                                                    175                   390
          Net gains on sales of securities                                            (111)                 (314)
          Net (gains) losses on sale of real estate owned                              (33)                   21
          Write down of real estate owned                                               27                   199
          Amortization and accretion of premiums and discounts                           2                   (36)
          Increase in other liabilities                                                185                   389
          Deferred income tax                                                         (195)                 (194)
          Decrease (increase) in other assets                                         (279)                 (422)
          Contribution of stock to Rome Savings Bank Foundation                        476                    --
          Allocation of ESOP shares                                                     56                    --
                                                                                ------------           ----------
                 Net cash provided by operating activities                           2,330                 1,999
                                                                                ------------           ----------

Cash flows from investing activities:
    Net increase in loans                                                           (8,576)               (6,151)
    Proceeds from sale of education loans                                            1,688                 1,491
    Proceeds from sales of securities available for sale                             3,192                   921
    Proceeds from maturities and principal reductions of
       securities available for sale                                                24,969                21,000
    Purchases of securities available for sale                                     (35,868)              (17,060)
    Purchases of securities held to maturity                                           (78)                 (107)
    Proceeds from maturities and principal reductions of
     securities held to maturity                                                       195                   314
    Proceeds from sale of real estate owned                                            162                 1,509
    Additions to premises and equipment                                               (298)                 (635)
                                                                                ------------           ----------
                 Net cash (used in) provided by investing activities               (14,614)                1,282
                                                                                ------------           ----------

Cash flows from financing activities:
    Decrease in time deposits                                                       (7,574)               (1,092)
    Increase in other deposits                                                       1,966                 5,726
    Net proceeds from issuance of common stock                                       8,839                    --
    Initial capital contribution to Rome MHC                                          (100)                   --
                                                                                ------------           ----------
                 Net cash provided by financing activities                           3,131                 4,634
                                                                                ------------           ----------
Net increase (decrease) in cash and cash equivalents                                (9,153)                7,915
Cash and cash equivalents at beginning of year                                      25,214                17,299
                                                                                ------------           ----------
Cash and cash equivalents at end of year                                       $    16,061                25,214
                                                                                ============           ==========

Supplemental disclosure of cash flow information:
    Non-cash investing activities:
       Change in securities purchased not settled                                   (2,728)                4,026
       Additions to real estate owned                                                   49                   397
    Cash paid during the period for:
       Interest                                                                      6,850                 7,203
       Income taxes                                                                  1,269                 1,023
                                                                                ============           ==========

See accompanying notes to consolidated financial statements.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



(1)  Business

     Rome Bancorp, Inc. (the "Company") is a registered bank holding company, organized under the laws of Delaware and is the parent company of The Rome Savings Bank and subsidiaries (the "Bank"). The Company commenced operations on October 6, 1999, when the Bank converted from a state chartered mutual savings bank to a state chartered stock savings bank (the "Conversion"). On that date, the Company sold 1,598,365 shares of common stock in its initial public offering and received $9.8 million of net proceeds from the sale. The shares sold included 133,310 shares purchased by the Company's Employee Stock Ownership Plan (ESOP), which was funded by a loan from the Company. The Company contributed an additional 68,015 shares plus $100,000 to the Rome Savings Bank Foundation as part of the Conversion and an expense of $346,000 after taxes, was recorded in October 1999 due to this donation.

     The Company provides traditional community banking services for individuals and small-to medium-sized businesses, through the Bank's four branches in Oneida County of New York State. The Bank is subject to regulation by the New York State Banking Department and the Federal Deposit Insurance Corporation (FDIC).


(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Certain prior year amounts have been reclassified to conform to the current year classifications. A description of the significant accounting policies is presented below. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



     (b)  Securities

          The Company classifies its debt securities as either available-for-sale or held-to-maturity as the Company does not hold any securities considered to be trading. Held-to-maturity securities are those debt securities the Company has the ability and intent to hold until maturity. All other debt securities are classified as available for sale.

          Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income, a component of shareholders' equity, until realized.

          A decline in the fair value of an available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

          Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Purchases and sales are recorded on a trade date basis with settlement occurring shortly thereafter. Realized gains and losses on securities sold are derived using the specific identification method for determining the cost of securities sold.

     (c)  Loans

          Loans are reported at the principal amount outstanding. Origination fees and certain direct origination costs related to lending activities are recognized in the period that the loan is closed. The difference between origination fees and the related direct origination costs are not material. The Company has the ability and intent to hold its loans to maturity except for education loans which are sold to a third party upon reaching repayment status.

          Interest on loans is accrued and included in income at contractual rates applied to principal outstanding. The accrual of interest on loans (including impaired loans) is generally discontinued, and previously accrued interest is reversed, when loan payments are 90 days or more past due or when, by the judgment of management, collectibility becomes uncertain. Subsequent recognition of income occurs only to the extent that payment is received. Loans are generally returned to an accrual status when both principal and interest become current and the loan is determined to be performing in accordance with the applicable loan terms. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



     (d)  Allowance for Loan Losses

          The allowance for loan losses is increased by the provision for loan losses charged to operations and is decreased by the charge-off of loans, net of recoveries. Loans are charged off when management determines that ultimate success of the loan's collectibility is remote.

          Management's evaluation of the adequacy of the allowance considers the Company's historical loan loss experience, review of specific loans, current economic conditions and such other factors considered appropriate to estimate losses. Management uses presently available information to estimate probable losses on loans; however, future additions to the allowance may be necessary based on changes in estimates, assumptions or economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

          The allowance for loan losses is periodically evaluated by management in order to maintain the allowance at a level sufficient to absorb probable loan losses based upon known and inherent risks in the loan portfolio.

          The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans greater than $250,000 in a nonaccrual status (90 days or more delinquent) are considered impaired. Commercial mortgage loans and commercial loans less than $250,000 and all residential mortgage loans, consumer loans and education loans are evaluated collectively by portfolio since they are homogeneous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgement and the related factors discussed above.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



     (e)  Real Estate Owned

          Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of the unpaid loan balance on the property at the date of transfer, or fair value less estimated costs to sell. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating costs associated with the properties are charged to expense as incurred.

     (f)  Premises and Equipment

          Land is carried at cost and buildings and improvements and furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (7 to 40 years for buildings and 3 to 10 years for furniture and equipment). Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

     (g)  Employee Benefit Plans

          The Company maintains a non-contributory defined benefit pension plan that covers substantially all employees. The benefits under the pension plan are based on the employee's years of service and compensation. The projected unit credit method is utilized for measuring net periodic pension costs over the employees' service lives. The Bank's funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

          The Bank provides health care and life insurance benefits to retired employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

          The Company also sponsors a non-contributory ESOP covering substantially all employees. The number of shares allocable to Plan participants is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



     (h)  Income Taxes

          The Company and its subsidiary file a consolidated tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     (i)  Cash and Cash Equivalents

          For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which represents short-term highly liquid investments.

     (j)  Financial Instruments With Off-Balance Sheet Risk

          The Company's off-balance sheet financial instruments are limited to commitments to extend credit. The Company's policy is to record such instruments when funded.

     (k)  Earnings Per Share

          Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Prior to the conversion to a stock bank holding company, earnings per share are not applicable as the mutual savings bank had no shares outstanding. After conversion, earnings per share is determined from October 6, 1999, the date of the conversion, to the end of the year based upon the weighted average number of shares outstanding for the period. The income included in the computation is based on the actual results of operations only for the post-conversion period. Unallocated shares held by the Company's ESOP are not included in the weighted average number of shares outstanding.

     (l)  Segment Reporting

          The Company's operations are solely in the financial services industry providing traditional community banking services in the geographical region of Oneida County and surrounding areas in New York State. The Company has determined that it has no reportable segments as defined by Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

                       ROME BANCORP, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                    Years ended December 31, 1999 and 1998



(3)    Securities

       Securities are summarized as follows (in thousands):

                                                                        December 31, 1999
                                               ----------------------------------------------------------------
                                                                     Gross            Gross
                                                 Amortized         unrealized      unrealized          Fair
                                                   cost              gains           losses            value
                                               -------------      -----------     ------------      -----------
       Available-for-sale:
          U.S. Government securities          $      6,023               10               23            6,010
          U.S. Government agencies                  21,958               61              184           21,835
          State and Municipal obligations           15,009               --              371           14,638
          Mortgage-backed securities                10,624                4              214           10,414
          Corporate bonds                              488               --                5              483
                                               -------------      -----------     ------------      -----------
               Total debt securities                54,102               75              797           53,380

          FHLB stock                                   763               --               --              763
          Equity and other securities                4,007              341               52            4,296
                                               -------------      -----------     ------------      -----------
                                              $     58,872              416              849           58,439
                                               =============      ===========     ============      ===========

       Held-to-maturity:
          U.S. Government securities                   500                1               --              501
          Mortgage-backed securities                   559               31               --              590
          Other bonds                                  294               --               --              294
                                               -------------      -----------     ------------      -----------
                                              $      1,353               32               --            1,385
                                               =============      ===========     ============      ===========


                                                                        December 31, 1998
                                               ----------------------------------------------------------------
                                                                     Gross            Gross
                                                 Amortized         unrealized      unrealized          Fair
                                                   cost              gains           losses            value
                                               -------------      -----------     ------------      -----------
       Available-for-sale:
          U.S. Government securities          $     22,031              211               --           22,242
          U.S. Government agencies                  10,041               97               --           10,138
          State and Municipal obligations           12,392              269                1           12,660
          Mortgage-backed securities                 5,024               --               28            4,996
                                               -------------      -----------     ------------      -----------
               Total debt securities                49,488              577               29           50,036

          FHLB stock                                   747               --               --              747
          Equity securities                          3,546              708                1            4,253
                                               -------------      -----------     ------------      -----------
                                              $     53,781            1,285               30           55,036
                                               =============      ===========     ============      ===========

       Held-to-maturity:
          U.S. Government securities                   502               11               --              513
          Mortgage-backed securities                   750               59               --              809
          Other bonds                                  220               --               --              220
                                               -------------      -----------     ------------      -----------
                                              $      1,472               70               --            1,542
                                               =============      ===========     ============      ===========

                       ROME BANCORP, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                    Years ended December 31, 1999 and 1998

                                                  December 31, 1999
                                       ----------------------------------
                                            Amortized            Fair
                                              cost               value
                                       ----------------   ---------------
       Available-for-sale:
          Due within one year          $      4,026              4,035
          Due after one year through
              five years                     20,110             19,839
          Due after five years through
              ten years                      25,612             25,107
          Due after ten years                 4,354              4,399
                                        --------------    ---------------

                                       $     54,102             53,380
                                        ==============    ===============
       Held-to-maturity:
          Due within one year                   500                501
          Due after one year through
              five years                         29                 29
          Due after five years through
              ten years                         358                376
          Due after ten years                   466                479
                                        --------------    ---------------

                                       $      1,353              1,385
                                        ==============    ===============

   Gross gains of $265,000 and $314,000 were realized on sales of securities in 1999 and 1998, respectively. Gross losses of $154,000 were realized on sales of securities in 1999, and there were no gross losses realized on sales of securities in 1998.

                       ROME BANCORP, INC. AND SUBSIDIARY

                  Notes to Consolidated Financial Statements

                    Years ended December 31, 1999 and 1998

(4)   Loans

      Loans are summarized as follows (in thousands) at December 31:


                                                  1999          1998
                                              -----------   -----------
     Mortgage loans:
          Residential                        $   64,258         65,752
          Commercial                             32,971         29,499
          Construction and land                   1,136            391
                                              -----------   ------------

                                                 98,365         95,642
                                              -----------   ------------
     Other loans:
          Commercial                             19,984         17,271
          Automobile loans                       10,376          9,460
          Property improvement
            and equipment                         1,883          2,108
          Education                               4,735          5,224
          Other consumer                          7,945          7,099
                                              -----------   ------------

                                                 44,923         41,162
                                              -----------   ------------

                                             $  143,288        136,804
                                              ===========   ============

Loans serviced for other totaled $4,156,000 and $4,627,000 at December 31, 1999 and 1998, respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                      Years ended
                                                      December 31,
                                              ---------------------------
                                                  1999            1998
                                              ------------    -----------
        Balance at beginning of period       $     1,956          1,742
        Provision charged to operations              175            390
        Recoveries                                   255            235
        Loans charged off                           (610)          (411)
                                              ------------   ------------

        Balance at end of period             $     1,776          1,956
                                              ============   ============

At December 31, 1999 and 1998, there were no impaired loans. The Bank recognized no interest on impaired loans during years ended December 31, 1999 and 1998.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



     The principal balances of loans not accruing interest amounted to $358,000 and $799,000 at December 31, 1999 and 1998, respectively. The differences between the amount of interest income that would have been recorded if nonaccrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 1999 and 1998 was immaterial.


     A substantial portion of the Company's loans are mortgage and consumer loans in Oneida County. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in this area. A majority of the Company's loan portfolio is secured by real estate. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(5)  Premises and Equipment

     Premises and equipment at December 31 are summarized as follows (in thousands):


                                            1999    1998
                                           -------  -----

      Land                                 $   836    836
      Buildings and improvements             4,480  4,384
      Furniture and equipment                4,884  4,690
                                           -------  -----

                                            10,200  9,910
      Less accumulated depreciation and
        amortization                         6,461  5,953
                                           -------  -----

                                           $ 3,739  3,957
                                           =======  =====

   Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $522,000 and $418,000 during the years ended December 31, 1999 and 1998, respectively.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



(6)    Deposits

       Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

                                   1999
                                  -------

      Within one year             $56,952
      One through two years        11,527
      Two through three years       4,080
      Three through four years      3,302
      Four through five years       1,304
                                  -------

          Total time deposits     $77,165
                                  =======

   At December 31, 1999 and 1998, time deposits with balances of $100,000 or more totaled approximately $10,163,000 and $10,244,000, respectively.

   Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):


                                 1999   1998
                                ------  -----

      Savings                   $2,437  2,340
      Money market                 189    180
      Time                       4,158  4,624
      Other interest bearing        66     59
                                ------  -----

                                $6,850  7,203
                                ======  =====

(7)  Borrowings

     At December 31, 1999, the Company had available an unused line of credit of $22,547,000 with the Federal Home Loan Bank of New York which is subject to review and renewal. There were no outstanding borrowings for the years ended December 31, 1999 and 1998.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998


(8)  Income Taxes

     The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):

                                1999            1998
                            ------------   ------------
       Current:
          Federal          $       751            825
          State                     57            222
                            ------------   ------------

                                   808          1,047
                            ------------   ------------
       Deferred:
          Federal                 (236)          (147)
          State                     41            (47)
                            ------------   ------------

                                  (195)          (194)
                            ------------   ------------

                           $       613            853
                            ============   ============



   Actual tax expense differs from "expected" tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31 are as follows (in thousands):


                                                    1999           1998
                                                 ----------     ----------
        Computed "expected" tax expense         $     700            809
          Increases (decreases) in income
            taxes resulting from:
               State taxes, net of Federal
                  tax benefit                          65            116
               Tax exempt interest                   (183)           (87)
               Other, net                              31             15
                                                 ----------     ----------

                                                $     613            853
                                                 ==========     ==========

                                                     29.8%          35.9%
                                                 ==========     ==========

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):


                                                    1999   1998
                                                   ------  -----
      Deferred tax assets:
        Losses on real estate owned                $   81    104
        Allowance for loan losses                     468    549
        Accrued postretirement benefits               731    698
        Deferred compensation                         214    147
        Unrealized losses on available-for-sale
          securities                                  174     --
        Charitable contribution carry forward         154     --
        Other                                          47     39
                                                   ------  -----

          Total gross deferred tax assets           1,869  1,537
                                                   ------  -----

      Deferred tax liabilities:
        Accumulated depreciation on
          premises and equipment                       81     98
        Prepaid pension cost                          212    224
        Unrealized gains on available-
          for-sale securities                          --    502
        Other                                          48     56
                                                   ------  -----

          Total gross deferred tax liabilities        341    880
                                                   ------  -----

          Net deferred tax assets                  $1,528    657
                                                   ======  =====

   Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Management believes that no valuation allowance is necessary.

   In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $3.4 million at December 31, 1999, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank's stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 1999 with respect to the base-year reserve was approximately $1.4 million.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



(9)  Employee Benefits

     The following table sets forth the changes in the Company's pension and postretirement plans' accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 1999 and 1998:


                                                Pension benefits    Postretirement benefits
                                               ------------------  -------------------------
(in thousands)                                   1999      1998        1999         1998
                                               ---------  -------  ------------  -----------
   Change in benefit obligation:
     Benefit obligation at beginning
      of year                                   $ 6,064    5,542         2,034        1,521
     Service cost                                   171      148            44           36
     Interest cost                                  395      396           129          127
     Amendments                                      --       --            --           31
     Actuarial loss (gain)                         (631)     454          (165)         369
     Benefits paid                                 (194)    (476)          (75)         (68)
     Participant contributions                       --       --            23           18
                                                -------    -----        ------       ------

       Benefit obligation at end of year          5,805    6,064         1,990        2,034
                                                -------    -----        ------       ------

   Change in plan assets:
     Fair value of plan assets
      at beginning of year                        6,677    7,165            --           --
     Actual return on plan assets                 1,181      (12)           --           --
     Employer contributions                          --       --            52           50
     Participant contributions                       --       --            23           18
     Benefits paid                                 (194)    (476)          (75)         (68)
                                                -------    -----        ------       ------

       Fair value of plan
         assets at end of year                    7,664    6,677            --           --
                                                -------    -----        ------       ------

   Funded status                                  1,859      613        (1,990)      (2,034)
     Unrecognized net actuarial loss (gain)      (1,276)       9            88          258
     Net transition asset                            --      (15)           --           --
     Unrecognized prior service cost                (39)     (47)           25           28
                                                -------    -----        ------       ------

       Prepaid (accrued) benefit cost           $   544      560        (1,877)      (1,748)
                                                =======    =====        ======       ======

   Assumptions as of
    December 31:
      Discount rate                                7.75%     6.5%         7.75%         6.5%
      Expected return
       on plan assets                               8.0%     8.0%           --           --
      Rate of compensation
       increase                                     5.5%     4.5%           --           --

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



   The components of net periodic benefit cost includes the following:

                                              Pension benefits   Postretirement benefits
                                             ------------------  -----------------------
   (in thousands)                               1999      1998       1999         1998
                                             --------  --------  -----------  ----------

   Service cost                                $ 171       148            44          36
   Interest cost                                 395       396           129         127
   Expected return on assets                    (527)     (568)           --          --
   Amortization                                  (23)     (140)            8           2
                                               -----      ----          ----        ----

      Net periodic benefit cost (benefit)      $  16      (164)          181         165
                                               =====      ====          ====        ====

   There is no assumed increase in the per capita cost of current health care benefits since the employer contributions are fixed with the retiree paying for any cost increases.

   The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee's contributions up to a limit of 3% of the employee's base pay.

   Contributions to the defined contribution 401(k) Savings Plan were $58,000 and $56,000 during the years ended December 31, 1999 and 1998, respectively.

   In connection with establishing the Employee Stock Ownership Plan (ESOP) in 1999, the ESOP borrowed $933,000 from the Company to purchase 133,310 shares of the Company's common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 1999, 8,887 shares were released or committed to be released and 124,423 remained as unallocated shares. The fair value of the unallocated shares on December 31, 1999 was $809,000. The Company recognized compensation expense of $55,000 in 1999 in connection with the ESOP.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



(10)  Comprehensive Income

      Comprehensive income represents net income and other comprehensive income which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (in thousands):

                                                                               Years ended
                                                                               December 31,
                                                                    --------------------------------
                                                                        1999               1998
                                                                    -------------      -------------
           Net change in unrealized gain (loss) on
               available-for-sale securities                       $    (1,577)               886
           Reclassification adjustment for net realized
               gain included in net income                                (111)              (314)
                                                                    -------------      -------------

           Other comprehensive income (loss), before tax                (1,688)               572
           Deferred  tax expense (benefit)                                (676)               229
                                                                    -------------     --------------

                  Other comprehensive
                     income (loss), net of tax                     $    (1,012)               343
                                                                    =============     ==============

(11) Commitments and Contingencies

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and involve, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. Credit risk represents the accounting loss that would be recognized at the reporting date if obligated counterparties failed completely to perform as contracted. Market risk represents risk that future changes in market prices make financial instruments less valuable.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's evaluation of the customer's financial position. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Substantially all commitments to extend credit, if exercised, will represent loans secured by real estate.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



     At December 31, 1999 and 1998 the Company was committed to originate mortgage and other loans of approximately $8,769,000 and $3,727,000 respectively. Commitments under unused lines of credit and letters of credit were approximately $5,951,000 and 5,718,000 at December 31, 1999 and 1998, respectively.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls its credit risk through credit approvals, limits, and monitoring procedures.

     In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Company.


(12) Shareholders' Equity and Regulatory Matters

     The Company's ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

     The Company the Bank are subject to various regulating requirements administered by the federal banking agencies and the Bank is further requested by the New York State Banking Department.

     Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established capital levels for which insured institutions are categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998


   As of June 30, 1999, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category. Management believes, as of December 31, 1999, that the Company and Bank meet all capital adequacy requirements to which they are subject.

   The following is a summary of the Company's and Bank's actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

                                                                                                                To be classified as
                                                                                                              well-capitalized under
                                                                              Minimum capital                    prompt corrective
                                              Actual                       adequacy requirements                 action provisions
                                   ---------------------------            ----------------------             -----------------------
                                      Amount           Ratio                 Amount       Ratio                 Amount       Ratio
                                   ------------    -----------            ---------     --------             -----------   ---------
As of December 31, 1999:
    Total capital (to risk
        weighted assets):
            Company               $      40,171        30.0%                 10,708        =>8%                                N/A
            Bank                         34,939        26.2%                 10,687        =>8%                  13,358       =>10%

    Tier 1 Capital (to risk
        weighted assets):
            Company               $      38,367        28.7%                  5,354        =>4%                                N/A
            Bank                         33,138        24.8%                  5,343        =>4%                   8,015        =>6%

    Tier 1 Capital (to
        average assets):
            Company               $      38,367        16.7%                  9,176        =>3%                                N/A
            Bank                         33,138        14.4%                  9,180        =>3%                  11,476        =>5%

As of December 31, 1998:
    Total capital (to risk
        weighted assets):         $      29,869        22.8%                 10,480        =>8%                  13,100       =>10%

    Tier 1 Capital (to risk
        weighted assets):         $      27,909        21.3%                  5,240        =>4%                   7,860        =>6%

    Tier 1 Capital (to
        average assets):          $      27,909        12.7%                  8,768        =>4%                  10,961        =>5%

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998


     In order to grant priority in the Conversion to the eligible depositors, the Bank established a special account at the time of conversion in an amount equal to its total net worth at September 30, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the special account. The total amount of the special account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the special account. At December 31, 1999, the amount remaining in this liquidation account was approximately $29.8 million.


(13) Fair Value of Financial Instruments

     The following methods and assumptions were used by the Bank in estimating fair values of financial instruments:

       Cash and cash equivalents: For these short-term instruments that generally mature in ninety days or less. The carrying value approximates fair value.

       Securities: Fair values of securities are based on exchange quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

       Loans: For variable rate loans that reprice frequently and loans due on demand with no significant change in credit risk, fair values are considered to approximate carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold on the secondary market, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest receivable approximates its fair value.

       Deposits: The fair values of demand deposits (interest and non-interest checking) savings accounts and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposits, are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these products to a schedule of aggregated expected monthly maturities on time deposits.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



       Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments (lines of credit and commitments to fund loans) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these financial instruments is immaterial and has therefore been excluded from the table below.

       These estimated fair valued do not include the value of core deposit relationships which comprise a significant portion of the Company's deposit base. Management believes that the Company's core deposit relationships provide a relatively stable low-cost funding source which has a substantial intangible value separate from the deposit balances.

   The estimated carrying values and fair values of the Company's financial instruments for December 31 are as follows (in thousands):


                                             1999              1998
                                      ----------------  -----------------
                                      Carrying   Fair   Carrying   Fair
                                       amount   value    amount    value
                                      --------  ------  --------  -------
   Financial assets:
     Cash and cash equivalents        $ 16,061  16,061    25,214   25,214
     Securities available for sale      58,439  58,439    55,036   55,036
     Securities held to maturity         1,353   1,385     1,472    1,542
     Loans, net                        141,512 140,152   134,848  137,594

   Financial liabilities:
     Non-interest bearing
       deposits                         19,760  19,760    20,231   20,231
     Interest bearing deposits         163,762 163,649   168,899  169,475

   Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



(14) Parent Company Only Financial Statements

     Presented below is the condensed balance sheet as of December 31, 1999 and statement of income and statement of cash flows for the period from October 6, 1999 to December 31, 1999 for Rome Bancorp, Inc. (in thousands):

        Condensed Balance Sheet                                   1999
                                                             -------------

        Assets:
           Cash and due from banks                          $      4,371
           Investment in subsidiary bank                          32,879
           Loan receivable from ESOP                                 871
           Other assets                                              246
                                                             -------------

                 Total assets                               $     38,367
                                                             =============

        Total shareholders' equity                          $     38,367
                                                             =============


        Condensed Statement of Income                             1999
                                                             -------------

        Interest income                                     $         18
                                                             -------------

                 Total operating income                               18
                                                             -------------
        Donation to charitable foundation                            576
        Other operating expenses                                      12
                                                             -------------

                 Total operating expenses                            588
                                                             -------------
        Loss before income taxes and equity in undistributed
           income of subsidiary bank                                (570)
        Income tax benefit                                           230
        Equity in undistributed income of subsidiary bank            411
                                                             -------------

                 Net income                                 $         71
                                                             =============

                       ROME BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                     Years ended December 31, 1999 and 1998



Condensed Statement of Cash Flows                                 1999
                                                              ------------
Operating activities:
    Net income                                                          71
    Adjustments to reconcile net income to cash
        provided by operating activities:
            Equity in undistributed earnings of subsidiary
                 bank                                                 (411)
            Increase in other assets                                  (246)
            Donation of stock to charitable foundation                 476
                                                              ------------

                 Net cash used by operating activities                (110)
                                                              ------------
Investing activities:
    Loan to ESOP                                                      (871)
    Purchase of subsidiary bank                                     (4,420)
                                                              -------------

                 Net cash used in investing activities              (5,291)
                                                              ------------
Financing activities:

    Net proceeds from issuance of common
    stock                                                            9,772
                                                              ------------


                 Net cash provided by financing activities           9,772
                                                              ------------

Cash and cash equivalents at end of year                     $       4,371
                                                              ============