Form 10KSB, Exhibit 13
period 2000-12-31
ROME BANCORP INC
filed 2001-03-28
CIK 1088144

Chairman's Message

Dear Shareholder:

Over the past 150 years, The Rome Savings Bank has established a solid reputation of service to the community, a broad range of financial products and services to meet the needs of that community, and strong customer relationships that further bond our roots to where we, and thousands of others, call "home" - Central New York. As we celebrate this very significant milestone, we look back to the values that made us what we are today while we look to the future to build upon those values.

Our commitment remains firm and is the same as it was in 1851 - to provide the best to our customers, focusing on the needs of the individual as well as the needs of our area businesses, and to create favorable conditions that encourage long-term growth. During our long and successful history, we have been recognized for our safety, strength, and financial performance. We have strived to provide an environment of both stability and growth.

Rome Bancorp, Inc., the holding company of The Rome Savings Bank, is pleased to report assets to the Bank are now $244.8 million, an increase of $18.0 million or 7.9% at December 31, 1999. The growth in total assets is primarily due to a $24.3 million or 17.1% in net loans.

Rome Bancorp, Inc. also reports a 2000 net income of $1.8 million or $0.56 per share. Its Board of Directors has declared a quarterly cash dividend on its common stock of 7 cents ($0.07) per share, which is a 33% increase from the 2000 quarterly cash dividends of 5.25 cents ($0.0525) per share. This dividend will be issued to stockholders of record at the close of business on February 9, 2001, and payable on February 23, 2001.

Our continued mission for the future is to improve our products, services, and our outstanding customer service to a growing and evolving customer base. Our efforts will also concentrate on strong, steady asset growth - actively seeking and evaluating opportunities that not only broaden our horizons but strengthen our profitability as well.

Of course, our growth, success, and history are only possible through you, our loyal shareholders and customers. For this, we owe you our sincere thanks. You have allowed us to use our solid foundation as a community bank to step into the future as a leader in the financial community. We remain committed to you - proud, strong and still completely independent, as we have since 1851. Thank you again for your continued faith and support.

Sincerely,

Charles M. Sprock

Chairman of The Board

President

CEO

In 1851, Millard Fillmore was president of the United States. New York State had a total of 12 cities. Rome was not yet one of them, but we were working on that. We earned a stop on the railroad that ran from Utica to Syracuse, as well as being the junction point of the Rome and Watertown railroad. The Rome-Boonville section of the Black River Canal was completed in 1850, and boats were now traveling the distance from Rome to Port Leyden.

Five years previously, a fire ravaged through the business center of our village - destroying the entire north side of West Dominick Street from North James Street to Washington Street. Thanks to the courage and confidence of our forefathers, this part of West Dominick Street was rebuilt even better than ever, and now houses the Main Office of Rome Savings Bank.

Rome Savings Bank was originally chartered on June 30, 1851 - a time when there were only 10 to 12 similar banks in the state of New York. The first meeting of the Board of Trustees was held on September 1, 1851 and W. Hervey Brayton was elected president. Smith Tulley was the bank's first depositor, trusting his $20 into our care and keeping on September 16, 1851. We were proud to issue our first mortgage in the amount of $3,000 to the First Presbyterian Church in 1852.

As the needs of our community changed, we responded. Rome Savings Bank renewed it's "unswerving faith in the growth and continued prosperity of Rome" by breaking ground for our Chestnut Branch on May 5, 1964. This branch officially began serving our northern residents and communities on November 14, 1964, during the 113th year of business for Rome Savings Bank. This branch enabled us to better serve over 20,000 accounts from our two locations.

On March 31, 1978, we again responded to the needs of our community by opening our New Hartford Branch on Seneca Turnpike. This was a big step for us, as we were establishing ourselves outside of Rome in order to accommodate our customers who traveled into the Utica and New Hartford areas to work each day. We found that not only were we welcome in this community, but we made many new friends who lived here, as well. Settled behind the Sangertown Square shopping mall, we have developed banking relationships with many residents and businesses.

And again, on January 12, 1995, our commuting customers looked to Rome Savings Bank to establish our West Rome Branch, located on the very busy corner of Erie Blvd. West and Gifford Road. Here we are able to reach our western neighbors of Taberg and Camden, as well as the many shoppers at K-Mart and Wal-Mart plazas. We are proud to be located among our city's newest businesses in an area that is continuously being developed as Rome's "shopping district" while still residence to some of our oldest friends.

Our reorganization in 1999 came as a natural next step. As Rome Bancorp, Inc. was formed, we were able to issue shares of common stock to our valued shareholders and share our good fortunes. While we look to the future, we are eager to develop our presence on the World Wide Web, as well as offer new products and services specifically needed for our community "on the go". But we'll always treasure our humble beginnings, and the foundation that makes us stronger...

	SELECTED FINANCIAL AND OTHER DATA
		(in thousands)

			At December 31,
	2000	1999	1998	1997	1996
Selected Financial Condition Data:
Total assets	$244,831	$226,827	$225,273	$214,356	$212,046
Loans, net	165,846	141,512	134,848	130,975	137,285
Securities	49,196	59,792	56,508	56,628	48,324
Total cash and cash equivalents	20,800	16,061	25,214	17,299	16,692
Total deposits	183,233	183,522	189,130	184,496	184,579
Total equity	38,047	38,367	28,662	26,794	24,886
Allowance for loan losses	1,688	1,776	1,956	1,742	1,708
Non-performing loans	1,346	487	931	1,474	3,252
Non-performing assets	1,346	670	1,224	3,100	4,702

			For the Year Ended December 31,
	2000	1999	1998	1997	1996

Selected Operating Data:
Interest income	$16,552	15,549	15,511	15,542	15,629
Interest expense	6,820	6,850	7,203	7,311	7,487
Net interest income	9,732	8,699	8,308	8,231	8,142
Provision for loan losses	650	175	390	360	1,850
Net interest income after provision for loan losses	9,082	8,524	7,918	7,871	6,292
Non-interest income:
Service charges and other income	841	1,086	768	936	1,179
Net (loss) gain on sale of securities	(142)	111	314	157	410
Total noninterest income	699	1,197	1,082	1,093	1,589
Total noninterest expense	7,305	7,662	6,622	6,430	6,140
Income before income taxes	2,476	2,059	2,378	2,534	1,741
Income taxes	723	613	853	996	735
Net income	$1,753	1,446	1,525	1,538	1,006

					At or for the
			Year Ended December 31,
			2000	1999	1998	1997	1996

Selected Financial Ratios and Other Data
	Performance Ratios:
	Basic earnings per share	1	$0.56	$0.02	N/A	N/A	N/A
	Diluted earnings per share	1	$0.56	$0.02	N/A	N/A	N/A
	Return on average assets	2	0.76%	0.64%	0.70%	0.71%	0.47%
	Return on average equity	2	4.62%	4.52%	5.34%	5.79%	3.99%
	Net interest rate spread	3	3.71%	3.51%	3.47%	3.52%	3.53%
	Net interest margin	3	4.66%	4.31%	4.19%	4.13%	4.10%
	Non-interest expense to average assets	2	3.17%	3.40%	3.04%	2.99%	2.85%
	Efficiency Ratio	2, 3	67.01%	75.47%	72.96%	70.14%	65.87%
	Avg interest earning assets to average
	interest-bearing liabilities		130.20%	124.57%	120.15%	116.83%	115.03%

	Capital Ratios:
	Average equity to average assets		16.49%	14.18%	13.09%	12.34%	11.70%
	Equity to total assets at end of period		15.54%	16.91%	12.72%	12.50%	11.74%
	Book value per share		$12.00	$11.28	N/A	N/A	N/A

	Regulatory Capital Ratios:
	Core capital (Tier 1 capital)		15.48%	16.84%	12.73%	12.33%	11.68%
	Total Risk-based capital		24.29%	30.21%	22.80%	22.20%	21.20%

	Asset Quality Ratios:
	Nonperforming loans as percent of loans		0.80%	0.34%	0.68%	1.11%	2.34%
	Nonperforming assets as percent of total assets		0.55%	0.30%	0.54%	1.45%	2.22%
	Allowance for loan losses as a percent of loans		1.01%	1.24%	1.43%	1.31%	1.23%
	Allowance for loan losses as a percent of
	non-performing loans		125.41%	364.68%	210.32%	118.18%	52.52%

	Other Data:
	Number of:
	Deposit accounts		33,591	33,475	34,693	34,003	34,218
	Full service offices		4	4	4	4	3

1	Basic and diluted earnings per share for the year ended December 31, 1999 are only from October 6, 1999, the date of
	conversion to a stock bank holding company, to the end of the year. Basic and diluted earnings per share prior to 1999
	are not applicable.

2	Excluding the contribution to The Rome Savings Bank Foundation of $576,000 (or $346,000 after taxes) in 1999, the
	performance ratios would have been as follows: Basic and diluted earnings per share - $0.13, Return on
	average assets - 0.79%, Return on average equity - 5.61%, Non-interest expense to average assets - 3.14%,
	Efficiency ratio - 69.79%.

3	Includes tax equivalent adjustment for the Company's tax-exempt municipal securities.

Management's Discussion and Analysis

Overview

Rome Bancorp, Inc. (the "Company") commenced operations on October 6, 1999, when The Rome Savings Bank (the "Bank") converted from a New York mutual savings bank to a New York mutual holding company structure whereby the Bank became a wholly owned subsidiary of the Company, a majority owned subsidiary of Rome, MHC. In connection with the reorganization, the Company sold 1,598,365 shares of common stock to the public and issued 68,015 shares to The Rome Savings Bank Foundation and 1,734,396 shares to Rome, MHC, its mutual holding company parent. Net proceeds of the offering were approximately $8.8 million.

The Company is a Delaware corporation whose sole business is conducted by its wholly owned subsidiary, the Bank. The Bank's principal business is accepting deposits from the general public and using those deposits to make residential and commercial real estate loans, as well as commercial and consumer loans to individuals and small businesses primarily in Oneida County and also elsewhere in New York State. The Bank also invests in long and short-term marketable securities and other liquid investments.

The Bank's results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-bearing assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Bank's operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities, the provision for loan losses and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. Financial institutions in general, including the Bank, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions and funds availability. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences and levels of personal income and savings in the Bank's primary market area.

The consolidated financial condition and operating results of the Company are primarily dependent on its wholly owned subsidiary, the Bank, and all references to the Company prior to October 6, 1999, except where otherwise indicated, are to the Bank.

Comparison of Financial Condition at December 31, 2000 and December 31, 1999:

The Company's total assets at December 31, 2000 were $244.8 million, an increase of $18.0 million or 7.9% from $226.8 million at December 31, 1999. The growth in total assets is primarily due to a $24.3 million or 17.2% increase in net loans. Asset growth was primarily funded by borrowings of $19.6 million at December 31, 2000. The Company had no outstanding borrowings at December 31, 1999.

Securities available for sale were $47.4 million at December 31, 2000, a decrease of $11.0 million or 18.9% from $58.4 million at December 31, 1999. The Company sold $15.1 million of securities available for sale in 2000 to provide cash flow for loan growth as well as reposition the portfolio into higher yielding securities. The remaining net change is due to purchases of securities available for sale offset by maturities and principal reductions.

Total loans increased $24.2 million or 16.9% to $167.5 million at December 31, 2000 from $143.3 million at December 31, 1999. This loan growth reflects stable loan demand and the purchase of $9.5 million of automobile loans and $9.9 million of commercial mortgages from other financial institutions with those institutions providing full recourse in case of default by the borrowers. The purchase of these loans is in line with the Company's strategy to increase the portfolio of higher yielding loans. The yields on the purchased loans are at favorable market rates, yielding higher interest income than if the Company had invested in securities. Aside from the purchased loans, the Company experienced additional growth in commercial mortgages of $4.6 million, additional growth in automobile loans of $2.4 million and a $1.2 million increase in other consumer loans. These increases were offset by a decrease in residential mortgages of $1.3 million and a decrease in commercial loans of $2.2 million.

Comparison of Results of Operations for the Years Ended December 31, 2000 and December 31, 1999:

Net income for the year ended December 31, 2000 was $1.8 million, an increase of $307,000 or 21.2% from $1.4 million for the year ended December 31, 1999. The increase is primarily due to an increase in net interest income of $1.0 million or 11.9% and a decrease in non-interest expense of $357,000 or 4.7%, offset by a $475,000 increase in the provision for loan losses and a $498,000 decrease in non-interest income.

Net Interest Income

Net interest income, on a tax equivalent basis, was $10.1 million in 2000, an increase of $994,000 or 11.0% from $9.1 million in 1999. The increase is primarily due to an increase in tax equivalent interest income of $964,000 or 6.1% to $16.9 million in 2000 from $15.9 million in 1999. This increase was primarily driven by an increase in average loans and an increase in yields on loans and federal funds sold, offset by a decrease in the average balance of federal funds sold. Average loans increased $13.7 million to $150.3 million in 2000 from $136.6 million in 1999. The yield on loans increased from 8.31% in 1999 to 8.38% in 2000 driven by a shift in the mix of the loan portfolio to higher yielding commercial mortgages and automobile loans and the rising interest rate environment. Average federal funds sold decreased from $17.8 million in 1999 to $9.5 million in 2000 due to the Company using these balances to fund loan growth. The yield on federal funds sold was 6.09% in 2000 compared to 5.02% in 1999 due to an increase in the interest rate earned on these funds in 2000.

Total interest expense remained virtually unchanged from 1999 to 2000. However, interest expense on deposits decreased from $6.9 million in 1999 to $6.5 million in 2000 primarily due to a decrease in average total interest-bearing deposits from $168.8 million in 1999 to $160.4 million in 2000. The decrease was driven by the decrease in time deposits due to management's decision not to raise interest rates on these accounts in line with the competition. This decrease in average time deposits caused a $453,000 decrease in interest expense which was partially offset by a $357,000 increase in interest expense on borrowings in 2000. In 1999, the Company had no outstanding borrowings, and thus no related interest expense.

Average Balances, Interest and Average Yields of the following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities include a tax equivalent adjustment for bank qualified municipals.
	Average Balances, Interest and Average Yields
	For the year ended December 31, 2000			For the year ended December 31, 1999
		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost
Assets:				(Dollars in	thousands)
Interest-earning assets:
Loans	$ 150,325	$ 12,593	8.38%	$ 136,642	$ 11,349	8.31%
Securities	55,980	3,710	6.63	55,780	3,674	6.59
Federal funds sold & other
interest bearing deposits	9,494	578	6.09	17,807	894	5.02
Total interest-earnings assets	215,799	16,881	7.82	210,229	15,917	7.57
Noninterest-earning assets	14,402			15,285
Total assets	230,201			225,514
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Savings accounts	78,347	2,440	3.11	78,521	2,437	3.10
Time deposits	72,847	3,754	5.15	81,621	4,158	5.09
Money market accounts	6,499	185	2.85	6,020	189	3.14
Other interest bearing deposits	2,751	84	3.06	2,607	66	2.53
Total interest-bearing deposits	160,444	6,463	4.03	168,769	6,850	4.06
Borrowings	5,297	357	6.74	-	-	-
Total interest-bearing liabilities	165,741	6,820	4.11	168,769	6,850	4.06
Noninterest-bearing deposits	21,958			20,863
Other liabilities	4,533			3,914
Total liabilities	192,232			193,546
Shareholders' equity	37,969			31,968
Total liabilities and shareholders' equity	$ 230,201			$ 225,514
Net interest income		10,061			9,067
Net interest rate spread			3.71			3.51
Net interest margin			4.66%			4.31%
Ratio of interest-earning assets to
interest-bearing liabilities			1.30x			1.25x
Tax equivalent adjustment on securities		(329)			(368)
Net interest income per consolidated
financial statements		$ 9,732			$ 8,699

Rate Volume Analysis analyzes the dollar amount of changes in interest income and interest expense for each of the interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Rate Volume Analysis
	Year Ended December 31, 2000

	Increases (decreases) due to
	Rate	Volume	Net

Assets:
Interest-earning assets:
Loans	$ 99	$ 1,145	$ 1,244
Securities	22	14	36
Federal funds sold & other
interest bearing deposits	266	(582)	(316)
Total interest-earnings assets	387	577	964

Interest-bearing liabilities:
Savings accounts	8	(5)	3
Time deposits	49	(453)	(404)
Money market accounts	(28)	24	(4)
Other interest bearing deposits	14	4	18
Total interest-bearing deposits	43	(430)	(387)
Borrowings	-	357	357
Total interest-bearing liabilities	43	(73)	(30)

Net change in interest income	$ 344	$ 650	$ 994

Provision for Loan Losses

The provision for loan losses was $650,000 in 2000 compared to $175,000 in 1999. The allowance for loan losses was $1.7 million or 1.01% of total loans at December 31, 2000 compared to $1.8 million or 1.24% of total loans at December 31, 1999. The allowance for loan losses as a percent of non-performing loans was 125% at December 31, 2000 compared to 365% at December 31, 1999. Non-performing loans were $1.3 million or 0.80% of total loans at December 31, 2000 compared to $487,000 or 0.34% at December 31, 1999. Net loan charge-offs increased $383,000 from $355,000 in 1999 to $738,000 in 2000.

In determining the appropriate provision for loan losses, management considers the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in the Company's market area, which can impact the inherent risk of loss in the Company's loan portfolio. The increase in the provision for loan losses and non-performing loans in 2000 is due to the deterioration in the credit quality of one commercial customer. During the fourth quarter of 2000, the Company charged off fifty percent of the outstanding balance of $1.3 million necessitating the additional provision to maintain the allowance for loan losses at an adequate level to cover probable losses inherent in the portfolio. The remaining balance of the loans is included in nonaccrual loans. Management believes that the deterioration of this relationship is isolated and is not indicative of the quality of the total loan portfolio.

Non-interest Income

Non-interest income decreased $498,000 to $699,000 for 2000 from $1.2 million for 1999. This increase reflects a decline in income from deferred director's compensation and net losses on securities transactions, partially offset by increases in fee income.

Service charges increased $104,000 or 16.4% to $738,000 in 2000 from $634,000 in 1999 primarily as a result of increased checking service charges and increased ATM usage by non-bank depositors. Net (loss) gain on sales of securities decreased to a loss of $142,000 in 2000 versus a gain of $111,000 in 1999. The losses incurred in 2000 are a result of the Company repositioning its securities portfolio into higher yielding securities as well as providing cash flow to fund loan growth. Deferred director's compensation (loss) income represents interest, dividends and net unrealized gains and losses on the deferred directors fees which fluctuates based on the performance of the investments in the plan. The decrease in deferred director's compensation (loss) income is due to the decline in fair value of the assets in the plan, partially offset by interest and dividend income. Other income decreased $93,000 primarily as a result of interest and late charges collected on a large commercial loan in 1999 which was charged off in a prior year.

Non-interest Expense

Non-interest expense was $7.3 million for the year ended December 31, 2000 compared to $7.7 million for the year ended December 31, 1999, a decrease of $357,000 or 4.7%. The decrease was principally due to the $576,000 contribution to The Rome Savings Bank Foundation in 1999 and a decrease in other expense. These decreases were partially offset by increases in salaries and employee benefits and consulting fees. Salaries and employee benefits increased $90,000 primarily due to annuity contracts purchased for four retirees in 2000 in the amount of $96,000. Expense for the Company's supplemental executive retirement plan increased $42,000 and ESOP expense increased $15,000. These increases were offset by an $88,000 decrease in pension expense. Consulting fees were $381,000 in 2000 compared to $67,000 in 1999 primarily due to fees paid in connection with the establishment of the Bank's real estate investment trust subsidiary and fees for assistance in improving the Company's operating efficiency and marketing expertise. Other expense decreased $155,000 due to a $256,000 decrease in deferred director's compensation expense, partially offset by an $83,000 increase in legal fees for services rendered in connection with being a public company.

Income Tax Expense

Income tax expense was $723,000 for 2000, an increase of $110,000 or 17.9% from 1999 income tax expense of $613,000. The increase is primarily due to a 20.3% increase in income before income tax expense offset by a reduction in the effective tax rate from 29.8% in 1999 to 29.2% in 2000.

Liquidity and Capital Resources

The Company's primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $22.6 million on a line of credit. At December 31, 2000, the Bank had no outstanding borrowings on this line of credit, but did have outstanding advances and an amortizing note totaling $19.6 million.

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

The Company's primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2000 the Company originated approximately $33.3 million in loans and purchased $20.2 million compared to originating $35.8 million in loans in 1999. Purchases of investment securities were $9.4 million in 2000 and $33.2 million in 1999.

At December 31, 2000, the Company had loan commitments to borrowers of approximately $3.3 million, and available letters and lines of credit of approximately $5.4 million. Total deposits were $183.2 million at December 31, 2000, a decrease of $289,000 from $183.5 million at December 31, 1999.

Time deposit accounts scheduled to mature within one year were $51.3 million at December 31, 2000. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

At December 31, 2000 and 1999, the Company and the Bank exceeded each of the applicable regulatory capital requirements. The Company's and the Bank's leverage (Tier 1) capital at December 31, 2000 was $37.8 million and $33.5 million, respectively or 15.5% and 13.7% of average assets, respectively. At December 31, 1999, the Company's and the Bank's leverage (Tier 1) capital was $38.6 million and $33.1 million, respectively or 16.8% and 14.4% of average assets, respectively. In order to be classified as "well-capitalized" by the FDIC, at December 31, 2000 and 1999, the Bank is required to have leverage (Tier 1) capital of $12.2 million and $11.5 million, respectively, or 5.0% of average assets. To be classified as a "well-capitalized" bank by the FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2000 and 1999, the Bank had a risk-based total capital ratio of 21.6% and 26.2%, respectively.

The Company paid cash dividends of $0.21 per share and repurchased 264,991 shares of common stock in 2000. The Company utilized 35,200 shares of treasury stock for awards under the Recognition and Retention Plan.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Management of Interest Rate Risk

Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as movements in foreign currency exchange rates and commodity prices, do not arise in the normal course of the Company 's business operations. Interest rate risk can be defined as an exposure to a movement in interest rates that could have an adverse effect on the Company's net interest income. Interest rate risk arises naturally from the imbalance in the repricing, maturity and/or cash flow characteristics of assets and liabilities. In periods of falling interest rates, prepayments of loans typically increase, which would lead to reduced net interest income if such proceeds could not be reinvested at a comparable spread. Also in a falling rate environment, certain categories of deposits may reach a point where market forces prevent further reduction in the interest rate paid on those instruments. Generally, during extended periods when short-term and long-term interest rates are relatively close, a flat yield curve, net interest margins could become smaller, thereby reducing net interest income. The net effect of these circumstances is reduced interest income, offset only by a nominal decrease in interest expense, thereby narrowing the net interest margin.

Managing interest rate risk is of primary importance to the Company. The responsibility for interest rate risk management is the function of the Company's Asset/Liability Committee ("ALCO") which includes the President and CEO, Treasurer and CFO and certain members of the Company's Board of Directors. The Company's ALCO meets at least monthly to review the Company's asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of the Company's interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates. A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing, customer preferences and sensitivity to changing rates, and management's projected financial plans. These assumptions are compared to actual results and revised as necessary. The Company's analysis compares net interest income under a scenario of no change from current interest rates with one of a 300 basis point increase in interest rates and one of a 300 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. The Company's policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2000, based on simulation model results, the Company was within these guidelines.

Another method the Company uses to monitor interest rate risk is the gap analysis. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. Our policy sets an objective of maintaining the one-year cumulative gap between a negative 20% of total assets to a positive 20% of total assets. At December 31, 2000, the one-year cumulative gap position, as presented in the table below, was $9.3 million asset sensitive, or 3.8% of total assets.

Amounts Maturing or Repricing as of December 31, 2000

	Less than	Six Months	1 - 2	2 - 3	3 - 5	Over 5
	Six Months	to One Year	Years	Years	Years	Years	Total
	(Dollars in thousands)
Interest-earning assets:

Mortgage loans	$9,708	8,572	23,096	11,494	22,864	35,762	111,496
Consumer and other loans	18,875	6,053	10,556	8,725	8,256	3,573	56,038
Federal funds sold	14,200	0	0	0	0	0	14,200
Investment securities	12,168	5,933	2,669	4,497	9,220	14,709	49,196
Total interest-earning assets	54,951	20,558	36,321	24,716	40,340	54,044	230,930

Interest-bearing liabilities:

Savings accounts	5,678	5,678	5,036	5,036	10,074	46,766	78,268
Other Interest Bearing Deposits	738	0	0	1,911	0	0	2,649
Money market accounts	0	0	0	0	0	5,474	5,474
Time deposits	32,617	18,704	10,438	5,151	5,954	0	72,864
Total interest-bearing deposits	39,033	24,382	15,474	12,098	16,028	52,240	159,255
Borrowings	1,120	1,658	11,937	2,608	2,312	0	19,635
Total interest-bearing liabilities	40,153	26,040	27,411	14,706	18,340	52,240	178,890

Interest sensitivity gap	14,798	(5,482)	8,910	10,010	22,000	1,804

Cumulative interest sensitivity gap	$14,798	9,316	18,226	28,236	50,236	52,040

Ratio of cumulative gap to total assets	6.04%	3.81%	7.44%	11.53%	20.52%	21.26%

Ratio of interest earning assets to interest bearing liabilities	136.85%	78.95%	132.51%	168.07%	219.96%	103.45%

Because the cumulative gap analysis is only a snapshot at a particular date and does not fully reflect that certain assets and liabilities may have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels, management uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model for net interest income analysis and managing interest rate risk.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. This statement, as amended, is effective for fiscal quarters of fiscal years beginning after June 15, 2000. This standard requires that all derivative financial instruments be measured at fair value and recognized in the statement of condition as either assets or liabilities. Changes in the fair value of the derivative financial instruments will be reported in either earnings or comprehensive income, depending on the use of the derivative and whether or not it qualifies for hedge accounting. Consequently, there may be increased volatility in net income and shareholders' equity on an ongoing basis as a result of accounting for derivatives in accordance with SFAS No. 133.

The Company adopted SFAS No. 133 on January 1, 2001 and the initial adoption did not have a material effect on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces identically titled SFAS No. 125 and carries forward most of SFAS No. 125's provisions without change. It does revise accounting standards for securitizations and certain other transfers of financial assets and collateral. The statement is generally applied prospectively to transactions and servicing activities occurring after March 31, 2001, although provisions with respect to collateral and certain disclosure requirements were adopted on December 31, 2000 and did not have a material impact on the consolidated financial statements of the Company. The adoption of the remaining provisions of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

Forward-Looking Statements

Statements included in this discussion and in future filings by Rome Bancorp, Inc. with the Securities and Exchange Commission, in Rome Bancorp, Inc. press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Rome Bancorp, Inc. wishes to caution readers not to place undue reliance on such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect Rome Bancorp, Inc. actual results, and could cause Rome Bancorp, Inc. actual financial performance to differ materially from that expressed in any forward-looking statement: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) revenues may be lower than expected; (3) changes in the interest rate environment may reduce interest margins; (4) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which the Company is engaged; (6) competitors may have greater financial resources and developed products that enable such competitors to compete more successfully than the Company; and (7) adverse changes may occur in the securities markets or with respect to inflation. The foregoing list should not be construed as exhaustive, and Rome Bancorp, Inc. disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

MARKET FOR THE COMPANY'S COMMON STOCK

The Company's common stock is traded on the Nasdaq National Market under the symbol "ROME".

The Company's common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 29, 2000, the last trading date in the Company's fiscal year, the common stock of the Company closed at $10.44 per share. At March 9, 2001, there were 3,146,485 shares of the Company's common stock outstanding, which were held of record by approximately 883 shareholders.

The table below shows the high and low sales price of the Company common stock during the periods indicated. The Company paid quarterly cash dividends of $0.0525 per share in 2000. The Company also paid a quarterly cash dividend of $0.07 per share to shareholders of record as of February 9, 2001. Our ability to pay dividends depends on a number of factors including:

    investment opportunities available to the Bank or the Company;

    the Bank's capital requirements;

    our financial results;

    tax considerations; and

    general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range
Date	High	Low	Dividends

Year ended December 31, 2000:

Quarter ended March 31, 2000	$ 6.88	$ 6.06	$ 0.0525
Quarter ended June 30, 2000	7.50	6.50	0.0525
Quarter ended September 30, 2000	9.38	7.38	0.0525
Quarter ended December 31, 2000	10.56	8.75	0.0525

Year ended December 31, 1999:

Quarter ended December 31, 1999	7.25	6.00	-

Independent Auditors' Report

The Board of Directors

Rome Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

Syracuse, New York

January 24, 2001
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2000 and 1999

(in thousands, except share data)

Assets	2000	1999

Cash and due from banks	$6,600	8,431
Federal funds sold and other short-term investments	14,200	7,630
Total cash and cash equivalents	20,800	16,061
Securities available for sale, at fair value	47,403	58,439
Securities held to maturity (fair value of $1,854 and $1,385
at December 31, 2000 and 1999, respectively)	1,793	1,353
Loans	167,534	143,288
Less: Allowance for loan losses	1,688	1,776

Net loans	165,846	141,512

Premises and equipment, net	3,389	3,739
Accrued interest receivable	1,678	1,513
Other assets	3,922	4,210

Total assets	$244,831	226,827

Liabilities

Liabilities:
Deposits:
Non-interest bearing	23,978	19,760
Savings	78,268	77,867
Money market	5,474	5,817
Time	72,864	77,165
Other interest bearing	2,649	2,913

Total deposits	183,233	183,522
Due to broker	-	1,298
Borrowings	19,635	-
Other liabilities	3,916	3,640

Total liabilities	206,784	188,460

Shareholders' equity:
Common stock, $.01 par value; authorized: 5,000,000 shares;
issued: 3,400,776 shares; outstanding: 3,170,985 shares at
December 31, 2000 and 3,400,776 shares at December 31, 1999	34	34
Additional paid-in capital	10,216	10,214
Retained earnings	30,347	29,249
Treasury stock, at cost; 229,791 shares at December 31, 2000	(1,722)	-
Accumulated other comprehensive income (loss)	216	(259)
Unallocated shares of employee stock ownership plan (ESOP)
115,536 shares at December 31, 2000; 124,423 shares at
December 31, 1999	(809)	(871)
Unearned compensation	(235)	-

Total shareholders' equity	38,047	38,367

Total liabilities and equity	$244,831	226,827

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2000 and 1999

(in thousands, except share data)

	2000	1999

Interest income:
Loans	$12,593	11,349
Securities	3,381	3,306
Other short-term investments	578	894

Total interest income	16,552	15,549
Interest expense:
Deposits	6,463	6,850
Borrowings	357	-

Total interest expense	6,820	6,850

Net interest income	9,732	8,699

Provision for loan losses	650	175

Net interest income after provision for loan losses	9,082	8,524

Non-interest income:
Service charges	738	634
Net (loss) gain on securities transactions	(142)	111
Deferred director's compensation (loss) income	(80)	176
Other income	183	276

Total non-interest income	699	1,197

Non-interest expense:
Salaries and employee benefits	3,816	3,726
Building, occupancy and equipment	1,247	1,275
Trustees fees	172	145
Consulting Fees	381	67
ATM service fees	218	189
Public relations and advertising	124	175
Contributions	39	622
Other	1,308	1,463

Total non-interest expense	7,305	7,662

Income before income tax expense	2,476	2,059

Income tax expense	723	613

Net income	$1,753	1,446

Basic earnings per share*	$0.56	0.02
Diluted earnings per share*	$0.56	0.02

See accompanying notes to consolidated financial statements.

*1999 earnings per share are determined from October 6, 1999 to December 31, 1999.
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Years ended December 31, 2000 and 1999

(in thousands, except share data)
					Accumulated
					other
		Additional			comprehensive	Unallocated
	Common	paid-in	Retained	Treasury	income	ESOP	Unearned
	stock	capital	earnings	Stock	(loss)	shares	Compensation	Total

Balances at December 31, 1998	$-	-	27,909	-	753	-	-	28,662

Comprehensive income:
Net income	-	-	1,446	-	-	-	-	1,446
Other comprehensive loss	-	-	-	-	(1,012)	-	-	(1,012)

Total comprehensive income								434

Net proceeds from sale of 1,598,365 shares of common stock	16	9,756	-	-	-	-	-	9,772
Initial capital contributions and issuance of shares to Rome MHC
(1,734,396 shares)	17	(17)	(100)	-	-	-	-	(100)
Charitable contribution of common stock to The Rome Savings
Bank Foundation (68,015 shares)	1	475	-	-	-	-	-	476
Common stock acquired by ESOP (133,310 shares)	-	-	-	-	-	(933)	-	(933)
ESOP shares released for allocation (8,887 shares)	-	-	(6)	-	-	62	-	56

Balances at December 31, 1999	34	10,214	29,249	-	(259)	(871)	-	38,367

Comprehensive income:
Net income	-	-	1,753	-	-	-	-	1,753
Other comprehensive income	-	-	-	-	475	-	-	475

Total comprehensive income								2,228

Purchase of treasury stock (264,991 shares)	-	-	-	(1,982)	-	-	-	(1,982)
Stock awarded under Recognition & Retention Plan (35,200 shares)	-	2	-	260	-	-	(262)	-
Amortization of Unearned Compensation	-	-	-	-	-	-	27	27
Dividends paid ($0.21 per share)	-	-	(659)	-	-	-	-	(659)
ESOP shares released for allocation (8,887 shares)	-	-	4	-	-	62	-	66

Balances at December 31, 2000	$34	10,216	30,347	(1,722)	216	(809)	(235)	38,047

See accompanying notes to consolidated financial statements.
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2000 and 1999

(in thousands)
	2000	1999
Cash flows from operating activities:
Net income	$1,753	1,446
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	477	516
(Increase) decrease in accrued interest receivable	(165)	65
Provision for loan losses	650	175
Net loss (gain) on securities transactions	142	(111)
Net losses (gains) on sales of real estate owned	8	(33)
Write down of real estate owned	-	27
Net (accretion) amortization on securities	(53)	2
Increase in other liabilities	276	185
Deferred income tax benefit	(223)	(195)
Decrease (increase) in other assets	11	(279)
Contribution of stock to The Rome Savings Bank Foundation	-	476
Allocation of ESOP shares	66	56
Amortization of Unearned Compensation	27	-

Net cash provided by operating activities	2,969	2,330

Cash flows from investing activities:
Net increase in loans	(6,134)	(8,576)
Purchases of loans	(20,180)	-
Proceeds from sale of education loans	1,153	1,688
Proceeds from sales of securities available for sale	15,061	3,192
Proceeds from maturities and principal reductions of
securities available for sale	4,962	24,969
Purchases of securities available for sale	(9,585)	(35,868)
Purchases of securities held to maturity	(1,069)	(78)
Proceeds from maturities and principal reductions of
securities held to maturity	632	195
Proceeds from sale of real estate owned	352	162
Additions to premises and equipment	(127)	(298)

Net cash used in investing activities	(14,935)	(14,614)

Cash flows from financing activities:
Decrease in time deposits	(4,301)	(7,574)
Increase in other deposits	4,012	1,966
Borrowings	20,000	-
Repayments of borrowings	(365)	-
Net proceeds from issuance of common stock	-	8,839
Initial capital contribution to Rome MHC	-	(100)
Purchase of treasury stock	(1,982)	-
Dividends	(659)	-

Net cash provided by financing activities	16,705	3,131

Net increase (decrease) in cash and cash equivalents	4,739	(9,153)
Cash and cash equivalents at beginning of year	16,061	25,214

Cash and cash equivalents at end of year	$20,800	16,061
Supplemental disclosure of cash flow information:
Non-cash investing activities:
Change in securities purchased not settled	$(1,298)	(2,728)
Additions to real estate owned	177	49
Cash paid during the period for:
Interest	6,708	6,850
Income taxes	630	1,269

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

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

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Amounts in the prior year's consolidated financial statements are reclassified when necessary to conform with the current year's presentation. A description of the significant accounting policies is presented below. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

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

Years ended December 31, 2000 and 1999

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

The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans greater than $250,000 in a nonaccrual status are considered impaired. Commercial mortgage loans and commercial loans less than $250,000 and all residential mortgage loans, consumer loans and education loans are evaluated collectively by portfolio since they are homogeneous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management judgement and the related factors discussed above.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

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

(g) Employee Benefit Plans

The Company maintains a non-contributory defined benefit pension plan that covers substantially all employees. The benefits under the pension plan are based on the employee's years of service and compensation. The projected unit credit method is utilized for measuring net periodic pension costs over the employees' service lives. The Company's funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

The Company provides health care and life insurance benefits to retired employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The Company also sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all employees. The number of shares allocable to Plan participants is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations.

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

(i) Stock Option Plan

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its Stock Option Plan. Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. Statement of Financial Accounting Standards (SFAS) No. 123 requires companies not using a fair value based method of accounting for stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(j) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which represents short-term highly liquid investments.

(k) Financial Instruments With Off-Balance Sheet Risk

The Company's off-balance sheet financial instruments are limited to commitments to extend credit. The Company's policy is to record such instruments when funded.

(l) Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Stock options and unvested stock grants are regarded as common stock equivalents and are considered in earnings per share calculations if dilutive. Prior to the conversion to a stock bank holding company, earnings per share are not applicable as the mutual savings bank had no shares outstanding. After conversion, earnings per share is determined from October 6, 1999, the date of the conversion, to the end of the year based upon the weighted average number of shares outstanding for the period. The income included in the computation is based on the actual results of operations only for the post-conversion period. Unallocated shares held by the Company's ESOP are not included in the weighted average number of shares outstanding.

(m) Segment Reporting

The Company's operations are solely in the financial services industry providing traditional community banking services in the geographical region of Oneida County and surrounding areas in New York State. The Company has determined that it has no reportable segments as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(n) Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. This statement, as amended, is effective for fiscal quarters of fiscal years beginning after June 15, 2000. This standard requires that all derivative financial instruments be measured at fair value and recognized in the statement of condition as either assets or liabilities. Changes in the fair value of the derivative financial instruments will be reported in either earnings or comprehensive income, depending on the use of the derivative and whether or not it qualifies for hedge accounting. Consequently, there may be increased volatility in net income and shareholders' equity on an ongoing basis as a result of accounting for derivatives in accordance with SFAS No. 133.

The Company adopted SFAS No. 133 on January 1, 2001 and the initial adoption did not have a material effect on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces identically titled SFAS No. 125 and carries forward most of SFAS No. 125's provisions without change. It does revise accounting standards for securitizations and certain other transfers of financial assets and collateral. The statement is generally applied prospectively to transactions and servicing activities occurring after March 31, 2001, although provisions with respect to collateral and certain disclosure requirements were adopted on December 31, 2000 and did not have a material impact on the consolidated financial statements of the Company. The adoption of the remaining provisions of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(3)	Securities

	Securities are summarized as follows (in thousands):

		December 31, 2000
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government securities	$1,000	-	1	999
	U.S. Government agencies	20,690	168	19	20,839
	State and Municipal obligations	9,686	103	9	9,780
	Mortgage-backed securities	4,597	27	39	4,585
	Corporate bonds	5,886	118	-	6,004

	Total debt securities	41,859	416	68	42,207

	FHLB stock	1,000	-	-	1,000
	Equity and other securities	4,184	118	106	4,196

		$47,043	534	174	47,403

	Held-to-maturity:
	U.S. Government securities	983	35	-	1,018
	Mortgage-backed securities	434	26	-	460
	Other bonds	376	-	-	376

		$1,793	61	-	1,854

		December 31, 1999
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government securities	$6,023	10	23	6,010
	U.S. Government agencies	21,958	61	184	21,835
	State and Municipal obligations	15,009	-	371	14,638
	Mortgage-backed securities	10,624	4	214	10,414
	Corporate bonds	488	-	5	483

	Total debt securities	54,102	75	797	53,380

	FHLB stock	763	-	-	763
	Equity and other securities	4,007	341	52	4,296

		$58,872	416	849	58,439

	Held-to-maturity:
	U.S. Government securities	500	1	-	501
	Mortgage-backed securities	559	31	-	590
	Other bonds	294	-	-	294

		$1,353	32	-	1,385

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2000
	Amortized	Fair
	cost	value
Available-for-sale:
Due within one year	$ 11,755	11,740
Due after one year through
five years	17,825	18,001
Due after five years through
ten years	10,375	10,491
Due after ten years	1,904	1,975

	$ 41,859	42,207
Held-to-maturity:
Due within one year	1	1
Due after one year through
five years	994	1,029
Due after five years through
ten years	358	384
Due after ten years	440	440

	$ 1,793	1,854

Gross gains of $131,000 and $265,000 were realized on sales of securities in 2000 and 1999, respectively. Gross losses of $273,000 and $154,000 were realized on sales of securities in 2000 and 1999, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(4) Loans

Loans are summarized as follows (in thousands) at December 31:

	2000	1999
Mortgage loans:
Residential	$ 62,937	64,258
Commercial	47,512	32,971
Construction and land	1,047	1,136

	111,496	98,365
Other loans:
Commercial	17,815	19,984
Automobile loans	22,248	10,376
Property improvement
and equipment	2,201	1,883
Education	4,648	4,735
Other consumer	9,126	7,945

	56,038	44,923

	$ 167,534	143,288

At December 31, 2000, the Company serviced loans for third parties totaling $3,977,000 compared to $4,156,000 at December 31, 1999.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended
	December 31,
	2000	1999

Balance at beginning of period	$ 1,776	1,956
Provision charged to operations	650	175
Recoveries	193	255
Loans charged off	(931)	(610)

Balance at end of period	$ 1,688	1,776

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The Company's recorded investment in loans that are considered impaired totaled $651,000 at December 31, 2000. The average recorded investment in impaired loans was $329,000 in 2000. At December 31, 2000, the recorded investment in impaired loans includes $651,000 of loans which had related reserves of $326,000. The Company had no impaired loans in 1999. The Company recognized no interest on impaired loans during the years ended December 31, 2000 and 1999.

The principal balances of loans not accruing interest amounted to $1,158,000 and $358,000 at December 31, 2000 and 1999, respectively. The differences between the amount of interest income that would have been recorded if nonaccrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2000 and 1999 was immaterial. There are no commitments to extend further credit on non-performing loans.

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

(5) Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2000	1999

Land	$ 836	836
Buildings and improvements	4,451	4,451
Furniture and equipment	5,027	4,913

	10,314	10,200
Less accumulated depreciation and
amortization	6,925	6,461

	$ 3,389	3,739

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $477,000 and $516,000 during the years ended December 31, 2000 and 1999, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(6) Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2000

Within one year	$ 51,321
One through two years	10,438
Two through three years	5,151
Three through four years	1,751
Four through five years	4,203

Total time deposits	$ 72,864

At December 31, 2000 and 1999, time deposits with balances of $100,000 or more totaled approximately $9,071,000 and $10,163,000, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2000	1999

Savings	$ 2,440	2,437
Money market	185	189
Time	3,754	4,158
Other interest bearing	84	66

	$ 6,463	6,850

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(7) Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. At December 31, 2000, advances from the FHLB were as follows (in thousands):

Maturity	Interest	Fixed or	Advance
Date	Rate	Variable	Amount

10/9/01	6.73%	Fixed	$ 500
10/7/02	6.73%	Fixed	9,500

The Company also has a four-year amortizing note payable to the FHLB with a balance of $9,635,000 at December 31, 2000. This note bears a fixed interest rate of 6.79%. The Company has pledged $40,973,000 of one-to-four family mortgage loans as collateral for the above borrowings.

The following table summarizes the combined aggregate amount of maturities for the above advances and note for each of the five years after December 31, 2000:

Due in one year	$ 2,778
Due one through two years	11,937
Due two through three years	2,608
Due three through four years	2,312

Total	$ 19,635

At December 31, 2000, the Company had available an unused line of credit of $22,637,000 with the FHLB which is subject to review and renewal. There were no outstanding borrowings for the year ended December 31, 1999.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(8) Income Taxes

The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):

	2000	1999
Current:
Federal	$ 836	751
State	110	57

	946	808
Deferred:
Federal	(176)	(236)
State	(47)	41

	(223)	(195)

	$ 723	613

Actual tax expense differs from "expected" tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31 are as follows (in thousands):

	2000	1999

Computed "expected" tax expense	$ 842	700
Increases (decreases) in income taxes
resulting from:
State taxes, net of Federal tax benefit	42	65
Tax exempt interest	(179)	(183)
Other, net	18	31

	$ 723	613

	29.2%	29.8%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2000	1999

Deferred tax assets:
Losses on real estate owned	$ -	81
Allowance for loan losses	700	468
Accrued postretirement benefits	770	731
Deferred compensation	341	214
Unrealized losses on available-for-sale
securities	-	174
Charitable contribution carry forward	65	154
Other	82	47

Total gross deferred tax assets	1,958	1,869

Deferred tax liabilities:
Accumulated depreciation on
premises and equipment	52	81
Prepaid pension cost	240	212
Undistributed income of subsidiary	57	-
Unrealized gains on available-
for-sale securities	144	-
Other	32	48

Total gross deferred tax liabilities	525	341

Net deferred tax assets	$ 1,433	1,528

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $3.4 million at December 31, 2000, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank's stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2000 with respect to the base-year reserve was approximately $1.4 million.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(9) Pension and Postretirement Benefits

The following table sets forth the changes in the Company's pension and postretirement plans' accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2000 and 1999:

	Pension benefits		Postretirement benefits
(in thousands)	2000	1999	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$ 5,805	6,064	1,990	2,034
Service cost	162	171	40	44
Interest cost	437	395	150	129
Amendments	-	-	46	-
Actuarial (gain) loss	(239)	(631)	2	(165)
Benefits paid	(199)	(194)	(132)	(75)
Participant contributions	-	-	40	23

Benefit obligation at end of year	5,966	5,805	2,136	1,990

Change in plan assets:
Fair value of plan assets
at beginning of year	7,664	6,677	-	-
Actual return on plan assets	1,299	1,181	-	-
Employer contributions	-	-	92	52
Participant contributions	-	-	40	23
Benefits paid	(199)	(194)	(132)	(75)

Fair value of plan assets at end of year	8,764	7,664	-	-

Funded status	2,798	1,859	(2,136)	(1,990)
Unrecognized net actuarial loss (gain)	(2,151)	(1,276)	90	88
Unrecognized prior service cost	(31)	(39)	68	25

Prepaid (accrued) benefit cost	$ 616	544	(1,978)	(1,877)

Assumptions as of measurement
date, September 30:
Discount rate	8.00%	7.75%	8.00%	7.75%
Expected return on plan assets	8.00%	8.00%	-	-
Rate of compensation increase	5.50%	5.50%	-	-

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The components of net periodic benefit cost includes the following:

	Pension benefits		Postretirement benefits
(in thousands)	2000	1999	2000	1999

Service cost	$ 162	171	40	44
Interest cost	437	395	150	129
Expected return on assets	(605)	(527)	-	-
Amortization	(66)	(23)	3	8

Net periodic (benefit) cost	$ (72)	16	193	181

There is no assumed increase in the per capita cost of current health care benefits since the employer contributions are fixed with the retiree paying for any cost increases.

(10) Stock Option Plan

On May 3, 2000, the Company's shareholders approved the Rome Bancorp, Inc. 2000 Stock Option Plan (the "Stock Option Plan"). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company and an incentive to encourage such persons to remain with the Company.

Under the Stock Option Plan, 166,638 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000 112,400 options were awarded at an exercise price of $7.44 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. At December 31, 2000, all of these options were outstanding and the remaining contractual life was 9.5 years.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The fair value of each option grant is estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made on June 28, 2000; dividend yield of 2.00%; expected volatility of 47.50%; risk free interest rate of 6.30%; expected lives of five years. The estimated weighted average fair value of the options granted on June 28, 2000 was $3.18 per option.

Pro forma disclosures for the Company for the year ended December 31, 2000 utilizing the estimated fair value of the options granted and an assumed 5% forfeiture rate are as follows:

		Basic	Diluted
	Net	Earnings	Earnings
	Income	Per Share	Per Share
(in thousands, except per share data)

As reported	$ 1,753	$ 0.56	$ 0.56
Pro forma	1,733	0.55	0.55

Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the effect on reported net income and earnings per share for the year ended December 31, 2000 may not be representative of the effects on reported net income or earnings per share for future years.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(11) Recognition and Retention Plan

The Company's shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan ("RRP") on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

During 2000, 35,200 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $27,000 was recorded in 2000, with the remaining unearned compensation cost of $235,000 shown as a reduction of shareholders' equity at December 31, 2000. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

(12) Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee's contributions up to a limit of 3% of the employee's base pay.

Contributions to the defined contribution 401(k) Savings Plan were $60,000 and $58,000 during the years ended December 31, 2000 and 1999, respectively.

In connection with establishing the ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 133,310 shares of the Company's common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2000, 17,774 shares had been released or committed to be released and 115,536 remained as unallocated shares. The fair value of the unallocated shares on December 31, 2000 was $1,206,000. The Company recognized compensation expense of $70,000 and $55,000 in 2000 and 1999, respectively in connection with the ESOP.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(13) Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income (loss) which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,
	2000	1999
Net change in unrealized gain (loss) on
available-for-sale securities	$ 651	(1,577)
Reclassification adjustment for net realized
loss (gain) included in net income	142	(111)

Other comprehensive income (loss), before tax	793	(1,688)
Deferred tax expense (benefit)	318	(676)

Other comprehensive
income (loss), net of tax	$ 475	(1,012)

(14) Commitments and Contingencies

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

At December 31, 2000 and 1999 the Company was committed to originate mortgage and other loans of approximately $3,319,000 and $8,769,000, respectively. Commitments under unused lines of credit and letters of credit were approximately $5,443,000 and $5,951,000 at December 31, 2000 and 1999, respectively.

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

(15) Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2000	1999
Basic earnings per share:
Income available to common shareholders	$ 1,753	71
Weighted average basic shares outstanding	3,132	3,268

Basic earnings per share	$ 0.56	0.02

Diluted earnings per share:
Income available to common shareholders	$ 1,753	71
Weighted average basic shares outstanding	3,132	3,268
Effect of dilutive securities:
Stock options	9	-
Unearned compensation	2	-
Weighted average diluted shares outstanding	3,143	3,268

Diluted earnings per share	$ 0.56	0.02

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(16) Shareholders' Equity and Regulatory Matters

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $485,000 at December 31, 2000.

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

The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies and the Bank is further regulated by the New York State Banking Department.

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

As of September 30, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category. Management believes, as of December 31, 2000, that the Company and Bank meet all capital adequacy requirements to which they are subject.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

The following is a summary of the Company's and Bank's actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):
					To be classified as
					well-capitalized
			Minimum capital		under prompt
			adequacy		corrective action
	Actual		requirements		provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:
Total capital (to risk
weighted assets):
Company	$ 39,524	24.3%	13,016	>= 8%		N/A
Bank	35,174	21.6%	13,050	>= 8%	16,312	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	37,831	23.3%	6,508	>= 4%		N/A
Bank	33,480	20.5%	6,525	>= 4%	9,787	>= 6%

Tier 1 Capital (to
average assets):
Company	37,831	15.5%	7,331	>= 3%		N/A
Bank	33,480	13.7%	7,326	>= 3%	12,210	>= 5%

As of December 31, 1999:
Total capital (to risk
weighted assets):
Company	40,431	30.2%	10,708	>= 8%		N/A
Bank	34,939	26.2%	10,687	>= 8%	13,358	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	38,626	28.9%	5,354	>= 4%		N/A
Bank	33,138	24.8%	5,343	>= 4%	8,015	>= 6%

Tier 1 Capital (to
average assets):
Company	38,626	16.8%	6,882	>= 3%		N/A
Bank	33,138	14.4%	6,885	>= 3%	11,476	>= 5%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

In order to grant priority in the Conversion to the eligible depositors, the Bank established a special account at the time of conversion in an amount equal to its total net worth at March 31, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the special account. The total amount of the special account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the special account. At December 31, 2000, the amount remaining in this liquidation account was approximately $12.6 million.

(17) Fair Value of Financial Instruments

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

Years ended December 31, 2000 and 1999

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

The estimated carrying values and fair values of the Company's financial instruments for December 31 are as follows (in thousands):

	2000		1999
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$ 20,800	20,800	16,061	16,061
Securities available for sale	47,403	47,403	58,439	58,439
Securities held to maturity	1,793	1,854	1,353	1,385
Loans, net	165,846	168,698	141,512	140,152

Financial liabilities:
Non-interest bearing deposits	23,978	23,978	19,760	19,760
Interest bearing deposits	159,255	158,938	163,762	163,649
Borrowings	19,635	19,932	-	-

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

(18) Parent Company Only Financial Statements

Presented below are the condensed balance sheets as of December 31, 2000 and 1999 and statements of income and statements of cash flows for the year ended December 31, 2000 and for the period from October 6, 1999 to December 31, 1999 for Rome Bancorp, Inc. (in thousands):

Condensed Balance Sheet	2000	1999

Assets:
Cash and due from banks	$ 2,387	4,371
Investment in subsidiary bank	33,696	32,879
Loan receivable from ESOP	813	871
Other assets	1,839	246

Total assets	$ 38,735	38,367

Total liabilities	688	-
Total shareholders' equity	38,047	38,367

Total liabilities and shareholders' equity	$ 38,735	38,367

Condensed Statement of Income

Interest income	$ 256	18
Dividends from subsidiary bank	1,500	-

Total operating income	1,756	18

Donation to charitable foundation	-	576
Other operating expenses	252	12

Total operating expenses	252	588

Net income (loss) before income taxes and equity in undistributed income of subsidiary bank	1,504	(570)

Income tax expense (benefit)	1	(230)
Equity in undistributed income of subsidiary bank	250	411

Net income	$ 1,753	71

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999

Condensed Statement of Cash Flows	2000	1999

Operating activities:
Net income	$ 1,753	71
Adjustments to reconcile net income to cash
provided by operating activities:
Equity in undistributed earnings of subsidiary bank	(250)	(411)
Increase in other assets	(1,592)	(246)
Increase in other liabilities	688	-
Donation of stock to charitable foundation	-	476

Net cash provided by (used in) operating activities	599	(110)

Investing activities:
Decrease (increase) in loan to ESOP	58	(871)
Purchase of subsidiary bank	-	(4,420)

Net cash provided by (used in) investing activities	58	(5,291)

Financing activities:
Purchase of treasury stock	(1,982)	-
Dividends	(659)	-
Net proceeds from issuance of common stock	-	9,772

Net cash (used in) provided by financing activities	(2,641)	9,772

Net (decrease) increase in cash and cash equivalents	(1,984)	4,371

Cash and cash equivalents at beginning of period	4,371	-

Cash and cash equivalents at end of year	$ 2,387	4,371

Directors and Officers of Rome Bancorp, Inc.	Corporate Information
and The Rome Savings Bank

Directors	Transfer Agent and Registrar
Inquiries regarding stockholder administration
Charles M. Sprock	and services should be directed to:
Chairman of the Board, President and Chief
Executive Officer	Registrar and Transfer Company
10 Commerce Drive
Bruce R. Engelbert	Cranford, NJ 07016-3572
Retired, Former Owner and President, Engelbert's	(800) 368-5948
Jewelers, Inc., a retail jewelry business
Independent Auditors
David C. Grow	KPMG LLP
Partner, law firm of McMahon, Grow & Getty	113 South Salina Street
Syracuse, NY 13202
Kirk B. Hinman	(315) 471-8167
President, Rome Strip Steel Company, Inc.
Special Legal Counsel
T. Richard Leidig	Thacher Proffitt & Wood
Business Consultant	1700 Pennsylvania Avenue, NW
Suite 800
Richard H. McMahon	Washington, DC 20006
Partner, law firm of McMahon, Grow & Getty	(202) 347-8400

Marion C. Scoville	Stock Information
Retired, Former Corporate Secretary and	Rome Bancorp's common stock trades on the
Executive Assistant to the President,	Nasdaq National Market System under the
The Rome Savings Bank	symbol "ROME".

Michael J. Valentine	Investor Relations
President, Mele Manufacturing Company, Inc.,	Inquiries regarding The Rome Savings Bank
manufacturing jewel cases, stationery, custom	and Rome Bancorp, Inc. should be directed to:
packaging and sports flooring
Charles M. Sprock
Executive Officers	The Rome Savings Bank
100 W. Dominick Street
Charles M. Sprock	Rome, NY 13440-5810
President and Chief Executive Officer	(315) 336-7300

David C. Nolan	Annual Meeting of Stockholders
Treasurer and Chief Financial Officer	Rome Bancorp's Annual Meeting of Stockholders
will be held at 6:30 p.m. local time, on
James F. Sullivan	Wednesday, May 2, 2001, at the main office of
Vice President/Senior Loan Officer	The Rome Savings Bank, 100 W. Dominick
Street, Rome, New York, 13440-5810. Holders
D. Bruce Fraser	of common stock as of March 9, 2001 will
Vice President/Branch Administration and Security	be eligible to vote.