Form 10KSB/A, Exhibit 13
period 2001-12-31
ROME BANCORP INC
filed 2002-04-05
CIK 1088144

Chairman's Message

Dear Shareholder:

Our performance for this past year clearly can be labeled highly successful; however, the success of this institution's efforts is certainly tempered by the events of 9/11.

The unsolicited generosity of our staff towards the families of men they had worked with who will no longer be coming home is in my eyes our most outstanding achievement for me to report.

The Rome Savings Bank reached a significant milestone in 2001; its 150th anniversary. Our community; customers, friends, local government leaders, and shareholders alike; joined with us to celebrate. We were truly honored by the unexpected outpouring of praise, awards, and good wishes from our neighbors. This occasion was not only a celebration of our accomplishments since 1851, but also gave us the opportunity to look ahead to a bright and successful future in Central New York.

As we open the door to our future, our original foundation is intact. With exciting new products and services becoming available, we look for significant increase in an expanding customer base, continuing to offer exceptional, personalized customer service. Our commitment to providing an environment of stability and to promote community development remains in the forefront.

We can only take these bold steps into our future by thanking you, our shareholders, for our honored past. Our solid foundation will enable us to build an even stronger foothold in tomorrow's world of financial services. We value our relationship with each of you, and will work diligently to earn your continued faith and support. Thank you again for your continued confidence.

Sincerely,

Charles M. Sprock

Chairman of The Board

President

CEO

	SELECTED FINANCIAL AND OTHER DATA
		(in thousands)

			At December 31,
	2001	2000	1999	1998	1997
Selected Financial Condition Data:
Total assets	$247,437	$244,831	$226,827	$225,273	$214,356
Loans, net	167,607	165,846	141,512	134,848	130,975
Securities	46,969	49,196	59,792	56,508	56,628
Total cash and cash equivalents	23,922	20,800	16,061	25,214	17,299
Total deposits	189,216	183,233	183,522	189,130	184,496
Borrowings	16,857	19,635	-	-	-
Total equity	36,364	38,047	38,367	28,662	26,794
Allowance for loan losses	1,597	1,688	1,776	1,956	1,742
Non-performing loans	755	1,346	487	931	1,474
Non-performing assets	755	1,346	670	1,224	3,100

	For the Year Ended December 31,
	2001	2000	1999	1998	1997

Selected Operating Data:
Interest income	$17,006	$16,552	15,549	15,511	15,542
Interest expense	7,201	6,820	6,850	7,203	7,311
Net interest income	9,805	9,732	8,699	8,308	8,231
Provision for loan losses	325	650	175	390	360
Net interest income after provision for loan losses	9,480	9,082	8,524	7,918	7,871
Non-interest income
Service charges and other income	1,039	921	1,086	768	936
Net (loss) gain on sale of securities	47	(142)	111	314	157
Total noninterest income	1,086	779	1,197	1,082	1,093
Total noninterest expense	7,201	7,385	7,662	6,622	6,430
Income before income taxes	3,365	2,476	2,059	2,378	2,534
Income taxes	1,058	723	613	853	996
Net income	$2,307	$1,753	$1,446	$1,525	$1,538

					At or for the
			Year Ended December 31,
			2001	2000	1999	1998	1997

Selected Financial Ratios and Other Data
	Performance Ratios:
	Basic earnings per share	1	$0.78	$0.56	$0.02	N/A	N/A
	Diluted earnings per share	1	$0.77	$0.56	$0.02	N/A	N/A
	Return on average assets	2	0.94%	0.76%	0.64%	0.70%	0.71%
	Return on average equity	2	6.09%	4.62%	4.52%	5.34%	5.79%
	Net interest rate spread	3	3.42%	3.71%	3.51%	3.47%	3.52%
	Net interest margin	3	4.31%	4.66%	4.31%	4.19%	4.13%
	Non-interest expense to average assets	2	2.93%	3.21%	3.40%	3.04%	2.99%
	Efficiency Ratio	2, 3	65.05%	67.25%	75.47%	72.96%	70.14%
	Avg interest earning assets to average
	interest-bearing liabilities		129.02%	130.20%	124.57%	120.15%	116.83%

	Capital Ratios:
	Average equity to average assets		15.40%	16.49%	14.18%	13.09%	12.34%
	Equity to total assets at end of period		14.70%	15.54%	16.91%	12.72%	12.50%
	Book value per share		$12.33	$12.00	$11.28	N/A	N/A

	Regulatory Capital Ratios:
	Core capital (Tier 1 capital)		14.54%	15.48%	16.84%	12.73%	12.33%
	Total Risk-based capital		21.75%	24.29%	30.21%	22.80%	22.20%

	Asset Quality Ratios:
	Nonperforming loans as percent of loans		0.45%	0.80%	0.34%	0.68%	1.11%
	Nonperforming assets as percent of total assets		0.31%	0.55%	0.30%	0.54%	1.45%
	Allowance for loan losses as a percent of loans		0.94%	1.01%	1.24%	1.43%	1.31%
	Allowance for loan losses as a percent of
	non-performing loans		211.5%	125.41%	364.68%	210.32%	118.18%

	Other Data:
	Number of:
	Deposit accounts		32,446	33,591	33,475	34,693	34,003
	Full service offices		4	4	4	4	4

1	Basic and diluted earnings per share for the year ended December 31, 1999 are only from October 6, 1999, the date of
	conversion to a stock bank holding company, to the end of the year. Basic and diluted earnings per share prior to 1999
	are not applicable.

2	Excluding the contribution to The Rome Savings Bank Foundation of $576,000 (or $346,000 after taxes) in 1999, the
	performance ratios would have been as follows: Basic and diluted earnings per share - $0.13, Return on
	average assets - 0.79%, Return on average equity - 5.61%, Non-interest expense to average assets - 3.14%,
	Efficiency ratio - 69.79%.

3	Includes tax equivalent adjustment for the Company's tax-exempt municipal securities.

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

The preparation of consolidated financial statements requires management to make estimates and assumptions, in the application of certain of its accounting policies, about the effect of matters that are inherently uncertain. These estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies. The accounting policy considered critical in this respect is the determination of the allowances for loan losses. All significant accounting policies are discussed in Note 2 of the "Notes to Consolidated Financial Statements".

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

Comparison of Financial Condition at December 31, 2001 and December 31, 2000:

The Company's total assets at December 31, 2001 were $247.4 million, an increase of $2.6 million or 1.1% from $244.8 million at December 31, 2000.

Federal funds sold and other short-term investments were $17.9 million at December 31, 2001, an increase of $3.7 million or 26.0% from $14.2 million at December 31, 2000. This increase is due to proceeds from maturities and principal payments on securities being reinvested in Federal funds sold. As rates have declined over the year, management chose not to reinvest these funds in securities at the present time.

Securities available for sale were $45.2 million at December 31, 2001, a decrease of $2.2 million or 4.6% from $47.4 million at December 31, 2000. This decrease is due to maturities and principal reductions discussed above as well as the sale of two corporate bonds. These bonds were sold due to a decline in rating.

Total loans increased $1.7 million or 1.0% to $169.2 million at December 31, 2001 from $167.5 million at December 31, 2000. This loan growth reflects stable loan demand. The majority of the loan growth was in commercial mortgages which increased $1.8 million from $47.5 million at December 31, 2000 to $49.3 million at December 31, 2001.

Comparison of Results of Operations for the Years Ended December 31, 2001 and December 31, 2000:

Net income for the year ended December 31, 2001 was $2.3 million, an increase of $554,000 or 31.6% from $1.8 million for the year ended December 31, 2000. The increase in net income was principally a result of a reduction in provision for loan losses of $325,000, an increase of $307,000 in non-interest income, a $184,000 decrease in non-interest expense, and an increase in the Company's net interest income of $73,000, partially offset by a $335,000 increase in income taxes.

Net Interest Income

Net interest income, on a tax equivalent basis, was $10.0 million in 2001, a decrease of $30,000 or 0.3% from $10.1 million in 2000. The decrease is primarily due to an increase in the volume of average borrowings, a decrease in yields on loans and securities and a decrease in volume of securities, partially offset by an increase in the volume of loans and a decrease in rate on savings deposits.

Toward the end of 2000 the Company purchased $20.2 million in loans from other institutions. This purchase was funded by borrowings. Thus, the increase in volume of loans and borrowings is due to the purchased loans and borrowings being outstanding for the full year in 2001. Average loans increased from $150.3 million in 2000 to $166.6 million in 2001. Average borrowings increased from $5.3 million in 2000 to $18.3 million in 2001. The increase in interest income on loans due to increased volume was partially offset by a decrease in yield due to declining market rates causing our adjustable rate loans to reprice at lower rates. In addition, many customers with fixed rate loans refinanced at lower rates throughout the year. The yield on loans in 2001 was 8.19% compared to 8.38% in 2000.

Interest expense on savings deposits decreased in 2001 due to the Company decreasing the rate paid on these accounts consistent with the decline in market rates. The average rate paid on savings deposits in 2001 was 2.38% compared to 3.11% in 2000.

Interest income on securities decreased in 2001 due to a decline in yield and volume. As securities matured, management invested the proceeds in Federal funds sold since yields on investment alternatives decreased throughout the year. Average securities decreased from $56.0 million in 2000 to $49.1 million in 2001 while the yield on securities decreased from 6.63% in 2000 to 5.93% in 2001.

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

	Average Balances, Interest and Average Yields
	For the year ended December 31, 2001			For the year ended December 31, 2000
		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost
Assets:				(Dollars in	thousands)
Interest-earning assets:
Loans	$ 166,610	$ 13,642	8.19%	$ 150,325	$ 12,593	8.38%
Securities	49,127	2,912	5.93	55,980	3,710	6.63
Federal funds sold & other
interest bearing deposits	16,932	678	4.01	9,494	578	6.09
Total interest-earnings assets	232,669	17,232	7.41	215,799	16,881	7.82
Noninterest-earning assets	13,128			14,402
Total assets	245,797			230,201
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Savings accounts	79,491	1,889	2.38	78,347	2,440	3.11
Time deposits	73,673	3,870	5.25	72,847	3,754	5.15
Money market accounts	6,302	162	2.57	6,499	185	2.85
Other interest bearing deposits	2,550	43	1.68	2,751	84	3.06
Total interest-bearing deposits	162,016	5,964	3.68	160,444	6,463	4.03
Borrowings	18,313	1,237	6.75	5,297	357	6.74
Total interest-bearing liabilities	180,329	7,201	3.99	165,741	6,820	4.11
Noninterest-bearing deposits	23,048			21,958
Other liabilities	4,556			4,533
Total liabilities	207,933			192,232
Shareholders' equity	37,864			37,969
Total liabilities and shareholders' equity	$ 245,797			$ 230,201
Net interest income		10,031			10,061
Net interest rate spread			3.42			3.71
Net interest margin			4.31%			4.66%
Ratio of interest-earning assets to
interest-bearing liabilities			1.29x			1.30x
Tax equivalent adjustment on securities		(226)			(329)
Net interest income per consolidated
financial statements		$ 9,805			$ 9,732

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

	Rate Volume Analysis
	Year Ended December 31, 2001

	Increases (decreases) due to
	Rate	Volume	Net

Assets:
Interest-earning assets:
Loans	$ (276)	$ 1,325	$ 1,049
Securities	(369)	(429)	(798)
Federal funds sold & other
interest bearing deposits	(78)	178	100
Total interest-earnings assets	(723)	1,074	351

Interest-bearing liabilities:
Savings accounts	(587)	36	(551)
Time deposits	73	43	116
Money market accounts	(18)	(5)	(23)
Other interest bearing deposits	(35)	(6)	(41)
Total interest-bearing deposits	(567)	68	(499)
Borrowings	-	880	880
Total interest-bearing liabilities	(567)	948	381

Net change in interest income	$ (156)	$ 126	$ (30)

Provision for Loan Losses

The provision for loan losses was $325,000 in 2001 compared to $650,000 in 2000. The allowance for loan losses was $1.6 million or 0.94% of total loans at December 31, 2001 compared to $1.7 million or 1.01% of total loans at December 31, 2000. The allowance for loan losses as a percent of non-performing loans was 212% at December 31, 2001 compared to 125% at December 31, 2000. Non-performing loans were $755,000 or 0.45% of total loans at December 31, 2001 compared to $1.3 million or 0.80% at December 31, 2000. Net loan charge-offs decreased $322,000 from $738,000 in 2000 to $416,000 in 2001.

We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level management considers necessary to absorb probable incurred credit losses in the loan portfolio. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events occur. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the adequacy of the allowance. The decrease in the provision for loan losses, non-performing loans and net charge-offs in 2001 is due to the resolution of one commercial relationship whose credit quality had deteriorated toward the end of 2000. The outstanding balance of this relationship was $651,000 at December 31, 2000 and was collected in April 2001.

Non-interest Income

Non-interest income increased $307,000 to $1.1 million in 2001 from $779,000 in 2000. This increase is primarily due to net securities transactions resulting in a gain of $47,000 in 2001 compared to a loss of $142,000 in 2000. Service charges also increased from $757,000 in 2000 to $895,000 in 2001. The increase in service charges was primarily due to an increase in service charges on commercial checking accounts beginning in the third quarter of 2000.

Non-interest Expense

Non-interest expense was $7.2 million for the year ended December 31, 2001 compared to $7.4 million for the year ended December 31, 2000, a decrease of $184,000 or 2.5%. The decrease was principally due to a decrease in consulting fees and employee benefits, partially offset by an increase in loan operations expense. The decrease in consulting fees is primarily due to fees paid in 2000 in connection with the implementation of tax strategies and fees for assistance in improving the Company's operating efficiency and marketing expertise. Employee benefits expense decreased due to the Company's pension credit increasing $144,000 from $72,000 in 2000 to $216,000 in 2001. In addition, the Company purchased $96,000 in annuity contracts for retirees in 2000. These decreases were partially offset by a $61,000 increase in ESOP expense that is based on the market price of Company stock, which increased in 2001.

Income Tax Expense

Income tax expense was $1.1 million for 2001, an increase of $335,000 or 46.3% from 2000 income tax expense of $723,000. The increase is primarily due to a 35.9% increase in income before income tax expense as well as an increase in the effective tax rate from 29.2% in 2000 to 31.4% in 2001. The increase in the effective rate is due to a lower amount of tax exempt income.

Liquidity and Capital Resources

The Company's primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $24.5 million on a line of credit. At December 31, 2001, the Bank had no outstanding borrowings on this line of credit, but did have outstanding advances and an amortizing note totaling $16.9 million.

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

The Company's primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2001 the Company originated approximately $36.9 million in loans compared to originating approximately $33.3 million and purchasing $20.2 million in 2000. Purchases of investment securities were $20.9 million in 2001 and $10.7 million in 2000.

At December 31, 2001, the Company had loan commitments to borrowers of approximately $7.7 million, and available letters and lines of credit of approximately $6.2 million. Total deposits were $189.2 million at December 31, 2001, an increase of $6.0 million from $183.2 million at December 31, 2000.

Time deposit accounts scheduled to mature within one year were $52.1 million at December 31, 2001. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

At December 31, 2001 and 2000, the Company and the Bank exceeded each of the applicable regulatory capital requirements. The Company's and the Bank's leverage (Tier 1) capital at December 31, 2001 was $35.7 million and $33.3 million, respectively or 14.5% and 13.5% of average assets, respectively. At December 31, 2000, the Company's and the Bank's leverage (Tier 1) capital was $37.8 million and $33.5 million, respectively or 15.5% and 13.7% of average assets, respectively. In order to be classified as "well-capitalized" by the FDIC, at December 31, 2001 and 2000, the Bank is required to have leverage (Tier 1) capital of $12.3 million and $12.2 million, respectively, or 5.0% of average assets. To be classified as a "well-capitalized" bank by the FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2001 and 2000, the Bank had a risk-based total capital ratio of 20.3% and 21.6%, respectively.

The Company paid cash dividends of $0.28 per share and repurchased 228,700 shares of common stock in 2001.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Management of Interest Rate Risk

Interest rate risk is the most significant market risk affecting the Company. Other types of market risk, such as movements in foreign currency exchange rates and commodity prices, do not arise in the normal course of the Company's business operations. Interest rate risk can be defined as an exposure to a movement in interest rates that could have an adverse effect on the Company's net interest income. Interest rate risk arises naturally from the imbalance in the repricing, maturity and/or cash flow characteristics of assets and liabilities. In periods of falling interest rates, prepayments of loans typically increase, which would lead to reduced net interest income if such proceeds could not be reinvested at a comparable spread. Also in a falling rate environment, certain categories of deposits may reach a point where market forces prevent further reduction in the interest rate paid on those instruments. Generally, during extended periods when short-term and long-term interest rates are relatively close, a flat yield curve, net interest margins could become smaller, thereby reducing net interest income. The net effect of these circumstances is reduced interest income, offset only by a nominal decrease in interest expense, thereby narrowing the net interest margin.

Managing interest rate risk is of primary importance to the Company. The responsibility for interest rate risk management is the function of the Company's Asset/Liability Committee ("ALCO") which includes the President and CEO, Treasurer and CFO and certain members of the Company's Board of Directors. The Company's ALCO meets at least monthly to review the Company's asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of the Company's interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates. A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing, customer preferences and sensitivity to changing rates, and management's projected financial plans. These assumptions are compared to actual results and revised as necessary. The Company's analysis compares net interest income under a scenario of no change from current interest rates with one of a 300 basis point increase in interest rates and one of a 300 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. The Company's policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2001, based on simulation model results, the Company was within these guidelines.

Another method the Company uses to monitor interest rate risk is the gap analysis. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. Our policy sets an objective of maintaining the one-year cumulative gap between a negative 20% of total assets to a positive 20% of total assets. At December 31, 2001, the one-year cumulative gap position, as presented in the table below, was $5.0 million asset sensitive, or 2.02% of total assets.

Amounts Maturing or Repricing as of December 31, 2000
	Less than	Six Months	1 - 2	2 - 3	3 - 5	Over 5
	Six Months	to One Year	Years	Years	Years	Years	Total
	(Dollars in thousands)
Interest-earning assets:

Mortgage loans	11,327	19,201	18,600	13,726	22,601	28,075	113,530
Consumer and other loans	20,952	6,416	10,378	8,569	7,821	1,898	55,674
Federal funds sold	17,895						17,895
Investment securities	8,015	1,067	5,699	8,869	13,298	10,021	46,969
Total interest-earning assets	57,829	26,684	34,677	31,164	43,720	39,994	234,068

Interest-bearing liabilities:

Savings accounts	5,899	5,899	5,192	5,192	10,385	48,211	80,778
Other Interest Bearing Deposits	1,099	-	-	-	-	1,651	2,750
Money market accounts	1,307	1,261	746	610	906	1,824	6,654
Time deposits	32,997	19,115	11,450	3,288	7,262	-	74,112
Total interest-bearing deposits	41,302	26,275	17,388	9,090	18,533	51,686	164,292
Borrowings	1,198	10,739	2,608	2,312	-	-	16,857
Total interest-bearing liabilities	42,500	37,014	19,996	11,402	18,553	51,686	181,151

Interest sensitivity gap	15,329	(10,330)	14,681	19,762	25,167	(11,692)

Cumulative interest sensitivity gap	15,329	4,999	19,680	39,442	64,609	52,917

Ratio of cumulative gap to total assets	6.20%	2.02%	7.95%	15.94%	26.11%	21.39%

Ratio of interest earning assets to interest bearing liabilities	136.07%	72.09%	173.42%	273.32%	235.65%	77.38%

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

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142., "Goodwill and Other Intangible Assets." SFAS No. 141 supercedes Accounting Principles Board (APB) No. 16, "Business Combinations", and requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interests method of accounting. The Statement did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. The Statement is effective for business combinations initiated after June 30, 2001.

SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. SFAS No. 142 also requires additional disclosures pertaining to good will and intangible assets. The provisions of SFAS No. 142 are required to be adopted starting with fiscal years beginning after December 15, 2001. For any goodwill and other intangibles acquired after June 30, 2001, the non-amortization and amortization provisions of this Statement are effective immediately.

At December 31, 2001, the Company did not have any goodwill; therefore, the adoption of the Statement is not anticipated to have a material effect on the Company's results of operations.

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

The Company's common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 31, 2001, the last trading date in the Company's fiscal year, the common stock of the Company closed at $17.00 per share. At March 8, 2002, there were 2,919,133 shares of the Company's common stock outstanding, which were held of record by approximately 848 registered shareholders.

The table below shows the high and low sales price of the Company common stock during the periods indicated. The Company paid quarterly cash dividends of $0.07 per share in 2001. The Company also paid a quarterly cash dividend of $0.09 per share to shareholders of record as of February 3, 2002. Our ability to pay dividends depends on a number of factors including:

    investment opportunities available to the Bank or the Company;

    the Bank's capital requirements;

    our financial results;

    tax considerations; and

    general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range
Date	High	Low	Dividends

Year ended December 31, 2001:

Quarter ended March 31, 2001	$ 17.38	$ 10.12	$ 0.07
Quarter ended June 30, 2001	16.29	12.74	0.07
Quarter ended September 30, 2001	17.83	13.30	0.07
Quarter ended December 31, 2001	17.57	14.94	0.07

Year ended December 31, 2000:

Quarter ended March 31, 2000	$ 6.88	$ 6.06	$ 0.0525
Quarter ended June 30, 2000	7.50	6.50	0.0525
Quarter ended September 30, 2000	9.38	7.38	0.0525
Quarter ended December 31, 2000	10.56	8.75	0.0525

Independent Auditors' Report

The Board of Directors

Rome Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

Syracuse, New York

January 22, 2002

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000

(in thousands, except share data)

Assets	2001	2000

Cash and due from banks	$6,027	6,600
Federal funds sold and other short-term investments	17,895	14,200
Total cash and cash equivalents	23,922	20,800
Securities available for sale, at fair value	45,243	47,403
Securities held to maturity (fair value of $1,811 and $1,854
at December 31, 2001 and 2000, respectively)	1,726	1,793
Loans	169,204	167,534
Less: Allowance for loan losses	1,597	1,688

Net loans	167,607	165,846

Premises and equipment, net	3,195	3,389
Accrued interest receivable	1,524	1,678
Other assets	4,220	3,922

Total assets	$247,437	244,831

Liabilities

Liabilities:
Deposits:
Non-interest bearing	24,922	23,978
Savings	80,778	78,268
Money market	6,654	5,474
Time	74,112	72,864
Other interest bearing	2,750	2,649

Total deposits	189,216	183,233
Due to broker	935	-
Borrowings	16,857	19,635
Other liabilities	4,065	3,916

Total liabilities	211,073	206,784

Shareholders' equity:
Common stock, $.01 par value; authorized: 5,000,000 shares;
issued: 3,400,776 shares; outstanding: 2,948,845 shares at
December 31, 2001 and 3,170,985 shares at December 31, 2000	34	34
Additional paid-in capital	10,331	10,216
Retained earnings	31,816	30,347
Treasury stock, at cost; 451,931 shares at December 31, 2001 and
229,791 shares at December 31, 2000	(5,335)	(1,722)
Accumulated other comprehensive income	448	216
Unallocated shares of employee stock ownership plan (ESOP)
106,649 shares at December 31, 2001; 115,536 shares at
December 31, 2000	(747)	(809)
Unearned compensation	(183)	(235)

Total shareholders' equity	36,364	38,047

Total liabilities and shareholders'equity	$247,437	244,831

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2001 and 2000

(in thousands, except share data)

	2001	2000

Interest income:
Loans	$$13,642	12,593
Securities	2,686	3,381
Other short-term investments	678	578

Total interest income	17,006	16,552
Interest expense:
Deposits	5,964	6,463
Borrowings	1,237	357

Total interest expense	7,201	6,820

Net interest income	9,805	9,732

Provision for loan losses	325	650

Net interest income after provision for loan losses	9,480	9,082

Non-interest income:
Service charges	895	757
Net (loss) gain on securities transactions	47	(142)
Other income	144	164

Total non-interest income	1,086	779

Non-interest expense:
Salaries and employee benefits	3,647	3,816
Building, occupancy and equipment	1,248	1,247
Directors' fees	188	172
Legal fees	192	157
Consulting fees	145	381
ATM service fees	223	218
Loan operations	197	82
Other	1,361	1,312

Total non-interest expense	7,201	7,385

Income before income tax expense	3,365	2,476

Income tax expense	1,058	723

Net income	$2,307	1,753

Basic earnings per share	$0.78	0.56
Diluted earnings per share	$0.77	0.56

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2001 and 2000

(in thousands, except share data)
					Accumulated
					other
		Additional			comprehensive	Unallocated
	Common	paid-in	Retained	Treasury	income	ESOP	Unearned
	stock	capital	earnings	Stock	(loss)	shares	compensation	Total

Balances at December 31, 1999	34	10,214	29,249	-	(259)	(871)	-	38,367

Comprehensive income:
Net income	-	-	1,753	-	-	-	-	1,753
Other comprehensive income	-	-	-	-	475	-	-	475

Total comprehensive income								2,228

Purchase of treasury stock (264,991 shares)	-	-	-	(1,982)	-	-	-	(1,982)
Stock awarded under Recognition & Retention Plan (35,200 shares)	-	2	-	260	-	-	(262)	-
Amortization of Unearned Compensation	-	-	-	-	-	-	27	27
Dividends paid ($0.21 per share)	-	-	(659)	-	-	-	-	(659)
ESOP shares released for allocation (8,887 shares)	-	-	4	-	-	62	-	66

Balances at December 31, 2000	$34	10,216	30,347	(1,722)	216	(809)	(235)	38,047

Comprehensive income:
Net income	-	-	2,307	-	-	-	-	2,307
Other comprehensive income	-	-	-	-	232	-	-	232

Total comprehensive income								2,539

Purchase of treasury stock (228,700 shares)	-	-	-	(3,670)	-	-	-	(3,670)
Exercise of stock options and related tax benefit (6,560 shares)	-	9	-	57	-	-	-	66
Amortization and tax benefits of Unearned Compensation	-	40	-	-	-	-	52	92
Dividends paid ($0.28 per share)	-	-	(841)	-	-	-	-	(841)
ESOP shares released for allocation (8,887 shares)	-	66	3	-	-	62	-	131

Balances at December 31, 2001	$34	10,331	31,816	(5,335)	448	(747)	(183)	36,364

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

(in thousands)
	2001	2000
Cash flows from operating activities:
Net income	$2,307	1,753
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	390	477
Decrease (increase) in accrued interest receivable	154	(165)
Provision for loan losses	325	650
Net (gain) loss on securities transactions	(47)	142
Net (gain) loss on sales of real estate owned	(5)	8
Net accretion on securities	(86)	(53)
Increase in other liabilities	149	276
Deferred income tax expense (benefit)	158	(223)
(Increase) decrease in other assets	(570)	11
Allocation of ESOP shares	131	66
Amortization of Unearned Compensation	52	27
Tax benefit from exercise of stock options	17	-

Net cash provided by operating activities	2,975	2,969

Cash flows from investing activities:
Net increase in loans	(2,949)	(6,134)
Purchases of loans	-	(20,180)
Proceeds from sale of education loans	818	1,153
Proceeds from sales of securities available for sale	1,122	15,061
Proceeds from maturities and principal reductions of
securities available for sale	23,353	4,962
Purchases of securities available for sale	(20,867)	(9,585)
Purchases of securities held to maturity	(69)	(1,069)
Proceeds from maturities and principal reductions of
securities held to maturity	142	632
Proceeds from sale of real estate owned	50	352
Additions to premises and equipment	(196)	(127)

Net cash provided by (used in) investing activities	1,404	(14,935)

Cash flows from financing activities:
Increase (decrease) in time deposits	1,248	(4,301)
Increase in other deposits	4,735	4,012
Borrowings	-	20,000
Repayments of borrowings	(2,778)	(365)
Purchase of treasury stock	(3,670)	(1,982)
Dividends	(841)	(659)
Exercise of stock options	49	-

Net cash (used in) provided by financing activities	(1,257)	16,705

Net increase in cash and cash equivalents	3,122	4,739
Cash and cash equivalents at beginning of year	20,800	16,061

Cash and cash equivalents at end of year	$23,922	20,800
Supplemental disclosure of cash flow information:
Non-cash investing activities:
Change in securities purchased not settled	$935	(1,298)
Additions to real estate owned	45	177
Cash paid during the period for:
Interest	7,217	6,708
Income taxes	640	630

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

  Business

Rome Bancorp, Inc. (the "Company") is a registered bank holding company, organized under the laws of Delaware and is the parent company of The Rome Savings Bank and subsidiaries (the "Bank"). The Company commenced operations on October 6, 1999, when the Bank converted from a state chartered mutual savings bank to a state chartered stock savings bank.

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

Years ended December 31, 2001 and 2000

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

Years ended December 31, 2001 and 2000

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

The allowance for loan losses is evaluated on a quarterly basis by management in order to maintain the allowance at a level sufficient to absorb probable incurred loan losses based upon known and inherent risks in the loan portfolio.

The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans greater than $250,000 in a nonaccrual status are considered impaired. Commercial mortgage loans and commercial loans less than $250,000 and all residential mortgage loans, consumer loans and education loans are evaluated collectively by portfolio since they are homogeneous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management's judgement and the related factors discussed above.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

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

Years ended December 31, 2001 and 2000

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

Years ended December 31, 2001 and 2000

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(n) Recent Accounting Pronouncements

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. This standard requires that all derivative financial instruments be measured at fair value and recognized in the statement of condition as either assets or liabilities. Changes in the fair value of the derivative financial instruments will be reported in either earnings or comprehensive income, depending on the use of the derivative and whether or not it qualifies for hedge accounting. Consequently, there may be increased volatility in net income and shareholders' equity on an ongoing basis as a result of accounting for derivatives in accordance with the standards.

The Company adopted the standards on January 1, 2001 and the initial adoption did not have a material effect on the Company's consolidated financial statements. The Company does not currently utilize derivative financial instruments, accordingly, all disclosures required by the standards have been omitted.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces identically titled SFAS No. 125 and carries forward most of SFAS No. 125's provisions without change. It does revise accounting standards for securitizations and certain other transfers of financial assets and collateral. The statement is generally applied prospectively to transactions and servicing activities occurring after March 31, 2001, although provisions with respect to collateral and certain disclosure requirements were adopted on December 31, 2000 and did not have a material impact on the consolidated financial statements of the Company. The remaining provisions of this statement were adopted on April 1, 2001 and the initial adoption did not have a material impact on the consolidated financial statements of the Company.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 supercedes Accounting Principles Board (APB) No. 16, "Business Combinations", and requires all business combinations to be accounted for under the purchase method of accounting, thus eliminating the pooling of interests method of accounting. The Statement did not change many of the provisions of APB No. 16 related to the application of the purchase method. However, the Statement does specify criteria for recognizing intangible assets separate from goodwill and requires additional disclosures regarding business combinations. The Statement is effective for business combinations initiated after June 30, 2001.

SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. SFAS No. 142 also requires additional disclosures pertaining to good will and intangible assets. The provisions of SFAS No. 142 are required to be adopted starting with fiscal years beginning after December 15, 2001. For any goodwill and other intangibles acquired after June 30, 2001, the non-amortization and amortization provisions of this Statement are effective immediately.

At December 31, 2001, the Company did not have any goodwill; therefore, the adoption of the Statement is not anticipated to have a material effect on the Company's results of operations.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(3)	Securities

	Securities are summarized as follows (in thousands):

		December 31, 2001
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government agencies	9,634	325	-	9,959
	State and Municipal obligations	9,790	318	5	10,103
	Mortgage-backed securities	6,422	85	13	6,494
	Corporate bonds	12,195	412	13	12,594

	Total debt securities	38,041	1,140	31	39,150

	FHLB stock	926	-	-	926
	Equity and other securities	5,531	38	402	5,167

		$44,498	1,178	433	45,243

	Held-to-maturity:
	U.S. Government securities	988	53	-	1,041
	Mortgage-backed securities	334	32	-	366
	Other bonds	404	-	-	404

		$1,726	85	-	1,811

		December 31, 2000
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government securities	$1,000	-	1	999
	U.S. Government agencies	20,690	168	19	20,839
	State and Municipal obligations	9,686	103	9	9,780
	Mortgage-backed securities	4,597	27	39	4,585
	Corporate bonds	5,886	118	-	6,004

	Total debt securities	41,859	416	68	42,207

	FHLB stock	1,000	-	-	1,000
	Equity and other securities	4,184	118	106	4,196

		$47,043	534	174	47,403

	Held-to-maturity:
	U.S. Government securities	983	35	-	1,018
	Mortgage-backed securities	434	26	-	460
	Other bonds	376	-	-	376

		$1,793	61	-	1,854

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.
	December 31, 2001
	Amortized	Fair
	cost	value
Available-for-sale:
Due within one year	$ 1,999	2,009
Due after one year through
five years	25,428	26,301
Due after five years through
ten years	8,423	8,554
Due after ten years	2,191	2,286

	$ 38,041	39,150
Held-to-maturity:
Due within one year	501	514
Due after one year through
five years	543	586
Due after five years through
ten years	220	246
Due after ten years	462	465

	$ 1,726	1,811

Gross gains of $47,000 and $131,000 were realized on sales of securities in 2001 and 2000, respectively. Gross losses of $273,000 were realized on sales of securities in 2000.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(4) Loans

Loans are summarized as follows (in thousands) at December 31:
	2001	2000
Mortgage loans:
Residential	$ 62,099	62,937
Commercial	49,266	47,512
Construction and land	2,165	1,047

	113,530	111,496
Other loans:
Commercial	17,602	17,815
Automobile loans	20,085	22,248
Property improvement
and equipment	3,018	2,201
Education	4,523	4,648
Other consumer	10,446	9,126

	55,674	56,038

	$ 169,204	167,534

The Company serviced loans for third parties totaling $3,192,000 and $3,977,000 at December 31, 2001 and 2000 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):
	Years ended
	December 31,
	2001	2000

Balance at beginning of period	$ 1,688	$ 1,776
Provision charged to operations	325	650
Recoveries	175	193
Loans charged off	(591)	(931)

Balance at end of period	$ 1,597	$ 1,688

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

The Company's recorded investment in loans that are considered impaired totaled $389,000 and $651,000 at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans was $217,000 and $329,000 in 2001 and 2000, respectively. At December 31, 2001, the recorded investment in impaired loans includes $389,000 of loans which had related reserves of $117,000. At December 31, 2000, the recorded investment in impaired loans includes $651,000 of loans which had related reserves of $326,000. The Company recognized no interest on impaired loans during the years ended December 31, 2001 and 2000.

The principal balances of loans not accruing interest amounted to $574,000 and $1,158,000 at December 31, 2001 and 2000, respectively. The differences between the amount of interest income that would have been recorded if nonaccrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2001 and 2000 was immaterial. There are no commitments to extend further credit on non-performing loans.

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

(5) Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):
	2001	2000

Land	$ 836	$ 836
Buildings and improvements	4,473	4,451
Furniture and equipment	5,201	5,027

	10,510	10,314
Less accumulated depreciation and
amortization	7,315	6,925

	$ 3,195	$ 3,389

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $390,000 and $477,000 during the years ended December 31, 2001 and 2000, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(6) Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):
2001

Within one year	$ 52,112
One through two years	11,450
Two through three years	3,288
Three through four years	4,889
Four through five years	2,373

Total time deposits	$ 74,112

At December 31, 2001 and 2000, time deposits with balances of $100,000 or more totaled approximately $9,730,000 and $9,071,000, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):
	2001	2000

Savings	$ 1,889	$ 2,440
Money market	162	185
Time	3,870	3,754
Other interest bearing	43	84

	$ 5,964	$ 6,463

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(7) Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. The following is a summary of advances from the FHLB at December 31 (in thousands):
	2001	2000
Bearing interest at 6.73% fixed, due 10/9/01	-	500
Bearing interest at 6.73% fixed, due 10/7/02	9,500	9,500

The Company also has a four-year amortizing note payable to the FHLB with a balance of $7,357,000 and $9,635,000 at December 31, 2001 and 2000, respectively. This note bears a fixed interest rate of 6.79%. The Company has pledged $35,889,000 of one-to-four family mortgage loans as collateral for the above borrowings.

The following table summarizes the combined aggregate amount of maturities for the above advances and note for each of the five years after December 31, 2001:
Due in one year	$ 11,937
Due one through two years	2,608
Due two through three years	2,312

Total	$ 16,857

At December 31, 2001, the Company had available an unused line of credit of $24,525,000 with the FHLB which is subject to review and renewal.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(8) Income Taxes

The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):
	2001	2000
Current:
Federal	$ 809	$ 836
State	90	110

	899	946
Deferred:
Federal	146	(176)
State	13	(47)

	159	(223)

	$ 1,058	$ 723

Actual tax expense differs from "expected" tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):
	2001	2000

Computed "expected" tax expense	$ 1,144	$ 842
Increases (decreases) in income taxes
resulting from:
State taxes, net of Federal tax benefit	68	42
Tax exempt interest	(125)	(179)
Other, net	(29)	18

	$ 1,058	$ 723

	31.4%	29.2%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):
	2001	2000

Deferred tax assets:
Allowance for loan losses	532	700
Accrued postretirement benefits	827	770
Deferred compensation	415	341
Charitable contribution carry forward	-	65
Other	81	82

Total gross deferred tax assets	1,855	1,958

Deferred tax liabilities:
Accumulated depreciation on
premises and equipment	31	52
Prepaid pension cost	324	240
Undistributed income of subsidiary	31	57
Unrealized gains on available-
for-sale securities	297	144
Other	51	32

Total gross deferred tax liabilities	734	525

Net deferred tax assets	$ 1,121	1,433

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $3.4 million at December 31, 2001, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank's stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2001 with respect to the base-year reserve was approximately $1.4 million.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(9) Pension and Postretirement Benefits

The following table sets forth the changes in the Company's pension and postretirement plans' accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2001 and 2000:
	Pension benefits		Postretirement benefits
(in thousands)	2001	2000	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	$ 5,966	$ 5,805	2,136	1,990
Service cost	166	162	27	40
Interest cost	465	437	167	150
Amendments	-	-	(130)	46
Actuarial loss (gain)	303	(239)	(304)	2
Benefits paid	(286)	(199)	(94)	(132)
Participant contributions	-	-	39	40

Benefit obligation at end of year	6,614	5,966	1,841	2,136

Change in plan assets:
Fair value of plan assets
at beginning of year	8,764	7,664	-	-
Actual return on plan assets	(1,264)	1,299	-	-
Employer contributions	-	-	55	92
Participant contributions	-	-	39	40
Benefits paid	(286)	(199)	(94)	(132)

Fair value of plan assets at end of year	7,214	8,764	-	-

Funded status	600	2,798	(1,841)	(2,136)
Unrecognized net actuarial loss (gain)	255	(2,151)	(214)	90
Unrecognized prior service cost	(23)	(31)	(69)	68

Prepaid (accrued) benefit cost	$ 832	$ 616	(2,124)	(1,978)

Assumptions as of measurement
date, September 30:
Discount rate	7.25%	8.00%	7.25%	8.00%
Expected return on plan assets	9.00%	8.00%	-	-
Rate of compensation increase	4.50%	5.50%	-	-

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

The components of net periodic benefit cost includes the following:
	Pension benefits		Postretirement benefits
(in thousands)	2001	2000	2001	2000

Service cost	$ 166	$ 162	27	40
Interest cost	465	437	167	150
Expected return on assets	(780)	(605)	-	-
Amortization	(67)	(66)	7	3

Net periodic (benefit) cost	$ (216)	$ (72)	201	193

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

Under the Stock Option Plan, 166,638 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 112,400 options were awarded at an exercise price of $7.44 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. At December 31, 2001 and 2000 the remaining contractual life of these options was 8.5 years and 9.5 years, respectively.

The following table presents the stock option activity for the years ended December 31, 2001 and 2000 (in thousands):
		2001		2000
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	112,400	$ 7.44	-	$ -
Granted	-	-	112,400	7.44
Exercised	(6,560)	7.44	-	-
Outstanding at end of year	105,840	7.44	112,400	7.44
Exercisable at end of year	15,920	7.44	-	-

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

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

Pro forma disclosures for the Company for the years ended December 31, 2001 and 2000 utilizing the estimated fair value of the options granted and an assumed 5% forfeiture rate are as follows:
	2001	2000
(in thousands, except per share data)
Net income:
As reported	$ 2,307	$ 1,753
Pro forma	$ 2,274	$ 1,733

Basic earnings per share:
As reported	$ 0.78	$ 0.56
Pro forma	$ 0.77	$ 0.55

Diluted earnings per share:
As reported	$ 0.77	$ 0.56
Pro forma	$ 0.76	$ 0.55

Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the effect on reported net income and earnings per share for the years ended December 31, 2001 and 2000 may not be representative of the effects on reported net income or earnings per share for future years.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(11) Recognition and Retention Plan

The Company's shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan ("RRP") on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

During 2000, 35,200 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $52,000 and $27,000 was recorded in 2001 and 2000, respectively. The remaining unearned compensation cost is shown as a reduction of shareholders' equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

(12) Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee's contributions up to a limit of 3% of the employee's base pay.

Contributions to the defined contribution 401(k) Savings Plan were $55,000 and $60,000 during the years ended December 31, 2001 and 2000, respectively.

In connection with establishing the ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 133,310 shares of the Company's common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2001, 26,661 shares had been released or committed to be released and 106,649 remained as unallocated shares. The fair value of the unallocated shares on December 31, 2001 was $1,813,000. The Company recognized compensation expense of $131,000 and $70,000 in 2001 and 2000, respectively in connection with the ESOP.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(13) Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (in thousands):
	Years ended December 31,
	2001	2000
Net change in unrealized gain on
available-for-sale securities	$ 432	$ 651
Reclassification adjustment for net realized
loss (gain) included in net income	(47)	142

Other comprehensive income, before tax	385	793
Deferred tax expense	153	318

Other comprehensive
income, net of tax	$ 232	$ 475

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

At December 31, 2001 and 2000 the Company was committed to originate mortgage and other loans of approximately $7,672,000 and $3,319,000, respectively. Commitments under unused lines of credit and letters of credit were approximately $6,233,000 and $5,443,000 at December 31, 2001 and 2000, respectively.

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

(15) Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):
	2001	2000
Basic earnings per share:
Net Income available to common shareholders	$ 2,307	1,753
Weighted average basic shares outstanding	2,942	3,132

Basic earnings per share	$ 0.78	0.56

Diluted earnings per share:
Net Income available to common shareholders	$ 2,307	1,753
Weighted average basic shares outstanding	2,942	3,132
Effect of dilutive securities:
Stock options	53	9
Unearned compensation	9	2
Weighted average diluted shares outstanding	3,004	3,143

Diluted earnings per share	$ 0.77	0.56

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

(16) Shareholders' Equity and Regulatory Matters

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $520,000 at December 31, 2001.

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

As of September 30, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category. Management believes, as of December 31, 2001, that the Company and Bank meet all capital adequacy requirements to which they are subject.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

The following is a summary of the Company's and Bank's actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):
					To be classified as
					well-capitalized
			Minimum capital		under prompt
			adequacy		corrective action
	Actual		requirements		provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:
Total capital (to risk
weighted assets):
Company	$ 37,295	21.8%	13,716	>= 8%		N/A
Bank	34,875	20.3%	13,714	>= 8%	17,143	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	35,699	20.8%	6,858	>= 4%		N/A
Bank	33,278	19.4%	6,857	>= 4%	10,286	>= 6%

Tier 1 Capital (to
average assets):
Company	35,699	14.5%	7,364	>= 3%		N/A
Bank	33,278	13.5%	7,402	>= 3%	12,337	>= 5%

As of December 31, 2000:
Total capital (to risk
weighted assets):
Company	$ 39,524	24.3%	13,016	>= 8%		N/A
Bank	35,174	21.6%	13,050	>= 8%	16,312	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	37,831	23.3%	6,508	>= 4%		N/A
Bank	33,480	20.5%	6,525	>= 4%	9,787	>= 6%

Tier 1 Capital (to
average assets):
Company	37,831	15.5%	7,331	>= 3%		N/A
Bank	33,480	13.7%	7,326	>= 3%	12,210	>= 5%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

In order to grant priority in the Conversion to the eligible depositors, the Bank established a special account at the time of conversion in an amount equal to its total net worth at March 31, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the special account. The total amount of the special account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the special account. At December 31, 2001, the amount remaining in this liquidation account was approximately $9.7 million.

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

Years ended December 31, 2001 and 2000

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

The estimated carrying values and fair values of the Company's financial instruments for December 31 are as follows (in thousands):
	2001		2000
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$ 23,922	23,922	$ 20,800	20,800
Securities available for sale	45,243	45,243	47,403	47,403
Securities held to maturity	1,726	1,811	1,793	1,854
Loans, net	167,607	170,915	165,846	168,698
Accrued interest receivable	1,524	1,524	1,678	1,678

Financial liabilities:
Non-interest bearing deposits	24,922	24,922	23,978	23,978
Interest bearing deposits	164,294	166,368	159,255	158,938
Borrowings	16,857	17,729	19,635	19,932

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

Years ended December 31, 2001 and 2000

(18) Parent Company Only Financial Statements

Presented below are the condensed balance sheets as of December 31, 2001 and 2000 and statements of income and statements of cash flows for the years ended December 31, 2001 and 2000 (in thousands):
Condensed Balance Sheet	2001	2000

Assets:
Cash and due from banks	$ 1,209	2,387
Investment in subsidiary bank	33,944	33,696
Loan receivable from ESOP	775	813
Other assets	485	1,839

Total assets	$ 36,413	38,735

Total liabilities	49	688
Total shareholders' equity	36,364	38,047

Total liabilities and shareholders' equity	$ 36,413	38,735

Condensed Statement of Income

Interest income	$ 165	256
Dividends from subsidiary bank	2,550	1,500

Total operating income	2,715	1,756

Other operating expenses	315	252
Net income before income taxes and dividends in excess of net income (equity in undistributed income) of subsidiary bank.	2,400	1,504

Income tax (benefit) expense	(54)	1
(Dividends in excess of net income) equity in undistributed income) of subsidiary bank	(147)	250

Net income	$ 2,307	1,753

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

Condensed Statement of Cash Flows	2001	2000

Operating activities:
Net income	$ 2,307	1,753
Adjustments to reconcile net income to cash
provided by operating activities:
Dividends in excess of net income (equity in undistributed income) of subsidiary bank	147	(250)
Decrease (increase) in other assets	1,414	(1,592)
(Decrease) increase in other liabilities	(639)	688
Tax benefit from exercise of stock options	17	-

Net cash provided by operating activities	3,246	599

Investing activities:
Decrease in loan to ESOP	38	58

Net cash provided by investing activities	38	58

Financing activities:
Purchase of treasury stock	(3,670)	(1,982)
Dividends	(841)	(659)
Exercise of stock options	49	-

Net cash used in financing activities	(4,462)	(2,641)

Net decrease in cash and cash equivalents	(1,178)	(1,984)

Cash and cash equivalents at beginning of year	2,387	4,371

Cash and cash equivalents at end of year	$ 1,209	2,387

Directors of Rome Bancorp, Inc.	Corporate Information
and The Rome Savings Bank
Transfer Agent and Registrar
Charles M. Sprock	Inquiries regarding stockholder administration
Chairman of the Board, President and Chief	and services should be directed to:
Executive Officer
Registrar and Transfer Company
Bruce R. Engelbert	10 Commerce Drive
Retired, Former Owner and President, Engelbert's	Cranford, NJ 07016-3572
Jewelers, Inc., a retail jewelry business	(800) 368-5948

David C. Grow	Independent Auditors
Partner, law firm of McMahon, Grow & Getty	KPMG LLP
113 South Salina Street
Kirk B. Hinman	Syracuse, NY 13202
President, Rome Strip Steel Company, Inc.	(315) 471-8167

T. Richard Leidig	Special Legal Counsel
Business Consultant	Thacher Proffitt & Wood
1700 Pennsylvania Avenue, NW
Richard H. McMahon	Suite 800
Partner, law firm of McMahon, Grow & Getty	Washington, DC 20006
(202) 347-8400
Marion C. Scoville
Retired, Former Corporate Secretary and	Stock Information
Executive Assistant to the President,	Rome Bancorp's common stock trades on the
The Rome Savings Bank	Nasdaq National Market System under the
symbol "ROME".
Michael J. Valentine
President, Mele Manufacturing Company, Inc.,	Investor Relations
manufacturing jewel cases, stationery, custom	Inquiries regarding The Rome Savings Bank
packaging and sports flooring	and Rome Bancorp, Inc. should be directed to:

Charles M. Sprock
Executive Officers of The Rome Savings Bank	The Rome Savings Bank
100 W. Dominick Street
Charles M. Sprock	Rome, NY 13440-5810
President and Chief Executive Officer	(315) 336-7300

David C. Nolan	Annual Meeting of Stockholders
Treasurer and Chief Financial Officer	Rome Bancorp's Annual Meeting of Stockholders
will be held at 6:00 p.m. local time, on
James F. Sullivan	Wednesday, May 1, 2002, at the main office of
Vice President/Senior Loan Officer	The Rome Savings Bank, 100 W. Dominick
Street, Rome, New York, 13440-5810. Holders
D. Bruce Fraser	of common stock as of March 8, 2002 will
Vice President/Branch Administration and Security	be eligible to vote.