Form 10KSB, Exhibit 13
period 2002-12-31
ROME BANCORP INC
filed 2003-03-28
CIK 1088144

Table Of Contents

Chairman's Message.............................................................

Financial Highlights...............................................................

Management's Discussion & Analysis..............................

Market for the Company's Common Stock.........................

Independent Auditors' Report..............................................

Consolidated Financial Statements.......................................

Corporate Information............................................................

Chairman's Message

Dear Shareholder:

This past year brought with it a great deal of uncertainty. Our financial markets were plagued by insider abuses, a loss of consumer confidence, and the threat of war.

Our economy and the stock market reacted accordingly with massive layoffs, plant shutdowns, and a continuation of "dismal stock market performances."

By contrast, Rome Bancorp, the holding company of Rome Savings Bank, fared quite well, announcing record earnings of nearly $2.5 million and a Return on Average Assets of 1.00.

As you review our financials, you will soon identify our solid performance since becoming a Mutual Holding Company in October of 1999. Our investors have enjoyed substantial increases in the value of "ROME" in spite of virtually three years of a "Bear Market."

Our real success, however, remains in the hands of our customers and shareholders, without whose confidence their community bank might have become just another victim of a down market.

May we continue to live up to your confidence.

Sincerely,

Charles M. Sprock

Chairman of The Board

President

CEO

	SELECTED FINANCIAL AND OTHER DATA
		(in thousands)

			At December 31,
	2002	2001	2000	1999	1998
Selected Financial Condition Data:
Total assets	$250,075	$247,437	$244,831	$226,827	$225,273
Loans, net	181,564	167,607	165,846	141,512	134,848
Securities	43,207	46,969	49,196	59,792	56,508
Total cash and cash equivalents	15,698	23,922	20,800	16,061	25,214
Total deposits	194,924	189,216	183,233	183,522	189,130
Borrowings	14,920	16,857	19,635	-	-
Total equity	36,193	36,364	38,047	38,367	28,662
Allowance for loan losses	1,730	1,597	1,688	1,776	1,956
Non-performing loans	1,516	755	1,346	487	931
Non-performing assets	1,571	755	1,346	670	1,224

	For the Year Ended December 31,
	2002	2001	2000	1999	1998

Selected Operating Data:
Interest income	$15,509	$17,006	$16,552	$15,549	$15,511
Interest expense	4,981	7,201	6,820	6,850	7,203
Net interest income	10,528	9,805	9,732	8,699	8,308
Provision for loan losses	330	325	650	175	390
Net interest income after provision for loan losses	10,198	9,480	9,082	8,524	7,918
Non-interest income:
Service charges and other income	1,130	1,039	921	1,086	768
Net gain (loss) on sale of securities	132	47	(142)	111	314
Total non-interest income	1,262	1,086	779	1,197	1,082
Total non-interest expense	7,707	7,201	7,385	7,662	6,622
Income before income taxes	3,753	3,365	2,476	2,059	2,378
Income taxes	1,268	1,058	723	613	853
Net income	$2,485	$2,307	$1,753	$1,446	$1,525

					At or for the
			Year Ended December 31,
			2002	2001	2000	1999	1998

Selected Financial Ratios and Other Data
	Performance Ratios:
	Basic earnings per share	1	$0.90	$0.78	$0.56	$0.02	N/A
	Diluted earnings per share	1	$0.87	$0.77	$0.56	$0.02	N/A
	Return on average assets	2	1.00%	0.94%	0.76%	0.64%	0.70%
	Return on average equity	2	6.86%	6.09%	4.62%	4.52%	5.34%
	Net interest rate spread	3	3.95%	3.42%	3.71%	3.51%	3.47%
	Net interest margin	3	4.56%	4.31%	4.66%	4.31%	4.19%
	Non-interest expense to average assets	2	3.09%	2.93%	3.21%	3.40%	3.04%
	Efficiency Ratio	2,3	64.85%	65.05%	67.25%	75.47%	72.96%
	Average interest earning assets to average
	interest-bearing liabilities		128.68%	129.02%	130.20%	124.57%	120.15%

	Capital Ratios:
	Average equity to average assets		14.52%	15.40%	16.49%	14.18%	13.09%
	Equity to total assets at end of period		14.47%	14.70%	15.54%	16.91%	12.72%
	Book value per share		$12.61	$12.33	$12.00	$11.28	N/A

	Regulatory Capital Ratios:
	Core capital (Tier 1 capital)		14.90%	14.54%	15.48%	16.84%	12.73%
	Total Risk-based capital		21.24%	21.75%	24.29%	30.21%	22.80%

	Asset Quality Ratios:
	Nonperforming loans as percent of loans		0.83%	0.45%	0.80%	0.34%	0.68%
	Nonperforming assets as percent of total assets		0.63%	0.31%	0.55%	0.30%	0.54%
	Allowance for loan losses as a percent of loans		0.94%	0.94%	1.01%	1.24%	1.43%
	Allowance for loan losses as a percent of
	non-performing loans		114.1%	211.5%	125.41%	364.68%	210.32%

	Other Data:
	Number of:
	Deposit accounts		32,776	32,446	33,591	33,475	34,693
	Full service offices		4	4	4	4	4

1	Basic and diluted earnings per share for the year ended December 31, 1999 are only from October 6, 1999, the date of
	conversion to a stock bank holding company, to the end of the year. Basic and diluted earnings per share prior to 1999
	are not applicable.

2	Excluding the contribution to The Rome Savings Bank Foundation of $576,000 (or $346,000 after taxes) in 1999, the
	performance ratios would have been as follows: Basic and diluted earnings per share - $0.13, Return on
	average assets - 0.79%, Return on average equity - 5.61%, Non-interest expense to average assets - 3.14%,
	Efficiency ratio - 69.79%.

3	Includes tax equivalent adjustment for the Company's tax-exempt municipal securities.

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

The preparation of consolidated financial statements requires management to make estimates and assumptions. Changes in these estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies.

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

Critical Accounting Policies

The accounting and reporting policies of Rome Bancorp, as detailed in Note 2 of the "Notes to the Consolidated Financial Statements," conform to accounting principles generally accepted in the United States of America and reporting practices followed in the banking industry. The Company believes its policies with respect to the methodology for the determination of the allowance for loan losses and decisions concerning asset impairment are the most critical, as they involve a higher degree of complexity and require management to make difficult and subjective judgements. These critical policies and their application are reviewed periodically by the Audit Committee and the Board of Directors.

Comparison of Financial Condition at December 31, 2002 and December 31, 2001:

The Company's total assets at December 31, 2002 were $250.1 million, an increase of $2.6 million or 1.1% from $247.4 million at December 31, 2001.

Federal funds sold and other short-term investments decreased to $10.1 million at December 31, 2002, from $17.9 million at December 31, 2001 as management has chosen to utilize a portion of those funds to fund loan originations.

Securities available for sale were $40.4 million at December 31, 2002, a decrease of $4.8 million or 10.6% from $45.2 million at December 31, 2001. This decrease is due to maturities, principal reductions and the sale of five corporate bonds. Proceeds from the maturities and sale of investment securities were used to fund loan originations.

The majority of the Company's equity holding represent investments in a mutual fund which purchases high quality blue chip common stocks. The downturn in the equity markets has caused a decrease in the market value of the fund, resulting in unrealized losses of $1,368,000 on our original investment of $6,582,000. This unrealized loss has already been recognized as an equity adjustment and is included in the equity section of the balance sheet as a component of "Accumulated Other Comprehensive Income." Management made an assessment of impairment of these holdings at December 31, 2002 and has concluded that the unrealized losses are temporary in nature. Management will continue to assess these unrealized losses for other than temporary impairment consideration. Further declines in the equity markets in 2003, could result in revisions to management's conclusions in the ongoing assessment.

Total loans increased $14.1 million or 8.3% to $183.3 million at December 31, 2002 from $169.2 million at December 31, 2001. The majority of the loan growth was in the residential mortgage and construction loan portfolio, which grew by 13.9%, reflecting a strategic management decision to grow the Bank's presence in that market. The remainder of the loan portfolio grew by 5.0%, demonstrating stable demand.

Deposits grew by $5.7 million or 3.0% to $194.9 million at December 31, 2002, primarily due to the perceived safety of these deposits as opposed to the current uncertain equity market.

Comparison of Results of Operations for the Years Ended December 31, 2002 and December 31, 2001:

Net income for the year ended December 31, 2002 was $2.5 million, an increase of $178,000 or 7.7% from $2.3 million for the year ended December 31, 2001. The increase in net income was principally a result of a $723,000 increase in net interest income before provision for loan losses and an increase of $176,000 in non-interest income, partially offset by an increase of $506,000 in non-interest expense and a $210,000 increase in income taxes.

Net Interest Income

Net interest income was $10.5 million in 2002, an increase of $723,000 or 7.4% from $9.8 million in 2001. The improvement is primarily due to an increase in the volume of loans outstanding and a decrease in the rate of interest paid on deposits and borrowings, partially offset by lower yields earned in 2002 on the Bank's earning assets. Net interest income was also impacted, to a lesser extent, by a decrease in the Bank's average investments and borrowings throughout 2002.

Average loans increased to $173.6 million in 2002 from $166.6 million in 2001. The decrease in interest income on loans was caused by a decline in yield due to lower prevailing market rates. This decrease was partially offset by increased loan volume, particularly in the residential mortgage area. The yield on loans in 2002 was 7.54% compared to 8.19% in 2001.

Interest income on securities decreased in 2002 due to a decline in both yield and volume. As securities matured and were sold, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased from $49.1 million in 2001 to $45.7 million in 2002 while their yields decreased from 5.93% to 5.23% over the same period.

Interest expense on deposit accounts declined in 2002 due to the Company decreasing the rate paid on these accounts, consistent with the decline in market rates. The average rate paid on interest bearing deposits in 2002 was 2.41% compared to 3.68% in 2001. The average balance of these deposits increased to $167.6 million in 2002 from $162.0 million in the prior year.

Average Balances, Interest and Average Yields - The following table sets forth certain information relating to the Company's average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities include a tax equivalent adjustment for bank qualified municipals.
	Average Balances, Interest and Average Yields
	For the year ended December 31, 2002			For the year ended December 31, 2001
		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost
Assets:				(Dollars in	thousands)
Interest-earning assets:
Loans	$ 173,622	$ 13,082	7.53%	$ 166,610	$ 13,642	8.19%
Securities	45,744	2,392	5.23	49,127	2,912	5.93
Federal funds sold & other
interest bearing deposits	16,467	262	1.59	16,932	678	4.01
Total interest-earnings assets	235,834	15,736	6.67	232,669	17,232	7.41
Noninterest-earning assets	13,718			13,128
Total assets	$ 249,552			$ 245,797
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Savings accounts	$ 84,111	$ 1,138	1.35	$ 79,491	1,889	2.38
Time deposits	72,976	2,745	3.76	73,673	3,870	5.25
Money market accounts	8,088	113	1.40	6,302	162	2.57
Other interest bearing deposits	2,426	37	1.54	2,550	43	1.68
Total interest-bearing deposits	167,601	4,033	2.41	162,016	5,964	3.68
Borrowings	15,670	948	6.05	18,313	1,237	6.75
Total interest-bearing liabilities	183,271	4,981	2.72	180,329	7,201	3.99
Noninterest-bearing deposits	25,317			23,048
Other liabilities	4,717			4,556
Total liabilities	213,305			207,933
Shareholders' equity	36,247			37,864
Total liabilities and shareholders' equity	$ 249,552			$ 245,797
Net interest income		10,755			10,031
Tax equivalent adjustment on securities		(227)			(226)
Net interest income per consolidated
financial statements		$ 10,528			$ 9,805

Net interest rate spread			3.95%			3.42%
Net interest margin			4.56%			4.31%
Ratio of interest-earning assets to
interest-bearing liabilities			1.29x			1.29x

Rate Volume Analysis analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Rate Volume Analysis
	Year Ended December 31, 2002

	Increases (decreases) due to
	Rate	Volume	Net

Assets:
Interest-earning assets:
Loans	$(1,143)	$ 583	$ (560)
Securities	(320)	(200)	(520)
Federal funds sold & other
interest bearing deposits	(397)	(19)	(416)
Total interest-earnings assets	(1,860)	364	(1,496)

Interest-bearing liabilities:
Savings accounts	(860)	109	(751)
Time deposits	(1,090)	(37)	(1,127)
Money market accounts	(95)	46	(49)
Other interest bearing deposits	(4)	(2)	(6)
Total interest-bearing deposits	(2,049)	116	(1,933)
Borrowings	(110)	(178)	(288)
Total interest-bearing liabilities	(2,159)	(62)	(2,221)

Net change in interest income	$ 299	$ 429	$ 725

Provision for Loan Losses

The provision for loan losses was $330,000 in 2002 compared to $325,000 in 2001. The allowance for loan losses was $1.7 million or 0.94% of total loans at December 31, 2002 comparable to $1.6 million and 0.94% of total loans at December 31, 2001. The allowance for loan losses as a percent of non-performing loans was 114% at December 31, 2002 compared to 212% at December 31, 2001. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, were $1,516,000 or 0.83% of total loans at December 31, 2002 compared to $755,000 or 0.45% at December 31, 2001. A significant portion of the non-performing loans at December 31, 2002 were residential real estate loans. The Company believes that these loans are adequately secured and therefore, do not require as high a percentage of loan loss allowance provided for delinquencies. The elevated level of non-performing loans at December 31, 2002 is indicative of the current economic climate in our region. Net loan charge-offs decreased $219,000 to $197,000 from $416,000 in the previous year. In 2001, the net charge-off number included the write-off of two loans with balances in excess of $100,000 each; write-offs of loans this large was not necessitated in 2002. The decrease in net charge-offs in 2002 resulted in the Company being able to maintain its allowance for loan losses at an appropriate level, without recording a significantly higher provision than was recorded in the prior year.

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

Non-interest Income

Non-interest income increased by $176,000 to $1.3 million in 2002. This increase is primarily due to net securities gains of $132,000 in 2002 compared to gains of $47,000 in 2001. The Bank also recorded a $61,000 gain on the sale of a portion of its student loan portfolio and higher fee income on checking accounts.

Non-interest Expense

Non-interest expense was $7.7 million for the year ended December 31, 2002 compared to $7.2 million for the year ended December 31, 2001. The majority of the increase was in the area of salaries and employee benefits. The Company increased staffing levels in 2002, principally to expand the loan origination function. Employee benefits increased primarily due to the additional cost of providing the Company's defined benefit and ESOP retirement plans. The expense for the ESOP plan increased by $61,000, as it is based on the average market price of Company stock, which increased by 46.5% in 2002. The expense of the defined benefit plan increased because of a decline on the value of the plan assets. This decline in market value required the Company to make additional contributions to the plan in 2002. In December of 2002, the Board of Directors elected to freeze the defined benefit plan. As a result, the expense related to the defined benefit plan should decrease in future periods.

Income Tax Expense

Income tax expense was $1.3 million for 2002, an increase of $210,000 from 2001 income tax expense of $1.1 million. The increase is primarily due to an 11.5 % increase in pre-tax income as well as an increase in the effective tax rate from 31.4% in 2001 to 33.8% in 2002. The increase in the effective rate is primarily due to a lower tax deduction allowable for the cost basis of the ESOP shares, versus the book expense which is recognized using the stock's fair market value.

Liquidity and Capital Resources

The Company's primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $24.7 million on a line of credit. At December 31, 2002, the Bank had no outstanding borrowings on this line of credit, but did have outstanding advances and an amortizing note totaling $14.9 million.

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

The Company's primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2002 the Company originated approximately $58.0 million in loans compared to approximately $36.9 million in 2001. Purchases of investment securities were $8.7 million in 2002 and $20.9 million in 2001.

At December 31, 2002, the Company had loan commitments to borrowers of approximately $9.3 million, and customer available letters and lines of credit of approximately $6.7 million. Total deposits were $194.9 million at December 31, 2002, an increase of 3.0% from $189.2 million at December 31, 2001.

Time deposit accounts scheduled to mature within one year were $ 51.2 million at December 31, 2002. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position, therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

At December 31, 2002 and 2001, the Company and the Bank exceeded each of the applicable regulatory capital requirements. The Company's and the Bank's leverage (Tier 1) capital at December 31, 2002 was $37.3 million and $34.0 million, respectively or 14.9% and 13.6% of average assets, respectively. At December 31, 2001, the Company's and the Bank's leverage (Tier 1) capital was $35.7 million and $33.3 million, respectively or 14.5% and 13.5% of average assets, respectively. In order to be classified as "well-capitalized" by the FDIC, at December 31, 2002 and 2001, the Bank is required to have leverage (Tier 1) capital of $12.5 million and $12.3 million, respectively, or 5.0% of average assets. To be classified as a "well-capitalized" bank by the FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2002 and 2001, the Bank had a risk-based total capital ratio of 19.7% and 20.3%, respectively.

The Company paid cash dividends of $0.36 per share and repurchased 88,600 shares of common stock in 2002, requiring cash outlays of $ 1.0 million and $1.9 million, respectively.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines of credit noted above.

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

Managing interest rate risk is of primary importance to the Company. The responsibility for interest rate risk management is the function of the Company's Asset/Liability Committee ("ALCO") which includes the President and CEO, Treasurer and CFO and certain members of the Company's Board of Directors. The Company's ALCO meets at least monthly to review the Company's asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of the Company's interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates. A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. The Company's analysis compares net interest income under a scenario of no change from current interest rates with one of a 400 basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. The Company's policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2002, based on simulation model results, the Company was within these guidelines.

Another method the Company uses to monitor interest rate risk is the gap analysis. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. Our policy sets an objective of maintaining the one-year cumulative gap between a negative 20% of total assets to a positive 20% of total assets. At December 31, 2002, the one-year cumulative gap position, as presented in the table below, was $5.0 million asset sensitive, or 2.0% of total assets.

Amounts Maturing or Repricing as of December 31, 2002

	Less than	Six Months	1 - 2	2 - 3	3 - 5	Over 5
	Six Months	to One Year	Years	Years	Years	Years	Total
	(Dollars in thousands)
Interest-earning assets:

Mortgage loans	$15,365	$20,332	$27,191	$15,372	$24,461	$24,016	$126,737
Consumer and other loans	23,240	7,074	10,823	8,063	5,902	1,455	56,557
Federal funds sold	10,088	-	-	-	-	-	10,088
Investment securities	5,875	2,972	10,751	8,212	8,037	7,360	43,207
Total interest-earning assets	$54,568	$30,378	$48,765	$31,647	$38,400	$32,831	$236,589

Interest-bearing liabilities:

Savings accounts	$7,647	$7,556	$4,833	$4,506	$8,116	$53,837	$86,495
Other Interest Bearing Deposits	1,319	-	-	-	-	1,482	2,801
Money market accounts	2,101	2,055	746	610	906	1,824	8,242
Time deposits	32,792	18,400	9,275	6,311	5,584	-	72,362
Total interest-bearing deposits	43,859	28,011	14,854	11,427	14,606	57,143	169,900
Borrowings	1,268	6,811	2,342	4,499	-	-	14,920
Total interest-bearing liabilities	$45,127	$34,822	$17,196	$15,926	$14,606	$57,143	$184,820

Interest sensitivity gap	$9,441	$(4,444)	$31,569	$15,721	$23,794	$(24,312)

Cumulative interest sensitivity gap	$9,441	$4,997	$36,566	$52,287	$76,081	$51,769

Ratio of cumulative gap to total assets	3.78%	2.00%	14.62%	20.91%	30.42%	20.70%

Ratio of interest earning assets to interest bearing liabilities	120.92%	87.24%	283.58%	198.71%	262.91%	57.45%

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

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. SFAS No. 142 also requires additional disclosures pertaining to good will and intangible assets. The provisions of SFAS No. 142 were required to be adopted starting with fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 as of January 1, 2002. As the Company has no intangible assets recorded on its books, the adoption of the Statement had no effect on the Company's results of operations or statement of condition.

In October 2001, the FASB issued Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" which replaces FASB No. 121. The provisions of FASB No. 144 are effective for financial statements issued for fiscal years beginning after December 31, 2001. The adoption of FASB No. 144, on January 1, 2002, did not have a material effect on the Company.

In May 2002 the FASB issued Statement No. 145," Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement are generally effective for fiscal years beginning after May 15, 2002. In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement is effective for disposal or exit activities initiated after December 31, 2002. In October 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions", which became effective October 1, 2002 and requires that unidentifiable intangible assets related to branch acquisitions no longer be amortized and that unidentified intangible assets be evaluated annually for impairment. The Company does not expect the adoption of Statements No 145, 146 and 147 to have a material effect on the results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

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

The Company's common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 31, 2002, the last trading date in the Company's fiscal year, the common stock of the Company closed at $25.10 per share. At March 5, 2003, there were 2,865,733 shares of the Company's common stock outstanding, which were held of record by approximately 817 registered shareholders.

The table below shows the high and low sales price of the Company common stock during the periods indicated. The Company paid quarterly cash dividends of $0.09 per share in 2002. The Company also paid a quarterly cash dividend of $0.11 per share to shareholders of record as of February 6, 2003. Our ability to pay dividends depends on a number of factors including:

    investment opportunities available to the Bank or the Company;

    the Bank's capital requirements;

    our financial results;

    tax considerations; and

    general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range
Date	High	Low	Dividends

Year ended December 31, 2002:

Quarter ended March 31, 2002	$ 21.75	$ 16.62	$ 0.09
Quarter ended June 30, 2002	21.90	20.00	0.09
Quarter ended September 30, 2002	25.75	16.50	0.09
Quarter ended December 31, 2002	26.07	22.50	0.09

Year ended December 31, 2001:

Quarter ended March 31, 2001	$ 17.38	$ 10.12	$ 0.07
Quarter ended June 30, 2001	16.29	12.74	0.07
Quarter ended September 30, 2001	17.83	13.30	0.07
Quarter ended December 31, 2001	17.57	14.94	0.07

Independent Auditors' Report

The Board of Directors

Rome Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

Syracuse, New York

January 22, 2003
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2002 and 2001

(in thousands, except share data)
Assets	2002	2001

Cash and due from banks	$5,610	$6,027
Federal funds sold and other short-term investments	10,088	17,895
Total cash and cash equivalents	15,698	23,922
Securities available for sale, at fair value	40,441	45,243
Securities held to maturity (fair value of $2,880 and $1,811
at December 31, 2002 and 2001, respectively)	2,766	1,726
Loans	183,294	169,204
Less: Allowance for loan losses	1,730	1,597

Net loans	181,564	167,607

Premises and equipment, net	3,848	3,195
Accrued interest receivable	1,398	1,524
Other assets	4,360	4,220

Total assets	$250,075	$247,437

Liabilities

Liabilities:
Deposits:
Non-interest bearing	$25,024	$24,922
Savings	86,495	80,778
Money market	8,242	6,654
Time	72,362	74,112
Other interest bearing	2,801	2,750

Total deposits	194,924	189,216

Due to broker	-	935
Borrowings	14,920	16,857
Other liabilities	4,038	4,065

Total liabilities	213,882	211,073

Shareholders' equity:
Common stock, $.01 par value; authorized: 5,000,000 shares;
issued: 3,400,776 shares; outstanding: 2,870,733 shares at
December 31, 2002 and 2,948,845 shares at December 31, 2001	34	34
Additional paid-in capital	10,493	10,331
Retained earnings	33,288	31,816
Treasury stock, at cost; 530,043 shares at December 31, 2002 and
451,931 shares at December 31, 2001	(7,101)	(5,335)
Accumulated other comprehensive income	294	448
Unallocated shares of employee stock ownership plan (ESOP)
97,762 shares at December 31, 2002; 106,649 shares at
December 31, 2001	(684)	(747)
Unearned compensation	(131)	(183)

Total shareholders' equity	36,193	36,364

Total liabilities and shareholders' equity	$250,075	$247,437

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2002 and 2001

(in thousands, except share data)

	2002	2001

Interest income:
Loans	$13,082	$13,642
Securities	2,165	2,686
Other short-term investments	262	678

Total interest income	15,509	17,006
Interest expense:
Deposits	4,032	5,964
Borrowings	949	1,237

Total interest expense	4,981	7,201

Net interest income	10,528	9,805

Provision for loan losses	330	325

Net interest income after provision for loan losses	10,198	9,480

Non-interest income:
Service charges	873	895
Net gain on securities transactions	132	47
Other income	257	144

Total non-interest income	1,262	1,086

Non-interest expense:
Salaries and employee benefits	4,126	3,647
Building, occupancy and equipment	1,260	1,248
Directors' fees	192	188
Legal fees	205	192
Marketing	217	177
ATM service fees	119	223
Supplies	170	131
Other	1,418	1,395

Total non-interest expense	7,707	7,201

Income before income tax expense	3,753	3,365

Income tax expense	1,268	1,058

Net income	$2,485	$2,307

Basic earnings per share	$0.90	$0.78
Diluted earnings per share	$0.87	$0.77

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2002 and 2001

(in thousands, except share data)
						Accumulated
						other
			Additional			comprehensive	Unallocated
	Common		paid-in	Retained	Treasury	income	ESOP	Unearned
	stock		capital	earnings	Stock	(loss)	shares	compensation	Total

Balances at December 31, 2000	$34		$10,216	$30,347	$(1,722)	$216	$(809)	$(235)	$38,047

Comprehensive income:
Net income	-		-	2,307	-	-	-	-	2,307
Other comprehensive income	-		-	-	-	232	-	-	232

Total comprehensive income									2,539

Purchase of treasury stock (228,700 shares)	-		-	-	(3,670)	-	-	-	(3,670)
Exercise of stock options and related tax benefit (6,560 shares)	-		9	-	57	-	-	-	66
Amortization and tax benefits of Unearned Compensation	-		40	-	-	-	-	52	92
Dividends paid ($0.28 per share)	-		-	(841)	-	-	-	-	(841)
ESOP shares released for allocation (8,887 shares)	-		66	3	-	-	62	-	131

Balances at December 31, 2001	34		10,331	31,816	(5,335)	448	(747)	(183)	36,364

Comprehensive income:
Net income	-		-	2,485	-	-	-	-	2,485
Other comprehensive loss	-		-	-	-	(154)	-	-	(154)

Total comprehensive income									2,331

Purchase of treasury stock (88,600 shares)	-		-	-	(1,894)	-	-	-	(1,894)
Exercise of stock options and related tax benefit (10,488 shares,net)	-		(24)	-	128	-	-	-	104
Amortization and tax benefits of Unearned Compensation	-		57	-	-	-	-	52	109
Dividends paid ($0.36 per share)	-		-	(1,013)	-	-	-	-	(1,013)
ESOP shares released for allocation (8,887 shares)	-		129	-	-	-	63	-	192

Balances at December 31, 2002	$34	$	$ 10,493	$33,288	$(7,101)	$294	$(684)	$(131)	$36,193

See accompanying notes to consolidated financial statements.
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

(in thousands)
	2002	2001
Cash flows from operating activities:
Net income	$2,485	$2,307
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	377	390
Decrease in accrued interest receivable	126	154
Provision for loan losses	330	325
Net gain on securities transactions	(132)	(47)
Gain on sales of student loans	(61)	-
Net amortization (accretion) on securities	39	(86)
Increase (decrease)in other liabilities	(27)	149
Deferred income tax expense	144	159
Decrease in other assets	(82)	(576)
Allocation of ESOP shares	192	131
Amortization of Unearned Compensation	52	52
Tax benefit from exercise of stock options	28	17

Net cash provided by operating activities	3,471	2,975

Cash flows from investing activities:
Net increase in loans	(17,846)	(2,949)
Proceeds from sale of student loans	3,436	818
Proceeds from sales of securities available for sale	3,315	1,122
Proceeds from maturities and principal reductions of
securities available for sale	6,170	23,353
Purchases of securities available for sale	(5,759)	(20,867)
Purchases of securities held to maturity	(2,934)	(69)
Proceeds from maturities and principal reductions of
securities held to maturity	1,872	142
Proceeds from sale of real estate owned	141	50
Additions to premises and equipment	(1,030)	(196)

Net cash provided by (used in) investing activities	(12,635)	1,404

Cash flows from financing activities:
Increase (decrease) in time deposits	(1,750)	1,248
Increase in other deposits	7,458	4,735
Repayments of borrowings	(11,937)	(2,778)
Advances on borrowings	10,000	-
Purchase of treasury stock	(1,894)	(3,670)
Dividends	(1,013)	(841)
Exercise of stock options	76	49

Net cash provided by (used in) financing activities	940	(1,257)

Net increase in cash and cash equivalents	(8,224)	3,122
Cash and cash equivalents at beginning of year	23,922	20,800

Cash and cash equivalents at end of year	$15,698	$23,922
Supplemental disclosure of cash flow information:
Non-cash investing activities:
Additions to real estate owned	$184	$45
Cash paid during the period for:
Interest	5,028	7,217
Income taxes	1,135	640

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

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

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Amounts in the prior year's consolidated financial statements are reclassified when necessary to conform with the current year's presentation. A description of the significant accounting policies is presented below. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the period. Significant estimates include the allowance for loan losses, valuation of securities, deferred tax assets and employee benefit obligations. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

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

(c) Loans

Loans are reported at the principal amount outstanding. Origination fees and certain direct origination costs related to lending activities are deferred and amortized over the life of the related loans. The Company has the ability and intent to hold its loans to maturity except for education loans which are sold to a third party upon reaching repayment status.

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

Years ended December 31, 2002 and 2001

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

The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan's effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans greater than $250,000 in a non-accrual status are considered impaired. Commercial mortgage loans and commercial loans less than $250,000 and all residential mortgage loans, consumer loans and education loans are evaluated collectively by portfolio since they are homogeneous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management's judgement and the related factors discussed above.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(e) Real Estate Owned

Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of the unpaid loan balance on the property at the date of transfer, or fair value less estimated costs to sell. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Adjustments to the carrying value of such properties that reult from subsequent declines in value are charged to operations in the period in which the declines occur. Operating costs associated with the properties are charged to expense as incurred.

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

(g) Employee Benefit Plans

The Company maintains a non-contributory defined benefit pension plan that covers substantially all full time employees. The Company's Board of Directors amended the plan in December of 2002 to cease the accrual of any further benefits. The benefits under the pension plan are based on the employee's years of service and compensation. The projected unit credit method is utilized for measuring net periodic pension costs over the employees' service lives. The Company's funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

The Company provides health care and life insurance benefits to certain retired full time employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

The Company also sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The number of shares allocable to Plan participants is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations.

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

Years ended December 31, 2002 and 2001

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

Pro forma disclosures for the Company for the years ended December 31, 2002 and 2001 utilizing the estimated fair value of the options granted and an assumed 5% forfeiture rate are as follows:

	2002	2001
	(in thousands, except per share data)
Net income:
As reported	$ 2,485	$ 2,307
Add; Stock based compensation expense included in net
income, net of related tax expense	35	35
Deduct: Total stock based compensation expense
determined under fair value method, net of related
tax expense	(69)	(68)
Pro forma	$ 2,451	$ 2,274

Basic earnings per share:
As reported	$ 0.90	$ 0.78
Pro forma	$ 0.88	$ 0.77

Diluted earnings per share:
As reported	$ 0.87	$ 0.77
Pro forma	$ 0.86	$ 0.76

Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the effect on reported net income and earnings per share for the years ended December 31, 2002 and 2001 may not be representative of the effects on reported net income or earnings per share for future years.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

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

(n) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets. SFAS No. 142 requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified by the Statement. SFAS No. 142 also requires additional disclosures pertaining to good will and intangible assets. The provisions of SFAS No. 142 were required to be adopted starting with fiscal years beginning after December 15, 2001. The Company adopted as of January 1, 2002. As the Company has no intangible assets recorded on its books, the adoption of the Statement had no effect on the Company's results of operations or statement of condition.

In October 2001, the FASB issued Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" which replaces FASB No. 121. The provisions of FASB No. 144 were effective for financial statements issued for fiscal years beginning after December 31, 2001. The adoption of FASB No. 144, on January 1, 2002, did not have a material effect on the Company.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

In May 2002 the FASB issued Statement No. 145," Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement are generally effective for fiscal years beginning after May 15, 2002. In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement is effective for disposal or exit activities initiated after December 31, 2002. In October 2002, the FASB issued Statement No. 147 " Acquisitions of Certain Financial Institutions", which became effective October 1, 2002 and requires that unidentifiable intangible assets related to branch acquisitions no longer be amortized and that unidentified intangible assets be evaluated annually for impairment. The Company does not expect the adoption of Statements No 145, 146 and 147 to have a material effect on the results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(3)	Securities

	Securities are summarized as follows (in thousands):

		December 31, 2002
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government agencies	$5,920	$267	$-	$6,187
	State and Municipal obligations	9,154	638	-	9,792
	Mortgage-backed securities	5,285	230	-	5,515
	Corporate bonds	12,243	722	-	12,965

	Total debt securities	32,602	1,857	-	34,459

	FHLB stock	767	-	-	767
	Equity and other securities	6,582	1	1,368	5,215

		$39,951	$1,858	$1,368	$40,441

	Held-to-maturity:
	U.S. Government securities	$2,305	$90	$-	$2,395
	Mortgage-backed securities	231	24	-	255
	Other bonds	230	-	-	230

		$2,766	$114	$-	$2,880

		December 31, 2001
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government agencies	$9,634	$325	$-	$9,959
	State and Municipal obligations	9,790	318	5	10,103
	Mortgage-backed securities	6,422	85	13	6,494
	Corporate bonds	12,195	412	13	12,594

	Total debt securities	38,041	1,140	31	39,150

	FHLB stock	926	-	-	926
	Equity and other securities	5,531	38	402	5,167

		$44,498	$1,178	$433	$45,243

	Held-to-maturity:
	U.S. Government securities	$988	$53	$-	$1,041
	Mortgage-backed securities	334	32	-	366
	Other bonds	404	-	-	404

		$1,726	$85	$-	$1,811

FHLB stock is carried at cost since fair values are not readily determinable.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2002
	Amortized	Fair
	cost	value
Available-for-sale:
Due within one year	$ 2,613	$ 2,664
Due after one year through
five years	19,895	21,223
Due after five years through
ten years	7,905	8,252
Due after ten years	2,189	2,320

	$ 32,602	$ 34,459
Held-to-maturity:
Due within one year	$ 0	$ 0
Due after one year through
five years	2,338	2,430
Due after five years through
ten years	198	220
Due after ten years	230	230

	$ 2,766	$ 2,880

Gross gains of $132,000 and $47,000 were realized on sales of securities in 2002 and 2001, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(4) Loans

Loans are summarized as follows (in thousands) at December 31:

	2002	2001
Mortgage loans:
Residential	$ 71,687	$ 62,099
Commercial	53,530	49,266
Construction and land	1,520	2,165

	126,737	113,530
Other loans:
Commercial	16,752	15,440
Automobile loans	17,628	20,085
Property improvement
and equipment	6,422	3,018
Education	1,451	4,523
Other consumer	14,304	12,608

	56,557	55,674

	$ 183,294	$ 169,204

The Company serviced loans for third parties totaling $2,589,000 and $3,192,000 at December 31, 2002 and 2001 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended
	December 31,
	2002	2001

Balance at beginning of period	$ 1,597	$ 1,688
Provision charged to operations	330	325
Recoveries	175	175
Loans charged off	(372)	(591)

Balance at end of period	$ 1,730	$ 1,597

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

The Company's recorded investment in loans that are considered impaired totaled $307,000 and $389,000 at December 31, 2002 and 2001, respectively. These impaired loans carried allowances of $92,000 at December 31, 2002 and $117,000 as of year-end 2001. The average recorded investment in impaired loans was $330,000 and $217,000 in 2002 and 2001, respectively. The Company recognized no interest on impaired loans during the years ended December 31, 2002 and 2001.

The principal balances of loans not accruing interest amounted to $1,056,000 and $574,000 at December 31, 2002 and 2001, respectively. Loans 90 days past due and accruing interest amounted to $460,000 and $181,000 at December 31, 2002 and 2001, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2002 and 2001 was immaterial. There are no commitments to extend further credit on non-accruing loans.

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

(5) Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2002	2001

Land	$ 904	$ 836
Buildings and improvements	4,983	4,473
Furniture and equipment	5,653	5,201

	11,540	10,510
Less accumulated depreciation and
amortization	7,692	7,315

	$ 3,848	$ 3,195

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $377,000 and $390,000 during the years ended December 31, 2002 and 2001, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(6) Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2002

Within one year	$ 51,190
One through two years	9,277
Two through three years	6,311
Three through four years	2,675
Four through five years	2,909

Total time deposits	$ 72,362

At December 31, 2002 and 2001, time deposits with balances of $100,000 or more totaled approximately $9,529,000 and $9,730,000, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2002	2001

Savings	$ 1,138	$ 1,889
Money market	113	162
Time	2,744	3,870
Other interest bearing	37	43

	$ 4,032	$ 5,964

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(7) Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. The following is a summary of advances from the FHLB at December 31 (in thousands):

	2002	2001
Bearing interest at 1.89% fixed, due 10/7/03	5,500	-
Bearing interest at 2.30% fixed, due 12/15/04	4,500	-
Bearing interest at 6.73% fixed, due 10/7/02	-	9,500

The Company also has a four-year amortizing note payable to the FHLB with a balance of $4,920,000 and $7,357,000 at December 31, 2002 and 2001, respectively. This note bears a fixed interest rate of 6.79%. The Company has pledged $44,578,000 of one-to-four family mortgage loans as collateral for the above borrowings.

The following table summarizes the combined aggregate amount of maturities for the above advances and note for each of the five years after December 31, 2002:

Due in one year	$ 8,108
Due one through two years	6,812

Total	$ 14,920

At December 31, 2002, the Company had available an unused line of credit of $24,710,000 with the FHLB which is subject to review and renewal.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(8) Income Taxes

The components of income tax expense attributable to income from operations for the years ended December 31 consist of (in thousands):

	2002	2001
Current:
Federal	$ 977	$ 809
State	147	90

	1,124	899
Deferred:
Federal	200	146
State	(56)	13

	144	159

	$ 1,268	$ 1,058

Actual tax expense differs from "expected" tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2002	2001

Computed "expected" tax expense	$ 1,276	$ 1,144
Increases (decreases) in income taxes
resulting from:
State taxes, net of Federal tax benefit	60	68
Tax exempt interest	(129)	(125)
Other, net	61	(29)

	$ 1,268	$ 1,058

	33.8%	31.4%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2002	2001

Deferred tax assets:
Allowance for loan losses	$ 537	$ 532
Accrued postretirement benefits	846	827
Deferred compensation	460	415
Other	87	81

Total gross deferred tax assets	1,930	1,855

Deferred tax liabilities:
Depreciation	69	31
Prepaid pension cost	536	324
Undistributed income of subsidiary	4	31
Unrealized gains on available-
for-sale securities	196	297
Other	47	51

Total gross deferred tax liabilities	852	734

Net deferred tax assets	$ 1,078	$ 1,121

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $3.4 million at December 31, 2002, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank's stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2002 with respect to the base-year reserve was approximately $1.4 million.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(9) Pension and Postretirement Benefits

The following table sets forth the changes in the Company's pension and postretirement plans' accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2002 and 2001:

	Pension benefits		Postretirement benefits
(in thousands)	2002	2001	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$ 6,614	$ 5,966	$ 1,841	$ 2,136
Service cost	187	166	28	27
Interest cost	475	465	130	167
Amendments	47	-	-	(130)
Actuarial loss (gain)	455	303	116	(304)
Benefits paid	(352)	(286)	(116)	(94)
Participant contributions	-	-	15	39

Benefit obligation at end of year	7,426	6,614	2,014	1,841

Change in plan assets:
Fair value of plan assets
at beginning of year	7,214	8,764	-	-
Actual return on plan assets	(871)	(1,264)	-	-
Employer contributions	588	-	101	55
Participant contributions	-	-	15	39
Benefits paid	(352)	(286)	(116)	(94)

Fair value of plan assets at end of year	6,579	7,214	-	-

Funded status	(847)	600	(2,014)	(1,841)
Unrecognized net actuarial loss (gain)	2,294	255	(96)	(214)
Unrecognized prior service cost	32	(23)	(62)	(69)

Prepaid (accrued) benefit cost	$ 1 ,479	$ 832	$ (2,172)	$ (2,124)

Assumptions as of measurement
date, September 30:
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	9.00%	9.00%	-	-
Rate of compensation increase	4.00%	4.50%	-	-

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

The components of net periodic benefit cost includes the following:

	Pension benefits		Postretirement benefits
(in thousands)	2002	2001	2002	2001

Service cost	$ 187	$ 166	$ 28	$ 27
Interest cost	475	465	130	167
Expected return on assets	(635)	(780)	-	-
Amortization	(81)	(67)	(10)	7

Net periodic (benefit) cost	$ (54)	$ (216)	$ 148	$ 201

In December of 2002, the Company's Board of Directors amended the defined benefit pension plan to cease the accrual of further benefits.

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

Under the Stock Option Plan, 166,638 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 112,400 options were awarded at an exercise price of $7.44 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. At December 31, 2002 and 2001 the remaining contractual life of these options was 7.5 years and 8.5 years, respectively.

The following table presents the stock option activity for the years ended December 31, 2002 and 2001 (in thousands):

		2002		2001
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	105,840	$ 7.44	112,400	$ 7.44
Exercised	(10,700)	7.44	(6,560)	7.44
Outstanding at end of year	95,140	7.44	105,840	7.44
Exercisable at end of year	27,700	$ 7.44	15,920	$ 7.44

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(11) Recognition and Retention Plan

The Company's shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan ("RRP") on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

During 2000, 35,200 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $52,000 was recorded in both 2002 and 2001. The remaining unearned compensation cost is shown as a reduction of shareholders' equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

(12) Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee's contributions up to a limit of 3% of the employee's base pay.

Contributions to the defined contribution 401(k) Savings Plan were $54,000 and $55,000 during the years ended December 31, 2002 and 2001, respectively.

In connection with establishing the ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 133,310 shares of the Company's common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2002, 35,548 shares had been released or committed to be released and 97,762 remained as unallocated shares. The fair value of the unallocated shares on December 31, 2002 was $2,454,000. The Company recognized compensation expense of $192,000 and $131,000 in 2002 and 2001, respectively in connection with the ESOP.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(13) Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,
	2002	2001
Unrealized holding (losses) gains
arising during the period	$ (123)	$ 432
Reclassification adjustment for net realized
gain included in net income	(132)	(47)

Other comprehensive (loss) income, before tax	(255)	385
Deferred tax (benefit) expense	(101)	153

Other comprehensive
(loss) income, net of tax	$ (154)	$ 232

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

At December 31, 2002 and 2001 the Company was committed to originate mortgage and other loans of approximately $9,296,000 and $7,672,000, respectively. Commitments under unused lines of credit and letters of credit were approximately $6,739,000 and $6,233,000 at December 31, 2002 and 2001, respectively.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; An Interpretation of FASB Statements No. 5, 57 and 107 and recission of FASB Interpretation No. 34." FIN No. 45 requires certain new disclosures and potential liability recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit.

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

(15) Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2002	2001
Basic earnings per share:
Net Income available to common shareholders	$ 2,485	$ 2,307
Weighted average basic shares outstanding	2,774	2,942

Basic earnings per share	$ 0.90	$ 0.78

Diluted earnings per share:
Net Income available to common shareholders	$ 2,485	$ 2,307
Weighted average basic shares outstanding	2,774	2,942
Effect of dilutive securities:
Stock options	65	53
Unearned compensation	10	9
Weighted average diluted shares outstanding	2,849	3,004

Diluted earnings per share	$ 0.87	$ 0.77

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

(16) Shareholders' Equity and Regulatory Matters

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $562,000 at December 31, 2002.

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

As of June 15, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category. Management believes, as of December 31, 2002, that the Company and Bank meet all capital adequacy requirements to which they are subject.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

The following is a summary of the Company's and Bank's actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):
					To be classified as
					well-capitalized
			Minimum capital		under prompt
			adequacy		corrective action
	Actual		requirements		provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:
Total capital (to risk
weighted assets):
Company	$ 38,995	21.2%	14,690	>= 8%		N/A
Bank	35,756	19.7%	14,516	>= 8%	18,145	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	37,265	20.3%	7,345	>= 4%		N/A
Bank	34,025	18.8%	7,258	>= 4%	10,887	>= 6%

Tier 1 Capital (to
average assets):
Company	37,265	14.9%	7,504	>= 3%		N/A
Bank	34,025	13.6%	7,485	>= 3%	12,475	>= 5%

As of December 31, 2001:
Total capital (to risk
weighted assets):
Company	$ 37,295	21.8%	$ 13,716	>= 8%		N/A
Bank	34,875	20.3%	13,714	>= 8%	17,143	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	35,699	20.8%	6,858	>= 4%		N/A
Bank	33,278	19.4%	6,857	>= 4%	10,286	>= 6%

Tier 1 Capital (to
average assets):
Company	35,699	14.5%	7,364	>= 3%		N/A
Bank	33,278	13.5%	7,402	>= 3%	12,337	>= 5%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

In order to grant priority in the Conversion to the eligible depositors, the Bank established a special account at the time of conversion in an amount equal to its total net worth at March 31, 1999. In the event of a future liquidation of the converted bank (and only in such event), eligible account holders who continue to maintain accounts shall be entitled to receive a distribution from the special account. The total amount of the special account will be decreased (as balances of eligible accounts are reduced) on annual determination dates. No cash dividends may be paid to the stockholders and no shares may be repurchased by the Company if such actions would reduce the Bank's stockholders' equity below the amount required for the special account. At December 31, 2002, the amount remaining in this liquidation account was approximately $8.3 million.

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

Loans: The fair values for all loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest receivable approximates its fair value.

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

Years ended December 31, 2002 and 2001

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

The estimated carrying values and fair values of the Company's financial instruments for December 31 are as follows (in thousands):

	2002		2001
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$ 15,698	$ 15,698	$ 23,922	$ 23,922
Securities available for sale	40,441	40,441	45,243	45,243
Securities held to maturity	2,766	2,880	1,726	1,811
Loans, net	181,564	187,015	167,607	170,915
Accrued interest receivable	1,398	1,398	1,524	1,524

Financial liabilities:
Non-interest bearing deposits	25,024	25,024	24,922	24,922
Interest bearing deposits	169,900	170,750	164,294	166,368
Borrowings	14,920	15,193	16,857	17,729

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

Years ended December 31, 2002 and 2001

(18) Parent Company Only Financial Statements

Presented below are the condensed balance sheets of the Parent Company as of December 31, 2002 and 2001 and statements of income and statements of cash flows for the years ended December 31, 2002 and 2001 (in thousands):

Condensed Balance Sheet	2002	2001

Assets:
Cash and due from banks	$ 183	$ 1,209
Investment in subsidiary bank	35,140	33,944
Loan receivable from ESOP	734	775
Other assets	569	485

Total assets	$ 36,626	$ 36,413

Total liabilities	$ 433	$ 49
Total shareholders' equity	36,193	36,364

Total liabilities and shareholders' equity	$ 36,626	$ 36,413

Condensed Statement of Income

Interest income	$ 70	$ 165
Dividends from subsidiary bank	1,600	2,550

Total operating income	1,670	2,715

Other operating expenses	305	315
Net income before income taxes and dividends in excess of net income/equity in undistributed income of subsidiary bank.	1,365	2,400

Income tax (benefit) expense	-	(54)
Equity in undistributed income of subsidiary bank/(dividends in excess of net income)	1,120	(147)

Net income	$ 2,485	$ 2,307

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001

Condensed Statement of Cash Flows	2002	2001

Operating activities:
Net income	$ 2,485	$ 2,307
Adjustments to reconcile net income to cash
provided by operating activities:
Dividends in excess of net income (equity in undistributed income) of subsidiary bank	(1,120)	147
Decrease (increase) in other assets	(14)	1,414
(Decrease) increase in other liabilities	385	(639)
Tax benefit from exercise of stock options	28	17

Net cash provided by operating activities	1,764	3,246

Investing activities:
Decrease in loan to ESOP	41	38

Net cash provided by investing activities	41	38

Financing activities:
Purchase of treasury stock	(1,894)	(3,670)
Dividends	(1,013)	(841)
Exercise of stock options	76	49

Net cash used in financing activities	(2,831)	(4,462)

Net decrease in cash and cash equivalents	(1,026)	(1,178)

Cash and cash equivalents at beginning of year	1,209	2,387

Cash and cash equivalents at end of year	$ 183	$ 1,209

Directors of Rome Bancorp, Inc. & The Rome Savings Bank	Corporate Information
Charles M. Sprock	Transfer Agent and Registrar
Chairman of the Board, President and Chief Executive Officer	Inquiries regarding stockholder administration
and services should be directed to:
Bruce R. Engelbert
Retired, Former Owner and President, Engelbert's Jewelers, Inc.	Registrar and Transfer Company
10 Commerce Drive
David C. Grow	Cranford, NJ 07016-3572
Partner, law firm of McMahon, Grow & Getty	(800) 368-5948

Kirk B. Hinman	Independent Auditors
President, Rome Strip Steel Company, Inc.	KPMG LLP
113 South Salina Street
T. Richard Leidig	Syracuse, NY 13202
Business Consultant	(315) 471-8167

Richard H. McMahon	Special Legal Counsel
Partner, law firm of McMahon, Grow & Getty	Thacher Proffitt & Wood
1700 Pennsylvania Avenue, NW
Marion C. Scoville	Suite 800
Retired, Former Corporate Secretary and Executive Assistant	Washington, DC 20006
to the President, The Rome Savings Bank	(202) 347-8400

Michael J. Valentine	Stock Information
President, Mele Manufacturing Company, Inc.	Rome Bancorp's common stock trades on the
Nasdaq National Market System under the
Executive Officers of The Rome Savings Bank	symbol "ROME".
Charles M. Sprock
President and Chief Executive Officer	Investor Relations
Inquiries regarding The Rome Savings Bank
David C. Nolan	and Rome Bancorp, Inc. should be directed to:
Treasurer and Chief Financial Officer
Charles M. Sprock
James F. Sullivan	The Rome Savings Bank
Vice President, Senior Loan Officer	100 W. Dominick Street
Rome, NY 13440-5810
D. Bruce Fraser	(315) 336-7300
Vice President, IT, Human Resources and Security
Annual Meeting of Stockholders
C. Francis Thalmann	Rome Bancorp's Annual Meeting of Stockholders
Vice President, Operations and Branch Administration	will be held at 6:00 p.m. local time, on
Wednesday, May 7, 2003, at the main office of
George L. Barzee	The Rome Savings Bank, 100 W. Dominick
Vice President, Sales and Residential Lending	Street, Rome, New York, 13440-5810. Holders
of common stock as of March 14, 2003 will
Sandra L. Smith	be eligible to vote.
Vice President, Consumer Loans