Form 10KSB, Exhibit 13
period 2003-12-31
ROME BANCORP INC
filed 2004-03-29
CIK 1088144

Chairman's Message

Dear Shareholder:

The directors, officers, and staff of Rome Savings Bank are dedicated to serving our customers in a highly individual and professional manner. We feel that we provide the obvious alternative to the distant, impersonal manner of the larger banking conglomerates. We also believe in bringing a high quality, personal touch to our customer service no matter who the customer is individuals, families, or small businesses. We offer a widening variety of quality financial services to assist our customers in making wise banking decisions.

Each of us at Rome Savings Bank takes our responsibility to our customers seriously with hard work, dedication, and professionalism that make us a financial leader in Central New York. We also respect our obligation to maintain sound and stable banking standards and to map our future to ensure growth and profitability. Your trust and confidence inspires us achieve to greater heights each year increased revenues, improved efficiency, and greater profitability.

Our growth and profitability have consistently met the expectations of our shareholders; however we must continue to be proactive, visionary, and independent in order to continue delivering excellent customer service. With this in mind, our board of directors unanimously approved management's 2002 request to upgrade our core operating system.

Our ultimate decision to partner with S1/Zeus and Aurum/Miser was based on both companies' proven experience and reliability. We feel that with our final mainframe conversion, completed in May 2003, our customers have benefited from faster transactions at our teller lines, an expanded product line, newer and easier methods of doing day-to-day banking, and 24-hour access to their accounts.

Taking full advantage of our new capabilities, we are pleased to have introduced several new and exciting products and services to our customers in 2003. Our MasterMoney Debit Card launched in May, was met with an overwhelmingly positive customer response. Our ATMs became online, live systems in place of batch processing and overdraft privileges were extended to our customers. Internet Banking and Bill Pay rounded out 2003 for our customers who value their time and money.

In today's world, more than ever before, customers appreciate the continuity of a strong financial institution with an extensive history of quality customer service. Rome Savings Bank will continue to encourage long-term customer relationships with both our established customers and potential new customers in our area. Once again, our entire staff thanks you for your loyalty and support.

Sincerely,

Charles M. Sprock

Chairman of The Board

President

CEO

Sincerely,

Charles M. Sprock

Chairman of The Board

President

CEO

	SELECTED FINANCIAL AND OTHER DATA
		(in thousands)

			At December 31,
	2003	2002	2001	2000	1999
Selected Financial Condition Data:
Total assets	$261,939	$250,075	$247,437	$244,831	$226,827
Loans, net	207,656	181,564	167,607	165,846	141,512
Securities	29,118	43,207	46,969	49,196	59,792
Total cash and cash equivalents	14,055	15,698	23,922	20,800	16,061
Total deposits	203,190	194,924	189,216	183,233	183,522
Borrowings	18,090	14,920	16,857	19,635	-
Total equity	36,639	36,193	36,364	38,047	38,367
Allowance for loan losses	1,809	1,730	1,597	1,688	1,776
Non-performing loans	1,406	1,516	755	1,346	487
Non-performing assets	1,608	1,571	755	1,346	670

	For the Year Ended December 31,
	2003	2002	2001	2000	1999

Selected Operating Data:
Interest income	$14,810	$15,509	$17,006	$16,552	$15,549
Interest expense	3,614	4,981	7,201	6,820	6,850
Net interest income	11,196	10,528	9,805	9,732	8,699
Provision for loan losses	510	330	325	650	175
Net interest income after provision for loan losses	10,686	10,198	9,480	9,082	8,524
Non-interest income:
Service charges and other income	1,165	1,130	1,039	921	1,086
Net gain (loss) on securities transactions	(693)	132	47	(142)	111
Total non-interest income	472	1,262	1,086	779	1,197
Total non-interest expense	8,835	7,707	7,201	7,385	7,662
Income before income taxes	2,323	3,753	3,365	2,476	2,059
Income taxes	786	1,268	1,058	723	613
Net income	$ 1,537	$ 2,485	$ 2,307	$ 1,753	$ 1,446

			At or for the
	Year Ended December 31,
	2003	2002	2001	2000	1999

Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.37	$0.60	$0.52	$0.37	$0.01
Diluted earnings per share	$0.36	$0.58	$0.51	$0.37	$0.01
Return on average assets	0.59%	1.00%	0.94%	0.76%	0.64%
Return on average equity	4.16%	6.86%	6.09%	4.62%	4.52%
Net interest rate spread (tax equivalent)	4.27%	3.95%	3.42%	3.71%	3.51%
Net interest margin (tax equivalent)	4.70%	4.56%	4.31%	4.66%	4.31%
Non-interest expense to average assets	3.42%	3.09%	2.93%	3.21%	3.40%
Efficiency Ratio (1)	70.22%	64.85%	65.05%	67.25%	75.47%
Average interest earning assets to average
interest-bearing liabilities	128.15%	128.68%	129.02%	130.20%	124.57%

Capital Ratios:
Average equity to average assets	14.29%	14.52%	15.40%	16.49%	14.18%
Equity to total assets at end of period	13.99%	14.47%	14.70%	15.54%	16.91%
Book value per share	$8.55	$8.41	$8.22	$8.00	$7.52

Regulatory Capital Ratios:
Core capital (Tier 1 capital)	13.68%	14.90%	14.54%	15.48%	16.84%
Total Risk-based capital	19.19%	21.24%	21.75%	24.29%	30.21%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.67%	0.83%	0.45%	0.80%	0.34%
Nonperforming assets as percent of total assets	0.61%	0.63%	0.31%	0.55%	0.30%
Allowance for loan losses as a percent of loans	0.86%	0.94%	0.94%	1.01%	1.24%
Allowance for loan losses as a percent of
non-performing loans	128.7%	114.1%	211.5%	125.41%	364.68%

Other Data:
Number of:
Deposit accounts	34,443	32,776	32,446	33,591	33,475
Full service offices	4	4	4	4	4

Note: All per share amounts have been adjusted to reflect the Company's three-for-two stock split effective June 16, 2003.
Basic and diluted earnings per share for the year ended December 31, 1999 are only from October 6, 1999, the date of conversion to a stock bank holding company, to the end of the year.

(1)					Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

Management's Discussion and Analysis

General

Rome Bancorp, Inc. (the "Company") commenced operations on October 6, 1999, when The Rome Savings Bank (the "Bank") converted from a New York mutual savings bank to a New York mutual holding company structure whereby the Bank became a wholly owned subsidiary of the Company, a majority owned subsidiary of Rome, MHC. In connection with the reorganization, the Company sold 2,397,548 shares of common stock to the public and issued 102,023 shares to The Rome Savings Bank Foundation and 2,601,594 shares to Rome, MHC, its mutual holding company parent.

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

The Bank is subject to regulation by the New York State Banking Department and the Federal Deposit Insurance Corporation (FDIC). On October 15, 2003, the Board of Directors of the Company and the Bank adopted a Plan of Charter Conversion pursuant to which the Bank will convert to a federal charter. Pursuant to the Plan of Charter Conversion, the Bank will convert from a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation to a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company will remain a Delaware-chartered holding company but will be regulated as a savings and loan holding company by the OTS. The Plan of Charter Conversion is subject to the regulatory approval of the OTS.

Overview

The following discussion focuses on the factors affecting the consolidated financial condition and the results of operations of Rome Bancorp, Inc. for the two years ended December 31, 2003. The consolidated financial statements and related notes as of December 31, 2003 and 2002 should be read in conjunction with this review.

The preparation of consolidated financial statements requires management to make estimates and assumptions. Changes in these estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies.

The Bank's results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-bearing assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Bank's operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities, the provision for loan losses and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. Financial institutions in general, including the Bank, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions and funds availability. The Bank's operations and lending are principally concentrated in the Central New York area, therefore its operations and earnings are influenced by the economics of the area it operates in. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences and levels of personal income and savings in the Bank's primary market area.

Net income for 2003 was $1.5 million as compared to $2.5 million in the prior year. The significant factors and trends impacting 2003, which are discussed in greater depth below, were as follows:

  In the third quarter of 2003, the Company as part of its continual review of long lived asset values recorded an other than temporary impairment charge against its holding in a blue chip mutual fund. The resulting impairment charge of $1.0 million (pre-tax) was recorded to lower the carrying value of this security to the then current fair market value of $5.1 million. This charge reduced net earnings by $636,000, or $0.15 per diluted share. The other than temporary write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. During the fourth quarter, the Company sold approximately one-third of its investment in this fund, realizing book gains of $101,000 over the revised carrying value of the shares sold.

  2003 net interest income increased by $668,000 or 6.3% over the prior year. This improvement is principally due to increased lending volume. The Company's loan portfolio increased by $26.2 million, or 14.3 % in 2003. Funding of the loan portfolio growth was achieved by decreasing the Company's investment portfolio and by increasing FHLB borrowings. The current low interest rate environment decreased yields earned on the Company's assets while conversely lowering the cost of the Company's interest bearing liabilities.

  Non-interest expense was $8.8 million in 2003, up from $7.7 million in the prior year. Much of this increase is attributable to administrative costs incurred related to new product offerings and the upgrade of the Bank's core processing system.

  Non-interest income increased $251,000 in 2003 (exclusive of the $1.0 million (pre-tax) impairment charge) primarily due to net securities sales gains of $348,000. The Company used these proceeds to fund loan originations. Also, a high performance checking program initiated in the fourth quarter of 2003 resulted in an increase in customer fee income and contributed to the growth in non-interest income.

  The Company's provision for loan losses was $510,000 in 2003, an increase of $180,000 primarily due to the charge-off of a loan with a balance in excess of $100,000 and the growth in the Company's loan portfolio.

Critical Accounting Policies

It is management's opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required for probable credit losses and the material effect that such judgments can have on the results of operations. Management's quarterly evaluation of the adequacy of the allowance considers the Company's historical loan loss experience, review of specific loans, current economic conditions and such other factors considered appropriate to estimate losses. Management uses presently available information to estimate probable losses on loans; however, future additions to the allowance may be necessary based on changes in estimates, assumptions or economic conditions. Significant factors that could give rise to changes in these estimates include, but are not limited to, changes in economic conditions in the local area, concentrations of risk and declines of local property values.

Management also considers the accounting policy relating to the impairment of long lived assets to be a critical accounting policy due to the subjectivity and judgment involved and the material effect an impairment loss could have on the results of operations. A decline in the fair value of long lived asset below cost that is deemed to be other than temporary is charged to earnings resulting in the establishment of a new cost basis for the asset. Management continually reviews the current value of its long lived assets for evidence of other than temporary impairment.

These critical policies and their application are reviewed periodically by the Audit Committee and the Board of Directors. All accounting policies are important, and as such, we encourage the reader to review each of the policies included in note 2 to the consolidated financial statements to obtain a better understanding of how our financial performance is reported.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002:

The Company's total assets at December 31, 2003 were $261.9 million, an increase of $11.8 million or 4.7% from $250.1 million at December 31, 2002.

Federal funds sold and other short-term investments decreased to $8.4 million at December 31, 2003, from $10.1 million at December 31, 2002 as management has chosen to utilize a portion of those funds to fund loan originations.

Securities available for sale were $26.3 million at December 31, 2003, a decrease of $14.1 million or 34.9% from $40.4 million at December 31, 2002. This decrease is due to maturities, principal reductions, the sale of several securities and an impairment charge recorded against the book value of the Company's investment in a mutual fund. Proceeds from the maturities and sale of investment securities were used to fund loan originations.

The majority of the Company's equity holdings represent investments in a mutual fund which purchases blue chip common stocks. The downturn in the equity markets over the past two years has caused a decrease in the market value of the fund. During the third quarter of 2003, in connection with its ongoing review of long term asset values, the Company determined that this investment had been other than temporarily impaired, as defined by generally accepted accounting principles. Accordingly, an impairment charge of $1.0 million (pre-tax) was recorded to lower the carrying value of this security to the then current fair market value of $5.1 million. This charge reduced net earnings by $636,000, or $0.15 per diluted share. As this investment is classified as an available for sale security, stockholders' equity had already been reduced by the amount of the unrealized loss, net of taxes. The "other than temporary" write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. During the fourth quarter, the Company sold approximately one-third of its investment in this fund, realizing book gains of $101,000 over the revised carrying value of the shares sold.

Total loans increased $26.2 million or 14.3% to $209.5 million at December 31, 2003 from $183.3 million at December 31, 2002. The majority of the loan growth was in the residential mortgage and construction loan portfolio, which grew by 37.2%, reflecting a strategic management decision to grow the Bank's presence in that market as well as the continued record low mortgage rates. The remainder of the loan portfolio decreased by 0.9%, due to the Company's sale of its student loan portfolio and a decline in auto lending which was primarily attributable to the attractive financing incentives offered consumers by the automotive industry.

Deposits grew by $8.3 million or 4.3% to $203.2 million at December 31, 2003, primarily due to the perceived safety of these deposits as opposed to the current uncertain equity market, as well as the bank's introduction and marketing of several new demand deposit products.

Comparison of Results of Operations for the Years Ended December 31, 2003 and December 31, 2002:

Net income for the year ended December 31, 2003 was $1.5 million, a decrease of $948,000 from $2.5 million for the year ended December 31, 2002. The decrease in net income was principally a result of a $1.0 million asset impairment charge detailed above, a $1.1 million increase in non-interest expense and a $180,000 increase in the Company's provision for loan losses partially offset by an increase of $668,000 in net interest income, a $251,000 increase in non-interest income (exclusive of the above impairment charge) and a $482,000 decrease in income taxes.

Net Interest Income

Net interest income was $11.2 million in 2003, an increase of $668,000 or 6.3% from $10.5 million in 2002. The improvement is primarily due to an increase in the volume of loans outstanding and a decrease in the rate of interest paid on deposits and borrowings, partially offset by lower yields earned in 2003 on the Bank's earning assets. Net interest income was also impacted by a decrease in the Bank's average investments throughout 2003.

Average loans increased to $193.2 million in 2003 from $173.6 million in 2002. Interest income earned on the loan portfolio remained steady, as the volume increases achieved throughout 2003 offset a decline in yield due to lower prevailing market rates. The yield on loans in 2003 was 6.78% compared to 7.53% in 2002.

Interest income on securities decreased in 2003 due to declines in both volume and yield. As securities matured and were sold, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased from $45.7 million in 2002 to $38.5 million in 2003 while their yields decreased from 5.23% to 4.75% over the same period. The Company reduced its average balance of other interest bearing funds from $16.5 million in 2002 to $11.3 million in 2003, as the yield on these funds dropped from 1.59% to 0.98% over the same period.

Interest expense on deposit accounts declined in 2003 due to the Company decreasing the rate paid on these accounts, consistent with the decline in market rates. The average rate paid on interest bearing deposits in 2003 was 1.76% compared to 2.41% in 2002. The average balance of these deposits increased to $173.0 million in 2003 from $167.6 million in the prior year.

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
	Average Balances, Interest and Average Yields
	For the year ended December 31, 2003			For the year ended December 31, 2002
		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost
Assets:				(Dollars in	thousands)
Interest-earning assets:
Loans	$ 193,240	$ 13,092	6.78%	$ 173,622	$ 13,082	7.53%
Securities	38,497	1,828	4.75	45,744	2,392	5.23
Federal funds sold & other
interest bearing deposits	11,343	111	0.98	16,468	262	1.59
Total interest-earnings assets	243,080	15,031	6.18	235,834	15,736	6.67
Noninterest-earning assets	15,399			13,718
Total assets	$ 258,479			$ 249,552
Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Savings accounts	$ 89,927	$ 911	1.01	$ 84,111	$ 1,138	1.35
Time deposits	72,187	2,001	2.77	72,976	2,745	3.76
Money market accounts	8,164	89	1.09	8,088	113	1.40
Other interest bearing deposits	2,684	36	1.36	2,426	37	1.54
Total interest-bearing deposits	172,962	3,037	1.76	167,601	4,033	2.41
Borrowings	16,717	577	3.45	15,670	948	6.05
Total interest-bearing liabilities	189,679	3,614	1.91	183,271	4,981	2.72
Noninterest-bearing deposits	27,503			25,317
Other liabilities	4,361			4,717
Total liabilities	221,543			213,305
Shareholders' equity	36,936			36,247
Total liabilities and shareholders' equity	$ 258,479			$ 249,552
Net interest income		11,418			10,755
Tax equivalent adjustment on securities		(221)			(227)
Net interest income per consolidated
financial statements		$ 11,196			$ 10,528

Net interest rate spread			4.27%			3.95%
Net interest margin			4.70%			4.56%
Ratio of interest-earning assets to
interest-bearing liabilities			1.28x			1.29x

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

	Rate Volume Analysis
	Year Ended December 31, 2003

	Increases (decreases) due to
	Rate	Volume	Net
		(thousands)
Assets:
Interest-earning assets:
Loans	$(1,433)	$ 1,443	$ 10
Securities	(185)	(379)	(564)
Federal funds sold & other
Interest bearing deposits	(69)	(81)	(150)
Total interest-earnings assets	(1,687)	983	(704)

Interest-bearing liabilities:
Savings accounts	(305)	79	(226)
Time deposits	(713)	(30)	(743)
Money market accounts	(27)	1	(26)
Other interest bearing deposits	(4)	4	-
Total interest-bearing deposits	(1,049)	54	(995)
Borrowings	(435)	63	(372)
Total interest-bearing liabilities	(1,484)	117	(1,367)

Net change in interest income	$ (203)	$ 866	$ 663

Provision for Loan Losses

The provision for loan losses was $510,000 in 2003 compared to $330,000 in 2002. The allowance for loan losses was $1.8 million or 0.86% of total loans at December 31, 2003 comparable to $1.7 million and 0.94% of total loans at December 31, 2002. The allowance for loan losses as a percent of non-performing loans was 129% at December 31, 2003 compared to 114% at December 31, 2002. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, decreased to $1,406,000 or 0.67% of total loans at December 31, 2003 compared to $1,516,000 or 0.83% at December 31, 2002. Approximately one third of the non-performing loans at December 31, 2003 were residential real estate loans. The Company believes that these loans are adequately secured and therefore, do not require as high a percentage of loan loss allowance provided. The level of non-performing loans at December 31, 2003 is indicative of the current economic climate in our region. Net loan charge-offs increased to $431,000 from $197,000 in the previous year, primarily due to the charge-off of one loan with a balance in excess of $100,000 in the current year; no similarly large charge-offs were necessitated in 2002. This charge-off, as well as the growth in the Company's loan portfolio resulted in the Company recording a higher provision for loan losses in 2003.

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

Non-interest Income

The following table summarizes changes in the major components of non-interest income:

	2003	2002	$ Change	% Change
Securities impairment charge	$ (1,041)	$ -	$ (1,041)	-
Gain on securities sold	348	132	216	163.64%
Gain on sale of loans	39	61	(22)	(36.07)%
Service charges	927	873	54	6.19%
Other income	199	196	3	1.53%
Total non-interest income	$ 472	$ 1,262	$ (790)	(62.60)%

Non-interest income decreased by $790,000 to $472,000 in 2003, primarily due to the investment impairment charge of $1.0 million discussed above. Partially offsetting this non-cash charge, the Company recorded net securities sales gains of $348,000 in 2003 compared to similar gains of $132,000 in 2002. The Company sold more securities in 2003, using the proceeds to fund loan originations. The remaining increase in other non-interest income is principally due to an increase in customer fee income, much of which was the result of a high performance checking program initiated in the fourth quarter of 2003.

Non-interest Expense

The following table summarizes changes in the major components of non-interest expense:

	2003	2002	$ Change	% Change
Salaries and employee benefits	$ 5,044	$ 4,126	$ 918	22.25%
Occupancy and equipment expense	1,409	1,260	149	11.83%
Marketing expense	279	217	62	28.57%
Outside consulting	254	90	164	182.22%
Other expense	1,849	2,014	(165)	(8.19)%
Total non-interest expense	$ 8,835	$ 7,707	$ 1,128	(14.64)%

Non-interest expense was $8.8 million for the year ended December 31, 2003 compared to $7.7 million for the year ended December 31, 2002. The increase in non-interest expense was primarily the result of higher personnel, outside consulting and marketing expenses related to the Bank's new product offerings, increased employee benefit costs primarily related to the Company's ESOP and retirement benefit plans, as well as higher data processing related expenses as a result of the Bank's upgrade of its core processing systems during the year. The expense for the ESOP plan increased by $108,000, as it is based on the average market price of Company stock, which increased by 84.75% in 2003, while the cost of the Company's other retirement benefit plans increased by $163,000.

Income Tax Expense

Income tax expense was $786,000 for 2003, a decrease of $482,000 from 2002 income tax expense of $1.3 million. The decrease is directly attributable to the decrease in pre-tax income.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. The Company's primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $25.0 million on a line of credit. At December 31, 2003, the Bank had no outstanding borrowings on this line of credit, but did have outstanding advances and amortizing notes totaling $18.1 million.

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

The Company's primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2003 the Company originated approximately $73.0 million in loans compared to approximately $58.0 million in 2002. Purchases of investment securities totaled $375,000 in 2003 and $8.7 million in 2002.

At December 31, 2003, the Company had loan commitments to borrowers of approximately $9.5 million, and customer available letters and lines of credit of approximately $9.1 million. Total deposits were $203.2 million at December 31, 2003, an increase of 4.3% from $194.9 million at December 31, 2002.

Time deposit accounts scheduled to mature within one year were $48.4 million at December 31, 2003. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position, therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

At December 31, 2003 and 2002, the Company and the Bank exceeded each of the applicable regulatory capital requirements. The Company's and the Bank's leverage (Tier 1) capital at December 31, 2003 was $35.8 million and $32.4 million, respectively or 13.7% and 12.1% of average assets, respectively. At December 31, 2002, the Company's and the Bank's leverage (Tier 1) capital was $37.3 million and $34.0 million, respectively or 14.9% and 13.6% of average assets, respectively. In order to be classified as "well-capitalized" by the FDIC, at December 31, 2003 and 2002, the Bank is required to have leverage (Tier 1) capital of $13.4 million and $12.5 million, respectively, or 5.0% of average assets. To be classified as a "well-capitalized" bank by the FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2003 and 2002, the Bank had a risk-based total capital ratio of 17.5% and 19.7%, respectively.

On May 28, 2003, the Company's Board of Directors announced a three-for-two stock split of Rome Bancorp's common shares. The additional shares were distributed to shareholders of record as of May 29, 2003 on June 16, 2003. All share and per share data presented have been adjusted to reflect this split. The Company also retired 101,164 common shares held in treasury in the second quarter of 2003. This retirement had no net effect on the Company's earnings, statement of condition or cash flow.

The Company paid cash dividends of $0.29 per share and repurchased 43,748 shares of common stock in 2003, requiring cash outlays of $1.2 million and $1.0 million, respectively. During 2003, the Company invested $1.3 million in capital projects, primarily related to the upgrade of its core banking system and the purchase of land adjacent to its main office.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines and letters of credit noted above.

The Company is contractually obligated to make payments as follows:

Payments due by Period:
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Federal Home Loan Bank Borrowings	$ 18,090	$ 7,748	$ 1,971	$ 3,747	$ 4,624
Software Maintenance Contracts	194	49	97	48	-
Total Contractual Obligations	$ 18,284	$ 7,797	$ 2,068	$ 3,795	$ 4,624

Off-Balance Sheet Arrangements

The company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Managing interest rate risk is of primary importance to the Company. The responsibility for interest rate risk management is the function of the Company's Asset/Liability Committee ("ALCO") which includes the President and CEO, Treasurer and CFO and certain members of the Company's Board of Directors. The Company's ALCO meets at least monthly to review the Company's asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of the Company's interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates. A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. The Company's analysis compares net interest income under a scenario of no change from current interest rates with one of a 400 basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. The Company's policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2003, based on simulation model results, the Company was within these guidelines.

As of December 31, 2003 mortgage loans which totaled $150.7 million represented 61.0% of the Company's earning assets in comparison to $126.7 million or 53.6% of the Company's earning assets as of December 31, 2002. The growth in mortgage lending primarily reflected the increase in fixed rate residential loans to $77.6 million or 31.4% of earning assets at December 31, 2003 in comparison to $54.2 million or 22.9% of earning assets at December 31, 2002. The increase in fixed rate residential lending reflected strong market demand in part as a result of the general decline in interest rates and the consequent refinancing demand created. The increase also reflected increased emphasis on this type of lending by the Company.

To minimize the potential negative impact on the Company's net interest income of holding fixed rate residential loans during periods of rising interest rates, the company generally originates only those loans with an original maturity of 20 years or less except for bi-weekly mortgages which may be up to 30 years in maturity. These loans, however, typically have amortization periods which are substantially less than their stated maturity. Further, the Company has entered into an agreement with the Federal Home Loan Bank of New York to sell mortgage loans to its Mortgage Partnership Funding (MPF) program. This is a secondary market program similar to the Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae") programs. The Company is under no obligation to sell any mortgages but may do so in the future as its continues to monitor its existing levels of interest rate risk. Another method the Company uses to monitor interest rate risk is the gap analysis. The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. Our policy sets an objective of maintaining the one-year cumulative gap between a negative 20% of total assets to a positive 20% of total assets. At December 31, 2003, the one-year cumulative gap position, as presented in the table below, was $17.9 million asset sensitive, or 6.82% of total assets.

Amounts Maturing or Repricing as of December 31, 2003

	Less than	Six Months	1 - 2	2 - 3	3 - 5	Over 5
	Six Months	to One Year	Years	Years	Years	Years	Total
	(Dollars in thousands)
Interest-earning assets:

Mortgage loans	$19,994	$22,555	$23,249	$20,670	$29,891	$34,294	$150,653
Consumer and other loans	29,102	6,150	10,430	6,941	4,789	1,400	58,812
Federal funds sold	8,384	-	-	-	-	-	8,384
Investment securities	6,907	4,275	3,749	4,787	2,132	7,268	29,118
Total interest-earning assets	$64,387	$32,980	$37,428	$32,398	$36,812	$42,962	$246,967

Interest-bearing liabilities:

Savings accounts	$8,169	$7,801	$5,131	$4,784	$8,616	$57,158	$91,659
Other Interest Bearing Deposits	4,221	-	-	-	-	1,543	5,764
Money market accounts	2,675	515	316	295	531	3,582	7,914
Time deposits	30,925	17,439	12,451	4,462	5,522	-	70,799
Total interest-bearing deposits	45,990	25,755	17,898	9,541	14,669	62,283	176,136
Borrowings	1,835	5,913	968	1,002	3,748	4,624	18,090
Total interest-bearing liabilities	$47,825	$31,668	$18,866	$10,543	$18,417	$66,907	$194,226

Interest sensitivity gap	$16,562	$1,312	$18,562	$21,855	$18,395	$(23,945)

Cumulative interest sensitivity gap	$16,562	$17,874	$36,436	$58,291	$76,686	$52,741

Ratio of cumulative gap to total assets	6.32%	6.82%	13.91%	22.25%	29.28%	20.14%

Ratio of interest earning assets to interest bearing liabilities	134.63%	104.14%	198.38%	307.29%	199.88%	64.21%

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

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), was issued in May 2003. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, certain freestanding financial instruments that embody obligations of the issuer, and that are now classified as equity, must be classified as liabilities (or as assets in some circumstances). SFAS No. 150 also includes required disclosures for financial instruments within its scope. For SEC registrants such as the Company, SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003 and otherwise at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 for the Company). The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidated the variable interest entity ("VIE"). FIN 46R replaces FASB Interpretation No. 46 that was issued in January 2003. As a public company that is a small business issuer (as defined in applicable SEC regulations), the Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts, and any difference between the net amount added to the balance sheet and any previously recognized interest would be recorded as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R is not expected to have a significant effect on the Company's consolidated financial statements.

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

The Company's common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 31, 2003, the last trading date in the Company's fiscal year, the common stock of the Company closed at $31.06 per share. At March 5, 2004, there were 4,263,101 shares of the Company's common stock outstanding, which were held of record by approximately 801 registered shareholders.

The table below shows the high and low sales price of the Company common stock during the periods indicated. The Company paid quarterly cash dividends of $0.073 per share in 2003. The Company also paid a quarterly cash dividend of $0.073 per share to shareholders of record as of February 9, 2004. Our ability to pay dividends depends on a number of factors including:

    investment opportunities available to the Bank or the Company;

    the Bank's capital requirements;

    our financial results;

    tax considerations; and

    general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range
Date	High	Low	Dividends

Year ended December 31, 2003

Quarter ended March 31, 2003	$ 17.70	$16.61	$ 0.073
Quarter ended June 30, 2003	23.25	16.78	0.073
Quarter ended September 30, 2003	26.50	22.00	0.073
Quarter ended December 31, 2003	32.19	25.47	0.073

Year ended December 31, 2002

Quarter ended March 31, 2002	$ 14.50	$ 11.08	$ 0.06
Quarter ended June 30, 2002	14.60	13.33	0.06
Quarter ended September 30, 2002	17.17	11.00	0.06
Quarter ended December 31, 2002	17.38	15.00	0.06

All per share amounts are adjusted to reflect the three for two stock split that occurred June 16, 2003.

Independent Auditors' Report

The Board of Directors

Rome Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

Syracuse, New York

February 17, 2004
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2003 and 2002

(in thousands, except share data)
Assets	2003	2002

Cash and due from banks	$5,671	$5,610
Federal funds sold and other short-term investments	8,384	10,088
Total cash and cash equivalents	14,055	15,698
Securities available for sale, at fair value	26,328	40,441
Securities held to maturity (fair value of $2,844 and $2,880
at December 31, 2003 and 2002, respectively)	2,790	2,766
Loans	209,465	183,294
Less: Allowance for loan losses	1,809	1,730

Net loans	207,656	181,564

Premises and equipment, net	4,699	3,848
Accrued interest receivable	1,205	1,398
Other assets	5,206	4,360

Total assets	$261,939	$250,075

Liabilities

Liabilities:
Deposits:
Non-interest bearing	$27,054	$25,024
Savings	91,659	86,495
Money market	7,914	8,242
Time	70,799	72,362
Other interest bearing	5,764	2,801

Total deposits	203,190	194,924

Borrowings	18,090	14,920
Other liabilities	4,020	4,038

Total liabilities	225,300	213,882

Shareholders' equity:
Common stock, $.01 par value; authorized: 5,000,000 shares;
issued: 5,000,000 shares; outstanding: 4,285,338 shares at
December 31, 2003 and 4,306,100 shares at December 31, 2002	33	34
Additional paid-in capital	10,250	10,493
Retained earnings	33,255	33,288
Treasury stock, at cost; 714,662 shares at December 31, 2003 and
693,900 shares at December 31, 2002	(6,992)	(7,101)
Accumulated other comprehensive income	793	294
Unallocated shares of employee stock ownership plan (ESOP)
133,313 shares at December 31, 2003; 146,643 shares at
December 31, 2002	(622)	(684)
Unearned compensation	(78)	(131)

Total shareholders' equity	36,639	36,193

Total liabilities and shareholders' equity	$261,939	$250,075

See accompanying notes to consolidated financial statements.
Share data has been adjusted to reflect the three-for-two stock split distributed on June 16, 2003.
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2003 and 2002

(in thousands, except share data)

2003	2002

Interest income:
Loans	$13,092	$13,082
Securities	1,607	2,165
Other short-term investments	111	262

Total interest income	14,810	15,509
Interest expense:
Deposits	3,037	4,032
Borrowings	577	949

Total interest expense	3,614	4,981

Net interest income	11,196	10,528

Provision for loan losses	510	330

Net interest income after provision for loan losses	10,686	10,198

Non-interest income:
Service charges	927	873
Net gain (loss) on securities	(693)	132
Other income	238	257

Total non-interest income	472	1,262

Non-interest expense:
Salaries and employee benefits	5,044	4,126
Building, occupancy and equipment	1,409	1,260
Directors' fees	230	192
Legal fees	138	205
Marketing	279	217
Outside Consulting	254	90
ATM service fees	153	119
Supplies	152	170
Other	1,176	1,328

Total non-interest expense	8,835	7,707

Income before income tax expense	2,323	3,753

Income tax expense	786	1,268

Net income	$1,537	$2,485

Basic earnings per share	$0.37	$0.60
Diluted earnings per share	$0.36	$0.58

See accompanying notes to consolidated financial statements.
Per share data has been adjusted to reflect the three-for-two stock split distributed on June 16, 2003.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2003 and 2002

(in thousands, except share data)

					Accumulated
		Additional			other	Unallocated
	Common	paid-in	Retained	Treasury	comprehensive	ESOP	Unearned
	stock	capital	earnings	Stock	income	shares	compensation	Total

Balances at December 31, 2001	$34	$10,331	$31,816	$(5,335)	$448	$(747)	$(183)	$36,364

Comprehensive income:
Net income	-	-	2,485	-	-	-	-	2,485
Other comprehensive loss	-	-	-	-	(154)	-	-	(154)

Total comprehensive income								2,331

Purchase of treasury stock (132,920 shares)	-	-	-	(1,894)	-	-	-	(1,894)
Exercise of stock options and related tax benefit (16,050 shares, net)	-	(24)	-	128	-	-	-	104
Amortization and tax benefits of Unearned Compensation	-	57	-	-	-	-	52	109
Dividends paid ($0.24 per share)	-	-	(1,013)	-	-	-	-	(1,013)
ESOP shares released for allocation (13,330 shares)	-	129		-	-	63	-	192

Balances at December 31, 2002	34	10,493	33,288	(7,101)	294	(684)	(131)	36,193

Comprehensive income:
Net income	-	-	1,537	-	-	-	-	1,537
Other comprehensive income	-	-	-	-	499	-	-	499

Total comprehensive income								2,036

Retirement of 101,164 treasury shares	(1)	(671)	(253)	925				-
Purchase of treasury stock (43,748 shares)	-	-	-	(1,028)	-	-	-	(1,028)
Exercise of stock options and related tax benefit (22,986 shares, net)	-	116	(91)	212	-	-	-	237
Amortization and tax benefits of Unearned Compensation	-	74	-	-	-	-	53	127
Dividends paid ($0.29 per share)	-	-	(1,226)	-	-	-	-	(1,226)
ESOP shares released for allocation (13,330 shares)	-	238	-	-	-	62	-	300

Balances at December 31, 2003	$33	$10,250	$33,255	$(6,992)	$793	$(622)	$(78)	$36,639

See accompanying notes to consolidated financial statements.
Per share data has been adjusted to reflect the three-for-two stock split distributed on June 16, 2003.
ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

(in thousands)
	2003	2002
Cash flows from operating activities:
Net income	$1,537	$2,485
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	435	377
Decrease in accrued interest receivable	193	126
Provision for loan losses	510	330
Securities impairment charge	1,041	-
Net gain (loss) on securities transactions	(348)	(132)
Gain on sales of student loans	(39)	(61)
Net premium amortization on securities	30	39
Gain on sale of other real estate	(6)	-
Decrease in other liabilities	(18)	(27)
Deferred income tax expense	212	144
Decrease in other assets	(1,170)	(82)
Allocation of ESOP shares	300	192
Amortization of Unearned Compensation	53	52
Tax benefit from exercise of stock options	116	28

Net cash provided by operating activities	2,846	3,471

Cash flows from investing activities:
Net increase in loans	(28,070)	(17,846)
Proceeds from sale of student loans	1,305	3,436
Proceeds from sales of securities available for sale	6,697	3,315
Proceeds from maturities and principal reductions of
securities available for sale	7,657	6,170
Purchases of securities available for sale	(91)	(5,759)
Purchases of securities held to maturity	(284)	(2,934)
Proceeds from maturities and principal reductions of
securities held to maturity	219	1,872
Proceeds from sale of real estate owned	61	141
Purchases of premises and equipment	(1,286)	(1,030)

Net cash used in investing activities	(13,792)	(12,635)

Cash flows from financing activities:
Decrease in time deposits	(1,563)	(1,750)
Increase in other deposits	9,829	7,458
Repayments of borrowings	(8,330)	(11,937)
Advances on borrowings	11,500	10,000
Purchase of treasury stock	(1,028)	(1,894)
Dividends	(1,226)	(1,013)
Exercise of stock options	121	76

Net cash provided by financing activities	9,303	940

Net decrease in cash and cash equivalents	(1,643)	(8,224)
Cash and cash equivalents at beginning of year	15,698	23,922

Cash and cash equivalents at end of year	$14,055	$15,698
Supplemental disclosure of cash flow information:
Non-cash investing activities:
Additions to real estate owned	$202	$184
Cash paid during the period for:
Interest	3,598	5,028
Income taxes	785	1,135

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

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

On October 15, 2003, the Board of Directors of the Company and the Bank adopted a Plan of Charter Conversion pursuant to which the Bank will convert to a federal charter. Pursuant to the Plan of Charter Conversion, the Bank will convert from a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation to a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company will remain a Delaware-chartered holding company but will be regulated as a savings and loan holding company by the OTS. The Plan of Charter Conversion is subject to the regulatory approval of the OTS. The Charter Conversion is anticipated to be completed during the first half of 2004.

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

Years ended December 31, 2003 and 2002

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

(c) Loans

Loans are reported at the principal amount outstanding. Origination fees and certain direct origination costs related to lending activities are deferred and amortized over the life of the related loans. The Company has the ability and intent to hold its loans to maturity.

Interest on loans is accrued and included in income at contractual rates applied to principal outstanding. The accrual of interest on loans (including impaired loans) is generally discontinued, and previously accrued interest is reversed, when loan payments are 90 days or more past due, or when, by the judgment of management, collectibility becomes uncertain. Subsequent recognition of income occurs only to the extent that payment is received. Loans are generally returned to an accrual status when both principal and interest become current and the loan is determined to be performing in accordance with the applicable loan terms. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

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

Years ended December 31, 2003 and 2002

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

Years ended December 31, 2003 and 2002

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

Pro forma disclosures for the Company for the years ended December 31, 2003 and 2002 utilizing the estimated fair value of the options granted and an assumed 5% forfeiture rate are as follows:

	2003	2002
	(in thousands, except per share data)
Net income:
As reported	$ 1,537	$ 2,485
Add; Stock based compensation expense included in net
income, net of related tax expense	35	35
Deduct: Total stock based compensation expense
determined under fair value method, net of related
tax expense	(69)	(69)
Pro forma	$ 1,503	$ 2,451

Basic earnings per share:
As reported	$ 0.37	$ 0.60
Pro forma	$ 0.36	$ 0.59

Diluted earnings per share:
As reported	$ 0.36	$ 0.58
Pro forma	$ 0.35	$ 0.57

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

Because the Company's stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the effect on reported net income and earnings per share for the years ended December 31, 2003 and 2002 may not be representative of the effects on reported net income or earnings per share for future years.

(j) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which represents short-term highly liquid investments.

(k) Financial Instruments With Off-Balance Sheet Risk

The Company's off-balance sheet financial instruments are limited to commitments to extend credit and standby letters of credit. The Company's policy is to record such instruments when funded.

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

On May 28, 2003, the Company's Board of Directors announced a three-for-two stock split of Rome Bancorp's common shares. The additional shares were distributed to shareholders of record as of May 29, 2003 on June 16, 2003. All share and per share data presented have been adjusted to reflect this split.

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(n) Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"), was issued in May 2003. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, certain freestanding financial instruments that embody obligations of the issuer, and that are now classified as equity, must be classified as liabilities (or as assets in some circumstances). SFAS No. 150 also includes required disclosures for financial instruments within its scope. For SEC registrants such as the Company, SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003 and otherwise at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 for the Company). The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised),"Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidated the variable interest entity ("VIE"). FIN 46R replaces FASB Interpretation No. 46 that was issued in January 2003. As a public company that is a small business issuer (as defined in applicable SEC regulations), the Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts, and any difference between the net amount added to the balance sheet and any previously recognized interest would be recorded as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R is not expected to have a significant effect on the Company's consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(3)	Securities

	Securities are summarized as follows (in thousands):

		December 31, 2003
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	value

	Available-for-sale:
	U.S. Government agencies	$3,457	$136	$-	$3,593
	State and Municipal obligations	8,654	501	-	9,155
	Mortgage-backed securities	1,699	69	-	1,768
	Corporate bonds	6,499	299	-	6,798

	Total debt securities	20,309	1,005	-	21,314

	FHLB stock	905	-	-	905
	Equity and other securities	3,792	317	-	4,109

		$25,006	$1,322	$-	$26,328

	Held-to-maturity:
	U.S. Government securities	$2,479	$40	$-	$2,519
	Mortgage-backed securities	160	14	-	174
	Other bonds	151	-	-	151

		$2,790	$54	$-	$2,844

		December 31, 2002
			Gross	Gross
		Amortized	unrealized	unrealized	Fair
		cost	gains	losses	Value

	Available-for-sale:
	U.S. Government agencies	$5,920	$267	$-	$6,187
	State and Municipal obligations	9,154	638	-	9,792
	Mortgage-backed securities	5,285	230	-	5,515
	Corporate bonds	12,243	722	-	12,965

	Total debt securities	32,602	1,857	-	34,459

	FHLB stock	767	-	-	767
	Equity and other securities	6,582	1	1,368	5,215

		$39,951	$1,858	$1,368	$40,441

	Held-to-maturity:
	U.S. Government securities	$2,305	$90	$-	$2,395
	Mortgage-backed securities	231	24	-	255
	Other bonds	230	-	-	230

		$2,766	$114	$-	$2,880

FHLB stock is carried at cost since fair values are not readily determinable.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2003
	Amortized	Fair
	cost	Value
Available-for-sale:
Due within one year	$ 5,090	$ 5,186
Due after one year through
five years	10,787	11,485
Due after five years through
ten years	2,681	2,795
Due after ten years	1,751	1,848

	$ 20,309	$ 21,314
Held-to-maturity:
Due within one year	$ 2,268	$ 2,306
Due after one year through
five years	230	233
Due after five years through
ten years	141	154
Due after ten years	151	151

	$ 2,790	$ 2,844

Gross gains of $348,000 and $132,000 were realized on sales of securities in 2003 and 2002, respectively.

The majority of the Company's equity holding represent investments in a mutual fund which purchases blue chip common stocks. The downturn in the equity markets over the past two years has caused a decrease in the market value of the fund. During the third quarter of 2003, in connection with its ongoing review of long term asset values, the Company determined that this investment had been other than temporarily impaired, as defined by generally accepted accounting principles. Accordingly, an impairment charge of $1.0 million (pre-tax) was recorded to lower the carrying value of this security to the current fair market value of $5.1 million. This charge reduced net earnings by $636,000, or $0.15 per diluted share. As this investment is classified as an available for sale security, stockholders equity had already been reduced by the amount of the unrealized loss, net of taxes. The "other than temporary" write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. During the fourth quarter, the Company sold approximately one-third of its investment in this fund, realizing book gains of $101,000 over the revised carrying value of the shares sold.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(4) Loans

Loans are summarized as follows (in thousands) at December 31:

	2003	2002
Mortgage loans:
Residential	$ 96,217	$ 71,687
Commercial	50,239	53,530
Construction and land	4,197	1,520

	150,653	126,737
Other loans:
Commercial	19,189	16,752
Automobile loans	15,780	17,628
Property improvement
and equipment	9,420	6,422
Education	-	1,451
Other consumer	14,423	14,304

	58,812	56,557

	$ 209,465	$ 183,294

The Company serviced loans for third parties totaling $4,327,000 and $2,589,000 at December 31, 2003 and 2002 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended
	December 31,
	2003	2002

Balance at beginning of period	$ 1,730	$ 1,597
Provision charged to operations	510	330
Loans charged off	(540)	(372)
Recoveries	109	175

Balance at end of period	$ 1,809	$ 1,730

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

The Company's recorded investment in loans that are considered impaired totaled $284,000 and $307,000 at December 31, 2003 and 2002, respectively. These impaired loans carried allowances of $85,000 at December 31, 2003 and $92,000 as of year-end 2002. The average recorded investment in impaired loans was $320,000 and $330,000 in 2003 and 2002, respectively. The Company recognized no interest on impaired loans during the years ended December 31, 2003 and 2002.

The principal balances of loans not accruing interest amounted to $1,340,000 and $1,056,000 at December 31, 2003 and 2002, respectively. Loans 90 days past due and accruing interest amounted to $66,000 and $460,000 at December 31, 2003 and 2002, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2003 and 2002 was $83,800 and $87,400, respectively. There are no commitments to extend further credit on non-accruing loans.

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

(5) Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2003	2002

Land	$ 1,404	$ 904
Buildings and improvements	5,110	4,983
Furniture and equipment	6,312	5,653

	12,826	11,540
Less accumulated depreciation and
amortization	8,127	7,692

	$ 4,699	$ 3,848

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $435,000 and $377,000 during the years ended December 31, 2003 and 2002, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(6) Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2003

Within one year	$ 48,363
One through two years	12,451
Two through three years	4,463
Three through four years	3,630
Four through five years	1,892

Total time deposits	$ 70,799

At December 31, 2003 and 2002, time deposits with balances of $100,000 or more totaled approximately $10,418,000 and $9,529,000, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2003	2002

Savings	$ 911	$ 1,138
Money market	89	113
Time	2,001	2,744
Other interest bearing	36	37

	$ 3,037	$ 4,032

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(7) Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. The following is a summary of advances from the FHLB at December 31 (in thousands):

	2003	2002
Bearing interest at 1.89% fixed, due 10/7/03	-	$ 5,500
Bearing interest at 2.30% fixed, due 12/15/04	$ 4,500	4,500

The Company is indebted to the FHLB under the following amortizing notes. The Company has a blanket pledge on their one-to-four family mortgage loans as collateral for these borrowings.

	2003	2002
Bearing interest at 6.79% fixed, due 9/15/04	$ 2,312	$ 4,921
Bearing interest at 3.67% fixed, due 7/3/15	2,933	-
Bearing interest at 3.36% fixed, due 7/3/13	5,345	-
Bearing interest at 3.59% fixed, due 11/26/08	3,000	-

The following table summarizes the combined aggregate amount of maturities for the above advances and notes for each of the five years after December 31, 2003, as well as remaining maturities beyond five years:

Due in one year	$ 7,748
Due one through two years	968
Due two through three years	1,003
Due three through four years	1,038
Due four through five years	2,709
Due past five years	4,624
Total	$ 18,090

At December 31, 2003, the Company had available an unused line of credit of $25,004,000 with the FHLB which is subject to review and renewal.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(8) Income Taxes

The components of income tax expense attributable to income from operations for the years ended December 31 consist of (in thousands):

	2003	2002
Current:
Federal	$ 479	$ 977
State	95	147

	574	1,124
Deferred:
Federal	270	200
State	(58)	(56)

	212	144

	$ 786	$ 1,268

Actual tax expense differs from "expected" tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2003	2002

Computed "expected" tax expense	$ 790	$ 1,276
Increases (decreases) in income taxes
resulting from:
State taxes, net of Federal tax benefit	25	60
Tax exempt interest	(131)	(129)
Non-deductible ESOP expense	81	44
Other, net	21	17

	$ 786	$ 1,268

	33.8%	33.8%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2003	2002

Deferred tax assets:
Allowance for loan losses	$ 585	$ 537
Accrued postretirement benefits	851	846
Deferred compensation	340	460
Capital loss carry-forward	184	-
State tax credit carry-forward	43
Other	83	87

Total gross deferred tax assets	2,086	1,930

Deferred tax liabilities:
Depreciation	190	69
Prepaid pension cost	670	536
Undistributed income of subsidiary	68	4
Unrealized gains on available-
for sale securities	529	196
Deferred loan costs	79	30
Other	17	17

Total gross deferred tax liabilities	1,553	852

Net deferred tax assets	$ 533	$ 1,078

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank's Federal and state base-year reserves of approximately $3.4 million at December 31, 2003, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank's stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2003 with respect to the base-year reserve was approximately $1.3 million.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(9) Pension and Postretirement Benefits

The following table sets forth the changes in the Company's pension and postretirement plans' accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2003 and 2002:

	Pension benefits		Postretirement benefits
(in thousands)	2003	2002	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$ 7,426	$ 6,614	$ 2,014	$ 1,841
Service cost	49	187	26	28
Interest cost	446	475	136	130
Amendments and settlements	(15)	47	72	-
Actuarial loss	386	455	222	116
Curtailment	(891)	-	-	-
Benefits paid	(329)	(352)	(168)	(116)
Participant contributions	-	-	21	15

Benefit obligation at end of year	7,072	7,426	2,323	2,014

Change in plan assets:
Fair value of plan assets
at beginning of year	6,579	7,214	-	-
Actual return on plan assets	758	(871)	-	-
Employer contributions	300	588	147	101
Settlements	(15)	-	-	-
Participant contributions	-	-	21	15
Benefits paid	(329)	(352)	(168)	(116)

Fair value of plan assets at end of year	7,293	6,579	-	-

Funded status	221	(847)	(2,323)	(2,014)
Unrecognized net actuarial loss (gain)	1,504	2,294	127	(96)
Unrecognized prior service cost	-	32	11	(62)

Prepaid (accrued) benefit cost	$ 1,725	$ 1,479	$ (2,185)	$ (2,172)

Assumptions as of measurement
date, September 30:
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	9.00%	9.00%	-	-
Rate of compensation increase	N/A	4.00%	-	-

The long term rate of return on plan assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan's target allocation, the expected rate of return is determined to be 9%, which is roughly the midpoint of the range of expected return.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

The Company's pension plan weighted average allocations at September 30, 2003 and 2002, by asset category are summarized in the following table:

	Plan assets at September 30,
Asset Category	2003	2002
Equity Securities	62%	67%
Debt Securities	38%	33%
Total	100%	100%

The Company's long-term investment objective is to be invested 65% in equity securities and 35% in debt securities.

The components of net periodic benefit cost includes the following:

	Pension benefits		Postretirement benefits
(in thousands)	2003	2002	2003	2002

Service cost	$ 49	$ 187	$ 26	$ 28
Interest cost	446	475	136	130
Expected return on assets	(581)	(635)	-	-
Curtailment charge	31
Amortization	109	(81)	(1)	(10)

Net periodic (benefit) cost	$ 54	$ (54)	$ 161	$ 148

In December of 2002, the Company's Board of Directors amended the defined benefit pension plan to cease the accrual of further benefits. For the fiscal year ended December 31, 2004, the Company expects to make no contributions to the defined benefit pension plan.

There is no assumed increase in the per capita cost of current health care benefits since the employer contributions are fixed with the retiree paying for any cost increases. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") was signed into law. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. These provisions of the Medicare Act will affect accounting measurements under SFAS No. 106. Accordingly, the FASB staff has issued guidance allowing companies to recognize or defer recognizing the effects of the Medicare Act in annual financial statements for fiscal years ending after enactment of the Medicare Act. The Company has elected to defer recognizing the effects of the Medicare Act in its December 31, 2003 consolidated financial statements. Accordingly, the reported measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not include the effects of the Medicare Act. When issued, the specific authoritative literature on accounting for the federal subsidy could require the Company to revise its previously reported information.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(10) Stock Option Plan

On May 3, 2000, the Company's shareholders approved the Rome Bancorp, Inc. 2000 Stock Option Plan (the "Stock Option Plan"). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company and an incentive to encourage such persons to remain with the Company.

Under the Stock Option Plan, 249,957 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 168,600 options were awarded at an exercise price of $4.96 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. At December 31, 2003 and 2002 the remaining contractual life of these options was 6.5 years and 7.5 years, respectively.

The following table presents the stock option activity for the years ended December 31, 2003 and 2002 (in thousands):

		2003		2002
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	142,710	$ 4.96	158,760	$ 4.96
Exercised	(23,150)	4.96	(16,050)	4.96
Outstanding at end of year	119,560	4.96	142,710	4.96
Exercisable at end of year	52,120	$ 4.96	41,550	$ 4.96

(11) Recognition and Retention Plan

The Company's shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan ("RRP") on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

During 2000, 52,800 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $52,000 was recorded in both 2003 and 2002. The remaining unearned compensation cost is shown as a reduction of shareholders' equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(12) Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee's contributions up to a limit of 3% of the employee's base pay.

Contributions to the defined contribution 401(k) Savings Plan were $63,000 and $54,000 during the years ended December 31, 2003 and 2002, respectively.

In connection with establishing the ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 199,965 shares of the Company's common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2003, 66,652 shares had been released or committed to be released and 133,313 remained as unallocated shares. The fair value of the unallocated shares on December 31, 2003 was $4,141,000. The Company recognized compensation expense of $300,000 and $192,000 in 2003 and 2002, respectively in connection with the ESOP.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(13) Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,
	2003	2002
Unrealized holding gains (losses)
arising during the period	$ 139	$ (123)
Other than temporary write-down of securities	1,041	-
Reclassification adjustment for net realized
gain included in net income	(348)	(132)

Other comprehensive income (loss), before tax	832	(255)
Deferred tax expense (benefit)	333	(101)

Other comprehensive
income (loss), net of tax	$ 499	$ (154)

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

At December 31, 2003 and 2002 the Company was committed to originate mortgage and other loans of approximately $9,519,000 and $9,296,000, respectively. Commitments under unused lines of credit and letters of credit were approximately $9,074,000 and $6,739,000 at December 31, 2003 and 2002, respectively.

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

(15) Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2003	2002
Basic earnings per share:
Net Income available to common shareholders	$ 1,537	$ 2,485
Weighted average basic shares outstanding	4,116	4,161

Basic earnings per share	$ 0.37	$ 0.60

Diluted earnings per share:
Net Income available to common shareholders	$ 1,537	$ 2,485
Weighted average basic shares outstanding	4,116	4,161
Effect of dilutive securities:
Stock options	108	98
Unearned compensation	11	14
Weighted average diluted shares outstanding	4,235	4,273

Diluted earnings per share	$ 0.36	$ 0.58

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(16) Shareholders' Equity and Regulatory Matters

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $750,000 at December 31, 2003.

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

As March 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category. Management believes, as of December 31, 2003, that the Company and Bank meet all capital adequacy requirements to which they are subject.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

The following is a summary of the Company's and Bank's actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):
					To be classified as
					well-capitalized
			Minimum capital		under prompt
			adequacy		corrective action
	Actual		requirements		provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital (to risk
weighted assets):
Company	$ 37,797	19.2%	15,760	>= 8%		N/A
Bank	34,392	17.5%	15,725	>= 8%	19,656	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	35,846	18.2%	7,880	>= 4%		N/A
Bank	32,441	16.5%	7,862	>= 4%	11,793	>= 6%

Tier 1 Capital (to
average assets):
Company	35,846	13.7%	7,859	>= 3%		N/A
Bank	32,441	12.1%	8,025	>= 3%	13,375	>= 5%

As of December 31, 2002:
Total capital (to risk
weighted assets):
Company	$ 38,995	21.2%	14,690	>= 8%		N/A
Bank	35,756	19.7%	14,516	>= 8%	18,145	>= 10%

Tier 1 Capital (to risk
weighted assets):
Company	37,265	20.3%	7,345	>= 4%		N/A
Bank	34,025	18.8%	7,258	>= 4%	10,887	>= 6%

Tier 1 Capital (to
average assets):
Company	37,265	14.9%	7,504	>= 3%		N/A
Bank	34,025	13.6%	7,485	>= 3%	12,475	>= 5%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

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

The estimated carrying values and fair values of the Company's financial instruments for December 31 are as follows (in thousands):

	2003		2002
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Cash and cash equivalents	$ 14,055	$ 14,055	$ 15,698	$ 15,698
Securities available for sale	26,328	26,328	40,441	40,441
Securities held to maturity	2,790	2,844	2,766	2,880
Loans, net	207,656	210,697	181,564	187,015
Accrued interest receivable	1,205	1,205	1,398	1,398

Financial liabilities:
Non-interest bearing deposits	27,054	27,054	25,024	25,024
Interest bearing deposits	176,136	176,710	169,900	170,750
Borrowings	18,090	18,303	14,920	15,193

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

(18) Parent Company Only Financial Statements

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2003 and 2002 and statement of income and statement of cash flows for the years ended December 31, 2003 and 2002 (in thousands):

Condensed Balance Sheet	2003	2002

Assets:
Cash and due from banks	$ 2,189	$ 183
Investment in subsidiary bank	33,234	35,140
Loan receivable from ESOP	690	734
Other assets	817	569

Total assets	$ 36,930	$ 36,626

Total liabilities	$ 291	$ 433
Total shareholders' equity	36,639	36,193

Total liabilities and shareholders' equity	$ 36,930	$ 36,626

Condensed Statement of Income

Interest income	$ 79	$ 70
Dividends from subsidiary bank	4,500	1,600

Total operating income	4,579	1,670

Other operating expenses	294	305
Net income before income taxes and dividends in excess of net income/equity in undistributed income of subsidiary bank.	4,285	1,365

(Dividends in excess of net income)/equity in undistributed income of subsidiary bank	(2,748)	1,120

Net income	$ 1,537	$ 2,485

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002

Condensed Statement of Cash Flows	2003	2002

Operating activities:
Net income	$ 1,537	$ 2,485
Adjustments to reconcile net income to cash
provided by operating activities:
Dividends in excess of net income (equity in undistributed income) of subsidiary bank	2,748	(1,120)
Increase in other assets	(164)	(14)
(Decrease) increase in other liabilities	(142)	385
Tax benefit from exercise of stock options	116	28

Net cash provided by operating activities	4,095	1,764

Investing activities:
Decrease in loan to ESOP	44	41

Net cash provided by investing activities	44	41

Financing activities:
Purchase of treasury stock	(1,028)	(1,894)
Dividends	(1,226)	(1,013)
Exercise of stock options	121	76

Net cash used in financing activities	(2,133)	(2,381)

Net increase (decrease) in cash and cash equivalents	2,006	(1,026)

Cash and cash equivalents at beginning of year	183	1,209

Cash and cash equivalents at end of year	$ 2,189	$ 183

Directors of Rome Bancorp, Inc. & The Rome Savings Bank	Corporate Information
Charles M. Sprock	Transfer Agent and Registrar
Chairman of the Board, President and Chief Executive Officer	Inquiries regarding stockholder administration
and services should be directed to:
Bruce R. Engelbert
Retired, Former Owner and President, Engelbert's Jewelers, Inc.	Registrar and Transfer Company
10 Commerce Drive
David C. Grow	Cranford, NJ 07016-3572
Partner, law firm of McMahon & Grow	(800) 368-5948

Kirk B. Hinman	Independent Auditors
President, Rome Strip Steel Company, Inc.	KPMG LLP
113 South Salina Street
T. Richard Leidig	Syracuse, NY 13202
Business Consultant	(315) 471-8167

Richard H. McMahon	Special Legal Counsel
Partner, law firm of McMahon & Grow	Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Marion C. Scoville	Suite 800
Retired, Former Corporate Secretary and Executive Assistant	Washington, DC 20006
to the President, The Rome Savings Bank	(202) 347-8400

Michael J. Valentine	Stock Information
President, Mele Manufacturing Company, Inc.	Rome Bancorp's common stock trades on the
Nasdaq National Market System under the
Executive Officers of The Rome Savings Bank	symbol "ROME".
Charles M. Sprock
President and Chief Executive Officer	Investor Relations
Inquiries regarding The Rome Savings Bank
David C. Nolan	and Rome Bancorp, Inc. should be directed to:
Treasurer and Chief Financial Officer
Charles M. Sprock
James F. Sullivan	The Rome Savings Bank
Vice President, Senior Loan Officer	100 W. Dominick Street
Rome, NY 13440-5810
D. Bruce Fraser	(315) 336-7300
Vice President, IT, Human Resources and Security
Annual Meeting of Stockholders
C. Francis Thalmann	Rome Bancorp's Annual Meeting of Stockholders
Vice President, Operations and Branch Administration	will be held at 6:00 p.m. local time, on
Wednesday, May 5, 2004, at the main office of
George L. Barzee	The Rome Savings Bank, 100 W. Dominick
Vice President, Sales and Residential Lending	Street, Rome, New York, 13440-5810. Holders
of common stock as of March 12, 2004 will
Sandra L. Smith	be eligible to vote.
Vice President, Consumer Loans