Form 10KSB, Exhibit 13
period 2004-12-31
ROME BANCORP INC
filed 2005-03-31
CIK 1088144

EXHIBIT 13.1

Chairman’s Message

Dear Stockholder:

Rome Savings Bank remained a strong competitor among our area’s financial institutions at the end of 2004, continuously dedicated to proving high quality, personal service to our customers and increasing value to our stockholders.

Our employee’s collective commitment to our customers and the Bank’s fundamental business strength are largely responsible for our success in a challenging local economy and a very competitive national market. We have proven our resilience, our commitment to our community, and remain strong, secure, and profitable.

We take our responsibilities to you, our stockholders, and our customers very seriously; as evidenced by doubling our quarterly dividend from .073 cents to .15 cents. Our Board of Directors strives to provide the leadership and support needed to guide our organization to a higher measure of achievement each year.

The ongoing marketing of the Bank’s checking program netted us over 1,100 new checking accounts in 2004. This program, coupled with the Bank’s innovative internal sales culture, focused our goals on relationship-building and cross-selling, thereby increasing our overall net income.

We enjoyed significant lending increases in the commercial and residential lending areas. An expanded lending territory and increased sales calling activities contributed substantially to this growth. Our continued participation in many community events also added to our visibility and positive public image in both the business and retail environments.

We are pleased with the result of operations for 2004. Our net interest margin, the core of the Company’s earnings, remained strong; as did our asset quality. We firmly believe we have a solid foundation for the challenges and opportunities that await us in 2005.

The coming year promises to be an exciting one for the Bank. We sincerely appreciate your loyal and continued support of our efforts and accomplishments.

Sincerely,

Charles M. Sprock
Chairman of the Board
President
CEO

The summary information presented below at or for each of the five years in the period ended December 31, 2004 is derived in part from and should be read in conjunction with the consolidated financial statements and notes thereto included with this Annual Report.

SELECTED FINANCIAL AND OTHER DATA
(in thousands)

	At December 31,
	2004	2003	2002	2001	2000
Selected Financial Condition Data:
Total assets	$268,152	$261,939	$250,075	$247,437	$244,831
Loans, net	231,272	207,656	181,564	167,607	165,846
Securities	19,117	29,118	43,207	46,969	49,196
Total cash and cash equivalents	6,929	14,055	15,698	23,922	20,800
Total deposits	208,787	203,190	194,924	189,216	183,233
Borrowings	18,843	18,090	14,920	16,857	19,635
Total equity	36,258	36,639	36,193	36,364	38,047
Allowance for loan losses	2,000	1,809	1,730	1,597	1,688
Non-performing loans	829	1,406	1,516	755	1,346
Non-performing assets	829	1,608	1,571	755	1,346

	2004	2003	2002	2001	2000
Selected Operating Data:
Interest income	$14,498	$14,810	$15,509	$17,006	$16,552
Interest expense	3,042	3,614	4,981	7,201	6,820

Net interest income	11,456	11,196	10,528	9,805	9,732
Provision for loan losses	390	510	330	325	650

Net interest income after provision for loan	11,066	10,686	10,198	9,480	9,082
losses
Non-interest income:
Service charges and other income	1,596	1,165	1,130	1,039	921
Net gain (loss) on securities transactions	176	(693)	132	47	(142)

Total non-interest income	1,772	472	1,262	1,086	779
Total non-interest expense	9,102	8,835	7,707	7,201	7,385

Income before income taxes	3,736	2,323	3,753	3,365	2,476
Income taxes	1,336	786	1,268	1,058	723

Net income	$2 ,400	$1,537	$2,485	$2,307	$1,753

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.59	$0.37	$0.60	$0.52	$0.37
Diluted earnings per share	$0.57	$0.36	$0.58	$0.51	$0.37
Return on average assets	0.91%	0.59%	1.00%	0.94%	0.76%
Return on average equity	6.67%	4.16%	6.86%	6.09%	4.62%
Net interest rate spread (tax equivalent)	4.41%	4.27%	3.95%	3.42%	3.71%
Net interest margin (tax equivalent)	4.73%	4.70%	4.56%	4.31%	4.66%
Non-interest expense to average assets	3.45%	3.42%	3.09%	2.93%	3.21%
Efficiency Ratio (1)	68.72%	70.22%	64.85%	65.05%	67.25%
Average interest earning assets to
average interest-bearing liabilities	125.61%	128.15%	128.68%	129.02%	130.20%

Capital Ratios:
Average equity to average assets	13.63%	14.29%	14.52%	15.40%	16.49%
Equity to total assets at end of period	13.52%	13.99%	14.47%	14.70%	15.54%
Book value per share	$8.57	$8.55	$8.41	$8.22	$8.00

Regulatory Capital Ratios: (2)
Core capital (Tier 1 capital)	11.03%	13.68%	14.90%	14.54%	15.48%
Total Risk-based capital	15.36%	19.19%	21.24%	21.75%	24.29%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.36%	0.67%	0.83%	0.45%	0.80%
Nonperforming assets as percent of total ;assets	0.31%	0.61%	0.63%	0.31%	0.55%
Allowance for loan losses as a percent of loans	0.86%	0.86%	0.94%	0.94%	1.01%
Allowance for loan losses as a percent of
non-performing loans	241.3%	128.7%	114.1%	211.5%	125.41%

Other Data:
Number of:
Deposit accounts	35,136	34,443	32,776	32,446	33,591
Full service offices	4	4	4	4	4

Note: All per share amounts have been adjusted to reflect the Company's three-for-two stock split effective June 16, 2003.

(1)	Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

(2)	The regulatory capital ratios for the year ended December 31, 2004 are for Rome Savings only; the regulatory capital ratios for all other periods are for Rome Savings and Rome Bancorp on a consolidated basis. Due to Rome Savings’ conversion to a Federal savings bank on April 27, 2004, Rome Bancorp is no longer subject to formula based capital requirements at a holding Company Level.

Management’s Discussion and Analysis

Forward-Looking Statements

Statements included in this discussion and in future filings by Rome Bancorp, Inc. with the Securities and Exchange Commission, in Rome Bancorp, Inc. press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Rome Bancorp, Inc. wishes to caution readers not to place undue reliance on such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect Rome Bancorp, Inc. actual results, and could cause Rome Bancorp, Inc. actual financial performance to differ materially from that expressed in any forward-looking statement: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) revenues may be lower than expected; (3) changes in the interest rate environment may reduce interest margins; (4) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which the Company is engaged; (6) competitors may have greater financial resources and developed products that enable such competitors to compete more successfully than the Company; and (7) adverse changes may occur in the securities markets or with respect to inflation. The foregoing list should not be construed as exhaustive, and Rome Bancorp, Inc. disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

General

Rome Bancorp, Inc. (the “Company”) commenced operations on October 6, 1999, when The Rome Savings Bank (the “Bank”or “Rome Savings” ) converted from a New York mutual savings bank to a New York mutual holding company structure whereby the Bank became a wholly-owned subsidiary of the Company, a majority owned subsidiary of Rome, MHC. In connection with the reorganization, the Company sold 2,397,548 shares of common stock to the public and issued 102,023 shares to The Rome Savings Bank Foundation and 2,601,594 shares to Rome, MHC, its mutual holding company parent.

On October 15, 2003, the Board of Directors of the Company and the Bank adopted a Plan of Charter Conversion pursuant to which the Bank converted from a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation to a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company remains a Delaware-chartered holding company but is now regulated as a savings and loan holding company by the OTS. The Charter Conversion was completed on April 27, 2004.

On November 11, 2004, the Boards of Directors of Rome, MHC (the “Mutual Holding Company”), the Company and The Rome Savings Bank (the “Bank”) (collectively, “Rome”) unanimously adopted a Plan of Conversion and Agreement and Plan of Reorganization (the “Plan of Conversion”), under the terms of which Rome will undertake a “second-step” conversion, and the Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure.

The Company is a Delaware corporation whose sole business is conducted by its wholly-owned subsidiary, the Bank. The Bank’s principal business is accepting deposits from the general public and using those deposits to make residential and commercial real estate loans, as well as commercial and consumer loans to individuals and small businesses primarily in Oneida County and also elsewhere in New York State. The Bank also invests in long and short-term marketable securities and other liquid investments.

Overview

The following discussion focuses on the factors affecting the consolidated financial condition and the results of operations of Rome Bancorp, Inc. for the two years ended December 31, 2004. The consolidated financial statements and related notes as of December 31, 2004 and 2003 should be read in conjunction with this review.

The preparation of consolidated financial statements requires management to make estimates and assumptions. Changes in these estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies.

The Bank’s results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-bearing assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Bank’s operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities, the provision for loan losses and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. Financial institutions in general, including the Bank, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions and funds availability. The Bank’s operations and lending are principally concentrated in the Central New York area, therefore its operations and earnings are influenced by the economics of the area it operates in. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences and levels of personal income and savings in the Bank’s primary market area.

Net income for 2004 was $2.4 million as compared to $1.5 million in the prior year. The significant factors and trends impacting 2004, which are discussed in greater depth below, were as follows:

•	Non-interest income increased $259,000 in 2004 (exclusive of the 2003 $1.0 million (pre-tax) impairment charge discussed below) primarily due to increased fee revenue from the introduction of a comprehensive personal checking program in late 2003. Gains on securities sales were $176,000 in 2004, down from $348,000 in 2003, as the Company sold fewer securities. In the third quarter of 2003, the Company as part of its continual review of long lived asset values recorded an other than temporary impairment charge against its holding in a blue chip mutual fund. The resulting impairment charge of $1.0 million (pre-tax) was recorded to lower the carrying value of this security to the then current fair market value of $5.1 million. This charge reduced 2003 net earnings by $636,000, or $0.15 per diluted share.

•	2004 net interest income increased by $260,000 or 2.3% over the prior year. This improvement is principally due to a lower cost of funds in 2004. The Company’s ratio of interest earning assets to interest bearing liabilities decreased from 128.15% in 2003 to 125.61% in the current year, while net interest margin increased slightly from 4.70% in 2003 to 4.73% in 2004.

•	Non-interest expense was $9.1 million in 2004, up from $8.8 million in the prior year. Much of this increase is attributable to administrative costs incurred related to new product offerings and operating costs necessitated by the upgrade of the Bank’s core processing system in mid-2003.

•	The Company’s provision for loan losses was $390,000 in 2004, a decrease of $120,000 from $510,000 in the prior year, primarily due to improvements in the Company’s asset quality.

Critical Accounting Policies

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required for probable credit losses and the material effect that such judgments can have on the results of operations. Management’s quarterly evaluation of the adequacy of the allowance considers the Company’s historical loan loss experience, review of specific loans, current economic conditions and such other factors considered appropriate to estimate losses. Management uses presently available information to estimate probable losses on loans; however, future additions to the allowance may be necessary based on changes in estimates, assumptions or economic conditions. Significant factors that could give rise to changes in these estimates include, but are not limited to, changes in economic conditions in the local area, concentrations of risk and declines of local property values.

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

Management of Interest Rate Risk

Interest rate risk is the most significant market risk affecting Rome Bancorp. Other types of market risk, such as movements in foreign currency exchange rates and commodity prices, do not arise in the normal course of Rome Bancorp’s business operations. Interest rate risk can be defined as an exposure to a movement in interest rates that could have an adverse effect on Rome Bancorp’s net interest income. Interest rate risk arises naturally from the imbalance in the repricing, maturity, and/or cash flow characteristics of assets and liabilities. In periods of falling interest rates, prepayments of loans typically increase, which would lead to reduced net interest income if such proceeds could not be reinvested at a comparable spread. Also in a falling rate environment, certain categories of deposits may reach a point where market forces prevent further reduction in the interest rate paid on those instruments. Generally, during extended periods when short-term and long-term interest rates are relatively close, a flat yield curve may lead to smaller net interest margins thereby reducing net interest income. The net effect of these circumstances is reduced interest income, offset only by a nominal decrease in interest expense, thereby narrowing the net interest margin.

Managing interest rate risk is of primary importance to Rome Bancorp. The responsibility for interest rate risk management is the function of Rome Bancorp’s Asset/Liability Committee (“ALCO”), which includes the President and Chief Executive Officer, Treasurer and Chief Financial Officer, and certain members of Rome Bancorp’s Board of Directors. Rome Bancorp’s ALCO meets at least monthly to review Rome Bancorp’s asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of Rome Bancorp’s interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates.

A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences, and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. Rome Bancorp’s analysis compares net interest income under a scenario of no change from current interest rates with one of a 100, 200 and 300, respectively, basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. Rome Bancorp’s policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2004, based on simulation model results, Rome Bancorp was within these guidelines.

The following table sets forth at December 31, 2004 the estimated percentage and dollar change in Rome Bancorp’s net interest income over a one year period and the market value of portfolio equity based on the indicated changes in interest rates. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income and the market value of portfolio equity indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

	Net Interest Income			Market Value of Portfolio Equity Based on December 31, 2004
Change in Interest Rates in Basis Points(1)	Estimated Amount	Dollar Change From Base	Percentage Change From Base	Estimated Amount	Dollar Change From Base	Percentage Change from Base
(Dollars in thousands)
+300	$11,857	$214	1.84%	$38,558	$(10,324)	(21	.12)%
+200	11,808	165	1.42	42,470	(6,412)	13.12
+100	11,756	113	0.97	46,436	(2,446)	5.00
Base	11,643	—	—	48,882	—	—
-100	11,524	119	(1.02)	50,527	1,645	3.37

(1)     Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%

Analysis of Net Interest Income.
Average Balances, Interest and Average Yields — The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities include a tax equivalent adjustment for bank qualified municipals.

	Average Balances, Interest and Average Yields
	For the year ended December 31, 2004			For the year ended December 31, 2003
	Average Balance	Interest Income/ Expense	Average Yield/ Cost	Average Balance	Interest Income/ Expense	Average Yield/ Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$217,622	$13,437	6.17%	$193,240	$13,092	6.78%
Securities	23,747	1,212	5.10	38,497	1,828	4.75
Federal funds sold & other
interest bearing deposits	5,117	43	0.85	11,343	111	0.98

Total interest-earnings assets	246,486	14,692	5.96	243,080	15,031	6.18
Noninterest-earning assets	17,464			15,399

Total assets	$263,950			$258,479

Liabilities and Shareholders' Equity:
Interest-bearing liabilities:
Savings accounts	$94,544	$732	0.77	$89,927	$911	1.01
Time deposits	68,573	1,630	2.38	72,187	2,001	2.77
Money market accounts	8,827	74	0.84	8,164	89	1.09
Other interest bearing deposits	7,783	58	0.75	2,684	36	1.36

Total interest-bearing deposits	179,727	2,494	1.39	172,962	3,037	1.76
Borrowings	16,511	548	3.32	16,717	577	3.45

Total interest-bearing liabilities	196,238	3,042	1.55	189,679	3,614	1.91

Noninterest-earning deposits	27,162			27,503
Other liabilities	4,582			4,361

Total liabilities	227,982			221,543
Shareholders' equity	35,968			36,936

Total liabilities and shareholders' equity	$263,950			$258,479

Net interest income		11,650			11,417
Tax equivalent adjustment on securities		(194)			(221)

Net interest income per consolidated
financial statements		$11,456			$11,196

Net interest rate spread			4.41%			4.27%
Net interest margin			4.73%			4.70%
Ratio of interest-earning assets to
interest-bearing liabilities			1.26x			1.28x

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

Rate Volume Analysis
Year Ended December 31, 2004
Compared to Year Ended December 31, 2003

	Increases (decreases) due to
	Rate	Volume	Net
	(thousands)
Assets:
Interest-earning assets:
Loans	$(1,178)	$1,523	$345
Securities	84	(701)	(617)
Federal funds sold & other
Interest bearing deposits	(6)	(61)	(67)

Total interest-earnings assets	(1,100)	761	(339)
Interest-bearing liabilities:
Savings accounts	(226)	47	(179)
Time deposits	(271)	(100)	(371)
Money market accounts	(22)	7	(15)
Other interest bearing deposits	(47)	69	22

Total interest-bearing deposits	(566)	23	(543)
Borrowings	(22)	(7)	(29)

Total interest-bearing liabilities	(588)	16	(572)
Net change in interest income	$(512)	$745	$233

Comparison of Financial Condition at December 31, 2004 and December 31, 2003:

The Company’s total assets at December 31, 2004 were $268.2 million, an increase of $6.3 million or 2.4% from $261.9 million at December 31, 2003. Cash and cash equivalents decreased to $6.9 million at December 31, 2004, from $14.1 million at December 31, 2003 as management has chosen to utilize a portion of those funds to fund loan originations.

Securities available for sale were $17.5 million at December 31, 2004, a decrease of $8.8 million or 33.5% from $26.3 million at December 31, 2003. This decrease is due to maturities, principal reductions and securities sales. Proceeds from the maturities and sale of investment securities were used to fund loan originations. During the third quarter of 2003, Rome Bancorp recorded an impairment charge of $1.0 million (pre-tax) to lower the carrying value of a mutual fund that purchases blue chip common stock to the then current fair market value of $5.1 million. This charge reduced 2003 net earnings by $636,000, or $0.15 per diluted share. During the fourth quarter of 2003 and throughout 2004, Rome Bancorp has sold approximately sixty percent of its investment in this fund, realizing book gains of $268,000 over the revised carrying value of the shares sold. As a condition of the approval of Rome Savings’ charter conversion on April 27, 2004, the OTS required that Rome Savings liquidate its holdings in this mutual fund within two years of that date.

Total loans increased $23.8 million or 11.4% to $233.3 million at December 31, 2004 from $209.5 million at December 31, 2003. During the year ended December 31, 2004, Rome Bancorp originated approximately $66.5 million of loans. The majority of the loan growth was in the residential mortgage and construction loan portfolio, which grew by 19.4%, reflecting a strategic management decision to grow Rome Savings’ presence in that market as well as the continued low mortgage rates. Asset quality improved over the same period as non-performing loans as a percentage of total loans declined to 0.36% at December 31, 2004 from 0.67% at December 31, 2003. In addition the allowance for loan losses as a percent of non-performing loans increased to 241.3% at December 31, 2004, as compared to 128.7% at December 31, 2003.

Total deposits increased by 2.8% from $203.2 million at the 2003 year-end to $208.8 million at December 31, 2004. The overall increase in deposits is primarily attributable to increases in savings and other interest-bearing accounts partially offset by decreases in time deposits, money market accounts and non interest-bearing deposits. Savings deposits increased $4.2 million or 4.6% from $91.7 million at December 31, 2003 to $95.9 million at December 31, 2004. Other interest-bearing deposits increased $4.4 million or 75.9% from $5.8 million at December 31, 2003, to $10.2 million at December 31, 2004. This increase is primarily due to the successful introduction of several new consumer demand deposit offerings. Non interest-bearing deposits declined by $665,000 or 2.5% from year-end to year-end, as some consumers shifted their demand deposits to the newly introduced interest-bearing offerings. Money market account balances decreased by $517,000 or 6.5% during the past year. Time deposits decreased $1.8 million or 2.6% as consumers remained hesitant to commit to the current low rates available in the marketplace.

Comparison of Results of Operations for the Years Ended December 31, 2004 and December 31, 2003:

General.
Net income for the year ended December 31, 2004 was $2.4 million, an increase of $863,000 from $1.5 million for the year ended December 31, 2003. The increase in net income is attributable to increases in non-interest income of $431,000, the absence of securities writedowns in 2004, which negatively impacted pre-tax 2003 income by $1.0 million, an increase in net interest income before loan loss provision of $260,000 and a decrease in loan loss provision of $120,000, partially offset by a decrease in gains on securities sales of $172,000, increases in non-interest expense of $267,000 and income tax expense of $550,000.

Net Interest Income.
Net interest income was $11.5 million in 2004, an increase of $260,000 or 2.3% from $11.2 million in 2003. This increase is principally due to a decrease in interest expense, resulting in net interest margin on a tax equivalent basis of 4.73% in 2004 versus 4.70% for the year ended 2003.

Interest Income.
Interest income decreased by $312,000 for the year ended December 31, 2004, from $14.8 million for the year ended December 31, 2003. Interest income earned on the loan portfolio increased to $13.4 million in 2004 from $13.1 million in 2003. The average loan balances increased to $217.6 million in 2004 from $193.2 million in 2003, primarily due to growth in residential lending. The yield on loans in 2004 was 6.17% compared to 6.78% in 2003, due to the influx of new loans at lower prevailing market rates over the past two years. Interest and dividend income on securities decreased in 2004 primarily due to a decline in volume. As securities matured and were sold, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased to $23.7 million in 2004 from $38.5 million in 2003 while their yields increased to 5.10% from 4.75% over the same period. Interest income of other short-term investments, including federal funds sold, dropped from $111,000 in 2003 to $44,000 in 2004, as a result of a decrease in average federal funds sold from $11.3 million in 2003 to $5.1 million in 2004, as the yields on these federal funds dropped from 0.98% to 0.85% over the same period.

Interest Expense.
Interest expense declined in 2004 primarily due to a decrease in the rate paid on deposit accounts, consistent with current market trends. The average rate paid on interest bearing deposits in 2004 was 1.39% compared to 1.76% in 2003. The average balance of these deposits increased to $179.7 million in 2004 from $173.0 million in the prior year. Interest expense on borrowings decreased from $577,000 in 2003 to $548,000 in 2004 primarily due to a decrease in the average rate paid on this debt from 3.45% in 2003 to 3.32% in 2004.

Provision for Loan Losses
The provision for loan losses was $390,000 in 2004 compared to $510,000 in 2003. The allowance for loan losses was $2.0 million or 0.86% of total loans at December 31, 2004 compared to $1.8 million and 0.86% of total loans at December 31, 2003. The allowance for loan losses as a percent of non-performing loans was 241% at December 31, 2004 compared to 129% at December 31, 2003. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, decreased to $829,000 or 0.36% of total loans at December 31, 2004 compared to $1.4 million or 0.67% at December 31, 2003. Despite strong asset quality, management determined that the current year’s provision was necessary due to the continued growth of the loan portfolio and to cover routine charge-offs of non-performing loans.

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $390,000 was necessary in 2004.

Non-interest Income
The following table summarizes changes in the major components of non-interest income:

	2004	2003	$ Change	% Change
Securities impairment charge	$—	$(1,041)	$1,041	—
Gain on securities sold	176	348	(172)	(49.43)%
Gain on sale of loans	—	39	(39)	—
Service charges	1,377	927	450	48.54%
Other income	219	199	20	10.05%

Total non-interest income	$1,772	$472	$1,300	275.42%

Non-interest income increased by $1.3 million to $1.8 million in 2004 as compared to $472,000 in 2003, primarily due to the investment impairment charge of $1.0 million taken in the third quarter of 2003, as discussed above. Rome Bancorp recorded net securities sales gains of $176,000 in 2004 versus a net loss on securities of $693,000 in 2003. The remaining increase in other non-interest income is principally due to an increase in customer fee income, much of which was the result of a high performance checking program initiated in the fourth quarter of 2003.

Non-interest Expense
The following table summarizes changes in the major components of non-interest expense:

	2004	2003	$ Change	% Change
Salaries and employee benefits	$5,137	$5,044	$93	1.84%
Occupancy and equipment expense	1,568	1,409	159	11.28%
Marketing expense	311	279	32	11.47%
Outside consulting	132	254	(122)	(48.03)%
Other expense	1,954	1,849	105	5.68%

Total non-interest expense	$9,102	$8,835	$267	3.02%

Non-interest expense was $9.1 million for the year ended December 31, 2004 compared to $8.8 million for the year ended December 31, 2003. The increase in non-interest expense was primarily the result of operating costs related to the mid-2003 systems conversion and expenses related to our new product offerings.

Income Tax Expense
Income tax expense was $1.3 million for 2004, an increase of $550,000 from 2003 income tax expense of $786,000. The increase is directly attributable to higher pre-tax earnings and an increase in permanent tax differences related to Rome Bancorp’s benefit plans.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. The Company’s primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $26.2 million on a line of credit. At December 31, 2004, the Bank had outstanding borrowings of $4.0 million on this line of credit, as well as outstanding advances and amortizing notes totaling $14.8 million.

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

The Company’s primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2004 the Company originated approximately $66.5 million in loans compared to approximately $73.0 million in 2003. Purchases of investment securities totaled $298,000 in 2004 and $375,000 in 2003.

At December 31, 2004, the Company had loan commitments to borrowers of approximately $7.3 million, and customer available letters and lines of credit of approximately $11.3 million. Total deposits were $208.8 million at December 31, 2004, an increase of 2.8% from $203.2 million at December 31, 2003.

Time deposit accounts scheduled to mature within one year were $45.9 million at December 31, 2004. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position, therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

At December 31, 2004 and 2003, the Company and the Bank exceeded each of the applicable regulatory capital requirements. The Company converted to a savings and loan holding company from a bank holding company on April 27, 2004, at which time it was no longer subject to formula based capital requirements at the holding company level. The Bank’s leverage (Tier 1) capital at December 31, 2004 was $29.5 million or 11.0% of adjusted assets. At December 31, 2003, the Company’s and the Bank’s leverage (Tier 1) capital was $35.8 million and $32.4 million, respectively or 13.7% and 12.1 of average assets, respectively. In order to be classified as “well-capitalized” by the OTS and FDIC, at December 31, 2004 and 2003, the Bank is required to have leverage (Tier 1) capital of $13.4 million and $13.4 million, respectively, or 5.0% of adjusted and average assets respectively. To be classified as a “well-capitalized” bank by the OTS and FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2004 and 2003, the Bank had a risk-based total capital ratio of 15.4% and 17.5%, respectively.

On May 28, 2003, the Company’s Board of Directors announced a three-for-two stock split of Rome Bancorp’s common shares. The additional shares were distributed to shareholders of record as of May 29, 2003 on June 16, 2003. All share and per share data presented have been adjusted to reflect this split. The Company also retired 101,164 common shares held in treasury in the second quarter of 2003. This retirement had no net effect on the Company’s earnings, statement of condition or cash flow.

The Company paid cash dividends of $0.52 per share and repurchased 62,352 shares of common stock in 2004, requiring cash outlays of $2.0 million and $1.0 million, respectively.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines and letters of credit noted above.

The Company is contractually obligated to make payments as follows:

		Payments due by Period:
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Time Deposits	$68,954	$45,942	$17,032	$5,980	-
Federal Home Loan Bank Borrowings	18,843	9,468	2,041	3,519	$3,815
Software Maintenance Contracts	506	171	335	-	-

Total Contractual Obligations	$88,303	$55,581	$19,408	$9,499	$3,815

Off-Balance Sheet Arrangements

The company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Pronouncements

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. We maintain a postretirement benefit plan that may be impacted by the Act. In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This FSP provides authoritative guidance on the accounting for the effects of the Act and supersedes FSP FAS 106-1. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004 which, for the Company, is July 1, 2004. However, if the effects of the Act are not a significant event as defined in FSP No. 106-2, or if benefits under the Company’s plan are not actuarially equivalent to the Medicare benefit, then effects of the Act will be measured at the next measurement date for the plan. The next measurement date for the Company’s postretirement benefit plan is December 31, 2005.

Net periodic benefit costs for postretirement benefits in footnote nine do not reflect any amount associated with the subsidy provided by the Act because the Company was unable to conclude whether the benefits provided by its plan are actuarially equivalent to Medicare Part D under the Act.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) establishes accounting standards for transactions in which a company exchanges its equity instruments for goods or services. In particular, this Statement will require companies to record compensation expense for all share-based payments, such as employee stock options, at fair market value. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (the Company’s fiscal period beginning July 1, 2005). The Company is currently reviewing the effect of this Statement on its consolidated financial statements.

MARKET FOR THE COMPANY’S COMMON STOCK

The Company’s common stock is traded on the Nasdaq National Market under the symbol “ROME”.

The Company’s common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 31, 2004, the last trading date in the Company’s fiscal year, the common stock of the Company closed at $29.00 per share. At March 4, 2005, there were 4,229,546 shares of the Company’s common stock outstanding, which were held of record by approximately 782 registered shareholders.

The table below shows the high and low sales price of the Company common stock during the periods indicated. The Company paid cash dividends of $0.52 per share in 2004. The Company also paid a quarterly cash dividend of $0.15 per share to shareholders of record as of February 9, 2004. Our ability to pay dividends depends on a number of factors including:

•	investment opportunities available to the Bank or the Company;

•	the Bank's capital requirements;

•	our financial results;

•	tax considerations; and

•	general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range
Date	High	Low	Dividends
Year ended December 31, 2004

Quarter ended March 31, 2004	$36.00	$27.51	$0.073
Quarter ended June 30, 2004	35.00	28.50	0.15
Quarter ended September 30, 2004	31.00	27.40	0.15
Quarter ended December 31, 2004	34.23	25.15	0.15

Year ended December 31, 2003

Quarter ended March 31, 2003	$17.70	$16.61	$0.073
Quarter ended June 30, 2003	23.25	16.78	0.073
Quarter ended September 30, 2003	26.50	22.00	0.073
Quarter ended December 31, 2003	32.19	25.47	0.073

All per share amounts are adjusted to reflect the three for two stock split that occurred June 16, 2003.

CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
        Effective February 25, 2004, the Audit Committee of the Board of Directors of the Company terminated the engagement of its principal accountant, KPMG LLP (“KPMG”) as the Company’s independent accountant, effective upon the completion of KPMG’s audit of the Company’s consolidated financial statements for the year ended December 31, 2003.

        The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

        During 2002 and 2001 and any subsequent interim periods through February 25, 2004, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused it to make reference in connection with its report to the subject matter of the disagreement.

        On February 25, 2004, the Audit Committee of the Board of Directors of the Company recommended, approved and appointed Crowe Chizek and Company LLC as the Company’s independent accountant to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2004. Effective as of that date, the Audit Committee formally engaged Crowe Chizek and Company LLC as the Company’s independent accountant for the fiscal year ending December 31, 2004.

        The Company has not consulted the newly engaged accountant regarding either the application of accounting principles to a specified transaction either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements or any matter that was either the subject of a disagreement or a reportable event as described in Item 304(a)(1) of Regulation S-B.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited the accompanying consolidated balance sheet of Rome Bancorp, Inc. and subsidiary as of December 31, 2004 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Rome Bancorp, Inc. as of December 31, 2003 were audited by other auditors whose report dated February 17, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Cleveland, Ohio
February 4, 2005

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

(in thousands, except share data)

	2004	2003
Assets
Cash and due from banks	$5,977	$5,671
Federal funds sold and other short-term investments	952	8,384

Total cash and cash equivalents	6,929	14,055
Securities available for sale, at fair value	17,494	26,328
Securities held to maturity (fair value of $1,624 and $2,844
at December 31, 2004 and 2003, respectively)	1,623	2,790
Loans	233,272	209,465
Less: Allowance for loan losses	(2,000)	(1,809)

Net loans	231,272	207,656
Premises and equipment, net	4,503	4,699
Accrued interest receivable	1,002	1,205
Other assets	5,329	5,206

Total assets	$268,152	$261,939

Liabilities and Shareholders' Equity
Liabilities:
Deposits:
Non-interest bearing	$26,390	$27,054
Savings	95,848	91,659
Money market	7,397	7,914
Time	68,954	70,799
Other interest bearing	10,198	5,764

Total deposits	208,787	203,190
Borrowings	18,843	18,090
Other liabilities	4,264	4,020

Total liabilities	231,894	225,300

Commitments and contingencies (Note 14)	-	-
Shareholders' equity:
Common stock, $.0067 par value; authorized:10,000,000 shares;
issued: 5,000,000 shares; outstanding: 4,229,546 shares at
December 31, 2004 and 4,285,338 shares at December 31, 2003	33	33
Additional paid-in capital	10,756	10,250
Retained earnings	34,627	33,255
Treasury stock, at cost; 770,454 shares at December 31, 2004 and
714,662 shares at December 31, 2003	(8,963)	(6,992)
Accumulated other comprehensive income	391	793
Unallocated shares of employee stock ownership plan (ESOP)
119,982 shares at December 31, 2004; 133,313 shares at
December 31, 2003	(560)	(622)
Unearned compensation	(26)	(78)

Total shareholders' equity	36,258	36,639

Total liabilities and shareholders' equity	$268,152	$261,939

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2004 and 2003

(in thousands, except share data)

	2004	2003
Interest income:
Loans	$13,437	$13,092
Securities	1,018	1,607
Other short-term investments	43	111

Total interest income	14,498	14,810
Interest expense:
Deposits	2,494	3,037
Borrowings	548	577

Total interest expense	3,042	3,614

Net interest income	11,456	11,196
Provision for loan losses	390	510

Net interest income after provision for loan losses	11,066	10,686

Non-interest income:
Service charges	1,377	927
Net gain (loss) on securities	176	(693)
Other income	219	238

Total non-interest income	1,772	472

Non-interest expense:
Salaries and employee benefits	5,137	5,044
Building, occupancy and equipment	1,568	1,409
Directors' fees	214	230
Marketing	311	279
Outside consulting	132	254
ATM service fees	186	153
Supplies	155	152
Other	1,399	1,314

Total non-interest expense	9,102	8,835

Income before income tax expense	3,736	2,323
Income tax expense	1,336	786

Net income	$2,400	$1,537

Basic earnings per share	$0.59	$0.37

Diluted earnings per share	$0.57	$0.36

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended December 31, 2004 and 2003

            (in thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated other comprehensive income

Balances at December 31, 2002	$34	$10,493	$33,288	$(7,101)	$294
Comprehensive income:
Net income	-	-	1,537	-	-
Other comprehensive income	-	-	-	-	499
Total comprehensive income
Retirement of 101,164 treasury shares	(1)	(671)	(253)	925
Purchase of treasury stock (43,748 shares)	-	-	-	(1,028)	-
Exercise of stock options and related tax benefit (22,986 shares, net)	-	116	(91)	212	-
Amortization and tax benefits of unearned compensation	-	74	-	-	-
Dividends paid ($0.29 per share)	-	-	(1,226)	-	-
ESOP shares released for allocation (13,330 shares)	-	238	-	-	-

Balances at December 31, 2003	33	10,250	33,255	(6,992)	793
Comprehensive income:
Net income	-	-	2,400	-	-
Other comprehensive loss	-	-	-		(402)
Total comprehensive income
Purchase of treasury stock (62,352 shares)	-	-	-	(2,045)	-
Exercise of stock options and related tax benefit (6,560 shares, net)	-	59	(41)	74	-
Amortization and tax benefits of unearned compensation	-	107	-	-	-
Dividends paid ($0.52 per share)	-	-	(987)	-	-
ESOP shares released for allocation (13,330 shares)	-	340	-	-	-

Balances at December 31, 2004	$33	$10,756	$34,627	$(8,963)	$391

	Unallocated ESOP shares	Unearned compensation	Total

Balances at December 31, 2002	$(684)	$(131)	$36,193
Comprehensive income:
Net income	-	-	1,537
Other comprehensive income	-	-	499
Total comprehensive income			2,036
Retirement of 101,164 treasury shares			-
Purchase of treasury stock (43,748 shares)	-	-	(1,028)
Exercise of stock options and related tax benefit (22,986 shares, net)	-	-	237
Amortization and tax benefits of unearned compensation	-	53	127
Dividends paid ($0.29 per share)	-	-	(1,226)
ESOP shares released for allocation (13,330 shares)	62	-	300

Balances at December 31, 2003	(622)	(78)	36,639
Comprehensive income:
Net income	-	-	2,400
Other comprehensive loss	-	-	(402)
			1,998
Total comprehensive income
Purchase of treasury stock (62,352 shares)	-	-	(2,045)
Exercise of stock options and related tax benefit (6,560 shares, net)	-	-	92
Amortization and tax benefits of unearned compensation	-	52	159
Dividends paid ($0.52 per share)	-	-	(987)
ESOP shares released for allocation (13,330 shares)	62	-	402

Balances at December 31, 2004	$(560)	$(26)	$36,258

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in thousands)

	2004	2003

Cash flows from operating activities:
Net income	$2,400	$1,537
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	496	435
Decrease in accrued interest receivable	203	193
Provision for loan losses	390	510
Securities impairment charge	-	1,041
Net gain on securities transactions	(176)	(348)
Gain on sales of student loans	-	(39)
Net premium amortization on securities	11	30
Loss (gain) on sale of other real estate	42	(6)
Gain on sale of fixed assets	(16)
Increase (decrease) in other liabilities	244	(18)
Deferred income tax expense	53	212
Decrease in other assets	(11)	(1,170)
Allocation of ESOP shares	402	300
Amortization of unearned compensation	52	53
Tax benefit from exercise of stock options	59	116

Net cash provided by operating activities	4,149	2,846

Cash flows from investing activities:
Net increase in loans	(24,093)	(28,070)
Proceeds from sale of student loans	-	1,305
Proceeds from sales of securities available for sale	2,093	6,697
Proceeds from maturities and principal reductions of
securities available for sale	6,451	7,657
Purchases of securities available for sale	(198)	(91)
Purchases of securities held to maturity	(100)	(284)
Proceeds from maturities and principal reductions of
securities held to maturity	1,250	219
Proceeds from sale of real estate owned	247	61
Purchases of premises and equipment, net	(276)	(1,286)

Net cash used in investing activities	(14,626)	(13,792)

Cash flows from financing activities:
Decrease in time deposits	(3,408)	(1,563)
Increase in other deposits	9,005	9,829
Repayments of borrowings	(9,247)	(8,330)
Advances on borrowings	10,000	11,500
Purchase of treasury stock	(2,045)	(1,028)
Dividends	(987)	(1,226)
Exercise of stock options	33	121

Net cash provided by financing activities	3,351	9,303

Net decrease in cash and cash equivalents	(7,126)	(1,643)
Cash and cash equivalents at beginning of year	14,055	15,698

Cash and cash equivalents at end of year	$6,929	$14,055

Supplemental disclosure of cash flow information:
Non-cash investing activities:
Additions to real estate owned	$87	$202
Cash paid during the period for:
Interest	3,070	3,598
Income taxes	549	785

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(1)	Business
Rome Bancorp, Inc. (the “Company”) is a registered bank holding company, organized under the laws of Delaware and is the parent company of The Rome Savings Bank and subsidiaries (the “Bank”). The Company provides traditional community banking services for individuals and small-to medium-sized businesses, through the Bank’s four branches in Oneida County of New York State.

On October 15, 2003, the Board of Directors of the Company and the Bank adopted a Plan of Charter Conversion pursuant to which the Bank converted from a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation to a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company remains a Delaware-chartered holding company but is now regulated as a savings and loan holding company by the OTS. The Charter Conversion was completed on April 27, 2004. Prior to the Charter Conversion, the Bank was regulation by the New York State Banking Department and the Federal Deposit Insurance Corporation (FDIC).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Amounts in the prior year’s consolidated financial statements are reclassified when necessary to conform with the current year’s presentation. A description of the significant accounting policies is presented below. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on the available information. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the period. Significant estimates include the allowance for loan losses, valuation of securities, deferred tax assets and employee benefit obligations. Actual results could differ from those estimates.

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

Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

effect, on available-for-sale securities are usually excluded from earnings and reported as accumulated other comprehensive income, a component of shareholders’ equity, until realized.

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(d)	Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by the provision for loan losses charged to operations and is decreased by the charge-off of loans, net of recoveries. Loans are charged off when management determines that ultimate success of the loan’s collectibility is remote.

Management’s evaluation of the adequacy of the allowance considers the Company’s historical loan loss experience, review of specific loans, current economic conditions and such other factors considered appropriate to estimate losses. Management uses presently available information to estimate probable losses on loans; however, future additions to the allowance may be necessary based on changes in estimates, assumptions or economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

The allowance for loan losses is evaluated on a quarterly basis by management in order to maintain the allowance at a level sufficient to absorb probable incurred loan losses based upon known and inherent risks in the loan portfolio.

The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan’s effective interest rate) or the fair value of the underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans greater than $250,000 in a non-accrual status are considered impaired. Commercial mortgage loans and commercial loans less than $250,000 and all residential mortgage loans, consumer loans and education loans are evaluated collectively by portfolio since they are homogeneous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management’s judgement and the related factors discussed above.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

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

The Company maintains a non-contributory defined benefit pension plan that covers approximately 60% of all current full time employees. The Company’s Board of Directors amended the plan in December of 2002 to cease the accrual of any further benefits. The benefits under the pension plan are based on the employee’s years of service and compensation. The projected unit credit method is utilized for measuring net periodic pension costs over the employees’ service lives. The Company’s funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

The Company provides health care and life insurance benefits to certain retired full time employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

The Company also sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The number of shares allocable to Plan participants is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

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

Pro forma disclosures for the Company for the years ended December 31, 2004 and 2003 utilizing the estimated fair value of the options granted and an assumed 5% forfeiture rate are as follows:

	2004	2003
	(in thousands, except per share data)
Net income:
As reported	$2,400	$1,537
Add: Stock based compensation expense included in
net income, net of related tax expense	35	35
Deduct: Total stock based compensation expense
determined under fair value method, net of related
tax expense	(69)	(69)

Pro forma	$2,366	$1,503

Basic earnings per share:
As reported	$0.59	$0.37
Pro forma	$0.58	$0.36
Diluted earnings per share:
As reported	$0.57	$0.36
Pro forma	$0.56	$0.35

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Because the Company’s stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management’s opinion, do not necessarily provide a reliable single measure of the fair value of its stock options. In addition, the effect on reported net income and earnings per share for the years ended December 31, 2004 and 2003 may not be representative of the effects on reported net income or earnings per share for future years.

(j)	Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which represents short-term highly liquid investments.

(k)	Financial Instruments With Off-Balance Sheet Risk

The Company’s off-balance sheet financial instruments are limited to commitments to extend credit and standby letters of credit. The Company’s policy is to record such instruments when funded.

(l)	Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Unallocated shares held by the Company’s ESOP and unvested RRP shares are not included in the weighted average number of shares outstanding. Stock options and unvested stock grants are regarded as common stock equivalents and are considered in earnings per share calculations if dilutive.

(m)	Segment Reporting

The Company’s operations are solely in the financial services industry providing traditional community banking services in the geographical region of Oneida County and surrounding areas in New York State. The Company has determined that it has no reportable segments as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

(n)	Recent Accounting Pronouncements

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. We maintain a postretirement benefit plan that may be impacted by the Act. In

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This FSP provides authoritative guidance on the accounting for the effects of the Act and supersedes FSP FAS 106-1. FSP No. 106-2 is effective for the first interim or annual period beginning after June 15, 2004 which, for the Company, is July 1, 2004. However, if the effects of the Act are not a significant event as defined in FSP No. 106-2, or if benefits under the Company’s plan are not actuarially equivalent to the Medicare benefit, then effects of the Act will be measured at the next measurement date for the plan. The next measurement date for the Company’s postretirement benefit plan is December 31, 2005.

Net periodic benefit costs for postretirement benefits in footnote nine do not reflect any amount associated with the subsidy provided by the Act because the Company was unable to conclude whether the benefits provided by its plan are actuarially equivalent to Medicare Part D under the Act.

Statement of Financial Accounting Standards (SFAS) No. 153 modifies an exception from fair value measurement of non-monetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supercedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005. The effect of this new standard on the Company’s financial position and results of operations is not expected to be material upon and after adoption.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) establishes accounting standards for transactions in which a company exchanges its equity instruments for goods or services. In particular, this Statement will require companies to record compensation expense for all share-based payments, such as employee stock options, at fair market value. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (the Company’s fiscal period beginning July 1, 2005). The Company is currently reviewing the effect of this Statement on its consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(3)	Securities
Securities are summarized as follows (in thousands):
	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
U.S. Government agencies	$2,244	$81	$-	$2,325
State and Municipal obligations	7,004	262	-	7,266
Mortgage-backed securities
FNMA	126	3	-	129
FHLMC	840	43	-	883
Corporate bonds	3,024	92	-	3,116

Total debt securities	13,238	481	-	13,719
FHLB stock	1,103	-	-	1,103
Equity and other securities	2,500	172	-	2,672

	$16,841	$653	$-	$17,494

Held-to-maturity:
U.S. Government securities	$1,320	$-	$7	$1,313
Mortgage-backed securities	-	-
GNMA	100	8	-	108
FHLMC	6	-	-	6
Other bonds	197	-	-	197

	$1,623	$8	$7	$1,624

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

	December 31, 2003
	Amortized Cost	Gross unrealized gains	Gross Unrealized Losses		Fair Value

Available-for-sale:
U.S. Government agencies	$3,457	$136	$		$3,593

State and Municipal obligations	8,654	501		-	9,155
Mortgage-backed securities
FNMA	252	-		8	244
FHLMC	1,447	77		-	1,524
Corporate bonds	6,499	299		-	6,798

Total debt securities	20,309	1,013		8	21,314
FHLB stock	905	-		-	905
Equity and other securities	3,792	317		-	4,109

	$25,006	$1,330		$8	$26,328

Held-to-maturity:
U.S. Government securities	$1,463	$29		$-	$1,492
Mortgage-backed securities
GNMA	151	13		$-	164
FHLMC	1,025	12		$-	1,037
Other bonds	151	-		-	151

	$2,790	$54		$-	$2,844

FHLB stock is carried at cost since fair values are not readily determinable.

At December 31, 2004, four agency investments had a combined unrealized loss of $7,000. These investments were in an unrealized loss position for four consecutive months at December 31, 2004. The unrealized loss represents aggregate depreciation of 0.5% of the Company’s amortized cost basis in these securities. At December 31, 2003, one agency investment had a combined unrealized loss of $8,000. The investment was not valued below cost basis in the month prior to that. The unrealized loss represents aggregate depreciation of 3.2% of the Company’s amortized cost basis in these securities.

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

	December 31, 2004
	Amortized cost	Fair Value
Available-for-sale:
Due within one year	$3,566	$3,616
Due after one year through
five years	7,729	8,068
Due after five years through
ten years	1,657	1,728
Due after ten years	286	307

	$13,238	$13,719

Held-to-maturity:
Due within one year	$100	$99
Due after one year through
five years	1,274	1,272
Due after five years through
ten years	60	64
Due after ten years	189	189

	$1,623	$1,624

Gross gains of $176,000 and $348,000 were realized on sales of securities in 2004 and 2003, respectively.

The majority of the Company’s equity holding represent investments in a mutual fund which purchases blue chip common stocks. The downturn in the equity markets during 2002 and 2003 caused a decrease in the market value of the fund. During the third quarter of 2003, in connection with its ongoing review of long term asset values, the Company determined that this investment had been other than temporarily impaired, as defined by generally accepted accounting principles. Accordingly, an impairment charge of $1.0 million (pre-tax) was recorded to lower the carrying value of this security to the current fair market value of $5.1 million. This charge reduced 2003 net earnings by $636,000, or $0.15 per diluted share. As this investment is classified as an available for sale security, stockholders equity had already been reduced by the amount of the unrealized loss, net of taxes. The “other than temporary” write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. During the fourth quarter of 2003, the Company sold approximately one-third of its investment in this fund, realizing book gains of $101,000 over the revised carrying value of the shares sold. Throughout 2004, the Company sold approximately thirty percent of the original investment, realizing book gains of $167,000. As a condition of the approval of the Company’s Charter Conversion on April 27, 2004, the OTS has required that the Company liquidate its holdings in this mutual fund within two years of that date.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Securities pledged at year end 2004 and 2003 had a carrying amount of $1.2 million and $2.4 million. These securities collateralize state and Treasury department programs. At year end 2004 and 2003, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

(4)	Loans
Loans are summarized as follows (in thousands) at December 31:
	2004	2003
Mortgage loans:
Residential (1-4 family)	$114,138	$96,217
Commercial	49,364	50,239
Construction and land	5,469	4,197

Total Mortgage loans	168,971	150,653

Other loans:
Commercial	21,507	19,171
Automobile loans	15,529	15,780
Property improvement
and equipment	12,766	9,460
Other consumer	14,499	14,401

Total Other loans	64,301	58,812

Total Loans	$233,272	$209,465

The Company serviced loans for third parties totaling $3,977,000 and $4,327,000 at December 31, 2004 and 2003 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended December 31,
	2004	2003
Balance at beginning of period	$1,809	$1,730
Provision charged to operations	390	510
Loans charged off	(384)	(540)
Recoveries	185	109

Balance at end of period	$2,000	$1,809

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

The Company’s recorded investment in loans that are considered impaired totaled $268,000 and $284,000 at December 31, 2004 and 2003, respectively. These impaired loans carried allowances of $94,000 at December 31, 2004 and $85,000 as of year-end 2003. The average recorded investment in impaired loans was $272,000 and $320,000 in 2004 and 2003, respectively. The Company recognized no interest on impaired loans during the years ended December 31, 2004 and 2003.

The principal balances of loans not accruing interest amounted to $743,000 and $1,340,000 at December 31, 2004 and 2003, respectively. Loans 90 days past due and accruing interest amounted to $86,000 and $66,000 at December 31, 2004 and 2003, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2004 and 2003 was $53,300 and $83,800, respectively. There are no commitments to extend further credit on non-accruing loans.

A substantial portion of the Company’s loans are mortgage and consumer loans in Oneida County. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in market conditions in this area. A majority of the Company’s loan portfolio is secured by real estate. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

(5)	Premises and Equipment
Premises and equipment at December 31 are summarized as follows (in thousands):

	2004	2003
Land	$1,404	$1,404
Buildings and improvements	5,119	5,110
Furniture and equipment	6,537	6,312

	13,060	12,826
Less accumulated depreciation and
amortization	8,557	8,127

	$4,503	$4,699

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $496,000 and $435,000 during the years ended December 31, 2004 and 2003, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(6)	Deposits
Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):
2004
Within one year	$45,942
One through two years	11,724
Two through three years	5,308
Three through four years	2,565
Four through five years	3,415

Total time deposits	$68,954

At December 31, 2004 and 2003, time deposits with balances of $100,000 or more totaled approximately $10,995,000 and $10,418,000, respectively.
Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):
	2004	2003
Savings	$732	$911
Money market	74	89
Time	1,630	2,001
Other interest bearing	58	36

	$2,494	$3,037

(7)	Borrowings
The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. The following is a summary of advances from the FHLB at December 31 (in thousands):

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

	2004	2003
Bearing interest at 2.30% fixed, due 12/15/04	-	$4,500
Bearing interest at 2.62% fixed, due 3/15/05	$4,500	-
FHLB Overnight Line of Credit, bearing interest at 2.38%	4,000	-

The Company is indebted to the FHLB under the following amortizing notes. The Company has a blanket pledge on their one-to-four family mortgage loans as collateral for these borrowings.
	2004	2003
Bearing interest at 6.79% fixed, due 9/15/04	-	$2,312
Bearing interest at 3.67% fixed, due 7/3/15	$2,728	2,933
Bearing interest at 3.36% fixed, due 7/3/13	4,869	5,345
Bearing interest at 3.59% fixed, due 11/26/08	2,746	3,000

The following table summarizes the combined aggregate amount of maturities for the above advances and notes for each of the five years after December 31, 2004, as well as remaining maturities beyond five years:

Due in one year	$9,468
Due one through two years	1,003
Due two through three years	1,038
Due three through four years	2,709
Due four through five years	810
Due past five years	3,815

Total	$18,843

At December 31, 2004, the Company had additional availability on its FHLB line of credit of $22.2 million. This line of credit is subject to periodic review and renewal.

(8)	Income Taxes
The components of income tax expense attributable to income from operations for the years ended December 31 consist of (in thousands):

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

	2004	2003
Current:
Federal	$1,141	$479
State	166	95

	1,307	574

Deferred:
Federal	72	270
State	(43)	(58)

	29	212

	$1,336	$786

Actual tax expense differs from “expected” tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2004	2003
Computed "expected" tax expense	$1,270	$790
Increases (decreases) in income taxes
resulting from:
State taxes, net of Federal tax benefit	82	25
Tax exempt interest	(138)	(131)
Non-deductible ESOP expense	116	81
Other, net	6	21

	$1,336	$786

	35.8%	33.8%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2004	2003
Deferred tax assets:
Allowance for loan losses	$670	$585
Accrued postretirement benefits	875	851
Deferred compensation	378	340
Capital loss carry-forward	66	184
State tax credit carry-forward	61	43
Other	96	83

Total gross deferred tax assets	2,146	2,086

Deferred tax liabilities:
Depreciation	226	190
Prepaid pension cost	721	670
Undistributed income of subsidiary	57	68
Unrealized gains on available-
for sale securities	261	529
Deferred loan costs	108	79
Other	-	17

Total gross deferred tax liabilities	1,373	1,553

Net deferred tax assets	$773	$533

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank’s Federal and state base-year reserves of approximately $3.4 million at December 31, 2004, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank’s stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2004 with respect to the base-year reserve was approximately $1.3 million.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(9)	Pension and Postretirement Benefits
The following table sets forth the changes in the Company’s pension and postretirement plans’ accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2004 and 2003:

	Pension benefits		Postretirement benefits
(in thousands)	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$7,072	$7,426	$2,323	$2,014
Service cost	-	49	33	26
Interest cost	432	446	142	136
Amendments and settlements	(198)	(15)	-	72
Actuarial loss	6	386	102	222
Curtailment	-	(891)	-	-
Benefits paid	(338)	(329)	(176)	(168)
Participant contributions	-	-	66	21

Benefit obligation at end of year	6,974	7,072	2,490	2,323

Change in plan assets:
Fair value of plan assets
at beginning of year	7,293	6,579	-	-
Actual return on plan assets	693	758	-	-
Employer contributions	-	300	110	147
Settlements	(197)	(15)	-	-
Participant contributions	-	-	66	21
Benefits paid	(338)	(329)	(176)	(168)

Fair value of plan assets at end of year	7,451	7,293	-	-

Funded status	477	221	(2,490)	(2,323)
Unrecognized net actuarial loss (gain)	1,378	1,504	229	127
Unrecognized prior service cost	-	-	12	11

Prepaid (accrued) benefit cost	$1,855	$1,725	$(2,249)	$(2,185)

Assumptions as of measurement dates: Pension
September 30; Postretirement December 31:
Discount rate	6.125%	6.25%	6.25%	6.25%
Expected return on plan assets	9.00%	9.00%	-	-
Rate of compensation increase	N/A	N/A	-	-

The long term rate of return on plan assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5-9% and 2-6%, respectively. The long term

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

inflation rate was estimated to be 3%. When these overall return expectations are applied to the plan’s target allocation, the expected rate of return is determined to be 9%, which is roughly the midpoint of the range of expected return.

The Company’s pension plan weighted average allocations at September 30, 2004 and 2003, by asset category are summarized in the following table:

	Plan assets at September 30,
Asset Category	2004	2003
Equity Securities	69%	62%
Debt Securities	31%	38%

Total	100%	100%

The Company’s long-term investment objective is to be invested 65% in equity securities and 35% in debt securities. Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the “Trust”), a no load series open-ended mutual fund. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”). If the plan is underfunded under the Guidelines, the bond fund will be temporarily increased to 50% in order to lessen asset volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target.

This investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long term. In addition, investment managers for the Trust are expected to provide above average performance when compared to their peer managers. Performance volatility is also monitored. Risk volatility is further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.

For the fiscal year ended December 31, 2005, the Company expects to make no contributions to the pension plan. The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Asset Category	Pension Benefits	Postretirement Benefits
Fiscal 2005	$431	$132
Fiscal 2006	438	137
Fiscal 2007	442	138
Fiscal 2008	449	143
Fiscal 2009	459	147
Fiscal 2010-2014	2,490	820

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

The components of net periodic benefit cost include the following:

	Pension benefits		Postretirement benefits
(in thousands)	2004	2003	2004	2003
Service cost	$-	$49	$33	$26
Interest cost	432	446	142	136
Expected return on assets	(642)	(581)	-	-
Curtailment charge	-	31
Amortization	80	109	(1)	(1)

Net periodic (benefit) cost	$(130)	$54	$174	$161

In December of 2002, the Company’s Board of Directors amended the defined benefit pension plan to cease the accrual of further benefits.

There is no assumed increase in the per capita cost of current health care benefits since the employer contributions are fixed with the retiree paying for any cost increases. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”) was signed into law. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least “actuarially equivalent” to the Medicare benefit. These provisions of the Medicare Act will affect accounting measurements under SFAS No. 106. Accordingly, the FASB staff has issued guidance allowing companies to recognize or defer recognizing the effects of the Medicare Act in annual financial statements for fiscal years ending after enactment of the Medicare Act. The Company has elected to defer recognizing the effects of the Medicare Act in its December 31, 2004 consolidated financial statements. Accordingly, the reported measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not include the effects of the Medicare Act. When issued, the specific authoritative literature on accounting for the federal subsidy could require the Company to revise its previously reported information.

(10)	Stock Option Plan
On May 3, 2000, the Company’s shareholders approved the Rome Bancorp, Inc. 2000 Stock Option Plan (the “Stock Option Plan”). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company and an incentive to encourage such persons to remain with the Company.

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

2004 and 2003 the remaining contractual life of these options was 5.5 years and 6.5 years, respectively.

The following table presents the stock option activity for the years ended December 31, 2004 and 2003 (in thousands):

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	119,560	$4.96	142,710	$4.96
Exercised	(6,560)	4.96	(23,150)	4.96

Outstanding at end of year	113,000	4.96	119,560	4.96

Exercisable at end of year	79,280	$4.96	52,120	$4.96

(11)	Recognition and Retention Plan
The Company’s shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan (“RRP”) on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

During 2000, 52,800 shares were awarded under the RRP. The shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and is being amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $52,000 was recorded in both 2004 and 2003. The remaining unearned compensation cost is shown as a reduction of shareholders’ equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

(12)	Other Employee Benefits
The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 15% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

Contributions to the defined contribution 401(k) Savings Plan were $72,000 and $63,000 during the years ended December 31, 2004 and 2003, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

In connection with establishing the ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 199,965 shares of the Company’s common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2004, 79,983 shares had been released or committed to be released and 119,982 remained as unallocated shares. The fair value of the unallocated shares on December 31, 2004 was $3,479,000. The Company recognized compensation expense of $403,000 and $300,000 in 2004 and 2003, respectively in connection with the ESOP.

(13)	Comprehensive Income (Loss)
Comprehensive income represents net income and other comprehensive income which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):
	Years ended December 31,
	2004	2003
Unrealized holding gains (losses)
arising during the period	$(494)	$139
Other than temporary write-down of securities	-	1,041
Reclassification adjustment for net realized
gain included in net income	(176)	(348)

Other comprehensive income (loss), before tax	(670)	832
Deferred tax expense (benefit)	(268)	333

Other comprehensive
income (loss), net of tax	$(402)	$499

(14)	Commitments and Contingencies
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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s evaluation of the customer’s financial position. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Substantially all commitments to extend credit, if exercised, will represent loans secured by real estate.

At December 31, 2004 and 2003 the Company was committed to originate mortgage and other loans of approximately $7,254,000 and $9,519,000, respectively. At December 31, 2004 and December 31, 2003, the Company’s fixed rate loan commitments totaled $1,611,000 and $2,894,000, respectively. The range of interest rates on these fixed rate commitments was 5.0% to 7.75% at December 31, 2004 and 4.75% to 5.875% at December 31, 2003.

Commitments under unused lines of credit and letters of credit were approximately $11,267,000 and $9,074,000 at December 31, 2004 and 2003, respectively.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; An Interpretation of FASB Statements No. 5, 57 and 107 and recission of FASB Interpretation No. 34.” FIN No. 45 requires certain new disclosures and potential liability recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual or notional amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls its credit risk through credit approvals, limits, and monitoring procedures.

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Company.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(15)	Earnings Per Share
The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2004	2003
Basic earnings per share:
Net Income available to common shareholders	$2,400	$1,537

Weighted average basic shares outstanding	4,094	4,116

Basic earnings per share	$0.59	$0.37

Diluted earnings per share:
Net Income available to common shareholders	$2,400	$1,537

Weighted average basic shares outstanding	4,094	4,116
Effect of dilutive securities:
Stock options	97	108
Unearned compensation	8	11

Weighted average diluted shares outstanding	4,199	4,235

Diluted earnings per share	$0.57	$0.36

(16)	Shareholders’ Equity and Regulatory Matters
The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $764,000 at December 31, 2004.

The Company’s ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years.

The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies and the Bank is a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company is a Delaware corporation and is regulated as a savings and loan holding company by the OTS. Prior to conversion to a federal charter on April 27, 2004, the Bank was a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established capital levels for which insured institutions are categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized.

As of August 23, 2004, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank’s category. Management believes, as of December 31, 2004, that the Company and Bank meet all capital adequacy requirements to which they are subject.

The Board of Directors of Rome, MHC determines whether the MHC will waive or receive cash dividends declared by the Company each time the Company declares a cash dividend, which is expected to be on a quarterly basis. The MHC may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The OTS has indicated that it does not object to the waiver of cash dividends by the MHC subject to the following: (i) the MHC must restrict the Company’s retained earnings by the dollar amount of dividends waived by the MHC; (ii) the Bank notifies the OTS prior to paying any cash dividends to the Company if such a capital distribution becomes necessary; (iii) the Board of Directors of the MHC must ratify the determination that the dividend waiver is consistent with the director’s fiduciary duties to the members of the federally chartered mutual holding company. As of December 31, 2004 and 2003, the retained earnings of the Company that were restricted due to the dividend waiver by the MHC were $1.2 million and $0, respectively.

The Company converted to a savings and loan holding company from a bank holding company on April 27, 2004, at which time it was no longer subject to formula based capital requirements at the holding company level. However, the Company is required by OTS regulation to maintain adequate capital to support its business activities.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

The following is a summary of the Company’s and Bank’s actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the OTS and FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

	Actual		Minimum capital adequacy requirements		To be classified as well-capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital (to risk
weighted assets):
Bank	$29,164	15.4%	$15,725	>= 8%	$18,987	>= 10%
Tier 1 Capital (to risk
weighted assets):
Bank	29,489	15.5%	7,862	>= 4%	11,393	>= 6%
Tier 1 Capital (to
adjusted assets):
Bank	29,489	11.0%	8,025	>= 3%	13,368	>= 5%
As of December 31, 2003:
Total capital (to risk
weighted assets):
Company	$37,797	19.2%	15,760	>= 8%		N/A
Bank	$34,392	17.5%	$15,725	>= 8%	$19,656	>= 10%
Tier 1 Capital (to risk
weighted assets):
Company	35,846	18.2%	7,880	>= 4%		N/A
Bank	32,441	16.5%	7,862	>= 4%	11,793	>= 6%
Tier 1 Capital (to
average assets):
Company	35,846	13.7%	7,859	>= 3%		N/A
Bank	32,441	12.1%	8,025	>= 3%	13,375	>= 5%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Following is a reconciliation of Rome Bancorp’s Consolidated generally accepted accounting principles (“GAAP”) capital to regulatory Tier 1 capital at December 31, 2003 and a reconciliation of Rome Savings’ GAAP capital to regulatory Tier 1 capital at December 31, 2004.

	December 31, 2004	December 31, 2003
GAAP Capital	$29,880	$36,639
Less: Unrealized gains on available-for-sale securities, net of	(391)	(793)
tax
Tier 1 Capital	$29,489	$35,846

Plus: Allowance for loan losses	2,000	1,809
Allowed unrealized gain on available-for-sale securities	294	142
Less: Real estate held for investment	(347)	-
Other investments required to be deducted	(2,272)	-

Total Regulatory Capital	$29,164	$37,797

(17)	Fair Value of Financial Instruments

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

Borrowings: Fair values of long-term borrowings are estimated using a discounted cash flow approach, based on current market rates for similar borrowings. The fair value of accrued interest approximates carrying value.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Off-balance-sheet instruments: Fair values for the Company’s off-balance-sheet instruments (lines of credit and commitments to fund loans) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of these financial instruments is immaterial and has therefore been excluded from the table below.

The estimated carrying values and fair values of the Company’s financial instruments for December 31 are as follows (in thousands):

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$6,929	$6,929	$14,055	$14,055
Securities available for sale	17,494	17,494	26,328	26,328
Securities held to maturity	1,623	1,624	2,790	2,844
Loans, net	231,272	231,364	207,656	210,697
Accrued interest receivable	1,002	1,002	1,205	1,205
Financial liabilities:
Non-interest bearing deposits	26,390	26,390	27,054	27,054
Interest bearing deposits	182,397	181,707	176,136	176,710
Borrowings	18,843	18,536	18,090	18,303
Accrued interest payable	37	37	65	65

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

Years ended December 31, 2004 and 2003

(18)	Parent Company Only Financial Statements

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2004 and 2003 and statement of income and statement of cash flows for the years ended December 31, 2004 and 2003 (in thousands):

Condensed Balance Sheet	2004	2003

Assets:
Cash and due from banks	$4,428	$2,189
Investment in subsidiary bank	29,879	33,234
Loan receivable from ESOP	643	690
Other assets	1,355	817

Total assets	$36,305	$36,930

Total liabilities	$47	$291
Total shareholders' equity	36,258	36,639

Total liabilities and shareholders' equity	$36,305	$36,930

Condensed Statement of Income
Interest income	$94	$79
Dividends from subsidiary bank	6,000	4,500

Total operating income	6,094	4,579

Other operating expenses	269	294

Income before income taxes and dividends in
excess of net income	5,825	4,285
Dividends in excess of net income	(3,425)	(2,748)

Net income	$2,400	$1,537

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Condensed Statement of Cash Flows	2004	2003

Operating activities:
Net income	$2,400	$1,537
Adjustments to reconcile net income to cash
provided by operating activities:
Dividends in excess of net income of subsidiary bank	3,425	2,748
Increase in other assets	(449)	(164)
Decrease in other liabilities	(244)	(142)
Tax benefit from exercise of stock options	59	116

Net cash provided by operating activities	5,191	4,095

Investing activities:
Decrease in loan to ESOP	47	44

Net cash provided by investing activities	47	44

Financing activities:
Purchase of treasury stock	(2,045)	(1,028)
Dividends	(987)	(1,226)
Exercise of stock options	33	121

Net cash used in financing activities	(2,999)	(2,133)

Net increase in cash and cash equivalents	2,239	2,006
Cash and cash equivalents at beginning of year	2,189	183

Cash and cash equivalents at end of year	$4,428	$2,189

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(19)	Plan of Conversion and Reorganization

On November 11, 2004, the Boards of Directors of Rome, MHC (the “Mutual Holding Company”), the Company and The Rome Savings Bank (the “Bank”) (collectively, “Rome”) unanimously adopted a Plan of Conversion and Agreement and Plan of Reorganization (the “Plan of Conversion”), under the terms of which Rome will undertake a “second-step” conversion, and the Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure. The MHC owns approximately 61.5% of the common stock of the Company.

Pursuant to the Plan of Conversion: (i) the Bank will become a wholly owned subsidiary of a to-be-formed Delaware corporation (“New Holding Company”), (ii) the shares of common stock of the Company held by persons other than the Mutual Holding Company (whose shares will be canceled) will be converted into shares of common stock of the New Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iii) the New Holding Company will offer and sell shares of its common stock to members of the Mutual Holding Company, shareholders of the Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion. The highest priority will be depositors with qualifying deposits as of September 30, 2003.

The conversion will be accounted for as a change in corporate form with no resulting change in the historical basis of the Company’s assets, liabilities and equity. Direct offering costs are being deferred and will be deducted from the proceeds of the shares sold in the offering. If the conversion is not completed, all costs will be charged to expense. As of December 31, 2004 $418,000 of costs had been deferred.

Also pursuant to the Plan of Conversion, the Bank will terminate the liquidation account it established in connection with its mutual holding company reorganization and minority stock issuance and such account shall be replaced by a new liquidation account created by the Bank as of the closing date of the “second-step” conversion. The new “liquidation account” will be for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the plan of conversion) in an amount equal to the greater of (i) Rome, MHC ownership interest in the retained earnings of the Company as of the date of its latest balance sheet contained in this prospectus, or (ii) the retained earnings of the Bank at the time that the Bank reorganized into the Mutual Holding Company in 1999. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at the Bank would be entitled, in the event of a complete liquidation of the Bank after the conversion, to a pro rata interest in the liquidation account prior to any payment to the stockholders of the new holding company. The liquidation account will be reduced annually on December 31 to the extent that Eligible Account Holders and Supplemental Eligible Account Holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in deposits will not restore such account holder’s interest in the liquidation account. Subsequent to the conversion, the Bank may not pay cash dividends or make other capital distributions if the effect thereof would be to reduce its stockholders’ equity below the amount of the liquidation account.

The transactions contemplated by the Plan of Conversion are subject to approval of the Company’s shareholders, the members of the Mutual Holding Company and regulatory agencies. The Company anticipates that the transactions will be completed in March of the 2005 calendar year. After the conversion, the Bank’s deposits will continue to be insured by the Federal Deposit Insurance Corporation and the Bank and the New Holding Company will be regulated by the Office of Thrift

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Supervision. Depositors will continue to hold accounts in the Bank identical as to dollar amount, rate of return and general terms (other than voting and liquidation rights). Borrowers’ loans will be unaffected by the conversion and will remain contractually fixed as they existed prior to the conversion. The normal business of the Bank is accepting deposits and making loans and will continue without interruption in its existing offices.

Upon completion of the conversion and stock offering, the Company’s ability to pay dividends will continue to be dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements and maintaining the required amount in the liquidation account. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years. Further, under the OTS’ conversion regulations, the Company may not return any capital, other than ordinary dividends, to its stockholders during the three years following the conversion and stock offering.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

Directors of Rome Bancorp, Inc. & The Rome Savings Bank
Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer

Bruce R. Engelbert
Retired, Former Owner and President, Engelbert's Jewelers, Inc.

David C. Grow
Partner, law firm of McMahon & Grow

Kirk B. Hinman
President, Rome Strip Steel Company, Inc.

T. Richard Leidig
Business Consultant

Richard H. McMahon
Partner, law firm of McMahon & Grow

Marion C. Scoville
Retired, Former Corporate Secretary and Executive Assistant
to the President, The Rome Savings Bank

Michael J. Valentine
President, Mele Manufacturing Company, Inc.

Executive Officers of The Rome Savings Bank
Charles M. Sprock
President and Chief Executive Officer

David C. Nolan
Treasurer and Chief Financial Officer

James F. Sullivan
Vice President, Senior Loan Officer

D. Bruce Fraser
Vice President, IT, Human Resources and Security

C. Francis Thalmann
Vice President, Operations and Branch Administration

George L. Barzee
Vice President, Sales and Residential Lending

Sandra L. Smith
Vice President, Consumer Loans	Corporate Information
Transfer Agent and Registrar
Inquiries regarding stockholder administration
and services should be directed to:

  Registrar and Transfer Company
  10 Commerce Drive
  Cranford, NJ 07016-3572
  (800) 368-5948

Independent Auditors
Crowe Chizek and Company LLC
354 Eisenhower Pkwy., Suite 2050
Livingston, NJ 07039
(973) 422-2420

Special Legal Counsel
Thacher Proffitt & Wood LLP
1700 Pennsylvania Avenue, NW
Suite 800
Washington, DC 20006
(202) 347-8400

Stock Information
Rome Bancorp's common stock trades on the
Nasdaq National Market System under the
symbol "ROME".

Investor Relations
Inquiries regarding The Rome Savings Bank
and Rome Bancorp, Inc. should be directed to:

       Charles M. Sprock
       The Rome Savings Bank
       100 W. Dominick Street
       Rome, NY 13440-5810
       (315) 336-7300

Annual Meeting of Stockholders
Rome Bancorp's Annual Meeting of Stockholders
will be held at 6:00 p.m. local time, on
Wednesday, June 1, 2005, at the main office of
The Rome Savings Bank, 100 W. Dominick
Street, Rome, New York, 13440-5810. Holders
of common stock as of March 11, 2005 will
be eligible to vote.