Form 10-K, Exhibit 13
period 2005-12-31
ROME BANCORP INC
filed 2006-03-27
CIK 1088144

EXHIBIT 13.1

The summary information presented below at or for each of the five years in the period ended December 31, 2005 is derived in part from and should be read in conjunction with the consolidated financial statements and notes thereto included with this Annual Report.

	SELECTED FINANCIAL AND OTHER DATA
	(in thousands)

	At December 31,

	2005	2004	2003	2002	2001

Selected Financial Condition Data:
Total assets	$308,853	$268,152	$261,939	$250,075	$247,437
Loans, net	251,918	231,272	207,656	181,564	167,607
Securities	11,882	19,117	29,118	43,207	46,969
Total cash and cash equivalents	34,235	6,929	14,055	15,698	23,922
Total deposits	201,468	208,787	203,190	194,924	189,216
Borrowings	9,374	18,843	18,090	14,920	16,857
Total equity	93,478	36,258	36,639	36,193	36,364
Allowance for loan losses	1,960	2,000	1,809	1,730	1,597
Non-performing loans	947	829	1,406	1,516	755
Non-performing assets	947	829	1,608	1,571	755

	2005	2004	2003	2002	2001

Selected Operating Data:
Interest income	$16,535	$14,498	$14,810	$15,509	$17,006
Interest expense	3,036	3,042	3,614	4,981	7,201

Net interest income	13,499	11,456	11,196	10,528	9,805
Provision for loan losses	115	390	510	330	325

Net interest income after provision for loan losses	13,384	11,066	10,686	10,198	9,480
Non-interest income:
Service charges and other income	1,921	1,596	1,165	1,130	1,039
Net gain (loss) on securities transactions	105	176	(693)	132	47

Total non-interest income	2,026	1,772	472	1,262	1,086
Total non-interest expense	9,977	9,102	8,835	7,707	7,201

Income before income taxes	5,433	3,736	2,323	3,753	3,365
Income taxes	2,031	1,336	786	1,268	1,058

Net income	$3,402	$2,400	$1,537	$2,485	$2,307

	At or for the Year Ended December 31,

	2005	2004	2003	2002	2001

Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.37	$0.26	$0.16	$0.27	$0.23
Diluted earnings per share	$0.36	$0.25	$0.16	$0.26	$0.23
Return on average assets	1.13%	0.91%	0.59%	1.00%	0.94%
Return on average equity	4.29%	6.67%	4.16%	6.86%	6.09%
Net interest rate spread (tax equivalent)	4.27%	4.41%	4.27%	3.95%	3.42%
Net interest margin (tax equivalent)	4.80%	4.73%	4.70%	4.56%	4.31%
Non-interest expense to average assets	3.31%	3.45%	3.42%	3.09%	2.93%
Efficiency Ratio (1)	64.09%	68.72%	70.22%	64.85%	65.05%
Average interest earning assets to average interest-bearing liabilities	149.44%	125.61%	128.15%	128.68%	129.02%

Capital Ratios:
Average equity to average assets	26.27%	13.63%	14.29%	14.52%	15.40%
Equity to total assets at end of period	30.27%	13.52%	13.99%	14.47%	14.70%
Book value per share	$9.66	$8.57	$8.55	$8.41	$8.22

Regulatory Capital Ratios: (2)
Core capital (Tier 1 capital)	18.96%	11.03%	13.68%	14.90%	14.54%
Total Risk-based capital	28.04%	15.36%	19.19%	21.24%	21.75%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.37%	0.36%	0.67%	0.83%	0.45%
Nonperforming assets as percent of total assets	0.31%	0.31%	0.61%	0.63%	0.31%
Allowance for loan losses as a percent of loans	0.77%	0.86%	0.86%	0.94%	0.94%
Allowance for loan losses as a percent of non-performing loans	207.0%	241.3%	128.7%	114.1%	211.5%

Other Data:
Number of:
Deposit accounts	34,864	35,136	34,443	32,776	32.446
Full service offices	4	4	4	4	4

Note:	All per share amounts have been adjusted to reflect the Company’s second step stock conversion effective March 30, 2005 as well as a three-for-two stock split effective June 16, 2003.

(1)	Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

(2)

The regulatory capital ratios for the year ended December 31, 2005 and 2004 are for Rome Savings Bank only; the regulatory capital ratios for all other periods are for Rome Savings Bank and Rome Bancorp, Inc. on a consolidated basis. Due to Rome Savings Bank’s conversion to a Federal savings bank on April 27, 2004, Rome Bancorp, Inc. is no longer subject to formula based capital requirements at a holding Company level.

Management’s Discussion and Analysis

Forward-Looking Statements

Statements included in this discussion and in future filings by Rome Bancorp, Inc. with the Securities and Exchange Commission, in Rome Bancorp, Inc. press releases, and in oral statements made with the approval of an authorized executive officer, which are not historical or current facts, are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Rome Bancorp, Inc. wishes to caution readers not to place undue reliance on such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect Rome Bancorp, Inc.’s actual results, and could cause Rome Bancorp, Inc.’s actual financial performance to differ materially from that expressed in any forward-looking statement: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) revenues may be lower than expected; (3) changes in the interest rate environment may reduce interest margins; (4) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which the Company is engaged; (6) competitors may have greater financial resources and developed products that enable such competitors to compete more successfully than the Company; and (7) adverse changes may occur in the securities markets or with respect to inflation. The foregoing list should not be construed as exhaustive, and Rome Bancorp, Inc. disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

General

Rome Bancorp, Inc. (the “Company”) commenced operations on October 6, 1999, when The Rome Savings Bank (the “Bank” or “Rome Savings” ) converted from a New York mutual savings bank to a New York mutual holding company structure whereby the Bank became a wholly-owned subsidiary of the Company, a majority owned subsidiary of Rome, MHC. In connection with the reorganization, the Company sold 2,397,548 shares of common stock to the public and issued 102,023 shares to The Rome Savings Bank Foundation and 2,601,594 shares to Rome, MHC, its mutual holding company parent.

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

On March 30, 2005, Rome, MHC converted from mutual to stock form (the “Conversion”). In connection with the Conversion, the 61.5% of outstanding shares of Rome Bancorp common stock owned by Rome MHC were sold to depositors of the Bank and the public (the “Offering”). Completion of the Conversion and Offering resulted in the issuance of 9.6 million shares of common stock. A total of 5.9 million shares were sold in subscription, community and syndicated offerings, at $10.00 per share, and an additional 3.7 million shares were issued to the former public stockholders of the Company based upon an exchange ratio of 2.26784 new shares for each share of Rome Bancorp common stock held as of the close of business on March 30, 2005. Following the completion of the Conversion and Offering, the Company was succeeded by a new, fully public, Delaware corporation with the same name and Rome MHC ceased to exist.

The Company’s sole business is conducted by its wholly-owned subsidiary, the Bank. The Bank’s principal business is accepting deposits from the general public and using those deposits to make residential and commercial real estate loans, as well as commercial and consumer loans to individuals and small businesses primarily in Oneida County and also elsewhere in New York State. The Bank also invests in long and short-term marketable securities and other liquid investments.

2005 Highlights and Overview

The following discussion focuses on the factors affecting the consolidated financial condition of the Company as of the two years ended December 31, 2005 and 2004 and the Company’s results of operations for the three years ended December 31, 2005. The consolidated financial statements and related notes for the three years ended December 31, 2005 should be read in conjunction with this review.

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

Net income for 2005 was $3.4 million as compared to $2.4 million in the prior year. The significant factors and trends impacting 2005, which are discussed in greater depth below, were as follows:

•

2005 net interest income before loan loss increased by $2.0 million or 17.8% over the prior year. This improvement is principally due to an increase in average earning assets of $38 million, or 15.4%, that was the result of the Company’s stock conversion and offering in March of 2005. The Company’s ratio of interest earning assets to interest bearing liabilities increased to 149.44% in 2005 from 125.61% in the prior year, while net interest margin increased to 4.80% in 2005 from 4.73% in 2004.

•

The Company’s provision for loan losses was $115,000 in 2005, a decrease of $275,000 from $390,000 in the prior year, primarily due to a large recovery on a prior year charge off and continued improvement in the Company’s asset quality.

•

Non-interest income increased $254,000 in 2005 primarily due to the recovery of costs incurred that were related to the above mentioned prior year charge off, as well as increases in fee revenue. Gains on securities sales were $105,000 in 2005, down from $176,000 in 2004, as the Company sold fewer securities.

•

Non-interest expense was $10.0 million in 2005, up from $9.1 million in the prior year. Much of this increase is attributable to administrative costs incurred related to professional services, wages and higher equipment maintenance costs.

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

Managing interest rate risk is of primary importance to Rome Bancorp. The responsibility for interest rate risk management is the function of Rome Bancorp’s Asset/Liability Committee (“ALCO”), which includes the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Vice President and Controller, other members of Senior Management and certain members of Rome Bancorp’s Board of Directors. Rome Bancorp’s ALCO meets at least monthly to review Rome Bancorp’s asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of Rome Bancorp’s interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates.

A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences, and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. Rome Bancorp’s analysis compares net interest income under a scenario of no change from current interest rates with one of a 100, 200 and 300, respectively, basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. Rome Bancorp’s policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2005, based on simulation model results, Rome Bancorp was within these guidelines.

The following table sets forth at December 31, 2005 and 2004 the estimated percentage and dollar change in Rome Bancorp’s net interest income resulting from changes in interest rates over a one year period. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

		2005			2004

		Annual Net Interest Income			Annual Net Interest Income

	Change in Interest Rates in Basis Points(1)	Dollar Amount	Dollar Change From Base	Percentage Change From Base	Dollar Amount	Dollar Change From Base	Percentage Change From Base

		(Dollars in thousands)

	+300	$16,114	$1,691	11.72%	$11,857	$214	1.84%
	+200	15,586	1,163	8.06	11,808	165	1.42
	+100	15,033	610	4.23	11,756	113	0.97
	Base	14,423	—	—	11,643	—	—
	-100	13,844	(579)	(4.01)	11,524	119	(1.02)

(1)	Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%

The above table reflects that as of December 31, 2005 Rome Bancorp had a higher risk of volatility in net interest income due to interest rate fluctuations than it had in the previous year. This can primarily be attributed to the large increase in federal funds sold and decrease in federal funds purchased as of December 31, 2005. Federal funds sold, which include the short term investment of the proceeds of our stock conversion and offering, have yields that are modeled to move in direct proportion to changes in interest rates. Federal funds purchased represent overnight borrowings that are also modeled to reprice directly with changes in prevailing interest rates. Federal funds sold increased to $26.8 million at December 31, 2005 from $1.0 million a year earlier, while Federal funds purchased decreased by $4.0 million over the same period. Federal funds held are expected to decline with further long-term investment of the stock proceeds.

Analysis of Net Interest Income.

Average Balances, Interest and Average Yields - The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities includes a tax equivalent adjustment for bank qualified municipals.

	Average Balances, Interest and Average Yields for the years ended

	December 31, 2005				December 31, 2004				December 31, 2003

	Average	Interest Income/	Average Yield/		Average	Interest Income/	Average Yield/		Average	Interest Income/	Average Yield/
	Balance	Expense	Cost		Balance	Expense	Cost		Balance	Expense	Cost

					(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$242,464	$14,993	6.18%		$217,622	$13,437	6.17%		$193,240	$13,092	6.78%
Securities	15,712	864	5.50		23,747	1,212	5.10		38,497	1,828	4.75
Federal funds sold & other interest bearing deposits	26,182	826	3.15		5,117	43	0.85		11,343	111	0.98

Total interest-earnings assets	284,358	16,683	5.87		246,486	14,692	5.96		243,080	15,031	6.18
Noninterest-earning assets	17,396				17,464				15,399

Total assets	$301,754				$263,950				$258,479

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Savings accounts	$95,061	$703	0.74		$94,544	$732	0.77		$89,927	$911	1.01
Time deposits	67,214	1,820	2.71		68,573	1,630	2.38		72,187	2,001	2.77
Money market accounts	6,145	55	0.90		8,827	74	0.84		8,164	89	1.09
Other interest bearing deposits	10,170	65	0.64		7,783	58	0.75		2,684	36	1.36

Total interest-bearing deposits	178,590	2,643	1.48		179,727	2,494	1.39		172,962	3,037	1.76
Borrowings	11,693	393	3.36		16,511	548	3.32		16,717	577	3.45

Total interest-bearing liabilities	190,283	3,036	1.60			3,042	1.55		189,679	3,614	1.91

Noninterest-bearing deposits	27,647				27,162				27,503
Other liabilities	4,558				4,582				4,361

Total liabilities	222,488				227,982				221,543
Shareholders’ equity	79,266				35,968				36,936

Total liabilities and shareholders’ equity	$301,754				$263,950				$258,479

Net interest income		13,647				11,650				11,417
Tax equivalent adjustment on securities		(148)				(194)				(221)

Net interest income per consolidated financial statements		$13,499				$11,456				$11,196

Net interest rate spread			4.27%				4.41%				4.27%
Net interest margin			4.80%				4.73%				4.70%
Ratio of interest-earning assets to interest-bearing liabilities			1.49	x			1.26	x			1.28	x

Rate Volume Analysis analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities.It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates.The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods.The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period.Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Rate Volume Analysis

	Year Ended December 31, 2005			Year Ended December 31, 2004
	Compared to Year Ended December 31, 2004			Compared to Year Ended December 31, 2003

	Increases (decreases) due to			Increases (decreases) due to

	Rate	Volume	Net	Rate	Volume	Net

	(thousands)

Assets:
Interest-earning assets:
Loans	$52	$1,504	$1,556	$(1,178)	$1,523	$345
Securities	62	(410)	(348)	84	(701)	(617)
Federal funds sold & other Interest bearing deposits	602	181	783	(6)	(61)	(67)

Total interest-earnings assets	716	1,275	1,991	(1,100)	761	(339)

Interest-bearing liabilities:
Savings accounts	(33)	4	(29)	(226)	47	(179)
Time deposits	222	(32)	190	(271)	(100)	(371)
Money market accounts	4	(23)	(19)	(22)	7	(15)
Other interest bearing deposits	(12)	19	7	(47)	69	22

Total interest-bearing deposits	181	(32)	149	(566)	23	(543)

Borrowings	5	(160)	(155)	(22)	(7)	(29)

Total interest-bearing liabilities	186	(192)	(6)	(588)	16	(572)

Net change in interest income	$530	$1,467	$1,997	$(512)	$745	$233

Comparison of Financial Condition at December 31, 2005 and December 31, 2004:

The Company’s total assets at December 31, 2005 were $308.9 million, an increase of $40.7 million or 15.2% from $268.2 million at December 31, 2004. The growth in assets during 2005 is primarily attributable to the Company’s successful stock offering and conversion in March of 2005. Cash and cash equivalents increased to $34.2 million at December 31, 2005, from $6.9 million at December 31, 2004, representing stock proceeds that have not yet been deployed to pay down debt or invest in other assets.

Securities available for sale were $10.4 million at December 31, 2005, a decrease of $7.1 million or 40.6% from $17.5 million at December 31, 2004.This decrease is due to maturities, principal reductions and securities sales. Proceeds from the maturities and sale of investment securities were used to fund growth in the Company’s loan portfolio, which currently is producing a higher yield.

Total loans increased $20.6 million or 8.8% to $253.9 million at December 31, 2005 from $233.3 million at December 31, 2004. During the year ended December 31, 2004, Rome Bancorp originated approximately $65.3 million of loans. The majority of the loan growth was in the residential mortgage loan portfolio, which grew by $12.3 million, or 10.8%. Asset quality has remained favorable over the same period as non-performing loans as a percentage of total loans increased slightly from 0.36% at December 31, 2004 from 0.37% at December 31, 2005. The allowance for loan losses as a percent of non-performing loans was 207.0% at December 31, 2005, as compared to 241.3% at December 31, 2004. These ratios are considered appropriate due to the growth in the Company’s residential mortgage portfolio in 2005. Due to stringent underwriting standards, the history of losses on this portfolio is significantly lower than on the remaining loans.

Total deposits decreased by $7.3 million or 3.5% from $208.8 million at the 2004 year-end to $201.5 million at December 31, 2005. The overall decrease in deposits is primarily attributable to decreases in savings, money market and time deposit accounts partially offset by increases in other interest bearing and non interest-bearing deposits. Savings deposits decreased $6.7 million or 7.0% from $95.8 million at December 31, 2004 to $89.1 million at December 31, 2005. Money market account balances decreased by $2.5 million or 33.8% during the past year. Time deposits decreased $2.7 million or 3.9% during 2005. The decline in these deposit categories is attributed to customers seeking higher returns in other investment vehicles as well as an outflow of these deposits to fund purchases of Company stock in the March 2005 stock offering. Non-interest bearing deposits and other interest-bearing deposits increased by $3.6 million, or 13.6%, and $866,000, or 8.5%, respectively, during the year ended December 31, 2005. Growth in these deposits is primarily due to continued growth in consumer checking accounts and the introduction of new business checking products and services in 2005.

Comparison of Results of Operations for the Years Ended December 31, 2005 and December 31, 2004:

General.

Net income for the year ended December 31, 2005 was $3.4 million, an increase of $1.0 million from $2.4 million for the year ended December 31, 2004. The increase in net income was attributable to an increase in net interest income before loan loss provision of $2 million, a decrease in loan loss provision of $275,000, and an increase in non-interest income of $325,000, partially offset by a decrease in gains on securities sales of $71,000, increases in non-interest expense of $876,000 and income tax expense of $695,000.

Net Interest Income.

Net interest income was $13.5 million in 2005, an increase of $2.0 million or 17.8% from $11.5 million in 2004. This increase is principally due to the increase in the average balance of interest earning assets to $284 million in 2005, from $246 million in 2004. The growth in earning assets is directly related to receipt of the proceeds of the Company’s stock offering and conversion in March of 2005. Those proceeds were also utilized to pay down outstanding borrowings bringing the average balances of these interest bearing liabilities to $11.7 million in 2005 versus $16.5 million in 2004. The Company’s ratio of interest earning assets to interest bearing liabilities increased to 149.44% in 2005 from 125.61% in the prior year, while net interest margin increased to 4.80% in 2005 from 4.73% in 2004.

Interest Income.

Interest income increased by $2 million for the year ended December 31, 2005, to $16.5 million as compared to $14.5 million in the year ended December 31, 2004. Interest income earned on the loan portfolio increased to $14.9 million in 2005 from $13.4 million in 2004. The average loan balances increased to $242.5 million in 2005 from $217.6 million in 2004, primarily due to growth in residential lending. The yield on loans in 2005 increased slightly to 6.18% from 6.17% in 2004, due to the effect of prime rate increases throughout 2005 on certain variable rate instruments. Interest and dividend income on securities decreased in 2005 primarily due to a decline in volume. As securities matured, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased to $15.7 million in 2005 from $23.7 million in 2004 while their yields increased to 5.50% from 5.10% over the same period. Interest income of other short-term investments, including federal funds sold, increased to $826,000 in 2005 from $44,000 in 2004, primarily as a result of an increase in volume as well as an increase in the yield of these funds to 3.15% in 2005 from 0.85% in 2004. Average federal funds sold increased to $26.2 million in 2005 from $5.1 million in 2004, as the Company has held a portion of the stock offering proceeds in these deposits until more long term investments are analyzed.

Interest Expense.

Interest expense for the year 2005 remained basically constant with 2004 expense. Interest expense on deposit accounts increased by $149,000 to $2.6 million in 2005 due to increases in the average rate paid on interest bearing deposits increasing to1.48% in 2005 compared to 1.39% in 2004. Interest expense on borrowings decreased from $548,000 in 2004 to $393,000 in 2005 primarily due to a decrease in the average balance of outstanding borrowings from $16.5 million in 2004 to $ 11.7 million in 2005. The Company utilized $9.0 million of the proceeds of the March 2005 stock offering and conversion to pay down FHLB borrowings.

Provision for Loan Losses

The provision for loan losses was $115,000 in 2005 compared to $390,000 in 2004. During 2005, the Company received a large recovery on a commercial loan that had been charged off in fiscal 2000. Because of this recovery and the continued stable asset quality of the loan portfolio, a lower provision was deemed necessary in 2005. The allowance for loan losses was $2.0 million or 0.77% of total loans at December 31, 2005 compared to $2.0 million and 0.86% of total loans at December 31, 2004. The allowance for loan losses as a percent of non-performing loans was 207% at December 31, 2005 compared to 241% at December 31, 2004. These ratios are considered appropriate due to the growth in the Company’s residential mortgage portfolio of $12.3 million in 2005. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, increased slightly to $947,000 or 0.37% of total loans at December 31, 2005 compared to $829,000 or 0.36% at December 31, 2004.

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $115,000 was necessary in 2005.

Non-interest Income

Non-interest income increased to $2.0 million in 2005 as compared to $1.8 million in 2004. The following table summarizes changes in the major components of non-interest income:

	2005	2004	$ Change	% Change

Gain on securities sold	$105	$176	$(71)	(40.34)%
Gain on sale of loans	20	—	20	—
Service charges	1,585	1,451	134	9.24%
Other income	316	145	171	117.93%

Total non-interest income	$2,026	$1,772	$254	14.33%

The Company recorded net securities sales gains of $105,000 in 2005 versus gains of $176,000 in 2004. Gains on securities decreased due to a less securities being sold in 2005. In 2005, the Company began selling residential mortgages, resulting in a gain of $20,000. Service fee income increased by 9.24% over 2004 levels, due to increased transaction volume. During 2005, the Company recovered $167,000 in costs related to the aforementioned fiscal 2000 loan write-off. This recovery comprises the majority of the increase in other income over 2004 levels.

Non-interest Expense

Non-interest expense was $10.0 million for the year ended December 31, 2005 compared to $9.1 million for the year ended December 31, 2004. The following table summarizes changes in the major components of non-interest expense:

	2005	2004	$ Change	% Change

Salaries and employee benefits	$5,359	$5,137	$222	4.32%
Occupancy and equipment expense	1,670	1,568	102	6.51%
Marketing expense	312	311	1	0.32%
Outside consulting and professional fees	640	341	299	87.68%
Other expense	1,996	1,745	251	14.38%

Total non-interest expense	$9,977	$9,102	$875	9.61%

In 2005, the Company spent approximately $279,000 on expenses, primarily in the consulting and professional service area, necessitated by Sarbanes-Oxley section 404 compliance activities. Salaries and benefits increased over 2004 levels due to an increase in ESOP expense of $78,000 and normal inflationary increases. The majority of the increase in 2005 occupancy expense is attributable to higher equipment operating costs and depreciation.

Income Tax Expense

Income tax expense increased to $2.0 million in 2005, as compared to $1.3 million in 2004. The increase is directly attributable to higher pre-tax earnings and an increase in permanent tax differences.

Comparison of Results of Operations for the Years Ended December 31, 2004 and December 31, 2003:

General.

Net income for the year ended December 31, 2004 was $2.4 million, an increase of $863,000 from $1.5 million for the year ended December 31, 2003. The increase in net income was attributable to increases in non-interest income of $431,000, the absence of securities write-downs in 2004, which negatively impacted pre-tax 2003 income by $1.0 million, an increase in net interest income before loan loss provision of $260,000 and a decrease in loan loss provision of $120,000, partially offset by a decrease in gains on securities sales of $172,000, increases in non-interest expense of $267,000 and income tax expense of $550,000.

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

Non-interest Income

The following table summarizes changes in the major components of non-interest income:

	2004	2003	$ Change	% Change

Securities impairment charge	$—	$(1,041)	$1,041	—
Gain on securities sold	176	348	(172)	(49.43)%
Gain on sale of loans	—	39	(39)	—
Service charges	1,451	927	524	56.53%
Other income	145	199	(54)	(27.14)%

Total non-interest income	$1,772	$472	$1,300	275.42%

Non-interest income increased by $1.3 million to $1.8 million in 2004 as compared to $472,000 in 2003, primarily due to the investment impairment charge of $1.0 million taken in the third quarter of 2003. Rome Bancorp recorded net securities sales gains of $176,000 in 2004 versus a net loss on securities of $693,000 in 2003. The remaining increase in other non-interest income is principally due to an increase in customer fee income, much of which was the result of a high performance checking program initiated in the fourth quarter of 2003.

Non-interest Expense

Non-interest expense was $9.1 million for the year ended December 31, 2004 compared to $8.8 million for the year ended December 31, 2003. The following table summarizes changes in the major components of non-interest expense:

	2004	2003	$ Change	% Change

Salaries and employee benefits	$5,137	$5,044	$93	1.84%
Occupancy and equipment expense	1,568	1,409	159	11.28%
Marketing expense	311	279	32	11.47%
Outside consulting and professional fees	341	513	(172)	(33.53)%
Other expense	1,745	1,590	155	9.75%

Total non-interest expense	$9,102	$8,835	$267	3.02%

The increase in non-interest expense was primarily the result of operating costs related to the mid-2003 systems conversion and expenses related to our new product offerings.

Income Tax Expense

Income tax expense was $1.3 million for 2004, an increase of $550,000 from 2003 income tax expense of $786,000. The increase is directly attributable to higher pre-tax earnings and an increase in permanent tax differences.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. The Company’s primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $31.6 million on a line of credit. At December 31, 2005, the Bank had no outstanding borrowings against this line of credit, but did have amortizing notes totaling $9.4 million.

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

The Company’s primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2005 the Company originated approximately $65.3 million in loans compared to approximately $66.5 million in 2004. Purchases of investment securities were minimal, totaling $55,000 in 2005 and $298,000 in 2004.

At December 31, 2005, the Company had loan commitments to borrowers of approximately $10.4 million, and customer available letters and lines of credit of approximately $13.0 million. Total deposits were $201.5 million at December 31, 2005, a decrease of 3.5% from $208.8 million at December 31, 2004.

Time deposit accounts scheduled to mature within one year were $43.5 million at December 31, 2005. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position, therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

At December 31, 2005 and 2004, the Bank exceeded each of the applicable regulatory capital requirements. The Company converted to a savings and loan holding company from a bank holding company on April 27, 2004, at which time it was no longer subject to formula based capital requirements at the holding company level. The Bank’s leverage (Tier 1) capital at December 31, 2005 and 2004 was $58.6 million and $29.5 million or 19.0% and 11.0% of adjusted assets, respectively. In order to be classified as “well-capitalized” by the OTS and FDIC, at December 31, 2005 and 2004, the Bank is required to have leverage (Tier 1) capital of $15.5 million and $13.4 million, respectively, or 5.0% of adjusted assets, respectively. To be classified as a “well-capitalized” bank by the OTS and FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2005 and 2004, the Bank had a risk-based total capital ratio of 28.2% and 15.4%, respectively.

On March 30, 2005, the Company completed a “second-step” conversion (the “Conversion”), and reorganized from the two-tier mutual holding company structure to the stock holding company structure. Prior to the completion of the Conversion, Rome MHC had owned approximately 61.5% of the common stock of the Company. In connection with the Conversion, the outstanding shares of Rome Bancorp owned by Rome MHC were sold to the depositors of Rome Savings Bank and other public investors (the “Offering”). Completion of the Conversion and Offering resulted in the issuance of 9.6 million shares of common stock. A total of 5.9 million shares were sold in the subscription, community and syndicated offerings, at $10.00 per share. An additional 3.7 million shares were issued to the former public stockholders of the Company based upon an exchange ratio of 2.26784 new shares for each share of Rome Bancorp common stock held at the close of business on March 30, 2005.

The Conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the Company’s assets, liabilities and equity. Costs related to the Offering were $3.1 million and accordingly, net proceeds were $55.9 million. In addition, as part of the conversion and dissolution of Rome MHC, the Bank received $1.9 million of cash previously held by Rome MHC.

The Company paid cash dividends of $0.265 per share in 2005, requiring a cash outlay of $2.0 million.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines and letters of credit noted above.

The Company is contractually obligated to make payments as follows:

		Payments due by Period:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Time Deposits	$66,298	$43,492	$15,060	$7,746	—
Federal Home Loan Bank Borrowings	9,374	1,003	3,747	1,647	$2,977
Software Maintenance Contracts	535	233	302	—	—

Total Contractual Obligations	$76,207	$44,728	$19,109	$9,393	$2,977

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Pronouncements

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 (“the FSP”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other-than-temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The initial adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. As of December 31, 2005, the Company had no unvested stock options. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot be currently predicted.

MARKET FOR THE COMPANY’S COMMON STOCK

The Company’s common stock is traded on the Nasdaq National Market under the symbol “ROME”.

The Company’s common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 31, 2005, the last trading date in the Company’s fiscal year, the common stock of the Company closed at $10.84 per share. At March 4, 2006, there were 9,688,128 shares of the Company’s common stock outstanding, which were held of record by approximately 3,070 registered shareholders.

The table below shows the high and low sales price of the Company’s common stock during the periods indicated. The Company paid cash dividends of $0.265 per share in 2005. The Company also paid a quarterly cash dividend of $0.075 per share to shareholders of record as of February 6, 2006. Our ability to pay dividends depends on a number of factors including:

•	investment opportunities available to the Bank or the Company;

•	the Bank’s capital requirements;

•	federal laws and regulations;

•	our financial results;

•	tax considerations; and

•	general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range

Date	High	Low	Dividends

Year ended December 31, 2005

Quarter ended March 31, 2005	$13.14	$9.48	$0.066
Quarter ended June 30, 2005	10.28	9.27	0.066
Quarter ended September 30, 2005	10.87	9.92	0.066
Quarter ended December 31, 2005	11.14	10.00	0.066

Year ended December 31, 2004

Quarter ended March 31, 2004	$15.87	$12.13	$0.032
Quarter ended June 30, 2004	15.43	12.57	0.066
Quarter ended September 30, 2004	13.67	12.08	0.066
Quarter ended December 31, 2004	15.09	11.09	0.066

All per share amounts are adjusted to reflect the Company’s stock offering and conversion which occurred on March 30, 2005.

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

          The Company had not consulted the newly engaged accountant regarding either the application of accounting principles to a specified transaction either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements or any matter that was either the subject of a disagreement or a reportable event as described in Item 304(a)(1) of Regulation S-K.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Rome Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Rome Bancorp, Inc.’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Rome Bancorp, Inc.’s internal control over financial reporting includes those policies and procedures that : (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of Rome Bancorp, Inc. (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Rome Bancorp, Inc. are being made only in accordance with authorizations of management and directors of Rome Bancorp, Inc. and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Rome Bancorp, Inc.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee for Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005.

Rome Bancorp, Inc.’s independent registered public accounting firm has issued their report on management’s assessment of Rome Bancorp, Inc.’s internal control over financial reporting. That report follows under the heading, Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

/s/ Charles M. Sprock

Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer

/s/ David C. Nolan

David C. Nolan
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Rome Bancorp, Inc.’s management is responsible for maintaining effective control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly represent the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Rome Bancorp, Inc. maintained, in all material respects, effective control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Oversight Board (United States), the consolidated balance sheets of Rome Bancorp Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2005 and 2004 and our report dated March 3, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Cleveland, Ohio

March 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2005 and December 31, 2004 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Rome Bancorp, Inc. as of December 31, 2003 and for the year then ended were audited by other auditors whose report dated February 17, 2004 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Oversight Board (United States), the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 3, 2006 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Cleveland, Ohio
March 3, 2006

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

(in thousands, except share data)

	2005	2004
Assets
Cash and due from banks	$7,457	$5,977
Federal funds sold and other short-term investments	26,778	952

Total cash and cash equivalents	34,235	6,929
Securities available for sale, at fair value	9,666	16,391
Securities held to maturity (fair value of $1,428 and $1,624 at December 31, 2005 and 2004, respectively)	1,440	1,623
Federal Home Loan Bank Stock	776	1,103
Loans	253,878	233,272
Less: Allowance for loan losses	(1,960)	(2,000)

Net loans	251,918	231,272

Premises and equipment, net	4,503	4,503
Accrued interest receivable	1,053	1,002
Other assets	5,262	5,329

Total assets	$308,853	$268,152

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Non-interest bearing	$30,039	$26,390
Savings	89,138	95,848
Money market	4,929	7,397
Time	66,298	68,954
Other interest bearing	11,064	10,198

Total deposits	201,468	208,787

Borrowings	9,374	18,843
Other liabilities	4,533	4,264

Total liabilities	215,375	231,894

Commitments and contingencies (Note 14)	—	—

Shareholders’ equity:
Common stock, $.01 par value; authorized: 30,000,000 shares; issued: 9,678,128 shares;
outstanding: 9,678,128 shares at December 31, 2005;
authorized: 11,339,200; issued 11,339,200: outstanding 9,591,934 shares at December 31, 2004	97	33
Additional paid-in capital	60,013	10,756
Retained earnings	35,983	34,627
Treasury stock, at cost; 0 shares at December 31, 2005 and 1,747,266 shares at December 31, 2004	—	(8,963)
Accumulated other comprehensive income	85	391
Unallocated shares of employee stock ownership plan (ESOP) 462,135 shares at December 31, 2005; 272,100 shares at December 31, 2004	(2,700)	(560)
Unearned compensation	—	(26)

Total shareholders’ equity	93,478	36,258

Total liabilities and shareholders’ equity	$308,853	$268,152

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2005, 2004 and 2003

(in thousands, except share data)

	2005	2004	2003
Interest income:
Loans	$14,993	$13,437	$13,092
Securities	716	1,018	1,607
Other short-term investments	826	43	111

Total interest income	16,535	14,498	14,810

Interest expense:
Deposits	2,643	2,494	3,037
Borrowings	393	548	577

Total interest expense	3,036	3,042	3,614

Net interest income	13,499	11,456	11,196

Provision for loan losses	115	390	510

Net interest income after provision for loan losses	13,384	11,066	10,686

Non-interest income:
Service charges	1,585	1,451	927
Net gain (loss) on securities	105	176	(693)
Other income	336	145	238

Total non-interest income	2,026	1,772	472

Non-interest expense:
Salaries and employee benefits	5,359	5,137	5,044
Building, occupancy and equipment	1,670	1,568	1,409
Directors’ fees	228	214	230
Marketing	312	311	279
Outside consulting and professional fees	640	341	513
ATM service fees	251	186	153
Supplies	160	155	152
Other	1,357	1,190	1,055

Total non-interest expense	9,977	9,102	8,835

Income before income tax expense	5,433	3,736	2,323

Income tax expense	2,031	1,336	786

Net income	$3,402	$2,400	$1,537

Basic earnings per share	$0.37	$0.26	$0.16

Diluted earnings per share	$0.36	$0.25	$0.16

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2005, 2004 and 2003

(in thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated other comprehensive income	Unallocated ESOP shares	Unearned compensation	Total
Balances at December 31, 2002	$34	$10,493	$33,288	$(7,101)	294	$(684)	$(131)	$36,193

Comprehensive income:
Net income	—	—	1,537	—	—	—	—	1,537
Other comprehensive income	—	—	—	—	499	—	—	499

Total comprehensive income								2,036

Retirement of 229,424 treasury shares	(1)	(671)	(253)	925				—
Purchase of treasury stock (99,213 shares)	—	—	—	(1,028)	—	—	—	(1,028)
Exercise of stock options and related tax benefit (52,129 shares, net)	—	116	(91)	212	—	—	—	237
Amortization and tax benefits of unearned compensation	—	74	—	—	—	—	53	127
Dividends paid ($0.128 per share)	—	—	(1,226)	—	—	—	—	(1,226)
ESOP shares released for allocation (30,230 shares)		238	—	—	—	62	—	300

Balances at December 31, 2003	33	10,250	33,255	(6,992)	793	(622)	(78)	36,639

Comprehensive income:
Net income	—	—	2,400	—	—	—	—	2,400
Other comprehensive loss	—	—	—		(402)	—	—	(402)

Total comprehensive income

Purchase of treasury stock (141,404 shares)	—	—	—	(2,045)	—	—	—	(2,045)
Exercise of stock options and related tax benefit (14,877 shares, net)	—	59	(41)	74	—	—	—	92
Amortization and tax benefits of unearned compensation	—	107	—	—	—	—	52	159
Dividends paid ($0.229 per share)	—	—	(987)	—	—	—	—	(987)
ESOP shares released for allocation (30,230 shares)	—	340	—	—	—	62	—	402

Balances at December 31, 2004	33	10,756	34,627	(8,963)	391	(560)	(26)	36,258

Comprehensive income:
Net income	—	—	3,402	—	—	—	—	3,402
Other comprehensive loss	—	—	—	—	(306)	—	—	(306)

Total comprehensive income								3,096

Proceeds of common stock offering and conversion of existing shares, net of expenses	64	57,758	—	—	—	(2,360)	—	55,462
Retirement of 1,747,266 treasury shares	—	(8,963)	—	8,963	—	—	—	—
Exercise of stock options and related tax benefit(35,882 shares, net)	—	130	—	—	—	—	—	130
Amortization and tax benefits of unearned compensation	—	73	—	—	—	—	26	99
Dividends paid ($0.265 per share)	—	—	(2,046)	—	—	—	—	(2,046)
ESOP shares released for allocation (45,965 shares)	—	259	—	—	—	220	—	479

	$97	$60,013	$35,983	$—	$85	$(2,700)	$—	$93,478

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003

(in thousands)

	2005	2004	2003
Cash flows from operating activities:
Net income	$3,402	$2,400	$1,537
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	515	496	435
(Increase) decrease in accrued interest receivable	(51)	203	193
Provision for loan losses	115	390	510
Securities impairment charge	—	—	1,041
Net gain on securities transactions	(105)	(176)	(348)
Gain on sales of loans	(20)	—	(39)
Proceeds from sale of loans	1,715	—	—
Net premium amortization on securities	(7)	11	30
(Gain) loss on sale of other real estate	(15)	42	(6)
Gain on sale of fixed assets	—	(16)
Increase (decrease) in other liabilities	269	244	(18)
Deferred income tax expense	282	29	212
(Increase) decrease in other assets	(112)	13	(1,170)
Allocation of ESOP shares	479	402	300
Amortization of unearned compensation	26	52	53
Tax benefit from exercise of stock options	57	59	116

Net cash provided by operating activities	6,550	4,149	2,846

Cash flows from investing activities:
Net increase in loans	(22,373)	(24,093)	(28,070)
Proceeds from sale of education loans	—	—	1,305
Proceeds from sales of securities available for sale	1,754	2,093	6,697
Proceeds from maturities and principal reductions of securities available for sale	4,967	51	7,657
Purchases of securities available for sale	(55)	(198)	(91)
Purchases of securities held to maturity	—	(100)	(284)
Proceeds from maturities and principal reductions of securities held to maturity	171	1,250	219
Proceeds from sale of real estate owned	98	247	61
Purchases of premises and equipment, net	(507)	(276)	(1,286)

Net cash used in investing activities	(15,945)	(14,626)	(13,792)

Cash flows from financing activities:
Decrease in time deposits	(2,656)	(3,408)	(1,563)
(Decrease) increase in other deposits	(4,663)	9,005	9,829
Stock offering and conversion	55,462	—	—
Repayments of borrowings	(12,469)	(9,247)	(8,330)
Advances on borrowings	3,000	10,000	11,500
Purchase of treasury stock	—	(2,045)	(1,028)
Dividends	(2,046)	(987)	(1,226)
Exercise of stock options	73	33	121

Net cash provided by financing activities	36,701	3,351	9,303

Net increase (decrease) in cash and cash equivalents	27,306	(7,126)	(1,643)
Cash and cash equivalents at beginning of year	6,929	14,055	15,698

Cash and cash equivalents at end of year	$34,235	$6,929	$14,055

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2005, 2004 and 2003

(in thousands)

	2005	2004	2003
Non-cash investing activities:
Retirement of 1,747,266 treasury shares	$8,963	—	—
Transfers from loans to real estate owned	83	$87	$202
Cash paid during the period for:
Interest	3,044	3,070	3,598
Income taxes	1,850	549	785

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

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

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Amounts in the prior year’s consolidated financial statements are reclassified when necessary to conform with the current year’s presentation. A description of the significant accounting policies is presented below. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, (U.S. generally accepted accounting principles) management makes estimates and assumptions based on the available information. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the period. Significant estimates include the allowance for loan losses, valuation of securities, deferred tax assets and employee benefit obligations. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company accounts and transactions are eliminated in consolidation.

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

Years ended December 31, 2005, 2004 and 2003

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

Loans are reported at the principal amount outstanding. Origination fees and certain direct origination costs related to lending activities are deferred and amortized over the life of the related loans. The Company has the ability and intent to hold its loans to the foreseeable future or until maturity or payoff.

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

Years ended December 31, 2005, 2004 and 2003

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

The Company maintains a non-contributory defined benefit pension plan that covers approximately 60% of all current full time employees. The Company’s Board of Directors amended the plan in December of 2002 to cease the accrual of any further benefits. The

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

benefits under the pension plan are based on the employee’s years of service and compensation. Pension expense is the net of service cost and interest cost, return on plan assets and amortization of gains and loses not immediately recognized. The Company’s funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

The Company provides health care and life insurance benefits to certain retired full time employees. The estimated costs of providing benefits are accrued over the years the employees render services necessary to earn those benefits.

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

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

Pro forma disclosures for the Company for the years ended December 31, 2005, 2004 and 2003 utilizing the estimated fair value of the options granted and an assumed 5% forfeiture rate are as follows:

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

	(in thousands, except per share data)
Net income:
As reported	$3,402	$2,400	$1,537
Add: Stock based compensation expense included in net income, net of related tax expense	17	35	35
Deduct: Total stock based compensation expense determined under fair value method, net of related tax expense	(35)	(69)	(69)

Pro forma	$3,384	$2,366	$1,503

Basic earnings per share:
As reported	$0.37	$0.26	$0.16
Pro forma	$0.37	$0.26	$0.16

Diluted earnings per share:
As reported	$0.36	$0.25	$0.16
Pro forma	$0.36	$0.25	$0.15

The effect on reported net income and earnings per share for the years ended December 31, 2005, 2004 and 2003 may not be representative of the effects on reported net income or earnings per share for future years.

(j)	Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which represents short-term highly liquid investments. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased agreements.

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

Years ended December 31, 2005, 2004 and 2003

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

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 (“the FSP”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other-than-temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The initial adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. As of December 31, 2005, the Company had no unvested stock options. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot be currently predicted.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(3)	Securities

Securities are summarized as follows (in thousands):

	December 31, 2005

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
U.S. Government agencies	$949	$36	$—	$985
State and Municipal obligations	4,506	89	—	4,595
Mortgage-backed securities
FHLMC	570	13	—	583
Corporate bonds	2,008	9	—	2,017

Total debt securities	8,033	147	—	8,180

Equity and other securities	1,491	6	11	1,486

	$9,524	$153	$11	$9,666

Held-to-maturity:
U.S. Government securities	$1,208	$—	$15	$1,193
Mortgage-backed securities
GNMA	48	3	—	51
FHLMC	3	—	—	3
Other bonds	181	—	—	181

	$1,440	$3	$15	$1,428

	December 31, 2004

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
U.S. Government agencies	$2,244	$81	$—	$2,325
State and Municipal obligations	7,004	262	—	7,266
Mortgage-backed securities
FNMA	126	3	—	129
FHLMC	840	43	—	883
Corporate bonds	3,024	92	—	3,116

Total debt securities	13,238	481	—	13,719

Equity and other securities	2,500	172	—	2,672

	$15,738	$653	$—	$16,391

Held-to-maturity:
U.S. Government securities	$1,320	$—	$7	$1,313
Mortgage-backed securities	—	—
GNMA	100	8	—	108
FHLMC	6	—	—	6
Other bonds	197	—	—	197

	$1,623	$8	$7	$1,624

          FHLB stock is carried at cost since fair values are not readily determinable.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

At December 31, 2005, three agency investments had a combined unrealized loss of $15,000. These investments were in an unrealized loss position for sixteen consecutive months at December 31, 2005. The unrealized loss represents aggregate depreciation of 1.3% of the Company’s amortized cost basis in these securities. Unrealized losses on bonds have not been recognized into income because the bonds are of high credit quality, management has the intent and ability to hold to the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds reach maturity. In addition, at December 31, 2005, one of the Company’s equity investments had an unrealized loss position of $11,000. This investment was in an unrealized loss position for one month at December 31, 2005. The unrealized loss represents aggregate depreciation of 0.7% of the Company’s cost basis in this security.

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

	December 31, 2005

	Amortized cost	Fair Value

Available-for-sale:
Due within one year	$4,211	$4,231
Due after one year through five years	2,890	2,968
Due after five years through ten years	646	674
Due after ten years	286	307

	$8,033	$8,180

Held-to-maturity:
Due within one year	$1,209	$1,194
Due after one year through five years	50	53
Due after five years through ten years	—	—
Due after ten years	181	181

	$1,440	$1,428

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

Gross gains of $105,000, $176,000 and $348,000 were realized on sales of securities in 2005, 2004 and 2003, respectively.

The majority of the Company’s equity holding represent investments in a mutual fund which purchases blue chip common stocks. The downturn in the equity markets during 2002 and 2003 caused a decrease in the market value of the fund. During the third quarter of 2003, in connection with its ongoing review of long term asset values, the Company determined that this investment had been other than temporarily impaired, as defined by generally accepted accounting principles. Accordingly, an impairment charge of $1.0 million (pre-tax) was recorded to lower the carrying value of this security to the current fair market value of $5.1 million. This charge reduced 2003 net earnings by $636,000, or $0.07 per diluted share. As this investment is classified as an available for sale security, stockholders equity had already been reduced by the amount of the unrealized loss, net of taxes. The “other than temporary” write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. During the fourth quarter of 2003, the Company sold approximately one-third of its investment in this fund, realizing book gains of $101,000 over the revised carrying value of the shares sold. Throughout 2005 and 2004, the Company sold approximately twenty and thirty percent of the original investment, realizing book gains of $65,000 and $167,000, respectively. As a condition of the approval of the Company’s Charter Conversion on April 27, 2004, the OTS has required that the Company liquidate its holdings in this mutual fund within two years of that date.

Securities pledged at year end 2005 and 2004 had a carrying amount of $1.1 million and $1.2 million. These securities collateralize state and Treasury department programs. At year end 2005 and 2004, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

(4)	Loans

Loans are summarized as follows (in thousands) at December 31:

	2005	2004

Mortgage loans:
Residential (1-4 family)	$126,422	$114,138
Commercial	52,748	49,364
Construction and land	3,317	5,469

Total Mortgage loans	182,487	168,971

Other loans:
Commercial	23,832	21,507
Automobile loans	18,321	15,529
Property improvement and equipment	15,434	12,766
Other consumer	13,804	14,499

Total Other loans	71,391	64,301

Total Loans	$253,878	$233,272

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

The Company serviced loans for third parties totaling $3,922,000 and $3,977,000 at December 31, 2005 and 2004 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended December 31,

	2005	2004	2003

Balance at beginning of period	$2,000	$1,809	$1,730
Provision charged to operations	115	390	510
Loans charged off	(687)	(384)	(540)
Recoveries	532	185	109

Balance at end of period	$1,960	$2,000	$1,809

The Company’s recorded investment in loans that are considered impaired totaled $211,000 and $268,000 at December 31, 2005 and 2004, respectively. These impaired loans carried allowances of $127,000 and $94,000, at December 31, 2005 and 2004, respectively. The average recorded investment in impaired loans was $247,000, $272,000 and $320,000 in 2005, 2004 and 2003, respectively. The Company recognized no interest on impaired loans during the three years ended December 31, 2005.

The principal balances of loans not accruing interest amounted to $871,000 and $743,000 at December 31, 2005 and 2004, respectively. Loans 90 days past due and accruing interest amounted to $75,000 and $86,000 at December 31, 2005 and 2004, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2005, 2004 and 2003 was $62,500, $53,300 and $83,800, respectively. There are no commitments to extend further credit on non-accruing loans.

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(5)	Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2005	2004

Land	$1,404	$1,404
Buildings and improvements	5,133	5,119
Furniture and equipment	7,030	6,537

	13,567	13,060
Less accumulated depreciation and amortization	9,064	8,557

	$4,503	$4,503

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $515,000, $496,000 and $435,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

(6)	Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2005

Within one year	$43,492
One through two years	10,907
Two through three years	4,153
Three through four years	3,704
Four through five years	4,042

Total time deposits	$66,298

At December 31, 2005 and 2004, time deposits with balances of $100,000 or more totaled approximately $11,624,000 and $10,995,000, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

          Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2005	2004	2003

Savings	$703	$732	$911
Money market	55	74	89
Time	1,820	1,630	2,001
Other interest bearing	65	58	36

	$2,643	$2,494	$3,037

(7)	Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. The Company has a blanket pledge on their one-to-four family mortgage loans as collateral for these borrowings. The following is a summary of advances and amortizing notes from the FHLB at December 31 (in thousands):

	2005	2004

Bearing interest at 2.62% fixed, due 3/15/05	—	$4,500
FHLB Overnight Line of Credit, bearing interest at 2.38%	—	4,000
Bearing interest at 3.67% fixed, due 7/3/15	$2,515	2,728
Bearing interest at 3.36% fixed, due 7/3/13	4,376	4,869
Bearing interest at 3.59% fixed, due 11/26/08	2,483	2,746

	$9,374	$18,843

The following table summarizes the combined aggregate amount of maturities for the above advances and notes for each of the five years after December 31, 2005, as well as remaining maturities beyond five years:

Due in one year	$1,003
Due one through two years	1,038
Due two through three years	2,709
Due three through four years	809
Due four through five years	838
Due past five years	2,977

Total	$9,374

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

At December 31, 2005, the Company had additional availability on its FHLB line of credit of $31.6 million. This line of credit is subject to periodic review and renewal.

(8)	Income Taxes

The components of income tax expense attributable to income from operations for the years ended December 31 consist of (in thousands):

	2005	2004	2003

Current:
Federal	$1,661	$1,141	$479
State	88	166	95

	1,749	1,307	574

Deferred:
Federal	155	72	270
State	127	(43)	(58)

	282	29	212

	$2,031	$1,336	$786

Actual tax expense differs from “expected” tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2005	2004	2003

Computed “expected” tax expense	$1,847	$1,270	$790
Increases (decreases) in income taxes
resulting from:
State taxes, net of Federal tax benefit	126	82	25
Tax exempt interest	(98)	(138)	(131)
Non-deductible ESOP expense	87	116	81
Other, net	69	6	21

	$2,031	$1,336	$786

	37.4%	35.8%	33.8%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2005	2004

Deferred tax assets:
Allowance for loan losses	$577	$670
Accrued postretirement benefits	901	875
Deferred compensation	423	378
Capital loss carry-forward	11	66
State tax credit carry-forward	3	61
Other	17	96

Total gross deferred tax assets	1,932	2,146

Deferred tax liabilities:
Depreciation	203	226
Prepaid pension cost	826	721
Undistributed income of subsidiary	54	57
Unrealized gains on available-
for sale securities	57	261
Deferred loan costs	97	108

Total gross deferred tax liabilities	1,237	1,373

Net deferred tax assets	$695	$773

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank’s Federal and state base-year reserves of approximately $3.4 million at December 31, 2005, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank’s stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2005 with respect to the base-year reserve was approximately $1.3 million.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(9)	Pension and Postretirement Benefits

The following table sets forth the changes in the Company’s pension and postretirement plans’ accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2005 and 2004:

	Pension benefits		Postretirement benefits

(in thousands)	2005	2004	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	$6,974	$7,072	$2,490	$2,323
Service cost	—	—	31	33
Interest cost	417	432	148	142
Amendments and settlements	(24)	(198)	(76)	—
Actuarial(gain)/ loss	353	6	(126)	102
Benefits paid	(339)	(338)	(190)	(176)
Participant contributions	—	—	76	66

Benefit obligation at end of year	7,381	6,974	2,353	2,490

Change in plan assets:
Fair value of plan assets at beginning of year	7,451	7,293	—	—
Actual return on plan assets	871	693	—	—
Employer contributions	100	—	114	110
Settlements	(25)	(197)	—	—
Participant contributions	—	—	76	66
Benefits paid	(339)	(338)	(190)	(176)

Fair value of plan assets at end of year	8,058	7,451	—	—

Funded status	677	477	(2,353)	(2,490)
Unrecognized net actuarial loss	1,451	1,378	102	229
Unrecognized prior service cost	—	—	(63)	12

Prepaid (accrued) benefit cost	$2,128	$1,855	$(2,314)	$(2,249)

Assumptions as of measurement dates: Pension
September 30; Postretirement December 31:
Discount rate	5.875%	6.125%	5.875%	6.25%
Expected return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	N/A	N/A	—	—

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

Years ended December 31, 2005, 2004 and 2003

plan’s target allocation, the expected rate of return is determined to be 9%, which is roughly the midpoint of the range of expected return.

The Company’s pension plan weighted average allocations at September 30, 2005 and 2004, by asset category are summarized in the following table:

	Plan assets at September 30,

Asset Category	2005	2004

Equity Securities	72%	69%
Debt Securities	28%	31%

Total	100%	100%

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

For the fiscal year ended December 31, 2006, the Company expects to make no contributions to the pension plan. The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

	Pension	Postretirement
Asset Category	Benefits	Benefits

Fiscal 2006	$452	$113
Fiscal 2007	455	119
Fiscal 2008	460	126
Fiscal 2009	469	132
Fiscal 2010	476	138
Fiscal 2011-2014	2,556	786

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

          The components of net periodic benefit cost include the following:

	Pension benefits			Postretirement benefits

(in thousands)	2005	2004	2003	2005	2004	2003

Service cost	$—	$—	$49	$31	$33	$26
Interest cost	417	432	446	148	142	136
Expected return on assets	(655)	(642)	(581)	—	—	—
Curtailment charge	—	—	31	—	—	—
Amortization	66	80	109	(1)	(1)	(1)

Net periodic (benefit) cost	$(172)	$(130)	$54	$178	$174	$161

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

Under the Stock Option Plan, 566,862 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 382,357 options were awarded at an exercise price of $2.19 per share. These options have a ten-year term and vested at a rate of 20% per year from the grant date. At December 31, 2005 and 2004 the remaining contractual life of these options was 4.5 years and 5.5 years, respectively.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

The following table presents the stock option activity for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005		2004		2003

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	256,253	$2.19	271,130	$2.19	323,630	$2.19
Exercised	(36,455)	2.19	(14,877)	2.19	(52,500)	2.19

Outstanding at end of year	219,799	2.19	256,253	2.19	271,130	2.19

Exercisable at end of year	219,799	$2.19	179,789	$2.19	118,199	$2.19

(11)	Recognition and Retention Plan

The Company’s shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan (“RRP”) on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

During 2000, 119,742 shares were awarded under the RRP. The shares vested at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and has been amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares. Compensation expense of $26,000, $52,000 and $52,000 was recorded in 2005, 2004 and 2003, respectively. The remaining unearned compensation cost has been shown as a reduction of shareholders’ equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

(12)	Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

Contributions to the defined contribution 401(k) Savings Plan were $78,000, $72,000 and $63,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

In connection with establishing the ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 453,488 shares of the Company’s common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2005, 211,620 of the original ESOP shares had been released or committed to be released and 241,868 remained as unallocated shares.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

On March 30, 2005, in connection with the Company’s second-step conversion and stock offering, the ESOP borrowed $2,360,000 from the Company to purchase an additional 236,000 shares of the Company’s common stock. The loan bears interest at 5% and is payable in fifteen annual installments. At December 31, 2005, 15,733 of these shares had been released or committed to be released and 220,267 remained as unallocated shares.

The fair value of the unallocated shares on December 31, 2005 was $5,010,000. The Company recognized compensation expense of $478,000, $403,000 and $300,000 in 2005, 2004 and 2003, respectively in connection with the ESOP.

(13)	Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,

	2005	2004	2003

Unrealized holding gains (losses) arising during the period	$(405)	$(494)	$139
Other than temporary write-down of securities		—	1,041
Reclassification adjustment for net realized gain included in net income	(105)	(176)	(348)

Other comprehensive income (loss), before tax	(510)	(670)	832
Deferred tax expense (benefit)	(204)	(268)	333

Other comprehensive income (loss), net of tax	$(306)	$(402)	$499

(14)	Commitments and Contingencies

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

Years ended December 31, 2005, 2004 and 2003

deemed necessary by the Company upon extension of credit, is based on management’s evaluation of the customer’s financial position. Collateral held varies, but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Substantially all commitments to extend credit, if exercised, will represent loans secured by real estate.

At December 31, 2005 and 2004 the Company was committed to originate mortgage and other loans of approximately $10,409,000 and $7,254,000, respectively. At December 31, 2005 and December 31, 2004, the Company’s fixed rate loan commitments totaled $1,621,000 and $1,611,000, respectively. The range of interest rates on these fixed rate commitments was 4.875% to 6.79% at December 31, 2005 and 5.0% to 7.75% at December 31, 2004.
Commitments under unused lines of credit and letters of credit were approximately $12,969,000 and $11,267,000 at December 31, 2005 and 2004, respectively.

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

(15)	Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2005	2004	2003

Basic earnings per share:
Net Income available to common shareholders	$3,402	$2,400	$1,537

Weighted average basic shares outstanding	9,205	9,283	9,334

Basic earnings per share	$0.37	$0.26	$0.16

Diluted earnings per share:
Net Income available to common shareholders	$3,402	$2,400	$1,537

Weighted average basic shares outstanding	9,205	9,283	9,334
Effect of dilutive securities:
Stock options	195	221	245
Unearned compensation	6	18	25

Weighted average diluted shares outstanding	9,406	9,522	9,604

Diluted earnings per share	$0.36	$0.25	$0.16

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(16)	Shareholders’ Equity and Regulatory Matters

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $1.6 million at December 31, 2005.

The Company’s ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by the Bank is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to the Bank declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years. Further, under the OTS’ conversion regulations, the Company may not return any capital, other than ordinary dividends, to its stockholders during the three years following the Conversion and Offering completed in March of 2005.

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

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established capital levels for which insured institutions are categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized.

As of December 22, 2005, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank’s category. Management believes, as of December 31, 2005, that the Company and Bank meet all capital adequacy requirements to which they are subject.

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

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

The following is a summary of the Bank’s actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the OTS and FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

	Actual		Minimum capital adequacy requirements		To be classified as well-capitalized under prompt corrective action provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2005:
Total capital (to risk weighted assets):	$59,174	28.2%	$16,789	>=8%	$20,986	>=10%

Tier 1 Capital (to risk weighted assets):	58,643	27.9%	$8,394	>=4%	$12,592	>=6%

Tier 1 Capital (to adjusted assets):	58,643	18.96%	$9,280	>=3%	$15,467	>=5%

As of December 31, 2004:
Total capital (to risk weighted assets):	$29,164	15.4%	$15,725	>=8%	$18,987	>=10%

Tier 1 Capital (to risk weighted assets):	29,489	15.5%	7,862	>=4%	11,393	>=6%

Tier 1 Capital (to adjusted assets):	29,489	11.0%	8,025	>=3%	13,368	>=5%

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

Following is a reconciliation of Rome Savings’ GAAP shareholders’ equity to regulatory Tier 1 capital at December 31, 2005 and 2004.

	December 31, 2005	December 31, 2004

GAAP Shareholders’ Equity	$58,674	$29,880
Less: Disallowed assets and unrealized gains on available-for- sale securities, net of tax	(31)	(391)

Tier 1 Capital	58,643	29,489

Plus: Allowance for loan losses	1,960	2,000
Allowed unrealized gain on available-for-sale securities	—	294
Less: Real estate held for investment	(338)	(347)
Other investments required to be deducted	(1,091)	(2,272)

Total Regulatory Capital	$59,174	$29,164

(17)	Fair Value of Financial Instruments

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

Years ended December 31, 2005, 2004 and 2003

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

The estimated carrying values and fair values of the Company’s financial instruments for December 31 are as follows (in thousands):

	2005		2004

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$34,235	$34,235	$6,929	$6,929
Securities available for sale	9,666	9,666	16,391	16,391
Securities held to maturity	1,440	1,428	1,623	1,624
Loans, net	251,918	248,073	231,272	231,364
Federal Home Loan Bank Stock	776	776	1,103	1,103
Accrued interest receivable	1,053	1,053	1,002	1,002

Financial liabilities:
Non-interest bearing deposits	30,039	30,039	26,390	26,390
Interest bearing deposits	171,429	171,045	182,397	181,707
Borrowings	9,374	9,235	18,843	18,536
Accrued interest payable	29	29	37	37

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

Years ended December 31, 2005, 2004 and 2003

(18)	Parent Company Only Financial Statements

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2005 and 2004 and statement of income and statement of cash flows for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004

Condensed Balance Sheet

Assets:
Cash and due from banks	$31,588	$4,428
Investment in subsidiary bank	58,673	29,879
Loan receivable from ESOP	2,815	643
Other assets	1,308	1,355

Total assets	$94,384	$36,305

Total liabilities	$906	$47
Total shareholders’ equity	93,478	36,258

Total liabilities and shareholders’ equity	$94,384	$36,305

	2005	2004	2003

Condensed Statement of Income

Interest income	$466	$94	$79
Dividends from subsidiary bank	—	6,000	4,500

Total operating income	466	6,094	4,579

Other operating expenses	369	269	294

Income (loss) before income taxes and dividends in excess of net income/equity in undistributed income of subsidiary bank	97	5,825	4,285

(Dividends in excess of net income)/equity in Undistributed income of subsidiary bank	3,305	(3,425)	(2,748)

Net income	$3,402	$2,400	$1,537

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Condensed Statement of Cash Flows

Operating activities:
Net income	$3,402	$2,400	$1,537
Adjustments to reconcile net income to cash provided by operating activities:
Dividends in excess of net income of (equity in undistributed earnings of subsidiary bank	(3,305)	3,425	2,748
Decrease (increase) in other assets	483	(449)	(164)
Increase (decrease) in other liabilities	859	(244)	(142)
Tax benefit from exercise of stock options	57	59	116

Net cash provided by operating activities	1,496	5,191	4,095

Investing activities:
Investment in subsidiary bank	(25,653)	—	—
(Increase) decrease in loan to ESOP	(2,172)	47	44

Net cash (used in) provided by investing activities	(27,825)	47	44

Financing activities:
Net proceeds of common stock offering and conversion	55,462	—	—
Purchase of treasury stock	—	(2,045)	(1,028)
Dividends	(2,046)	(987)	(1,226)
Exercise of stock options	73	33	121

Net cash provided by (used in) financing activities	53,489	(2,999)	(2,133)

Net increase in cash and cash equivalents	27,160	2,239	2,006

Cash and cash equivalents at beginning of year	4,428	2,189	183

Cash and cash equivalents at end of year	$31,588	$4,428	$2,189

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(19) Plan of Conversion and Reorganization

On November 11, 2004, the Boards of Directors of Rome, MHC (the “Mutual Holding Company”), the Company and The Rome Savings Bank (the “Bank”) (collectively, “Rome”) unanimously adopted a Plan of Conversion and Agreement and Plan of Reorganization (the “Plan of Conversion”), under the terms of which Rome undertook a “second-step” conversion (the “Conversion”), and the Bank reorganized from the two-tier mutual holding company structure to the stock holding company structure.Prior to the completion of the Conversion, the MHC owned approximately 61.5% of the common stock of the Company.

In connection with the Conversion, the outstanding shares of Rome Bancorp owned by the MHC were sold to the depositors of Rome Savings Bank and other public investors (the “Offering”). Completion of the Conversion and Offering resulted in the issuance of 9.6 million shares of common stock. A total of 5.9 million shares were sold in the subscription, community and syndicated offerings, at $10.00 per share. An additional 3.7 million shares were issued to the former public stockholders of the Company based upon an exchange ratio of 2.26784 new shares for each share of Rome Bancorp common stock held at the close of business on March 30, 2005. Options granted under the Company’s 2000 Stock Option Plan and common shares held by the Company’s ESOP and Recognition and Retention Plan prior to the conversion were also exchanged using the conversion ratio of 2.26784.

The Conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the Company’s assets, liabilities and equity. Costs related to the Offering, primarily marketing fees paid to the company’s investment banking firm, professional fees, registration fees, printing and mailing costs were $3.1 million and accordingly, net proceeds were $55.9 million. In addition, as part of the conversion and dissolution of the MHC, the Bank received $1.9 million of cash previously held by the MHC. As a result of the Conversion and Offering, Rome Bancorp was succeeded by a new, fully public, Delaware corporation with the same name and the MHC ceased to exist.

Also pursuant to the Plan of Conversion, the Bank terminated the liquidation account it established in connection with its mutual holding company reorganization and minority stock issuance and such account was replaced by a new liquidation account created by the Bank as of March 30, 2005.The new “liquidation account” will be for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the plan of conversion) in an amount equal to the greater of (i) Rome, MHC ownership interest in the retained earnings of the Company as of the date of its latest balance sheet contained in the Conversion, or (ii) the retained earnings of the Bank at the time that the Bank reorganized into the Mutual Holding Company in 1999.Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at the Bank would be entitled, in the event of a complete liquidation of the Bank after the conversion, to a pro rata interest in the liquidation account prior to any payment to the stockholders of the new holding company.The liquidation account will be reduced annually on December 31 to the extent that Eligible Account Holders and Supplemental Eligible Account Holders have reduced their qualifying deposits as of each anniversary date.Subsequent increases in deposits will not restore such account holder’s interest in the liquidation account.Subsequent to the Conversion, the Bank may not pay cash dividends or make other capital distributions if the effect thereof would be to reduce its stockholders’ equity below the amount of the liquidation account.

ROME BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(20) Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2005 and 2004 are as follows:

	2005 Quarter Ending

	March 31,	June 30,	September 30,	December 31,

	(thousands, except per share amounts)

Net interest income	$3,002	$3,379	$3,475	$3,643
Net interest income after provision for loan losses	3,002	3,379	3,475	3,528
Net income	639	970	1,012	781
Earnings per common share:
Basic:	$0.07	$0.10	$0.11	$0.09
Diluted	0.07	0.10	0.11	0.08

	2004 Quarter Ending

	March 31,	June 30,	September 30,	December 31,

	(thousands, except per share amounts)

Net interest income	$2,796	$2,790	$2,853	$3,017
Net interest income after provision for loan losses	2,696	2,765	2,653	2,952
Net income	446	680	539	736
Earnings per common share:
Basic:	$0.05	$0.07	$0.06	$0.08
Diluted	0.05	0.07	0.06	0.08

Directors of Rome Bancorp, Inc. & The Rome Savings Bank	Executive Officers of The Rome Savings Bank

Charles M. Sprock	Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer	President and Chief Executive Officer

Bruce R. Engelbert	David C. Nolan
Retired, Former Owner and President, Engelbert’s Jewelers, Inc.	Executive Vice President and Chief Financial Officer

David C. Grow
Partner, law firm of McMahon & Grow	George L. Barzee
Vice President, Sales and Residential Lending
Kirk B. Hinman
President, Rome Strip Steel Company, Inc.	D. Bruce Fraser
Vice President, Human Resources, Security and Compliance
T. Richard Leidig
Business Consultant
Mary Faith Messenger
Richard H. McMahon	Vice President and Controller
Partner, law firm of McMahon & Grow
Sandra L. Reader
Vice President, Consumer Loans
Marion C. Scoville
Retired, Former Corporate Secretary and Executive Assistant to the President, The Rome Savings Bank	James F. Sullivan
Vice President, Senior Loan Officer
Michael J. Valentine
President, Mele Manufacturing Company, Inc.	C. Francis Thalmann
Vice President, Operations and Branch Administration