Form 10-K, Exhibit 13
period 2006-12-31
ROME BANCORP INC
filed 2007-03-15
CIK 1088144

Exhibit 13.1

The summary information presented below at or for each of the five years in the period ended December 31, 2006 is derived in part from and should be read in conjunction with the consolidated financial statements and notes thereto included with this Annual Report.

	SELECTED FINANCIAL AND OTHER DATA (in thousands)

	At December 31,

	2006	2005	2004	2003	2002

Selected Financial Condition Data:
Total assets	$298,759	$308,853	$268,152	$261,939	$250,075
Loans, net	262,572	251,918	231,272	207,656	181,564
Securities	6,841	11,882	19,117	29,118	43,207
Total cash and cash equivalents	7,858	34,235	6,929	14,055	15,698
Total deposits	196,005	201,468	208,787	203,190	194,924
Borrowings	20,172	9,374	18,843	18,090	14,920
Total equity	77,031	93,478	36,258	36,639	36,193
Allowance for loan losses	1,965	1,960	2,000	1,809	1,730
Non-performing loans	1,104	947	829	1,406	1,516
Non-performing assets	1,149	947	829	1,608	1,571

	2006	2005	2004	2003	2002

Selected Operating Data:
Interest income	$17,457	$16,535	$14,498	$14,810	$15,509
Interest expense	3,521	3,036	3,042	3,614	4,981

Net interest income	13,936	13,499	11,456	11,196	10,528
Provision for loan losses	147	115	390	510	330

Net interest income after provision for loan losses	13,789	13,384	11,066	10,686	10,198
Non-interest income:
Service charges and other income	1,885	1,921	1,596	1,165	1,130
Net gain (loss) on securities transactions	11	105	176	(693)	132

Total non-interest income	1,896	2,026	1,772	472	1,262
Total non-interest expense	11,859	9,977	9,102	8,835	7,707

Income before income taxes	3,826	5,433	3,736	2,323	3,753
Income taxes	1,338	2,031	1,336	786	1,268

Net income	$2,488	$3,402	$2,400	$1,537	$2,485

	At or for the Year Ended December 31,

	2006	2005	2004	2003	2002

Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.29	$0.37	$0.26	$0.16	$0.27
Diluted earnings per share	$0.29	$0.36	$0.25	$0.16	$0.26
Return on average assets	0.83%	1.13%	0.91%	0.59%	1.00%
Return on average equity	2.91%	4.29%	6.67%	4.16%	6.86%
Net interest rate spread (tax equivalent)	4.37%	4.27%	4.41%	4.27%	3.95%
Net interest margin (tax equivalent)	5.04%	4.80%	4.73%	4.70%	4.56%
Non-interest expense to average assets	3.94%	3.31%	3.45%	3.42%	3.09%
Efficiency ratio (1)	74.59%	64.09%	68.72%	70.22%	64.85%
Average interest earning assets to average interest-bearing liabilities	152.72%	149.44%	125.61%	128.15%	128.68%

Capital Ratios:
Average equity to average assets	28.46%	26.27%	13.63%	14.29%	14.52%
Equity to total assets at end of period	25.78%	30.27%	13.52%	13.99%	14.47%
Book value per share	$9.10	$9.66	$8.57	$8.55	$8.41

Regulatory Capital Ratios: (2)
Core capital (Tier 1 capital)	21.27%	18.96%	11.03%	13.68%	14.90%
Total risk-based capital	28.90%	28.04%	15.36%	19.19%	21.24%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.42%	0.37%	0.36%	0.67%	0.83%
Nonperforming assets as percent of total assets	0.38%	0.31%	0.31%	0.61%	0.63%
Allowance for loan losses as a percent of loans	0.74%	0.77%	0.86%	0.86%	0.94%
Allowance for loan losses as a percent of non-performing loans	178.0%	207.0%	241.3%	128.7%	114.1%

Other Data:
Number of:
Deposit accounts	34,881	34,864	35,136	34,443	32,776
Full service offices	4	4	4	4	4

Note:	All per share amounts have been adjusted to reflect Rome Bancorp, Inc.’s second step stock conversion effective March 30, 2005 as well as a three-for-two stock split effective June 16, 2003.

(1)	Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

(2)

The regulatory capital ratios for the year ended December 31, 2006, 2005 and 2004 are for Rome Savings Bank only; the regulatory capital ratios for all other periods are for Rome Savings Bank and Rome Bancorp, Inc. on a consolidated basis. Due to Rome Savings Bank’s conversion to a federal savings bank on April 27, 2004, Rome Bancorp, Inc. is no longer subject to formula based capital requirements at a holding company level.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains “forward-looking statements” which may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition and results of operation and business that are subject to various factors which could cause actual results to differ materially from these estimates including, but not limited to, changes in the real estate market or local economy, changes in interest rates, changes in laws and regulations to which we are subject, and competition in our primary market area.

Any or all of our forward-looking statements in this Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or unknown risks and uncertainties. Consequently, no forward-looking statements can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events

General

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

2006 Highlights and Overview

The following discussion focuses on the factors affecting the consolidated financial condition of the Company as of the two years ended December 31, 2006 and 2005 and the Company’s results of operations for the three years ended December 31, 2006. The consolidated financial statements and related notes for the three years ended December 31, 2006 should be read in conjunction with this review.

The preparation of consolidated financial statements requires management to make estimates and assumptions. Changes in these estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies.

The Bank’s results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-bearing assets and interest-bearing liabilities and the interest rates earned or paid on these balances. The Bank’s operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities, the provision for loan losses and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. Financial institutions in general, including the Bank, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions and funds availability. The Bank’s operations and lending are principally concentrated in the Central New York area, and therefore its operations and earnings are influenced by the economics of the area it operates in. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences and levels of personal income and savings in the Bank’s primary market area.

Net income for 2006 was $2.5 million compared to $3.4 million in the prior year. The significant factors and trends impacting 2006, which are discussed in greater depth below, were as follows:

•

Net interest income before loan loss in 2006 increased by $437,000 or 3.2% to $13.9 million from $13.5 million for the prior year. This increase was principally due to an increase in the yields earned on average earning assets to 6.30% from 5.87% in 2005. The Company’s ratio of interest earning assets to interest bearing liabilities increased to 152.72% in 2006 from 149.44% in the prior year, while net interest margin increased to 5.04% in 2006 from 4.80% in 2005.

•	The Company’s provision for loan losses was $147,000 in 2006, an increase of $32,000 from $115,000 in the prior year, primarily due to 2006 growth in the loan portfolio.

•

Non-interest income decreased $130,000 in 2006 primarily due to the inclusion in 2005 of a large recovery of costs incurred that were related to a prior year loan charge off. Partially offsetting this was the 2006 increase in cash surrender value of Bank-owned life insurance in the amount of $215,000. Gains on securities sales were $11,000 in 2006, down from $105,000 in 2005, because the Company sold fewer securities.

•

Non-interest expense was $11.9 million in 2006, up from $10.0 million in the prior year. The majority of this increase is related to the expensing of the Company’s 2006 stock-based compensation grants in accordance with the provisions of FASB No.123(R).

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

A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences, and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. Rome Bancorp’s analysis compares net interest income under a scenario of no change from current interest rates with one of a 100, 200 and 300 basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. Rome Bancorp’s policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2006, based on simulation model results, Rome Bancorp was within these guidelines.

The following table sets forth at December 31, 2006 and 2005 the estimated percentage and dollar change in Rome Bancorp’s net interest income resulting from changes in interest rates over a one year period. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

	2006 Annual Net Interest Income			2005 Annual Net Interest Income

Change in Interest Rates in Basis Points(1)	Dollar Amount	Dollar Change From Base	Percentage Change From Base	Dollar Amount	Dollar Change From Base	Percentage Change From Base

	(Dollars in thousands)

+300	$13,390	$22	0.16%	$16,114	$1,691	11.72%
+200	13,445	77	0.58	15,586	1,163	8.06
+100	13,429	61	0.46	15,033	610	4.23
Base	13,368	—	—	14,423	—	—
-100	13,327	(41)	(0.31)	13,844	(579)	(4.01)

(1)	Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%

The above table reflects that as of December 31, 2006, Rome Bancorp had a lower risk of volatility in net interest income due to interest rate fluctuations than it had in the previous year. This can primarily be attributed to the large decrease in federal funds sold and increase in short-term borrowings as of December 31, 2006. Federal funds sold, which in 2005 included the short term investment of the proceeds of our stock conversion and offering, have yields that are modeled to move in direct proportion to changes in interest rates. Short-term borrowings represent overnight borrowings that are also modeled to reprice directly with changes in prevailing interest rates. Federal funds sold decreased to $1.1 million at December 31, 2006 from $26.8 million a year earlier, while short-term borrowings increased by $11.8 million over the same period.

Analysis of Net Interest Income.

Average Balances, Interest and Average Yields. The following table sets forth certain information relating to the Company’s average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities includes a tax equivalent adjustment for bank qualified municipals.

	Average Balances, Interest and Average Yields for the years ended

	December 31, 2006				December 31, 2005				December 31, 2004

	Average Balance	Interest Income/ Expense	Average Yield/ Cost		Average Balance	Interest Income/ Expense	Average Yield/ Cost		Average Balance	Interest Income/ Expense	Average Yield/ Cost

	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$255,201	$16,330	6.40%		$242,464	$14,993	6.18%		$217,622	$13,437	6.17%
Securities	8,447	541	6.40		15,712	864	5.50		23,747	1,212	5.10
Federal funds sold & other interest bearing deposits	14,546	664	4.57		26,182	826	3.15		5,117	43	0.85

Total interest-earnings assets	278,194	17,535	6.30		284,358	16,683	5.87		246,486	14,692	5.96
Noninterest-earning assets	22,474				17,396				17,464

Total assets	$300,668				$301,754				$263,950

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Savings accounts	$87,560	$657	0.75		$95,061	$703	0.74		$94,544	$732	0.77
Time deposits	66,822	2,276	3.41		67,214	1,820	2.71		68,573	1,630	2.38
Money market accounts	5,382	88	1.62		6,145	55	0.90		8,827	74	0.84
Other interest bearing deposits	11,321	69	0.61		10,170	65	0.64		7,783	58	0.75

Total interest-bearing deposits	171,085	3,090	1.81		178,590	2,643	1.48		179,727	2,494	1.39
Borrowings	11,069	431	3.90		11,693	393	3.36		16,511	548	3.32

Total interest-bearing liabilities	182,154	3,521	1.93		190,283	3,036	1.60		196,238	3,042	1.55

Noninterest-bearing deposits	28,232				27,647				27,162
Other liabilities	4,712				4,558				4,582

Total liabilities	215,098				222,488				227,982
Shareholders’ equity	85,570				79,266				35,968

Total liabilities and shareholders’ equity	$300,668				$301,754				$263,950

Net interest income		14,014				13,647				11,650
Tax equivalent adjustment on securities		(78)				(148)				(194)

Net interest income per consolidated financial statements		$13,936				$13,499				$11,456

Net interest rate spread			4.37%				4.27%				4.41%
Net interest margin			5.04%				4.80%				4.73%
Ratio of interest-earning assets to interest-bearing liabilities			1.53	x			1.49	x			1.26	x

Rate Volume Analysis. The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It shows the amount of the change in interest income or expense caused by either changes in outstanding balances (volume) or changes in interest rates. The effect of a change in volume is measured by applying the average rate during the first period to the volume change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	Rate Volume Analysis

	Year Ended December 31, 2006 Compared to Year Ended December 31, 2005			Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	Increases (decreases) due to			Increases (decreases) due to

	Rate	Volume	Net	Rate	Volume	Net

	(thousands)

Assets:
Interest-earning assets:
Loans	$573	$764	$1,337	$52	$1,504	$1,556
Securities	76	(399)	(323)	62	(410)	(348)
Federal funds sold & other
Interest bearing deposits	205	(367)	(162)	602	181	783

Total interest-earnings assets	854	(2)	852	716	1,275	1,991

Interest-bearing liabilities:
Savings accounts	10	(56)	(46)	(33)	4	(29)
Time deposits	467	(11)	456	222	(32)	190
Money market accounts	39	(6)	33	4	(23)	(19)
Other interest bearing deposits	(3)	7	4	(12)	19	7

Total interest-bearing deposits	513	(66)	447	181	(32)	149

Borrowings	59	(21)	38	5	(160)	(155)

Total interest-bearing liabilities	572	(87)	485	186	(192)	(6)

Net change in interest income	$282	$85	$367	$530	$1,467	$1,997

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

The Company’s total assets at December 31, 2006 were $298.8 million, a decrease of $10.1 million or 3.3% from $308.9 million at December 31, 2005. Cash and cash equivalents decreased to $7.9 million at December 31, 2006, from $34.2 million at December 31, 2005, primarily as a result of treasury stock repurchases and an investment in Bank-owned life insurance.

Securities available for sale were $4.3 million at December 31, 2006, a decrease of $5.3 million or 55.2% from $9.6 million at December 31, 2005. This decrease is due to maturities, principal reductions and securities sales. Throughout 2006, the proceeds from the maturities and sale of investment securities were used to fund growth in the Company’s loan portfolio, which currently is producing a higher yield than securities opportunities.

Total loans increased $10.6 million or 4.2% to $264.5 million at December 31, 2006 from $253.9 million at December 31, 2005. During the year ended December 31, 2006, Rome Bancorp originated approximately $51.7 million of loans. The majority of the loan growth was in the residential mortgage loan portfolio, which grew by $8.6 million, or 6.7%. Asset quality has remained favorable over the same period as non-performing loans as a percentage of total loans were 0.42% at December 31, 2006 as compared to 0.37% at December 31, 2005. The allowance for loan losses as a percent of non-performing loans was 178.0% at December 31, 2006, as compared to 207.0% at December 31, 2005. These ratios are considered appropriate due to the growth in the Company’s residential mortgage portfolio in 2006. Due to stringent underwriting standards, the history of losses on this portfolio is significantly lower than on the remaining loans.

Total deposits decreased by $5.5 million or 2.7% from $201.5 million at December 31, 2005 to $196.0 million at December 31, 2006. The overall decrease in deposits is primarily attributable to decreases in savings and non-interest bearing deposit accounts partially offset by increases in other interest bearing deposits, money market accounts and time deposits. Savings deposits decreased $5.0 million or 5.6% from $89.1 million at December 31, 2005 to $84.1 million at December 31, 2006. Non-interest bearing deposit balances decreased by $2.0 million or 6.7% over the past year. The decline in these deposit categories is attributed to customers seeking higher returns in other investment vehicles, consistent with trends among financial institutions. Other interest bearing deposits increased $1.3 million or 11.6% during 2006. Money market deposits and time deposits increased slightly by $194,000, or 3.9%, and $103,000 or 0.2%, respectively, during the year ended December 31, 2006.

Comparison of Results of Operations for the Years Ended December 31, 2006 and December 31, 2005

General. Net income for the year ended December 31, 2006 was $2.5 million, a decrease of $914,000 from $3.4 million for the year ended December 31, 2005. The decrease in net income was attributable to increases in non-interest expense of $1.9 million, a decrease in gains on securities sales of $94,000, a decrease in non-interest income of $36,000 and an increase in loan loss provision of $32,000, partially offset by an increase in net interest income before loan loss provision of $437,000 and a decrease in income tax expense of $693,000.

Net Interest Income. Net interest income was $13.9 million in 2006, an increase of $437,000 or 3.2% from $13.5 million in 2005. This increase is principally due to an increase in interest income, resulting in net interest margin on a tax equivalent basis of 5.04% in 2006 compared to 4.80% for the year ended 2005.

Interest Income. Interest income increased by $922,000 for the year ended December 31, 2006, from $16.5 million for the year ended December 31, 2005. Interest income earned on the loan portfolio increased to $16.3 million in 2006 from $15.0 million in 2005. Average loan balances increased to $255.2 million in 2006 from $242.5 million in 2005, primarily due to growth in the residential mortgage portfolio. The yield on loans in 2006 was 6.40% compared to 6.18% in 2005, due to increases in underlying market rates over the past two years. Interest and dividend income on securities decreased in 2006 primarily due to a decline in volume. As securities matured and were sold, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased to $8.4 million in 2006 from $15.7 million in 2005 while their yields increased to 6.40% from 5.50% over the same period. Interest income of other short-term investments, including federal funds sold, dropped from $826,000 in 2005 to $664,000 in 2006, as a result of a decrease in average federal funds sold from $26.2 million in 2005 to $14.5 million in 2006. Partially offsetting the average balance decrease was an increase in the yields on these federal funds to 4.57% from 3.15% over the same period.

Interest Expense. Interest expense increased to $3.5 million in 2006 from $3.0 million in 2005 primarily due to an increase in the rate paid on deposit accounts, consistent with current market trends. The average rate paid on interest bearing deposits in 2006 was 1.81% compared to 1.48% in 2005. The average balance of these deposits decreased to $171.1 million in 2006 from $178.6 million in the prior year. Interest expense on borrowings increased from $393,000 in 2005 to $431,000 in 2006 due to an increase in the average rate paid on this debt from 3.36% in 2005 to 3.90% in 2006.

Provision for Loan Losses. The provision for loan losses was $147,000 in 2006 compared to $115,000 in 2005. The 2005 provision for loan losses was lower than normal as the Company received a large recovery on a commercial loan that had been charged off in fiscal 2000. The allowance for loan losses was $2.0 million or 0.74% of total loans at December 31, 2006 compared to $2.0 million and 0.77% of total loans at December 31, 2005. The allowance for loan losses as a percent of non-performing loans was 178% at December 31, 2005 compared to 207% at December 31, 2005. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, was $1.1 million or 0.42% of total loans at December 31, 2006 compared to $947,000 or 0.37% at December 31, 2005. These ratios are considered appropriate due to the net growth in the Company’s residential mortgage portfolio of $8.6 million in 2006. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Despite strong asset quality, management determined that the current year’s provision was necessary due to the continued growth of the loan portfolio and to cover routine charge-offs of non-performing loans.

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $147,000 was necessary in 2006.

Non Interest Income. The following table summarizes changes in the major components of non-interest income:

	2006	2005	$ Change	% Change

Gain on securities sold	$11	$105	$(94)	(89.52)%
Gain on sale of loans	15	20	(5)	(25.00)%
Service charges	1,559	1,585	(26)	(1.64)%
Other income	311	316	(5)	(1.58)%

Total non-interest income	$1,896	$2,026	$(130)	(6.42)%

Non-interest income decreased by $130,000 to $1.9 million in 2006 as compared to $2.0 million in 2005, principally due to lower gains on securities sales. The Company recorded net securities sales gains of $11,000 in 2006 versus $105,000 in 2005, due to a lower volume of sales activity.

In mid-2006, the Company made an $8.0 million investment in Bank-owned life insurance policies on key officers, resulting in $215,000 of increased cash surrender value being recognized through the balance of 2006. During 2005, the Company recovered $167,000 in costs related to the aforementioned fiscal 2000 loan write-off.

Non Interest Expense. Non-interest expense was $11.9 million for the year ended December 31, 2006 compared to $10.0 million for the year ended December 31, 2005. The following table summarizes changes in the major components of non-interest expense:

	2006	2005	$ Change	% Change

Salaries and employee benefits	$6,986	$5,359	$1,627	30.36%
Occupancy and equipment expense	1,824	1,670	154	9.22%
Marketing expense	247	312	(65)	(20.83)%
Outside consulting and professional fees	792	640	152	23.75%
Other expense	2,010	1,996	14	0.70%

Total non-interest expense	$11,859	$9,977	$1,882	18.86%

The increase in salaries and employee benefits is related to the 2006 adoption of SFAS No. 123(R), Share-based Payments, and its requirement to record stock-based compensation cost using the fair value method. For 2006, adopting this standard resulted in additional non-cash compensation expense of $1.6 million. Under the provisions of SFAS No. 123(R), in addition to expensing the fair value of options and restricted share awards over the underlying requisite service period of those awards, grants made to individuals eligible for retirement or early retirement as defined in the Company’s defined benefit pension plan were required to be expensed at the point when the individuals met the retirement eligibility criteria. This resulted in accelerating $1.3 million of stock-Based compensation amortization expense into 2006 that otherwise would have been recorded in subsequent years. Increases in occupancy costs and professional fees are primarily attributable to additional costs related to information technology infrastructure and continued Sarbanes-Oxley Act compliance activities.

Income Tax Expense. Income tax expense was $1.3 million for 2006, a decrease of $693,000 from 2005 income tax expense of $2.0 million. The decrease is directly attributable to lower pre-tax earnings and an increase in permanent tax benefits.

Comparison of Results of Operations for the Years Ended December 31, 2005 and December 31, 2004

General. Net income for the year ended December 31, 2005 was $3.4 million, an increase of $1.0 million from $2.4 million for the year ended December 31, 2004. The increase in net income was attributable to an increase in net interest income before loan loss provision of $2.0 million, a decrease in loan loss provision of $275,000, and an increase in non-interest income of $325,000, partially offset by a decrease in gains on securities sales of $71,000, increases in non-interest expense of $876,000 and income tax expense of $695,000.

Net Interest Income. Net interest income was $13.5 million in 2005, an increase of $2.0 million or 17.8% from $11.5 million in 2004. This increase is principally due to the increase in the average balance of interest earning assets to $284 million in 2005, from $246 million in 2004. The growth in earning assets is directly related to receipt of the proceeds of the Company’s stock offering and conversion in March of 2005. Those proceeds were also utilized to pay down outstanding borrowings, bringing the average balances of these interest bearing liabilities to $11.7 million in 2005 versus $16.5 million in 2004. The Company’s ratio of interest earning assets to interest bearing liabilities increased to 149.44% in 2005 from 125.61% in 2004, while net interest margin increased to 4.80% in 2005 from 4.73% in 2004.

Interest Income. Interest income increased by $2.0 million for the year ended December 31, 2005, to $16.5 million as compared to $14.5 million in the year ended December 31, 2004. Interest income earned on the loan portfolio increased to $14.9 million in 2005 from $13.4 million in 2004. The average loan balances increased to $242.5 million in 2005 from $217.6 million in 2004, primarily due to growth in residential lending. The yield on loans in 2005 increased slightly to 6.18% from 6.17% in 2004, due to the effect of prime rate increases throughout 2005 on certain variable rate instruments. Interest and dividend income on securities decreased in 2005 primarily due to a decline in volume. As securities matured, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased to $15.7 million in 2005 from $23.7 million in 2004 while their yields increased to 5.50% from 5.10% over the same period. Interest income of other short-term investments, including federal funds sold, increased to $826,000 in 2005 from $44,000 in 2004, primarily as a result of an increase in volume as well as an increase in the yield of these funds to 3.15% in 2005 from 0.85% in 2004. Average federal funds sold increased to $26.2 million in 2005 from $5.1 million in 2004, as the Company held a portion of the stock offering proceeds in these deposits until more long term investments were analyzed.

Interest Expense. Interest expense for the year 2005 remained basically constant compared to interest expense for 2004. Interest expense on deposit accounts increased by $149,000 to $2.6 million in 2005 due to increases in the average rate paid on interest bearing deposits increasing to 1.48% in 2005 compared to 1.39% in 2004. Interest expense on borrowings decreased from $548,000 in 2004 to $393,000 in 2005 primarily due to a decrease in the average balance of outstanding borrowings from $16.5 million in 2004 to $ 11.7 million in 2005. The Company utilized

$9.0 million of the proceeds of the March 2005 stock offering and conversion to pay down FHLB borrowings.

Provision for Loan Losses. The provision for loan losses was $115,000 in 2005 compared to $390,000 in 2004. During 2005, the Company received a large recovery on a commercial loan that had been charged off in fiscal 2000. Because of this recovery and the continued stable asset quality of the loan portfolio, a lower provision was deemed necessary in 2005. The allowance for loan losses was $2.0 million or 0.77% of total loans at December 31, 2005 compared to $2.0 million and 0.86% of total loans at December 31, 2004. The allowance for loan losses as a percent of non-performing loans was 207% at December 31, 2005 compared to 241% at December 31, 2004. These ratios are considered appropriate due to the growth in the Company’s residential mortgage portfolio of $12.3 million in 2005. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, increased slightly to $947,000 or 0.37% of total loans at December 31, 2005 compared to $829,000 or 0.36% at December 31, 2004.

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

Non Interest Income. Non-interest income increased to $2.0 million in 2005 as compared to $1.8 million in 2004. The following table summarizes changes in the major components of non-interest income:

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

Non Interest Expense. Non-interest expense was $10.0 million for the year ended December 31, 2005 compared to $9.1 million for the year ended December 31, 2004. The following table summarizes changes in the major components of non-interest expense:

	2005	2004	$ Change	% Change

Salaries and employee benefits	$5,359	$5,137	$222	4.32%
Occupancy and equipment expense	1,670	1,568	102	6.51%
Marketing expense	312	311	1	0.32%
Outside consulting and professional fees	640	341	299	87.68%
Other expense	1,996	1,745	251	14.38%

Total non-interest expense	$9,977	$9,102	$875	9.61%

In 2005, the Company spent approximately $279,000 on expenses, primarily in the consulting and professional service area, necessitated by Sarbanes-Oxley Act compliance activities. Salaries and benefits increased over 2004 levels due to an increase in ESOP expense of $78,000 and normal inflationary increases. The majority of the increase in 2005 occupancy expense is attributable to higher equipment operating costs and depreciation.

Income Tax Expense. Income tax expense increased to $2.0 million in 2005, compared to $1.3 million in 2004. The increase is directly attributable to higher pre-tax earnings and an increase in permanent tax differences.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. The Company’s primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. The Bank also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $62.7 million on a line of credit. At December 31, 2006, the Bank had outstanding borrowings of $11.8 million against this line of credit, in addition to amortizing notes totaling $8.4 million.

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

The Company’s primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2006, the Company originated approximately $51.7 million in loans compared to approximately $65.3 million in 2005. Purchases of investment securities were $1.6 million in 2006 and $55,000 in 2005. During the second quarter of 2006, the Company invested in life insurance policies on certain key officers and employees totaling $8.0 million. At December 31, 2006, the Company had loan commitments to borrowers of approximately $12.1 million, and customer available letters and lines of credit of approximately $17.2 million.

Total deposits were $196.0 million at December 31, 2006, a decrease of 2.7% from $201.5 million at December 31, 2005. Time deposit accounts scheduled to mature within one year were $43.9 million at December 31, 2006. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with the Company. We are committed to maintaining a strong liquidity position, therefore, the Company monitors its liquidity position on a daily basis. The Company anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or from borrowings from the Federal Home Loan Bank, will be carefully considered as the Company monitors its liquidity needs. Therefore, in order to minimize its cost of funds, the Company may consider additional borrowings from the Federal Home Loan Bank in the future.

During 2006, the Company repurchased 1,383,000 outstanding shares of its common stock at a total cost of $17.8 million. The Company paid cash dividends of $0.30 per share in 2006, requiring a cash outlay of $2.6 million.

At December 31, 2006 and 2005, the Bank exceeded each of the applicable regulatory capital requirements. The Bank’s leverage (Tier 1) capital at December 31, 2006 and 2005 was $63.2 million and $58.6 million or 21.27% and 18.96% of adjusted assets, respectively. In order to be classified as “well-capitalized” by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”), at December 31, 2006 and 2005, the Bank is required to have leverage (Tier 1) capital of $14.9 million and $15.5 million, respectively, or 5.0% of adjusted assets, respectively. To be classified as a “well-capitalized” bank by the OTS and FDIC, the Bank must also have a risk-based total capital ratio of 10.0%. At December 31, 2006 and 2005, the Bank had a risk-based total capital ratio of 28.9% and 28.2%, respectively.

On March 30, 2005, the Company reorganized from the two-tier mutual holding company structure to the stock holding company structure (the “Conversion”). The Conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the Company’s assets, liabilities and equity. Costs related to the offering that was conducted in connection with the Conversion were $3.1 million and accordingly, net proceeds were $55.9 million. In addition, the Bank received $1.9 million of cash previously held by Rome MHC, the Company’s former mutual holding company.

The Company does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines and letters of credit noted above.

The Company is contractually obligated to make payments as follows:

	Payments due by Period:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Time deposits	$66,401	$43,856	$15,934	$6,611	—
Federal Home Loan Bank borrowings	20,172	12,838	3,518	1,705	$2,111
Software maintenance contracts	341	258	83	—	—

Total contractual obligations	$86,914	$56,952	$19,535	$8,316	$2,111

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Accounting Pronouncements

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment. See the discussion above under “Comparison of Results of Operations for the Years Ended December 31, 2006 and December 31, 2005 - Non-Interest Expense,” for further discussion of the effect of adopting this standard.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end, starting in 2008. Adoption had the following effect on individual line items in the 2006 balance sheet (in thousands of dollars):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158

	(in thousands of dollars)

Prepaid pension benefits	$2,345	$(1,211)	$1,134
Deferred income taxes	1,459	450	1,909
Total assets	299,520	(761)	298,759
Postretirement benefit liability	2,439	(85)	2,354
Total liabilities	221,813	(85)	221,728
Accumulated other comprehensive income (loss)	43	(676)	(633)
Total stockholders’ equity	77,707	(676)	77,031

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”),which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. The Company recorded a cumulative effect adjustment that decreased retained earnings in the amount of $206,000, which was comprised of a reduction of reserves for income and franchise taxes in the amount of $204,000, offset by corrections to increase prior year payroll and benefit accruals in the amount of $410,000, net of taxes.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

Other new accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.

Additionally, a new accounting standard will require the company to record servicing assets at fair value instead of at allocated cost, and thereafter will allow the Company to carry new and existing classes of servicing assets at either fair value or amortized original basis, beginning in 2007. Adoption of this standard may increase servicing assets to the extent the Company elects to apply it to existing classes of servicing assets and to the extent fair value of servicing exceeds amortized cost.

MARKET FOR THE COMPANY’S COMMON STOCK

The Company’s common stock is traded on the Nasdaq Global Market under the symbol “ROME”.

The Company’s common stock began trading on October 6, 1999, the date of the reorganization and initial public offering. At December 31, 2006, the last trading date in the Company’s fiscal year, the common stock of the Company closed at $12.75 per share. At March 2, 2006, there were 8,531,983 shares of the Company’s common stock outstanding, which were held of record by approximately 2,692 registered shareholders.

The table below shows the high and low sales price of the Company’s common stock during the periods indicated. The Company paid cash dividends of $0.30 per share in 2006. The Company also paid a quarterly cash dividend of $0.08 per share to shareholders of record as of February 5, 2007. Our ability to pay dividends depends on a number of factors including:

•	investment opportunities available to the Bank or the Company;

•	the Bank’s capital requirements;

•	federal laws and regulations;

•	our financial results;

•	tax considerations; and

•	general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range

Date	High	Low	Dividends

Year ended December 31, 2006

Quarter ended March 31, 2006	$12.10	$10.75	$0.075
Quarter ended June 30, 2006	12.95	11.71	0.075
Quarter ended September 30, 2006	13.00	12.11	0.075
Quarter ended December 31, 2006	12.96	12.46	0.075

Year ended December 31, 2005

Quarter ended March 31, 2005	$13.14	$9.48	$0.066
Quarter ended June 30, 2005	10.28	9.27	0.066
Quarter ended September 30, 2005	10.87	9.92	0.066
Quarter ended December 31, 2005	11.14	10.00	0.066

All per share amounts are adjusted to reflect the Company’s stock offering and conversion which occurred on March 30, 2005.

Performance Graph. The graph below compares the Company’s total cumulative shareholder return, including reinvestment of dividends and adjusted for stock splits, by an investor who invested $100.00 on December 31, 2001, to December 31, 2006, to the total return by an investor who invested $100.00 in each of the Nasdaq Composite Index (U.S. Companies) and the Nasdaq Bank Composite Index (banks and bank holding companies, over 99% of which are based in the United States).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rome Bancorp, The NASDAQ Composite Index
And The NASDAQ Bank Index

	12/01	12/02	12/03	12/04	12/05	12/06

Rome Bancorp	100.00	150.18	282.63	268.56	233.33	281.19
NASDAQ Composite	100.00	71.97	107.18	117.07	120.50	137.02
NASDAQ Bank	100.00	59.14	89.11	103.85	130.57	166.05

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee for Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006.

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

/s/ David C. Nolan

David C. Nolan
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Rome Bancorp, Inc.’s management is responsible for maintaining effective control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Rome Bancorp, Inc. maintained, in all material respects, effective control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Oversight Board (United States), the consolidated balance sheets of Rome Bancorp Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006, 2005 and 2004 and our report dated March 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC Cleveland, Ohio

March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its accounting for defined benefit pension and other postretirement plans to comply with newly issued accounting standards.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in the Current Year Financial Statements” and accordingly, adjusted assets and liabilities at the beginning of 2006 with off-setting adjustment to the opening balance of retained earnings.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC Cleveland, Ohio March 12, 2007

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2006 and 2005

(in thousands, except share data)

	2006	2005
Assets
Cash and due from banks	$6,769	$7,457
Federal funds sold and other short-term investments	1,089	26,778

Total cash and cash equivalents	7,858	34,235
Securities available for sale, at fair value	4,319	9,666
Securities held to maturity (fair value of $1,175 and $1,428 at December 31, 2006 and 2005, respectively)	1,178	1,440
Federal Home Loan Bank stock	1,344	776
Loans	264,537	253,878
Less: Allowance for loan losses	(1,965)	(1,960)

Net loans	262,572	251,918

Premises and equipment, net	6,072	4,503
Accrued interest receivable	1,094	1,053
Bank-owned life insurance	8,215	—
Other assets	6,107	5,262

Total assets	$298,759	$308,853

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Non-interest bearing	$28,042	$30,039
Savings	84,089	89,138
Money market	5,123	4,929
Time	66,401	66,298
Other interest bearing	12,350	11,064

Total deposits	196,005	201,468

Borrowings	20,172	9,374
Other liabilities	5,551	4,533

Total liabilities	221,728	215,375

Commitments and contingencies (Note 14)	—	—

Shareholders’ equity:
Common stock, $.01 par value; authorized: 30,000,000 shares; issued: 9,726,572 shares; outstanding: 8,461,572 shares at December 31, 2006; authorized: 30,000,000; issued 9,678,128: outstanding 9,678,128 shares at December 31, 2005	97	97
Additional paid-in capital	60,712	60,013
Retained earnings	35,643	35,983
Treasury stock, at cost; 1,265,000 shares at December 31, 2006 and 0 shares at December 31, 2005	(16,307)	—
Accumulated other comprehensive income (loss)	(633)	85
Unallocated shares of employee stock ownership plan (ESOP) 416,171 shares at December 31, 2006; 462,135 shares at December 31, 2005	(2,481)	(2,700)

Total shareholders’ equity	77,031	93,478

Total liabilities and shareholders’ equity	$298,759	$308,853

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2006, 2005 and 2004

(in thousands, except share data)

	2006	2005	2004
Interest income:
Loans	$16,330	$14,993	$13,437
Securities	463	716	1,018
Other short-term investments	664	826	43

Total interest income	17,457	16,535	14,498

Interest expense:
Deposits	3,090	2,643	2,494
Borrowings	431	393	548

Total interest expense	3,521	3,036	3,042

Net interest income	13,936	13,499	11,456

Provision for loan losses	147	115	390

Net interest income after provision for loan losses	13,789	13,384	11,066

Non-interest income:
Service charges	1,559	1,585	1,451
Net gain on securities	11	105	176
Other income	326	336	145

Total non-interest income	1,896	2,026	1,772

Non-interest expense:
Salaries and employee benefits	6,986	5,359	5,137
Building, occupancy and equipment	1,824	1,670	1,568
Directors’ fees	219	228	214
Marketing	247	312	311
Outside consulting and professional fees	792	640	341
ATM service fees	210	251	186
Supplies	172	160	155
Other	1,409	1,357	1,190

Total non-interest expense	11,859	9,977	9,102

Income before income tax expense	3,826	5,433	3,736

Income tax expense	1,338	2,031	1,336

Net income	$2,488	$3,402	$2,400

Basic earnings per share	$0.29	$0.37	$0.26

Diluted earnings per share	$0.29	$0.36	$0.25

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years ended December 31, 2006, 2005 and 2004

(in thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated other comprehensive Income	Unallocated ESOP shares	Unearned compensation	Total

Balances at December 31, 2003	$33	$10,250	$33,255	$(6,992)	$793	$(622)	$(78)	$36,639

Comprehensive income:
Net income	—	—	2,400	—	—	—	—	2,400
Other comprehensive loss	—	—	—		(402)	—	—	(402)

Total comprehensive income								1,998

Purchase of treasury stock (141,404 shares)	—	—	—	(2,045)	—	—	—	(2,045)
Exercise of stock options and related tax benefit (14,877 shares, net)	—	59	(41)	74	—	—	—	92
Amortization and tax benefits of unearned compensation	—	107	—	—	—	—	52	159
Dividends paid ($0.229 per share)	—	—	(987)	—	—	—	—	(987)
ESOP shares released for allocation (30,230 shares)	—	340	—	—	—	62	—	402

Balances at December 31, 2004	33	10,756	34,627	(8,963)	391	(560)	(26)	36,258
Comprehensive income:
Net income	—	—	3,402	—	—	—	—	3,402
Other comprehensive loss	—	—	—	—	(306)	—	—	(306)

Total comprehensive income								3,096

Proceeds of common stock offering and conversion of existing shares, net of expenses	64	57,758	—	—	—	(2,360)	—	55,462
Retirement of 1,747,266 treasury shares	—	(8,963)	—	8,963	—	—	—	—
Exercise of stock options and related tax benefit (35,882 shares, net)	—	130	—	—	—	—	—	130
Amortization and tax benefits of unearned compensation	—	73	—	—	—	—	26	99
Dividends paid ($0.265 per share)	—	—	(2,046)	—	—	—	—	(2,046)
ESOP shares released for allocation (45,965 shares)	—	259	—	—	—	220	—	479

Balances at December 31, 2005	97	60,013	35,983	—	85	(2,700)	—	93,478

Comprehensive income:
Net income			2,488					2,488
Other comprehensive loss					(42)			(42)

Total comprehensive income								2,446

Adjustment to initially apply SFAS No. 158, net of tax (Note 1)					(676)			(676)
Purchase of 1,383,000 treasury shares				(17,818)				(17,818)
Exercise of stock options and related tax benefit (48,444 shares, net)		245						245
Grant of restricted shares		(1,511)		1,511				—
Amortization of stock option and restricted share grants		1,616						1,616
Dividends paid ($0.30 per share)			(2,622)					(2,622)
ESOP shares released for allocation (45,965 shares)		349				219		568
Adjustment to initially apply SAB No. 108 (Note 1)			(206)					(206)

Balances at December 31, 2006	$97	$60,712	$35,643	$(16,307)	$(633)	$(2,481)	$—	$77,031

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004

(in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$2,488	$3,402	$2,400
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	548	515	496
(Increase) decrease in accrued interest receivable	(41)	(51)	203
Provision for loan losses	147	115	390
Net gain on securities transactions	(11)	(105)	(176)
Gain on sales of loans	(15)	(20)	—
Proceeds from sale of loans	1,114	1,715	—
Origination of loans for sale	(1,099)	(1,695)	—
Net premium amortization on securities	(9)	(7)	11
Increase in cash surrender value of Bank-owned life insurance	(215)	—	—
(Gain) loss on sale of other real estate	13	(15)	42
Loss (gain) on sale of fixed assets	3	—	(16)
Increase in other liabilities	436	269	244
Deferred income tax (benefit) expense	(762)	282	29
(Increase) decrease in other assets	(512)	(112)	13
Allocation of ESOP shares	568	479	402
Amortization of stock-based compensation	1,616	26	52

Net cash provided by operating activities	4,269	4,798	4,090

Cash flows from investing activities:
Net increase in loans	(10,702)	(20,678)	(24,093)
Proceeds from sales of securities available for sale	365	1,754	2,093
Purchase of bank-owned life insurance	(8,000)	—	—
Proceeds from maturities and principal reductions of securities available for sale	4,938	4,967	6,451
Purchases of securities available for sale	(568)	(55)	(198)
Purchases of securities held to maturity	(1,000)	—	(100)
Proceeds from maturities and principal reductions of securities held to maturity	1,254	171	1,250
Proceeds from sale of real estate owned	41	98	247
Purchases of premises and equipment, net	(2,114)	(507)	(276)

Net cash used in investing activities	(15,786)	(14,250)	(14,626)

Cash flows from financing activities:
Increase (decrease) in time deposits	103	(2,656)	(3,408)
(Decrease) increase in other deposits	(5,566)	(4,663)	9,005
Stock offering and conversion	—	55,462	—
Repayments of borrowings	(2,402)	(12,469)	(9,247)
Advances on borrowings	13,200	3,000	10,000
Purchase of treasury stock	(17,818)	—	(2,045)
Dividends	(2,622)	(2,046)	(987)
Exercise of stock options and related tax benefits	245	130	92

Net cash provided by financing activities	(14,860)	36,758	3,410

Net (decrease) increase in cash and cash equivalents	(26,377)	27,306	(7,126)
Cash and cash equivalents at beginning of year	34,235	6,929	14,055

Cash and cash equivalents at end of year	$7,858	$34,235	$6,929

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2006, 2005 and 2004

(in thousands)

	2006	2005	2004
Other non-cash activities:
Retirement of 1,747,266 treasury shares	$—	$8,963	$—
Transfers from loans to real estate owned	99	83	87
Cash paid during the period for:
Interest	3,517	3,044	3,070
Income taxes	1,940	1,850	549

See accompanying notes to consolidated financial statements.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(c)	Federal Home loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(d)	Loans

Loans are reported at the principal amount outstanding. Origination fees and certain direct origination costs related to lending activities are deferred and amortized over the life of the related loans. The Company has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

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

(e)	Allowance for Loan Losses

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

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

(f)	Real Estate Owned

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

(g)	Premises and Equipment

Land is carried at cost and buildings and improvements and furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets (7 to 40 years for buildings and 3 to 10 years for furniture and equipment).

(h)	Employee Benefit Plans

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

The Company has a defined contribution 401(k) Savings Plan for all employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

The Company also sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The number of shares allocable to Plan participants is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. As shares are committed to be released

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest.

(i)	Income Taxes

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

(j)	Stock Option Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $379,000, a reduction in net income of $283,000 and a reduction in both basic and diluted earnings per share of $0.03 per share.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore no stock-based compensation cost is reflected in net income for the years ended December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based compensation for the years ending December 31.

	2005	2004

	(in thousands, except per share data)
Net income:
As reported	$3,402	$2,400
Add: Stock based compensation expense included in net income, net of related tax expense	17	35
Deduct: Total stock based compensation expense determined under fair value method, net of related tax expense	(35)	(69)

Pro forma	$3,384	$2,366

Basic earnings per share:
As reported	$0.37	$0.26
Pro forma	$0.37	$0.26

Diluted earnings per share:
As reported	$0.36	$0.25
Pro forma	$0.36	$0.25

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(k)	Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which represents short-term highly liquid investments. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased agreements.

(l)	Financial Instruments With Off-Balance Sheet Risk

The Company’s off-balance sheet financial instruments are limited to commitments to extend credit and standby letters of credit. The Company’s policy is to record such instruments when funded.

(m)	Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Unallocated shares held by the Company’s ESOP and unvested RRP shares are not included in the weighted average number of shares outstanding. Stock options and unvested stock grants are regarded as common stock equivalents and are considered in earnings per share calculations if dilutive using the treasury stock method.

(n)	Segment Reporting

The Company’s operations are solely in the financial services industry providing traditional community banking services in the geographical region of Oneida County and surrounding areas in New York State. The Company has determined that it has no reportable segments as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

(o)	Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key officers and employees. Bank-owned life insurance is recorded at its cash surrender value (or the amount that can be realized.)

(p)	Recently Adopted Accounting Pronouncements

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. See the discussion above under Non-Interest Expense for further discussion of the effect of adopting this standard.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end, starting in 2008. Adoption had the following effect on individual line items in the 2006 balance sheet:

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158

	(in thousands of dollars)

Prepaid pension benefits	$2,345	$(1,211)	$1,134
Deferred income taxes	1,459	450	1,909
Total assets	299,520	(761)	298,759
Postretirement benefit liability	2,439	(85)	2,354
Total liabilities	221,813	(85)	221,728
Accumulated other comprehensive income(loss)	43	(676)	(633)
Total stockholders’ equity	77,707	(676)	77,031

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108),which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. The Company recorded a cumulative effect adjustment that decreased retained earnings in the amount of $206,000, which was comprised of a reduction of reserves for income and franchise taxes in the amount of $204,000, offset by corrections to increase payroll and benefit accruals in the amount of $410,000, net of taxes.

(q)	Newly Issued But Not Yet Effective Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

Other new accounting standards have been issued that the Company does not expect will have a material effect on the financial statements when adopted in future years or for which the Company has not yet completed its evaluation of the potential effect upon adoption. In general, these standards revise the accounting for derivatives embedded in other financial instruments for 2007, revise the recognition and accounting for servicing of financial assets for 2007, establish a hierarchy about the assumptions used to measure fair value for 2008, revise the accrual of post-retirement benefits associated with providing life insurance for 2008, and revise the accounting for cash surrender value for 2007.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

Additionally, a new accounting standard will require the company to record servicing assets at fair value instead of at allocated cost, and thereafter will allow the Company to carry new and existing classes of servicing assets at either fair value or amortized original basis, beginning in 2007. Adoption of this standard may increase servicing assets to the extent the Company elects to apply it to existing classes of servicing assets and to the extent fair value of servicing exceeds amortized cost.

(3)	Securities

Securities are summarized as follows (in thousands):

	December 31, 2006

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
U.S. Government agencies	$441	$14	$—	$455
State and municipal obligations	2,335	42	—	2,377
Mortgage-backed securities
FHLMC	336	3	—	339

Total debt securities	3,112	59	—	3,171

Equity and other securities	1,137	11	—	1,148

	$4,249	$70	$—	$4,319

Held-to-maturity:
U.S. Government securities	$1,001	$—	$4	$997
Mortgage-backed securities
GNMA	28	1	—	29
FHLMC	2	—	—	2
Other bonds	147	—	—	147

	$1,178	$1	$4	$1,175

	December 31, 2005

	Amortized Cost	Gross unrealized gains	Gross Unrealized Losses	Fair value

Available-for-sale:
U.S. Government agencies	$949	$36	$—	$985
State and municipal obligations	4,506	89	—	4,595
Mortgage-backed securities
FHLMC	570	13	—	583
Corporate bonds	2,008	9	—	2,017

Total debt securities	8,033	147	—	8,180

Equity and other securities	1,491	6	11	1,486

	$9,524	$153	$11	$9,666

Held-to-maturity:
U.S. Government securities	$1,208	$—	$15	$1,193
Mortgage-backed securities
GNMA	48	3	—	51
FHLMC	3	—	—	3
Other bonds	181	—	—	181

	$1,440	$3	$15	$1,428

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

At December 31, 2006, one agency investment had an unrealized loss of $4,000. This investment was in an unrealized loss position for two consecutive months at December 31, 2006. The unrealized loss represents aggregate depreciation of 0.4% of the Company’s amortized cost basis in the security. The unrealized loss on this bond has not been recognized into income because the bond is of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bond reaches maturity.

At December 31, 2005, three agency investments had a combined unrealized loss of $15,000. These investments were in an unrealized loss position for sixteen consecutive months at December 31, 2005. The unrealized loss represented aggregate depreciation of 1.3% of the Company’s amortized cost basis in these securities at that date. In addition, at December 31, 2005, one of the Company’s equity investments had an unrealized loss position of $11,000. This investment was in an unrealized loss position for one month at December 31, 2005. The unrealized loss represented aggregate depreciation of 0.7% of the Company’s cost basis in this security at year end 2005.

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2006

	Amortized cost	Fair Value

Available-for-sale:
Due within one year	$1,080	$1,086
Due after one year through five years	1,363	1,388
Due after five years through ten years	383	397
Due after ten years	286	300

	$3,112	$3,171

Held-to-maturity:
Due within one year	$—	$—
Due after one year through five years	1,031	1,028
Due after five years through ten years	—	—
Due after ten years	147	147

	$1,178	$1,175

Gross gains of $11,000, $105,000 and $176,000 were realized on sales of securities in 2006, 2005 and 2004, respectively.

Securities pledged at year end 2006 and 2005 had a carrying amount of $1.0 million and $1.1 million, respectively. These securities collateralize state and Treasury department programs. At year end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(4)	Loans

Loans are summarized as follows (in thousands) at December 31:

	2006	2005

Mortgage loans:
Residential (1-4 family)	$135,078	$126,422
Commercial	54,493	52,748
Construction and land	2,562	3,317

Total Mortgage loans	192,133	182,487

Other loans:
Commercial	24,189	23,832
Automobile loans	17,779	18,321
Property improvement and equipment	15,536	15,434
Other consumer	14,900	13,804

Total Other loans	72,404	71,391

Total Loans	$264,537	$253,878

The Company serviced loans for third parties totaling $4,830,000 and $3,922,000 at December 31, 2006 and 2005 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended December 31,

	2006	2005	2004

Balance at beginning of period	$1,960	$2,000	$1,809
Provision charged to operations	147	115	390
Loans charged off	(372)	(687)	(384)
Recoveries	230	532	185

Balance at end of period	$1,965	$1,960	$2,000

The Company’s recorded investment in loans that are considered impaired totaled $318,000 and $211,000 at December 31, 2006 and 2005, respectively. These impaired loans carried allowances of $177,000 and $127,000, at December 31, 2006 and 2005, respectively. The average recorded investment in impaired loans was $228,000, $247,000 and $272,000 in 2006, 2005 and 2004, respectively. The Company recognized no interest on impaired loans during the three years ended December 31, 2006.

The principal balances of loans not accruing interest amounted to $1.1 million and $871,000 at December 31, 2006 and 2005, respectively. Loans 90 days past due and accruing interest amounted to $8,000 and $75,000 at December 31, 2006 and 2005, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

recorded during the years ended December 31, 2006, 2005 and 2004 was $75,800, $62,500 and $53,300, respectively. There are no commitments to extend further credit on non-accruing loans.

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

(5)	Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2006	2005

Land	$2,547	$1,404
Buildings and improvements	5,713	5,133
Furniture and equipment	7,324	7,030

	15,584	13,567
Less accumulated depreciation and amortization	9,512	9,064

	$6,072	$4,503

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $548,000, $515,000 and $496,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

(6)	Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2006

Within one year	$43,856
One through two years	9,932
Two through three years	6,002
Three through four years	4,222
Four through five years	2,389

Total time deposits	$66,401

At December 31, 2006 and 2005, time deposits with balances of $100,000 or more totaled approximately $13,110,000 and $11,624,000, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2006	2005	2004

Savings	$657	$703	$732
Money market	88	55	74
Time	2,276	1,820	1,630
Other interest bearing	69	65	58

	$3,090	$2,643	$2,494

(7)	Borrowings

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

	2006	2005

Bearing interest at 3.67% fixed, due 7/3/15	$2,294	$2,515
Bearing interest at 3.36% fixed, due 7/3/13	3,868	4,376
Bearing interest at 3.59% fixed, due 11/26/08	2,210	2,483
FHLB Overnight Line of Credit, bearing interest at 5.41%	11,800	—

	$20,172	$9,374

The following table summarizes the combined aggregate amount of maturities for the above advances and notes for each of the five years after December 31, 2006, as well as remaining maturities beyond five years:

Due in one year	$12,838
Due one through two years	2,709
Due two through three years	809
Due three through four years	838
Due four through five years	867
Due past five years	2,111

Total	$20,172

At December 31, 2006, the Company had additional availability on its FHLB line of credit of $50.9 million. This line of credit is subject to periodic review and renewal.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(8)	Income Taxes

The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):

	2006	2005	2004

Current:
Federal	$1,959	$1,661	$1,141
State	141	88	166

	2,100	1,749	1,307

Deferred:
Federal	(598)	155	72
State	(164)	127	(43)

	(762)	282	29

Total income tax expense	$1,338	$2,031	$1,336

Actual tax expense differs from “expected” tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2006	2005	2004

Computed “expected” tax expense	$1,301	$1,847	$1,270
Increases (decreases) in income taxes resulting from:
State taxes, net of Federal tax benefit	(16)	126	82
Tax exempt interest	(47)	(98)	(138)
Tax exempt increase in cash surrender value of life insurance	(73)	—	—
Non-deductible ESOP expense	119	87	116
Non-deductible stock option expense	45	—	—
Other, net	9	69	6

	$1,338	$2,031	$1,336

Effective tax rate	35.0%	37.4%	35.8%

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2006	2005

Deferred tax assets:
Allowance for loan losses	$671	$577
Accrued postretirement benefits	920	901
Deferred compensation	704	423
Stock-based compensation and benefits	642	—
Other	39	31

Total gross deferred tax assets	2,976	1,932

Deferred tax liabilities:
Depreciation	202	203
Prepaid pension cost	429	826
Undistributed income of subsidiary	69	54
Unrealized gains on available-for-sale securities	28	57
Deferred loan costs	72	97
Other	14	—

Total gross deferred tax liabilities	814	1,237

Net deferred tax assets	$2,162	$695

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to the Bank’s Federal and state base-year reserves of approximately $3.4 million at December 31, 2006, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of the Bank’s stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2006 with respect to the base-year reserve was approximately $1.3 million.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(9)	Pension and Postretirement Benefits

The following table sets forth the changes in the Company’s pension and postretirement plans’ accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2006 and 2005:

	Pension benefits		Postretirement benefits

(in thousands)	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of year	$7,381	$6,974	$2,353	$2,490
Service cost	—	—	25	31
Interest cost	424	417	135	148
Amendments and settlements	(38)	(24)	—	(76)
Actuarial(gain)/ loss	(239)	353	(134)	(126)
Benefits paid	(336)	(339)	(70)	(190)
Participant contributions	—	—	45	76

Benefit obligation at end of year	7,192	7,381	2,354	2,353

Change in plan assets:
Fair value of plan assets at beginning of year	8,058	7,451	—	—
Actual return on plan assets	642	871	—	—
Employer contributions	—	100	25	114
Settlements	(38)	(25)	—	—
Participant contributions	—	—	45	76
Benefits paid	(336)	(339)	(70)	(190)

Fair value of plan assets at end of year	8,326	8,058	—	—

Funded status	1,134	677	(2,354)	(2,353)
Unrecognized net actuarial loss	—	1,451	—	102
Unrecognized prior service cost	—	—	—	(63)

Net amount recognized	$1,134	$2,128	$(2,354)	$(2,314)

Unrecognized net actuarial loss in accumulated other comprehensive income (net of tax)	$(728)	N/A	$52	N/A

Assumptions as of measurement dates: Pension September 30;
Postretirement December 31:
Discount rate	6.125%	5.875%	6.125%	5.875%
Expected return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	N/A	N/A	—	—

Prior to adoption of SFAS No. 158, amounts recognized on the balance sheet at December 31, 2005 consist of (in thousands):

	Pension Benefits	Postretirement Benefits

Prepaid benefit cost	$2,128	$—
Accrued benefit cost	—	(2,314)
Net amount recognized	$2,128	$(2,314)

The long term rate of return on plan assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

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

The Company’s pension plan weighted average allocations at September 30, 2006 and 2005, by asset category are summarized in the following table:

	Plan assets at September 30,

Asset Category	2006	2005

Equity Securities	73%	72%
Debt Securities	27%	28%

Total	100%	100%

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

For the fiscal year ended December 31, 2007, the Company expects to make no contributions to the pension plan. The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Asset Category	Pension Benefits	Postretirement Benefits

Fiscal 2007	$454	$125
Fiscal 2008	461	132
Fiscal 2009	472	139
Fiscal 2010	479	144
Fiscal 2011	491	149
Fiscal 2012-2016	2,628	805

          The components of net periodic benefit cost include the following:

	Pension benefits			Postretirement benefits

(in thousands)	2006	2005	2004	2006	2005	2004

Service cost	$—	$—	$—	$25	$31	$33
Interest cost	424	417	432	135	148	142
Expected return on assets	(710)	(655)	(642)	—	—	—
Amortization	69	66	80	(8)	(1)	(1)

Net periodic (benefit) cost	$(217)	$(172)	$(130)	$152	$178	$174

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

In December of 2002, the Company’s Board of Directors amended the defined benefit pension plan to cease the accrual of further benefits. There is no assumed increase in the per capita cost of current health care benefits since the employer contributions are fixed with the retiree paying for any cost increases.

(10)	Stock Option Plan

On May 3, 2000, the Company’s shareholders approved the Rome Bancorp, Inc. 2000 Stock Option Plan (the “2000 Stock Option Plan”). The primary objective of the 2000 Stock Option Plan is to provide officers and directors with a proprietary interest in the Company and an incentive to encourage such persons to remain with the Company.

Under the 2000 Stock Option Plan, 517,952 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the 2000 Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 382,357 options were awarded at an exercise price of $2.19 per share. These options have a ten-year term and vested at a rate of 20% per year from the grant date. At December 31, 2006 and 2005 the remaining contractual life of these options was 3.5 years and 4.5 years, respectively.

On May 3, 2006, the Company’s shareholders approved the Rome Bancorp, Inc. 2006 Stock Option Plan (the “2006 Stock Option Plan”), which also has the primary objective of providing officers and directors with a proprietary interest in the Company and an incentive to encourage such persons to remain with the Company. Under the 2006 Stock Option Plan, 590,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the 2006 Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On May 24, 2006, 354,000 options were awarded at an exercise price of $12.84 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. The fair value of the 2006 options awarded was estimated on the date of grant using a closed form option valuation (Black-Scholes) model and the following assumptions: risk free interest rate 4.60%, an expected term of 6.5 years, expected stock price volatility of 8.25% and a dividend yield of 2.52%. At December 31, 2006 the remaining contractual life of these options was 9.4 years.

Under the provisions of FASB No. 123(R), stock-based compensation expense of $1.69 per option granted under the 2006 Stock Option Plan is being recorded over the sooner of the vesting period of the options, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $350,000 related to their options was expensed immediately. Total compensation cost related to the Company’s stock option plans was $379,000, $0 and $0 for 2006, 2005 and 2004, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

          Information related to the stock option plans during each year follows:

	2006	2005	2004

Intrinsic value of options exercised	$487,000	$293,000	$151,000
Cash received from option exercises	101,000	73,000	33,000
Tax benefit realized from option exercises	144,000	57,000	59,000
Weighted average fair value of options granted	1.69	0	0

As of December 31, 2006, there was $220,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4.42 years. At December 31, 2006, the intrinsic value of both all outstanding options and exercisable options was $1.8 million.

The following table presents the stock option activity for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006		2005		2004

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	219,799	$2.19	256,253	$2.19	271,130	$2.19
Exercised	(48,910)	2.19	(36,455)	2.19	(14,877)	2.19
Granted	354,000	12.84	—	—	—	—

Outstanding at end of year	524,889	$9.37	219,799	$2.19	256,253	$2.19

Exercisable at end of year	170,889	$2.19	219,799	$2.19	179,789	$2.19

(11)	Recognition and Retention Plan

The Company’s shareholders approved the Rome Bancorp, Inc. 2000 Recognition and Retention Plan (“2000 RRP”) on May 3, 2000. The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors. During 2000, 119,742 shares were awarded under the 2000 RRP. The shares vested at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $262,000 at the grant date, and was amortized to compensation expense on a straight-line basis over the vesting periods of the underlying shares.

The Company’s shareholders approved the Rome Bancorp, Inc. 2006 Recognition and Retention Plan (“2006 RRP”) on May 3, 2006 in order to further promote the long-term interests of the Company and its shareholders by providing a stock-based compensation program to attract and retain officers and directors.

On May 24, 2006, 168,300 shares were awarded under the 2006 RRP. These shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $2.2 million at the grant date, and is being amortized over the sooner of the vesting period of the options, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $1.1 million related to their 2006 RRP awards was expensed immediately. Stock-based compensation expense of $1.2 million, $26,000 and $52,000 related to RRP awards was recorded in 2006, 2005 and 2004, respectively. The remaining unearned compensation cost has been shown as a reduction of shareholders’ equity. The shares awarded under the RRP were

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

A summary of changes in the Company’s nonvested shares for the year follows:

	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2006	—	—
Granted	168,300	$12.84
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2006	168,300	$12.84

As of December 31, 2006, there was $925,000 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 4.4 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $0, $241,000 and $327,000.

(12)	Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

Contributions to the defined contribution 401(k) Savings Plan were $80,000, $78,000 and $72,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

In connection with establishing an ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 453,488 shares of the Company’s common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2006, 241,851 of the original ESOP shares had been released or committed to be released and 211,637 remained as unallocated shares.

On March 30, 2005, in connection with the Company’s second-step conversion and stock offering, the ESOP borrowed $2,360,000 from the Company to purchase an additional 236,000 shares of the Company’s common stock. The loan bears interest at 5% and is payable in fifteen annual installments. At December 31, 2006, 31,466 of these shares had been released or committed to be released and 204,534 remained as unallocated shares.

The fair value of the unallocated shares on December 31, 2006 was $5,306,000. The Company recognized compensation expense of $568,000, $478,000 and $403,000 in 2006, 2005 and 2004, respectively in connection with the ESOP.

The Company has also adopted a Benefit Restoration Plan for the Company’s CEO. This plan provides the beneficiary with the benefits that would otherwise be due to him as a participant in the 401(k) plan and the employee stock ownership plan if such benefits were not limited by certain provisions of the Internal Revenue Code. In addition, in the event the beneficiary retires prior to the end of the ESOP loan term, the plan will provide him a benefit equal to the value of the shares of Rome Bancorp that would have been allocated to his account under the ESOP had he remained employed through the end of the ESOP loan term. The liability associated with this plan was $683,000 at December 31, 2006.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(13)	Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income (loss) which is the net change in the unrealized gains or losses on securities available-for-sale net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,

	2006	2005	2004

Unrealized holding losses arising during the period	$(59)	$(405)	$(494)
Reclassification adjustment for net realized gain included in net income	(11)	(105)	(176)

Other comprehensive loss, before tax	(70)	(510)	(670)
Deferred tax benefit	(28)	(204)	(268)

Other comprehensive loss, net of tax	$(42)	$(306)	$(402)

(14)	Commitments and Contingencies

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

At December 31, 2006 and 2005 the Company was committed to originate mortgage and other loans of approximately $12.1 million and $10.4 million, respectively. At December 31, 2006 and December 31, 2005, the Company’s fixed rate loan commitments totaled $7.1 million and $1.6 million, respectively. The range of interest rates on these fixed rate commitments was 5.875% to 6.8% at December 31, 2006 and 4.875% to 6.79% at December 31, 2005.

Commitments under unused lines of credit and letters of credit were approximately $17.2 million and $13.0 million at December 31, 2006 and 2005, respectively.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of the Company.

(15)	Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2006	2005	2004

Basic earnings per share:
Net Income available to common shareholders	$2,488	$3,402	$2,400

Weighted average basic shares outstanding	8,527	9,205	9,283

Basic earnings per share	$0.29	$0.37	$0.26

Diluted earnings per share:
Net Income available to common shareholders	$2,488	$3,402	$2,400

Weighted average basic shares outstanding	8,527	9,205	9,283
Effect of dilutive securities:
Stock options	142	195	221
Unearned RRP shares	55	6	18

Weighted average diluted shares outstanding	8,724	9,406	9,522

Diluted earnings per share	$0.29	$0.36	$0.25

(16)	Shareholders’ Equity and Regulatory Matters

The Bank is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $1.6 million at December 31, 2006.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

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

As of October 16, 2006, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, the Bank must meet the minimum ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank’s category. Management believes, as of December 31, 2006, that the Company and Bank meet all capital adequacy requirements to which they are subject.

The following is a summary of the Bank’s actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the OTS and FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

	Actual		Minimum capital adequacy requirements		To be classified as well-capitalized under prompt corrective action provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2006:
Total capital (to risk weighted assets):	$64,834	28.9%	$17,957	>=8%	$22,447	>=10%

Tier 1 Capital (to risk weighted assets):	63,201	28.16%	8,979	>=4%	13,468	>=6%

Tier 1 Capital (to adjusted assets):	63,201	21.27%	8,915	>=3%	14,858	>=5%

As of December 31, 2005:
Total capital (to risk weighted assets):	$59,174	28.2%	$16,789	>=8%	$20,986	>=10%

Tier 1 Capital (to risk weighted assets):	58,643	27.9%	8,394	>=4%	12,592	>=6%

Tier 1 Capital (to adjusted assets):	58,643	18.96%	9,280	>=3%	15,467	>=5%

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

Following is a reconciliation of the Bank’s GAAP shareholders’ equity to regulatory Tier 1 capital at December 31, 2006 and 2005.

		December 31, 2006	December 31, 2005

GAAP Shareholders’ Equity		$62,514	$58,674
Plus:	Minority interest in consolidated subsidiary and other comprehensive loss related to SFAS No. 158	745	71
Less:	Disallowed assets and unrealized gains on available-for - sale securities, net of tax	(58)	(102)

Tier 1 Capital		63,201	58,643

Plus:	Allowance for loan losses	1,965	1,960
	Allowed unrealized gain on available-for-sale securities	—	—
Less:	Real estate held for investment	(332)	(338)
	Other investments required to be deducted	—	(1,091)

Total Regulatory Capital		$64,834	$59,174

(17)	Fair Value of Financial Instruments

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

The estimated carrying values and fair values of the Company’s financial instruments for December 31 are as follows (in thousands):

	2006		2005

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$7,858	$7,858	$34,235	$34,235
Securities available for sale	4,319	4,319	9,666	9,666
Securities held to maturity	1,178	1,175	1,440	1,428
Loans, net	262,572	259,388	251,918	248,073
Federal Home Loan Bank Stock	1,344	1,344	776	776
Accrued interest receivable	1,094	1,094	1,053	1,053

Financial liabilities:
Non-interest bearing deposits	28,042	28,042	30,039	30,039
Interest bearing deposits	167,963	167,749	171,429	171,045
Borrowings	20,172	19,778	9,374	8,918
Accrued interest payable	33	33	29	29

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

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2006 and 2005 and statement of income and statement of cash flows for the years ended December 31, 2006, 2005 and 2004 (in thousands):

Condensed Balance Sheet	2006	2005

Assets:
Cash and due from banks	$10,097	$31,588
Investment in subsidiary bank	62,514	58,673
Loan receivable from ESOP	2,646	2,815
Other assets	1,916	1,308

Total assets	$77,173	$94,384

Total liabilities	$142	$906
Total shareholders’ equity	77,031	93,478

Total liabilities and shareholders’ equity	$77,173	$94,384

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

Condensed Statement of Income	2006	2005	2004

Interest and investment income	$497	$466	$94
Dividends from subsidiary bank	—	—	6,000

Total operating income	497	466	6,094

Other operating expenses	2,072	369	269

Income (loss) before income taxes and dividends in excess of net income/(equity in undistributed income) of subsidiary bank	(1,575)	97	5,825

Equity in undistributed income/ (Dividends in excess of net income)of subsidiary bank	4,063	3,305	(3,425)

Net income	$2,488	$3,402	$2,400

Condensed Statement of Cash Flows	2006	2005	2004

Operating activities:
Net income	$2,488	$3,402	$2,400
Adjustments to reconcile net income to cash provided by operating activities:
(Equity in undistributed earnings of)/dividends in excess of net income of subsidiary bank	(4,063)	(3,305)	3,425
Amortization of stock-based compensation	1,616
(Increase) decrease in other assets	(742)	483	(449)
(Decrease) increase in other liabilities	(764)	859	(244)
Tax benefit from exercise of stock options	144	57	59

Net cash (used in) provided by operating activities	(1,321)	1,496	5,191

Investing activities:
Investment in subsidiary bank	—	(25,653)	—
Decrease (increase) in loan to ESOP	169	(2,172)	47

Net cash provided by (used in) investing activities	169	(27,825)	47

Financing activities:
Net proceeds of common stock offering and conversion	—	55,462	—
Purchase of treasury stock	(17,818)	—	(2,045)
Dividends	(2,622)	(2,046)	(987)
Exercise of stock options	101	73	33

Net cash (used in) provided by financing activities	(20,339)	53,489	(2,999)

Net (decrease) increase in cash and cash equivalents	(21,491)	27,160	2,239

Cash and cash equivalents at beginning of year	31,588	4,428	2,189

Cash and cash equivalents at end of year	$10,097	$31,588	$4,428

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(19)	Plan of Conversion and Reorganization

On November 11, 2004, the Boards of Directors of Rome, MHC (the “Mutual Holding Company”), the Company and The Rome Savings Bank (the “Bank”) (collectively, “Rome”) unanimously adopted a Plan of Conversion and Agreement and Plan of Reorganization (the “Plan of Conversion”), under the terms of which Rome undertook a “second-step” conversion (the “Conversion”), and the Bank reorganized from the two-tier mutual holding company structure to the stock holding company structure. The Conversion was consummated on March 30, 2005. Prior to the completion of the Conversion, the MHC owned approximately 61.5% of the common stock of the Company.

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

Also pursuant to the Plan of Conversion, the Bank terminated the liquidation account it established in connection with its mutual holding company reorganization and minority stock issuance and such account was replaced by a new liquidation account created by the Bank as of March 30, 2005. The new “liquidation account” will be for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the plan of conversion) in an amount equal to the greater of (i) Rome, MHC ownership interest in the retained earnings of the Company as of the date of its latest balance sheet contained in the Conversion, or (ii) the retained earnings of the Bank at the time that the Bank reorganized into the Mutual Holding Company in 1999. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at the Bank would be entitled, in the event of a complete liquidation of the Bank after the conversion, to a pro rata interest in the liquidation account prior to any payment to the stockholders of the new holding company. The liquidation account will be reduced annually on December 31 to the extent that Eligible Account Holders and Supplemental Eligible Account Holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in deposits will not restore such account holder’s interest in the liquidation account. Subsequent to the Conversion, the Bank may not pay cash dividends or make other capital distributions if the effect thereof would be to reduce its stockholders’ equity below the amount of the liquidation account.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004

(20)	Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2006 and 2005 are as follows:

	2006 Quarter Ending

	March 31,	June 30,	September 30,	December 31,

	(In thousands, except per share amounts)

Net interest income	$3,622	$3,534	$3,408	$3,372
Net interest income after provision for loan losses	3,507	3,534	3,383	3,365
Net income (loss) (1)	808	(77)	919	838
Earnings (loss) per common share:
Basic:	$0.09	$(0.01)	$0.11	$0.11
Diluted	0.09	(0.01)	0.11	0.10

	2005 Quarter Ending

	March 31,	June 30,	September 30,	December 31,

	(In thousands, except per share amounts)

Net interest income	$3,002	$3,379	$3,475	$3,643
Net interest income after provision for loan losses	3,002	3,379	3,475	3,528
Net income	639	970	1,012	781
Earnings per common share:
Basic:	$0.07	$0.10	$0.11	$0.09
Diluted	0.07	0.10	0.11	0.08

(1)	Stock-based compensation of $972,000 net of tax, was recognized in the second quarter of 2006.

Directors of Rome Bancorp, Inc. & The Rome Savings Bank

Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer

Bruce R. Engelbert
Retired, Former Owner and President, Engelbert’s Jewelers, Inc.

David C. Grow
Partner, law firm of McMahon & Grow

Kirk B. Hinman
President, Rome Strip Steel Company, Inc.

Dale A. Laval
Chairman, Independent Audit Associates, Inc.

T. Richard Leidig
Business Consultant

Michael J. Valentine
President, Mele Manufacturing Company, Inc.

Executive Officers of The Rome Savings Bank

Charles M. Sprock
President and Chief Executive Officer

David C. Nolan
Executive Vice President and Chief Financial Officer

D. Bruce Fraser
Vice President, Human Resources, Security, Compliance

Mary Faith Messenger
Vice President and Controller

Sandra L. Reader
Vice President, Consumer Loans

Crystal M. Seymore
Corporate Secretary

James F. Sullivan
Vice President, Senior Loan Officer

Francis C. Thalmann
Vice President, Operations and Branch Administration