Form 10-K, Exhibit 13
period 2007-12-31
ROME BANCORP INC
filed 2008-03-10
CIK 1088144

EXHIBIT 13.1

The summary information presented below at or for each of the five years in the period ended December 31, 2007 is derived in part from and should be read in conjunction with the consolidated financial statements and notes thereto included with this Annual Report.

	SELECTED FINANCIAL AND OTHER DATA (in thousands)

	At December 31,

	2007	2006	2005	2004	2003

Selected Financial Condition Data:
Total assets	$318,131	$298,759	$308,853	$268,152	$261,939
Loans, net	281,042	262,572	251,918	231,272	207,656
Securities	6,165	6,841	11,882	19,117	29,118
Total cash and cash equivalents	8,018	7,858	34,235	6,929	14,055
Total deposits	203,032	196,005	201,468	208,787	203,190
Borrowings	40,333	20,172	9,374	18,843	18,090
Total equity	69,037	77,031	93,478	36,258	36,639
Allowance for loan losses	1,910	1,965	1,960	2,000	1,809
Non-performing loans	1,003	1,104	947	829	1,406
Non-performing assets	1,100	1,149	947	829	1,608

	2007	2006	2005	2004	2003

Selected Operating Data:
Interest income	$17,919	$17,457	$16,535	$14,498	$14,810
Interest expense	4,798	3,521	3,036	3,042	3,614

Net interest income	13,121	13,936	13,499	11,456	11,196
Provision for loan losses	50	147	115	390	510

Net interest income after provision for loan losses	13,071	13,789	13,384	11,066	10,686
Non-interest income:
Service charges and other income	2,152	1,885	1,921	1,596	1,165
Net gain (loss) on securities transactions	11	11	105	176	(693)

Total non-interest income	2,163	1,896	2,026	1,772	472
Total non-interest expense	10,572	11,859	9,977	9,102	8,835

Income before income taxes	4,662	3,826	5,433	3,736	2,323
Income taxes	1,608	1,338	2,031	1,336	786

Net income	$3,054	$2,488	$3,402	$2,400	$1,537

	At or for the Year Ended December 31,

	2007	2006	2005	2004	2003

Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.40	$0.29	$0.37	$0.26	$0.16
Diluted earnings per share	$0.39	$0.29	$0.36	$0.25	$0.16
Return on average assets	1.00%	0.83%	1.13%	0.91%	0.59%
Return on average equity	4.14%	2.91%	4.29%	6.67%	4.16%
Net interest rate spread (tax equivalent)	4.06%	4.37%	4.27%	4.41%	4.27%
Net interest margin (tax equivalent)	4.74%	5.04%	4.80%	4.73%	4.70%
Non-interest expense to average assets	3.45%	3.94%	3.31%	3.45%	3.42%
Efficiency ratio (1)	68.99%	74.59%	64.09%	68.72%	70.22%
Average interest earning assets to average interest-bearing liabilities	139.84%	152.72%	149.44%	125.61%	128.15%

Capital Ratios:
Average equity to average assets	24.09%	28.46%	26.27%	13.63%	14.29%
Equity to total assets at end of period	21.70%	25.78%	30.27%	13.52%	13.99%
Book value per share	$8.86	$9.10	$9.66	$8.57	$8.55

Regulatory Capital Ratios: (2)
Core capital (Tier 1 capital)	20.24%	21.27%	18.96%	11.03%	13.68%
Total risk-based capital	27.73%	28.90%	28.04%	15.36%	19.19%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.35%	0.42%	0.37%	0.36%	0.67%
Nonperforming assets as percent of total assets	0.35%	0.38%	0.31%	0.31%	0.61%
Allowance for loan losses as a percent of loans	0.68%	0.74%	0.77%	0.86%	0.86%
Allowance for loan losses as a percent of non-performing loans	190.4%	178.0%	207.0%	241.3%	128.7%

Other Data:
Number of:
Deposit accounts	35,484	34,881	34,864	35,136	34,443
Full service offices	5	4	4	4	4

Note:	All per share amounts have been adjusted to reflect Rome Bancorp, Inc.’s second step stock conversion effective March 30, 2005 as well as a three-for-two stock split effective June 16, 2003.

(1)	Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

(2)

The regulatory capital ratios for the year ended December 31, 2007, 2006, 2005 and 2004 are for Rome Savings Bank only; the regulatory capital ratios for all other periods are for Rome Savings Bank and Rome Bancorp, Inc. on a consolidated basis. Due to Rome Savings Bank’s conversion to a federal savings bank on April 27, 2004, Rome Bancorp, Inc. is no longer subject to formula based capital requirements at a holding company level.

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

Any or all of our forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or unknown risks and uncertainties. Consequently, no forward-looking statements can be guaranteed. We disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events

General

Rome Bancorp, Inc. commenced operations on October 6, 1999, when The Rome Savings Bank converted from a New York mutual savings bank to a New York mutual holding company structure whereby Rome Savings became a wholly-owned subsidiary of Rome Bancorp, a majority owned subsidiary of Rome, MHC.

On April 27, 2004, Rome Savings converted from a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation to a federal savings bank regulated by the Office of Thrift Supervision (the “OTS”).

On March 30, 2005, Rome, MHC converted from mutual to stock form (the “Conversion”). In connection with the Conversion, the 61.5% of outstanding shares of Rome Bancorp common stock owned by Rome, MHC were sold to depositors of Rome Savings and the public (the “Offering”). Following the completion of the Conversion and Offering, Rome Bancorp was succeeded by a new, fully public, Delaware corporation with the same name and Rome, MHC ceased to exist.

Rome Bancorp’s sole business is conducted by its wholly-owned subsidiary, Rome Savings. Rome Savings principal business is accepting deposits from the general public and using those deposits to make residential and commercial real estate loans, as well as commercial and consumer loans to individuals and small businesses primarily in Oneida County and also elsewhere in New York State. Rome Savings also invests in long and short-term marketable securities and other liquid investments.

2007 Highlights and Overview

The following discussion focuses on the factors affecting the consolidated financial condition of Rome Bancorp as of the two years ended December 31, 2007 and 2006 and Rome Bancorp’s results of operations for the three years ended December 31, 2007. The consolidated financial statements and related notes for the three years ended December 31, 2007 should be read in conjunction with this review.

The preparation of consolidated financial statements requires management to make estimates and assumptions. Changes in these estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies.

Rome Savings’ results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-bearing assets and interest-bearing liabilities and the interest rates earned or paid on these balances. Rome Savings’ operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities, the provision for loan losses and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. Financial institutions in general, including Rome Savings, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions and funds availability. Rome Savings’ operations and lending are principally concentrated in the Central New York area, and therefore its operations and earnings are influenced by the economics of the area it operates in. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences and levels of personal income and savings in Rome Savings’ primary market area.

Net income for 2007 was $3.1 million compared to $2.5 million in the prior year. The significant factors and trends impacting 2007, which are discussed in greater depth below, were as follows:

•

Net interest income before loan loss provision in 2007 decreased by $815,000 or 5.8% to $13.1 million from $13.9 million for the prior year. This decrease was principally due to an increase in the average balance and interest rate paid on interest bearing liabilities, partially offset by an increase in the yield earned on interest bearing assets. Rome Bancorp’s ratio of interest earning assets to interest bearing liabilities decreased to 139.84% in 2007 from 152.72% in the prior year, while the yield on earning assets increased to 6.47% in 2007 from 6.30% in 2006.

•

Rome Bancorp’s provision for loan losses was $50,000 in 2007, a decrease of $97,000 from $147,000 in the prior year, primarily due to favorable 2007 loan loss experience and continued stable asset quality. Rome Savings does not have any sub-prime mortgage loans in its portfolio and credit quality has not been affected by the slowing economy to date.

•	Non-interest income increased $267,000 to $2.2 million in 2007 primarily due to increases in the cash surrender value of Bank-owned life insurance and higher fee revenue earned.

•

Non-interest expense decreased by $1.3 million from $11.9 million in 2006 to $10.6 in 2007. The majority of this decrease is related to the expensing in the prior year of Rome Bancorp’s 2006 stock-based compensation grants in accordance with the provisions of FASB No.123(R).

Critical Accounting Policies

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Management of Rome Bancorp considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required for probable credit losses and the material effect that such judgments can have on the results of operations. Management’s quarterly evaluation of the adequacy of the allowance considers Rome Bancorp’s historical loan loss experience, review of specific loans, current economic conditions and such other factors considered appropriate to estimate losses. Management uses presently available information to estimate probable losses on loans; however, future additions to the allowance may be necessary based on changes in estimates, assumptions or economic conditions. Significant factors that could give rise to changes in these estimates include, but are not limited to, changes in economic conditions in the local area, concentrations of risk and declines of local property values.

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

A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences, and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. Rome Bancorp’s analysis compares net interest income under a scenario of no change from current interest rates with one of a 100, 200 and 300 basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. Rome Bancorp’s policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2007, based on simulation model results, Rome Bancorp was within these guidelines.

The following table sets forth at December 31, 2007 and 2006 the estimated percentage and dollar change in Rome Bancorp’s net interest income resulting from changes in interest rates over a one year period. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

	2007			2006

	Annual Net Interest Income			Annual Net Interest Income

Change in Interest Rates in Basis Points(1)	Dollar Amount	Dollar Change From Base	Percentage Change From Base	Dollar Amount	Dollar Change From Base	Percentage Change From Base

			(Dollars in thousands)

+300	$13,137	$(229)	(1.71)%	$13,390	$22	0.16%
+200	13,239	(127)	(0.95)	13,445	77	0.58
+100	13,331	(35)	(0.26)	13,429	61	0.46
Base	13,366	—	—	13,368	—	—
-100	13,382	16	0.12	13,327	(41)	(0.31)

(1)	Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%

The above table reflects that as of both December 31, 2007 and 2006, Rome Bancorp had a relatively low risk of volatility in net interest income due to interest rate fluctuations. The interest rate risk modeled as of December 31, 2007 was slightly higher, exhibiting negative variances in periods of rising interest rates. This can be attributed to the increase in the Company’s overnight borrowings to $23.0 million at December 31, 2007 from $11.8 million a year earlier. These short-term borrowings reprice directly in relation to changes in prevailing interest rates, hence an increase in underlying interest rates would immediately impact the Company’s interest expense.

Analysis of Net Interest Income.

Average Balances, Interest and Average Yields. The following table sets forth certain information relating to Rome Bancorp’s average balance sheets and reflects the average yield on interest-earnings assets and average cost of interest-bearing liabilities, interest earned and interest paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances over the periods indicated. The average balances for loans are net of allowance for loan losses, but include non-accrual loans. Interest income on securities includes a tax equivalent adjustment for bank qualified municipals.

	Average Balances, Interest and Average Yields for the years ended

	December 31, 2007				December 31, 2006				December 31, 2005

	Average Balance	Interest Income/ Expense	Average Yield/ Cost		Average Balance	Interest Income/ Expense	Average Yield/ Cost		Average Balance	Interest Income/ Expense	Average Yield/ Cost

	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$270,373	$17,481	6.47%		$255,201	$16,330	6.40%		$242,464	$14,993	6.18%
Securities	6,452	437	6.77		8,447	541	6.40		15,712	864	5.50
Federal funds sold & other interest bearing deposits	1,110	52	4.67		14,546	664	4.57		26,182	826	3.15

Total interest-earnings assets	277,935	17,970	6.47		278,194	17,535	6.30		284,358	16,683	5.87
Noninterest-earning assets	28,625				22,474				17,396

Total assets	$306,560				$300,668				$301,754

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Savings accounts	$82,355	$454	0.55		$87,560	$657	0.75		$95,061	$703	0.74
Time deposits	69,822	2,834	4.06		66,822	2,276	3.41		67,214	1,820	2.71
Money market accounts	6,994	139	1.99		5,382	88	1.62		6,145	55	0.90
Other interest bearing deposits	11,695	65	0.56		11,321	69	0.61		10,170	65	0.64

Total interest-bearing deposits	170,866	3,492	2.04		171,085	3,090	1.81		178,590	2,643	1.48
Borrowings	27,883	1,306	4.68		11,069	431	3.90		11,693	393	3.36

Total interest-bearing liabilities	198,749	4,798	2.41		182,154	3,521	1.93		190,283	3,036	1.60

Noninterest-bearing deposits	28,337				28,232				27,647
Other liabilities	5,622				4,712				4,558

Total liabilities	232,708				215,098				222,488
Shareholders’ equity	73,852				85,570				79,266

Total liabilities and shareholders’ equity	$306,560				$300,668				$301,754

Net interest income		13,172				14,014				13,647
Tax equivalent adjustment on securities		(51)				(78)				(148)

Net interest income per consolidated financial statements		$13,121				$13,936				$13,499

Net interest rate spread			4.06%				4.37%				4.27%
Net interest margin			4.74%				5.04%				4.80%
Ratio of interest-earning assets to interest-bearing liabilities			1.40	x			1.53	x			1.49	x

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

	Rate Volume Analysis

	Year Ended December 31, 2007 Compared to Year Ended December 31, 2006			Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

	Increases (decreases) due to			Increases (decreases) due to

	Rate	Volume	Net	Rate	Volume	Net

	( in thousands)

Assets:
Interest-earning assets:
Loans	$146	$1,005	$1,151	$573	$764	$1,337
Securities	24	(128)	(104)	76	(399)	(323)
Federal funds sold & other
Interest bearing deposits	1	(613)	(612)	205	(367)	(162)

Total interest-earnings assets	171	264	435	854	(2)	852

Interest-bearing liabilities:
Savings accounts	(164)	(39)	(203)	10	(56)	(46)
Time deposits	456	102	558	467	(11)	456
Money market accounts	25	26	51	39	(6)	33
Other interest bearing deposits	(6)	2	(4)	(3)	7	4

Total interest-bearing deposits	311	91	402	513	(66)	447

Borrowings	219	656	875	59	(21)	38

Total interest-bearing liabilities	530	747	1,277	572	(87)	485

Net change in interest income	$(359)	$(483)	$(842)	$282	$85	$367

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Rome Bancorp’s total assets at December 31, 2007 were $318.1 million, an increase of $19.3 million or 6.5% from $298.8 million at December 31, 2006. Most of the growth was attributable to increases in the loan portfolio.

Cash and cash equivalents remained relatively constant over the past year. Securities available for sale were $2.7 million at December 31, 2007, a decrease of $1.6 million or 37.2% from $4.3 million at December 31, 2006. This decrease was due to maturities and principal reductions. Rome Bancorp invested $1.0 million in Federal Home Loan Bank stock in 2007, in connection with its line of credit borrowing with this institution.

Total loans increased by $18.5 million, or 7.0% to $283.0 million at December 31, 2007 from $264.5 million at December 31, 2006. During the year ended December 31, 2007, Rome Bancorp originated approximately $61.7 million of loans. The majority of the loan growth was in the residential mortgage loan portfolio, which grew by $14.6 million, or 10.8%. Asset quality improved over the same period as non-performing loans as a percentage of total loans declined to 0.35% at December 31, 2007 as compared to 0.42% at December 31, 2006. The allowance for loan losses as a percent of non-performing loans increased to 190.4% at December 31, 2007, from 178.0% at December 31, 2006. These ratios are considered appropriate due to the growth in Rome Bancorp’s residential mortgage portfolio in 2007. Due to stringent underwriting standards, the history of losses on this portfolio is significantly lower than on the remaining loans in the total loan portfolio.

Total deposits increased by $7.0 million or 3.6% from $196.0 million at December 31, 2006 to $203.0 million at December 31, 2007. The overall increase in deposits is primarily attributable to increases in time deposits, money market accounts, other interest-bearing and non-interest bearing deposit accounts partially offset by decreases in savings balances. Time deposits increased to $73.2 million at December 31, 2007 from $66.4 million a year earlier due to promotion of these accounts. Money market balances grew by $2.3 million in 2007, increasing from $5.1 million at December 31, 2006 to $7.4 million at December 31, 2007. Non-interest bearing deposits and other interest bearing deposits increased by $1.5 million or 5.2% and $808,000 or 6.5%, respectively over the past year. Savings deposits decreased $4.3 million from $84.1 million at December 31, 2006 to $79.8 million at December 31, 2007. The decline in this deposit category is attributed to customers seeking higher returns in other investment vehicles, consistent with trends among financial institutions.

Comparison of Results of Operations for the Years Ended December 31, 2007 and December 31, 2006

General. Net income for the year ended December 31, 2007 was $3.1 million, an increase of $566,000 from $2.5 million for the year ended December 31, 2006. The increase in net income was attributable to decreases in non-interest expense of $1.3 million, an increase in non-interest income of $267,000 and a decrease in loan loss provision of $97,000, partially offset by a decrease in net interest income before loan loss provision of $815,000 and an increase in income tax expense of $270,000.

Net Interest Income. Net interest income was $13.1 million in 2007, a decrease of $815,000 or 5.9% from $13.9 million in 2006. This decrease is principally due to an increase in interest expense.

Interest Income. Interest income increased by $462,000 for the year ended December 31, 2007, from $17.5 million for the year ended December 31, 2006. Interest income earned on the loan portfolio increased to $17.5 million in 2007 from $16.3 million in 2006. Average loan balances increased to $270.4 million in 2007 from $255.2 million in 2006, primarily due to growth in the residential mortgage portfolio. The yield on loans in 2007 increased to 6.47% compared to 6.40% in 2006. Interest and dividend income on securities decreased in 2007 primarily due to a decline in volume. As securities matured, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased to $6.5 million in 2006 from $8.4 million in 2006 while their yields increased to 6.77% from 6.40% over the same period. Interest income of other short-term investments, including federal funds sold, dropped from $664,000 in 2006 to $52,000 in 2007, as a result of a decrease in average federal funds sold from $14.5 million in 2006 to $1.1 million in 2007.

Interest Expense. Interest expense increased to $4.8 million in 2007 from $3.5 million in 2006 primarily due to increases in the average balances of outstanding debt and in the rates paid on debt and deposit accounts, consistent with current market trends. Interest expense on borrowings increased from $431,000 in 2006 to $1.3 million in 2007 as the average balances increased from $11.1 million in 2006 to $27.9 million in the current year. In addition, the average rate paid on this debt increased to 4.68% in 2007 from 3.90% in 2006. The average rate paid on interest bearing deposits in 2007 was 2.04% compared to 1.81% in 2006, principally due to higher rates paid on time deposits.

Provision for Loan Losses. The provision for loan losses was $50,000 in 2007 compared to $147,000 in 2006, reflecting a lower level of charge-offs in 2007. The allowance for loan losses was $1.9 million or 0.68% of total loans at December 31, 2007 compared to $2.0 million and 0.74% of total loans at December 31, 2006. The allowance for loan losses as a percent of non-performing loans increased to 190.4% at December 31, 2007 compared to 178.0% at December 31, 2006. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, was

$1.0 million or 0.35% of total loans at December 31, 2007 compared to $1.1 million or 0.42% at December 31, 2006. These ratios are considered appropriate due to the net growth in Rome Bancorp’s residential mortgage portfolio of $14.6 million, or 10.8% in 2007. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Rome Savings does not originate subprime mortgage loans.

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $50,000 was appropriate in 2007.

Non-Interest Income. The following table summarizes changes in the major components of non-interest income:

	2007	2006	$ Change	% Change

Gain on securities sold	$11	$11	$—	—
Gain on sale of loans	18	15	3	20.00%
Service charges	1,654	1,559	95	6.09%
Other income	480	311	169	54.34%

Total non-interest income	$2,163	$1,896	$267	14.08%

Non-interest income increased $267,000 to $2.2 million in 2007 from $1.9 million in 2006. In mid-2006, Rome Bancorp invested in $8.0 million of bank-owned life insurance. The 2007 increase in cash surrender value of that investment was $168,000 higher than in 2006, due to the asset being held for a full year. Service charge income increased commensurate with deposit and loan activity.

Non-Interest Expense. Non-interest expense decreased to $10.6 million for the year ended December 31, 2007 compared to $11.9 million for the year ended December 31, 2006. The following table summarizes changes in the major components of non-interest expense:

	2007	2006	$ Change	% Change

Salaries and employee benefits	$5,887	$6,986	$(1,099)	(15.73)%
Occupancy and equipment expense	1,896	1,824	72	3.95%
Marketing expense	176	247	(71)	(28.75	) %
Outside consulting and professional fees	712	792	(80)	(10.10	) %
Other expense	1,901	2,010	(109)	(5.42	) %

Total non-interest expense	$10,572	$11,859	$(1,287)	(10.85	) %

The decrease in salaries and employee benefits is related to the 2006 adoption of SFAS No. 123(R), Share-Based Payments, and its requirement to record stock-based compensation cost using the fair value method. In 2006, adoption of this standard resulted in additional non-cash compensation expense of $1.6 million. Under the provisions of SFAS No. 123(R), in addition to expensing the fair value of options and restricted share awards over the underlying requisite service period of those awards, grants made to individuals eligible for retirement or early retirement as defined in Rome Bancorp’s defined benefit pension plan were required to be expensed at the point when the individuals met the retirement eligibility criteria. This resulted in accelerating $1.3 million of stock-based compensation amortization expense into 2006 that otherwise would have been recorded in subsequent years. Increases in occupancy costs are related to the opening of Rome Bancorp’s fifth branch in mid-2007. Other cost decreases were the result of cost containment practices.

Income Tax Expense. Income tax expense was $1.6 million for 2007, an increase of $270,000 from 2006 income tax expense of $1.3 million. The increase is directly attributable to higher pre-tax earnings.

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

Net Interest Income. Net interest income was $13.9 million in 2006, an increase of $437,000 or 3.2% from $13.5 million in 2005. This increase was principally due to an increase in interest income, resulting in net interest margin on a tax equivalent basis of 5.04% in 2006 compared to 4.80% for the year ended 2005.

Interest Income. Interest income increased by $922,000 for the year ended December 31, 2006, from $16.5 million for the year ended December 31, 2005. Interest income earned on the loan portfolio increased to $16.3 million in 2006 from $15.0 million in 2005. Average loan balances increased to $255.2 million in 2006 from $242.5 million in 2005, primarily due to growth in the residential mortgage portfolio. The yield on loans in 2006 was 6.40% compared to 6.18% in 2005, due to increases in underlying market rates over the two years. Interest and dividend income on securities decreased in 2006 primarily due to a decline in volume. As securities matured and were sold, management utilized the proceeds to fund the aforementioned growth in the loan portfolio, thereby enhancing the yield on those available funds. Average securities decreased to $8.4 million in 2006 from $15.7 million in 2005 while their yields increased to 6.40% from 5.50% over the same period. Interest income of other short-term investments, including federal funds sold, dropped from $826,000 in 2005 to $664,000 in 2006, as a result of a decrease in average federal funds sold from $26.2 million in 2005 to $14.5 million in 2006. Partially offsetting the average balance decrease was an increase in the yields on these federal funds to 4.57% from 3.15% over the same period.

Interest Expense. Interest expense increased to $3.5 million in 2006 from $3.0 million in 2005 primarily due to an increase in the rate paid on deposit accounts, consistent with market trends. The average rate paid on interest bearing deposits in 2006 was 1.81% compared to 1.48% in 2005. The average balance of these deposits decreased to $171.1 million in 2006 from $178.6 million in the prior year. Interest expense on borrowings increased from $393,000 in 2005 to $431,000 in 2006 due to an increase in the average rate paid on this debt from 3.36% in 2005 to 3.90% in 2006.

Provision for Loan Losses. The provision for loan losses was $147,000 in 2006 compared to $115,000 in 2005. The 2005 provision for loan losses was lower than normal as Rome Bancorp received a large recovery on a commercial loan that had been charged off in fiscal 2000. The allowance for loan losses was $2.0 million or 0.74% of total loans at December 31, 2006 compared to $2.0 million and 0.77% of total loans at December 31, 2005. The allowance for loan losses as a percent of non-performing loans was 178% at December 31, 2006 compared to 207% at December 31, 2005. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, was $1.1 million or 0.42% of total loans at December 31, 2006 compared to $947,000 or 0.37% at December 31, 2005. These ratios are considered appropriate due to the net growth in Rome Bancorp’s residential mortgage portfolio of $8.6 million in 2006. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Despite strong asset quality, management determined that the current year’s provision was necessary due to the continued growth of the loan portfolio and to cover routine charge-offs of non-performing loans.

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

Non-Interest Income. The following table summarizes changes in the major components of non-interest income:

	2006	2005	$ Change	% Change

Gain on securities sold	$11	$105	$(94)	(89.52)%
Gain on sale of loans	15	20	(5)	(25.00)%
Service charges	1,559	1,585	(26)	(1.64)%
Other income	311	316	(5)	(1.58)%

Total non-interest income	$1,896	$2,026	$(130)	(6.42)%

Non-interest income decreased by $130,000 to $1.9 million in 2006 as compared to $2.0 million in 2005, principally due to lower gains on securities sales. Rome Bancorp recorded net securities sales gains of $11,000 in 2006 versus $105,000 in 2005, due to a lower volume of sales activity. In mid-2006, Rome Bancorp made an $8.0 million investment in Bank-owned life insurance policies on key officers, resulting in $215,000 of increased cash surrender value being recognized through the balance of 2006. During 2005, Rome Bancorp recovered $167,000 in costs related to the aforementioned fiscal 2000 loan write-off.

Non-Interest Expense. Non-interest expense was $11.9 million for the year ended December 31, 2006 compared to $10.0 million for the year ended December 31, 2005. The following table summarizes changes in the major components of non-interest expense:

	2006	2005	$ Change	% Change

Salaries and employee benefits	$6,986	$5,359	$1,627	30.36%
Occupancy and equipment expense	1,824	1,670	154	9.22%
Marketing expense	247	312	(65)	(20.83)%
Outside consulting and professional fees	792	640	152	23.75%
Other expense	2,010	1,996	14	0.70%

Total non-interest expense	$11,859	$9,977	$1,882	18.86%

The increase in salaries and employee benefits is related to the 2006 adoption of SFAS No. 123(R), Share-Based Payments, and its requirement to record stock-based compensation cost using the fair value method. For 2006, adopting this standard resulted in additional non-cash compensation expense of $1.6 million. Under the provisions of SFAS No. 123(R), in addition to expensing the fair value of options and restricted share awards over the underlying requisite service period of those awards, grants made to individuals eligible for retirement or early retirement as defined in Rome Bancorp’s defined benefit pension plan were required to be expensed at the point when the individuals met the retirement eligibility criteria. This resulted in accelerating $1.3 million of stock-based compensation amortization expense into 2006 that otherwise would have been recorded in subsequent years. Increases in occupancy costs and professional fees are primarily attributable to additional costs related to information technology infrastructure and continued Sarbanes-Oxley Act compliance activities.

Income Tax Expense. Income tax expense was $1.3 million for 2006, a decrease of $693,000 from 2005 income tax expense of $2.0 million. The decrease is directly attributable to lower pre-tax earnings and an increase in permanent tax benefits.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Rome Bancorp’s primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. Rome Savings also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $60.4 million on a line of credit. At December 31, 2007, Rome Savings had outstanding borrowings of $23.0 million against this line of credit, in addition to bullet and amortizing notes totaling $17.3 million.

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

Rome Bancorp’s primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2007, Rome Bancorp originated approximately $61.7 million in loans compared to approximately $51.7 million in 2006. Purchases of investment securities were $1.0 in 2007 and $1.6 million in 2006. At December 31, 2007, Rome Bancorp had loan commitments to borrowers of approximately $8.0 million, and customer available letters and lines of credit of approximately $20.1 million.

Total deposits were $203.0 million at December 31, 2007, an increase of 3.6% from $196.0 million at December 31, 2006. Time deposit accounts scheduled to mature within one year were $46.4 million at December 31, 2007. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with Rome Bancorp. We are committed to maintaining a strong liquidity position, therefore, Rome Bancorp monitors its liquidity position on a daily basis. Rome Bancorp anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or from borrowings from the Federal Home Loan Bank, will be carefully considered as Rome Bancorp monitors its liquidity needs. Therefore, in order to minimize its cost of funds, Rome Bancorp may consider additional borrowings from the Federal Home Loan Bank in the future.

During 2007, Rome Bancorp repurchased 838,100 outstanding shares of its common stock at a total cost of $10.2 million. Rome Bancorp paid cash dividends of $0.32 per share in 2007, requiring a cash outlay of $2.5 million.

At December 31, 2007 and 2006, Rome Savings exceeded each of the applicable regulatory capital requirements. Rome Savings’ leverage (Tier 1) capital at December 31, 2007 and 2006 was $64.3 million and $63.2 million or 20.24% and 21.27% of adjusted assets, respectively. In order to be classified as “well-capitalized” by the OTS and the Federal Deposit Insurance Corporation (“FDIC”), at December 31, 2007 and 2006, Rome Savings is required to have leverage (Tier 1) capital of $15.9 million and $14.9 million, respectively, or 5.0% of adjusted assets, respectively. To be classified as a “well-capitalized” bank by the OTS and FDIC, Rome Savings must also have a risk-based total capital ratio of 10.0%. At December 31, 2007 and 2006, Rome Savings had a risk-based total capital ratio of 27.73% and 28.9%, respectively.

Rome Bancorp does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines and letters of credit noted above.

Rome Bancorp is contractually obligated to make payments as follows:

			Payments due by Period:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Time deposits	$73,209	$46,446	$23,101	$3,662	—
Federal Home Loan Bank borrowings	40,333	25,709	11,647	1,765	$1,212
Software maintenance and service contracts	1,207	465	707	35	—

Total contractual obligations	$114,749	$72,620	$35,455	$5,462	$1,212

Off-Balance Sheet Arrangements

Rome Bancorp does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Rome Bancorp’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recently Adopted Accounting Pronouncements

Effective January 1, 2006, Rome Bancorp adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. See the discussion above under “Comparison of Results of Operations for the Years Ended December 31, 2006 and December 31, 2005 - Non-Interest Expense,” for further discussion of the effect of adopting this standard.

In September 2006, the Securities and Exchange Commission (the “SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”),which became effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, were recorded upon initial adoption of SAB 108. The amount so recorded has been shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. Rome Bancorp recorded a cumulative effect adjustment that decreased retained earnings in the amount of $206,000, which was comprised of a reduction of reserves for income and franchise taxes in the amount of $204,000, offset by corrections to increase prior year payroll and benefit accruals in the amount of $410,000, net of taxes.

Rome Bancorp adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on Rome Bancorp’s financial statements.

Newly Issued But Not Yet Effective Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for Rome Bancorp on January 1, 2008. Rome Bancorp did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.

MARKET FOR THE COMPANY’S COMMON STOCK

Rome Bancorp’s common stock is traded on the Nasdaq Global Market under the symbol “ROME”.

At December 31, 2007, the last trading date in Rome Bancorp’s fiscal year, the common stock of Rome Bancorp closed at $11.57 per share. At March 3, 2008, there were 7,619,015 shares of Rome Bancorp’s common stock outstanding, which were held of record by approximately 2,647 registered shareholders.

The table below shows the high and low sales price of Rome Bancorp’s common stock during the periods indicated. Rome Bancorp paid cash dividends of $0.32 per share in 2007. Rome Bancorp also paid a quarterly cash dividend of $0.085 per share to shareholders of record as of February 5, 2008. Our ability to pay dividends depends on a number of factors including:

•	investment opportunities available to the Bank or Rome Bancorp;

•	the Bank’s capital requirements;

•	federal laws and regulations;

•	our financial results;

•	tax considerations; and

•	general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range

Date	High	Low	Dividends

Year ended December 31, 2007

Quarter ended March 31, 2007	$12.82	$12.00	$0.08
Quarter ended June 30, 2007	12.59	12.00	0.08
Quarter ended September 30, 2007	12.46	11.00	0.08
Quarter ended December 31, 2007	11.91	11.00	0.08

Year ended December 31, 2006

Quarter ended March 31, 2006	$12.10	$10.75	$0.075
Quarter ended June 30, 2006	12.95	11.71	0.075
Quarter ended September 30, 2006	13.00	12.11	0.075
Quarter ended December 31, 2006	12.96	12.46	0.075

Performance Graph. The graph below compares Rome Bancorp’s total cumulative shareholder return, including reinvestment of dividends and adjusted for stock splits, by an investor who invested $100.00 on December 31, 2002, to December 31, 2007, to the total return by an investor who invested $100.00 in each of the Nasdaq Composite Index (U.S. Companies) and the Nasdaq Bank Composite Index (banks and bank holding companies, over 99% of which are based in the United States).

	Period Ending

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07

Rome Bancorp, Inc.	100.00	188.19	178.82	155.36	187.22	174.39
NASDAQ Bank	100.00	129.93	144.21	137.97	153.15	119.35
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Rome Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Rome Bancorp, Inc.’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Rome Bancorp, Inc.’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of Rome Bancorp, Inc.; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Rome Bancorp, Inc. are being made only in accordance with authorizations of management and directors of Rome Bancorp, Inc. and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Rome Bancorp, Inc.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee for Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2007.

Rome Bancorp, Inc.’s independent registered public accounting firm has issued their report on the effective operation of Rome Bancorp, Inc.’s internal control over financial reporting. That report follows under the heading, Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

/s/ Charles M. Sprock

Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer
March 7, 2008

/s/ David C. Nolan

David C. Nolan
Executive Vice President and Chief Financial Officer
March 7, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Rome Bancorp, Inc.’s management is responsible for maintaining effective control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting.. Our responsibility is to express an opinion on the effectiveness of Rome Bancorp’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Rome Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rome Bancorp Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 7, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Cleveland, Ohio

March 7, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of Rome Bancorp, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 7, 2008 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Cleveland, Ohio
March 7, 2008

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2007 and 2006

(In thousands, except share data)

	2007	2006
Assets
Cash and due from banks	$6,978	$6,769
Federal funds sold and other short-term investments	1,040	1,089

Total cash and cash equivalents	8,018	7,858
Securities available for sale, at fair value	2,674	4,319
Securities held to maturity (fair value of $1,195 and $1,175 at December 31, 2007 and 2006, respectively)	1,147	1,178
Federal Home Loan Bank stock	2,344	1,344
Loans	282,952	264,537
Less: Allowance for loan losses	(1,910)	(1,965)

Net loans	281,042	262,572

Premises and equipment, net	6,568	6,072
Accrued interest receivable	1,124	1,094
Bank-owned life insurance	8,598	8,215
Other assets	6,616	6,107

Total assets	$318,131	$298,759

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Non-interest bearing	$29,509	$28,042
Savings	79,750	84,089
Money market	7,406	5,123
Time	73,209	66,401
Other interest bearing	13,158	12,350

Total deposits	203,032	196,005

Borrowings	40,333	20,172
Other liabilities	5,729	5,551

Total liabilities	249,094	221,728

Commitments and contingencies (Note 14)	—	—

Shareholders’ equity:
Common stock, $.01 par value; authorized: 30,000,000 shares; issued: 9,891,515 shares; outstanding: 7,788,415 shares at December 31, 2007; authorized: 30,000,000 shares; issued: 9,726,572 shares; outstanding: 8,461,572 shares at December 31, 2006	99	97
Additional paid-in capital	61,884	60,712
Retained earnings	36,179	35,643
Treasury stock, at cost; 2,103,100 shares at December 31, 2007 and 1,265,000 shares at December 31, 2006	(26,488)	(16,307)
Accumulated other comprehensive income (loss)	(376)	(633)
Unallocated shares of employee stock ownership plan (ESOP) 370,206 shares at December 31, 2007; 416,171 shares at December 31, 2006	(2,261)	(2,481)

Total shareholders’ equity	69,037	77,031

Total liabilities and shareholders’ equity	$318,131	$298,759

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2007, 2006 and 2005

(In thousands, except share data)

	2007	2006	2005
Interest income:
Loans	$17,481	$16,330	$14,993
Securities	386	463	716
Other short-term investments	52	664	826

Total interest income	17,919	17,457	16,535

Interest expense:
Deposits	3,492	3,090	2,643
Borrowings	1,306	431	393

Total interest expense	4,798	3,521	3,036

Net interest income	13,121	13,936	13,499

Provision for loan losses	50	147	115

Net interest income after provision for loan losses	13,071	13,789	13,384

Non-interest income:
Service charges	1,654	1,559	1,585
Net gain on securities	11	11	105
Other income	498	326	336

Total non-interest income	2,163	1,896	2,026

Non-interest expense:
Salaries and employee benefits	5,887	6,986	5,359
Building, occupancy and equipment	1,896	1,824	1,670
Directors’ fees	184	219	228
Marketing	176	247	312
Outside consulting and professional fees	712	792	640
ATM service fees	236	210	251
Supplies	197	172	160
Other	1,284	1,409	1,357

Total non-interest expense	10,572	11,859	9,977

Income before income tax expense	4,662	3,826	5,433

Income tax expense	1,608	1,338	2,031

Net income	$3,054	$2,488	$3,402

Basic earnings per share	$0.40	$0.29	$0.37

Diluted earnings per share	$0.39	$0.29	$0.36

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years ended December 31, 2007, 2006 and 2005
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated other comprehensive income (loss)	Unallocated ESOP shares	Unearned compensation	Total

Balances at December 31, 2004	$33	$10,756	$34,627	$(8,963)	$391	$(560)	$(26)	$36,258
Comprehensive income:
Net income	—	—	3,402	—	—	—	—	3,402
Other comprehensive loss	—	—	—	—	(306)	—	—	(306)

Total comprehensive income								3,096

Proceeds of common stock offering and conversion of existing shares, net of expenses	64	57,758	—	—	—	(2,360)	—	55,462
Retirement of 1,747,266 treasury shares	—	(8,963)	—	8,963	—	—	—	—
Exercise of stock options and related tax benefit 35,882 shares, net	—	130	—	—	—	—	—	130
Amortization and tax benefits of unearned compensation	—	73	—	—	—	—	26	99
Dividends paid ($0.265 per share)	—	—	(2,046)	—	—	—	—	(2,046)
ESOP shares released for allocation (45,965 shares)	—	259	—	—	—	220	—	479

Balances at December 31, 2005	97	60,013	35,983	—	85	(2,700)	—	93,478
Comprehensive income:
Net income	—	—	2,488	—	—	—	—	2,488
Other comprehensive loss	—	—	—	—	(42)	—	—	(42)

Total comprehensive income								2,446

Adjustment to initially apply SFAS No. 158, net of tax (Note 1)	—	—	—	—	(676)	—	—	(676)
Purchase of 1,383,000 treasury shares	—	—	—	(17,818)	—	—	—	(17,818)
Exercise of stock options and related tax benefit 48,444 shares, net	—	245	—	—	—	—	—	245
Grant of restricted shares	—	(1,511)	—	1,511	—	—	—	—
Amortization of stock option and restricted share grants	—	1,616	—	—	—	—	—	1,616
Dividends paid ($0.30 per share)	—	—	(2,622)	—	—	—	—	(2,622)
ESOP shares released for allocation (45,965 shares)	—	349	—	—	—	219	—	568
Adjustment to initially apply SAB No. 108 (Note 1)	—	—	(206)	—	—	—	—	(206)

Balances at December 31, 2006	97	60,712	35,643	(16,307)	(633)	(2,481)	—	77,031
Comprehensive income:
Net income	—	—	3,054	—	—	—	—	3,054
Other comprehensive income	—	—	—	—	257	—	—	257

Total comprehensive income								3,311

Purchase of 838,100 treasury shares	—	—	—	(10,181)	—	—	—	(10,181)
Exercise of stock options and related tax benefit 164,943 shares, net	2	510	—	—	—	—	—	512
Amortization and tax benefits of stock option and restricted share grants	—	325	—	—	—	—	—	325
Dividends paid ($0.32 per share)	—	—	(2,518)	—	—	—	—	(2,518)
ESOP shares released for allocation (45,965 shares)	—	337	—	—	—	220	—	557

Balances at December 31, 2007	$99	$61,884	$36,179	$(26,488)	$(376)	$(2,261)	$—	$69,037

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$3,054	$2,488	$3,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	587	548	515
Increase in accrued interest receivable	(30)	(41)	(51)
Provision for loan losses	50	147	115
Net gain on securities transactions	(11)	(11)	(105)
Gain on sales of loans	(18)	(15)	(20)
Proceeds from sale of loans	1,509	1,114	1,715
Origination of loans for sale	(1,491)	(1,099)	(1,695)
Net premium amortization on securities	(5)	(9)	(7)
Increase in cash surrender value of Bank-owned life insurance	(383)	(215)	—
(Gain) loss on sale of other real estate	—	13	(15)
Loss on sale of fixed assets	—	3	—
Increase in other liabilities	178	436	269
Deferred income tax (benefit) expense	(37)	(762)	282
Increase in other assets	(65)	(512)	(112)
Allocation of ESOP shares	557	568	479
Amortization of stock-based compensation	313	1,616	26

Net cash provided by operating activities	4,208	4,269	4,798

Cash flows from investing activities:
Net increase in loans	(18,572)	(10,702)	(20,678)
Proceeds from sales of securities available for sale	357	365	1,754
Purchase of bank-owned life insurance	—	(8,000)	—
Proceeds from maturities and principal reductions of securities available for sale	1,209	4,938	4,967
Purchases of securities available for sale	(1,000)	(568)	(55)
Purchases of securities held to maturity	—	(1,000)	—
Proceeds from maturities and principal reductions of securities held to maturity	34	1,254	171
Proceeds from sale of real estate owned	—	41	98
Purchases of premises and equipment, net	(1,077)	(2,114)	(507)

Net cash used in investing activities	(19,049)	(15,786)	(14,250)

Cash flows from financing activities:
Increase (decrease) in time deposits	6,808	103	(2,656)
Increase (decrease) in other deposits	219	(5,566)	(4,663)
Stock offering and conversion	—	—	55,462
Repayments of borrowings	(3,239)	(2,402)	(12,469)
Advances on borrowings	23,400	13,200	3,000
Purchase of treasury stock	(10,181)	(17,818)	—
Dividends	(2,518)	(2,622)	(2,046)
Exercise of stock options and related tax benefits	512	245	130

Net cash provided by (used in) financing activities	15,001	(14,860)	36,758

Net increase (decrease) in cash and cash equivalents	160	(26,377)	27,306
Cash and cash equivalents at beginning of year	7,858	34,235	6,929

Cash and cash equivalents at end of year	$8,018	$7,858	$34,235

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Other non-cash activities:
Retirement of 1,747,266 treasury shares	$—	$—	$8,963
Transfers from loans to real estate owned	52	99	83
Cash paid during the period for:
Interest	4,802	3,517	3,044
Income taxes	1,056	1,940	1,850

See accompanying notes to consolidated financial statements.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(1)	Business

Rome Bancorp, Inc. (the “Company”) is a registered savings and loan holding company, organized under the laws of Delaware and is the parent company of The Rome Savings Bank and subsidiaries (the “Bank”). The Company provides traditional community banking services for individuals and small-to medium-sized businesses, through the Bank’s five branches in Oneida County of New York State.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Amounts in the prior year’s consolidated financial statements are reclassified when necessary to conform with the current year’s presentation. A description of the significant accounting policies is presented below. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. generally accepted accounting principles), management makes estimates and assumptions based on the available information. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses for the period. Significant estimates include the allowance for loan losses, valuation of securities, deferred tax assets and employee benefit obligations. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Rome Bancorp, Inc. and its wholly-owned subsidiary. All significant inter-company accounts and transactions are eliminated in consolidation.

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
Years ended December 31, 2007, 2006 and 2005

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

Loans are reported at the principal amount outstanding net of loans in process, net deferred loan fess and costs and an allowance for loan losses. Origination fees and certain direct origination costs related to lending activities are deferred and amortized over the life of the related loans. The Company has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

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

The Company estimates losses on impaired loans based on the present value of expected future cash flows (discounted at the loan’s effective interest rate) or the fair value of the

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

underlying collateral if the loan is collateral dependent. An impairment loss exists if the recorded investment in a loan exceeds the value of the loan as measured by the aforementioned methods. Impairment losses are included as a component of the allowance for loan losses. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all commercial mortgage loans and commercial loans greater than $250,000 in a non-accrual status are considered impaired. Commercial mortgage loans and commercial loans less than $250,000 and all residential mortgage loans, consumer loans and education loans are evaluated collectively by portfolio since they are homogeneous and generally carry smaller individual balances. The Company recognizes interest income on impaired loans using the cash basis of income recognition. Cash receipts on impaired loans are generally applied according to the terms of the loan agreement, or as a reduction of principal, based upon management’s judgment and the related factors discussed above.

(f)	Real Estate Owned

Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at fair value less estimated costs to sell. Write-downs from cost to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating costs associated with the properties are charged to expense as incurred.

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
Years ended December 31, 2007, 2006 and 2005

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

The Company and its subsidiary file a consolidated tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(j)	Stock Option Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore no stock-based compensation cost is reflected in net income for the year ended December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based compensation for the year ending December 31, 2005.

2005

Net income:
As reported	$3,402

Add: Stock based compensation expense included in net income, net of related tax expense	17

Deduct: Total stock based compensation expense determined under fair value method, net of related tax expense	(35)

Pro forma	$3,384

Basic earnings per share:
As reported	$0.37
Pro forma	$0.37

Diluted earnings per share:
As reported	$0.36
Pro forma	$0.36

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(k)	Cash and Cash Equivalents

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

The Company has purchased life insurance policies on certain key officers and employees. Under adoption of EITF 06-5, which is discussed further below, Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to the adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No 85-7 (Accounting for Purchases of Life Insurance. This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that the policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company’s financial condition or results of operations.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(p)	Recently Adopted Accounting Pronouncements

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment. See the discussion above under Stock Option Plan for further discussion of the effect of adopting this standard.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108),which was effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 required public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment and is recorded in opening retained earnings as of January 1, 2006. The Company recorded a cumulative effect adjustment that decreased retained earnings in the amount of $206,000, which was comprised of a reduction of reserves for income and franchise taxes in the amount of $204,000, offset by corrections to increase payroll and benefit accruals in the amount of $410,000, net of taxes.

The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.

(q)	Newly Issued But Not Yet Effective Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption was not material. In February 2008, the FASB issued Staff Position (FSP) 157- 2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption is not expected to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(3)	Securities

Securities are summarized as follows (In thousands):

	December 31, 2007

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
State and municipal obligations	$1,255	$29	$—	$1,284
Mortgage-backed securities:
FNMA	45	—	—	45
FHLMC	259	2	—	261

Total debt securities	1,559	31	—	1,590

Equity and other securities	1,137	—	53	1,084

	$2,696	$31	$53	$2,674

Held-to-maturity:
U.S. Government securities	$1,001	$47	$—	$1,048
Mortgage-backed securities:
GNMA	14	1	—	15
FHLMC	1	—	—	1
Other bonds	131	—	—	131

	$1,147	$48	$—	$1,195

	December 31, 2006

	Amortized Cost	Gross unrealized gains	Gross Unrealized Losses	Fair value

Available-for-sale:
U.S. Government agencies	$383	$14	$—	$397
State and municipal obligations	2,335	42	—	2,377
Mortgage-backed securities
FNMA	58	—	—	58
FHLMC	336	3	—	339

Total debt securities	3,112	59	—	3,171

Equity and other securities	1,137	11	—	1,148

	$4,249	$70	$—	$4,319

Held-to-maturity:
U.S. Government securities	$1,001	$—	$4	$997
Mortgage-backed securities
GNMA	28	1	—	29
FHLMC	2	—	—	2
Other bonds	147	—	—	147

	$1,178	$1	$4	$1,175

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

At December 31, 2007, the Company’s investment in an equity fund had an unrealized loss of $53,000. This investment was first in an unrealized loss position in late December of 2007. The unrealized loss represents aggregate depreciation of 7.2% of the Company’s amortized cost basis in the security. Management has reviewed the investment and its relation to the overall market and has determined that at December 31, 2007 the unrealized loss was of a temporary nature. Accordingly, the unrealized loss on this investment has not been recognized into income.

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2007

	Amortized Cost	Fair Value

Available-for-sale:
Due within one year	$865	$872
Due after one year through five years	408	417
Due after five years through ten years	286	301

	$1,559	$1,590

Held-to-maturity:
Due within one year	$—	$—
Due after one year through five years	1,016	1,064
Due after five years through ten years	—	—
Due after ten years	131	131

	$1,147	$1,195

Gross gains of $11,000, $11,000 and $105,000 were realized on sales of securities in 2007, 2006 and 2005, respectively.

Securities pledged at year end 2007 and 2006 had a carrying amount of $1.0 million and $1.0 million, respectively. These securities collateralize state and Treasury department programs. At year end 2007 and 2006, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(4)	Loans

Loans are summarized as follows (in thousands) at December 31:

	2007	2006

Mortgage loans:
Residential (1-4 family)	$149,702	$135,078
Commercial	49,795	54,493
Construction and land	5,258	2,562

Total Mortgage loans	204,755	192,133

Other loans:
Commercial	29,127	24,189
Automobile loans	16,009	17,779
Property improvement and equipment	15,829	15,536
Other consumer	17,232	14,900

Total Other loans	78,197	72,404

Total Loans	$282,952	$264,537

The Company serviced loans for third parties totaling $6,690,000 and $4,830,000 at December 31, 2007 and 2006 respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended December 31,

	2007	2006	2005

Balance at beginning of period	$1,965	$1,960	$2,000
Provision charged to operations	50	147	115
Loans charged off	(233)	(372)	(687)
Recoveries	128	230	532

Balance at end of period	$1,910	$1,965	$1,960

The Company’s recorded investment in loans that are considered impaired totaled $180,000 and $318,000 at December 31, 2007 and 2006, respectively. These impaired loans carried allowances of $45,000 and $177,000, at December 31, 2007 and 2006, respectively. The average recorded investment in impaired loans was $224,000, $228,000 and $247,000 in 2007, 2006 and 2005, respectively. The Company recognized no interest on impaired loans during the three years ended December 31, 2007.

The principal balances of loans not accruing interest amounted to $968,000 and $1.1 million at December 31, 2007 and 2006, respectively. Loans 90 days past due and accruing interest amounted to $35,000 and $8,000 at December 31, 2007 and 2006, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2007, 2006 and 2005 was $78,000, $75,800 and $62,500, respectively. There are no commitments to extend further credit on non-accruing loans.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

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

(5)	Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2007	2006

Land	$2,648	$2,547
Buildings and improvements	6,200	5,713
Furniture and equipment	7,813	7,324

	16,661	15,584

Less accumulated depreciation and amortization	10,093	9,512

	$6,568	$6,072

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $587,000, $548,000 and $515,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

(6)	Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2007

Within one year	$46,446
One through two years	18,017
Two through three years	5,084
Three through four years	2,546
Four through five years	1,116

Total time deposits	$73,209

At December 31, 2007 and 2006, time deposits with balances of $100,000 or more totaled approximately $14,969,000 and $13,110,000, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2007	2006	2005

Savings	$454	$657	$703
Money market	139	88	55
Time	2,834	2,276	1,820
Other interest bearing	65	69	65

	$3,492	$3,090	$2,643

(7)	Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB). As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each advance is payable at its maturity date with a prepayment penalty for fixed rate advances. The Company has a blanket pledge on their one-to-four family mortgage loans as collateral for these borrowings. The following is a summary of advances and amortizing notes from the FHLB at December 31 (in thousands):

	2007	2006

Bearing interest at 3.67% fixed, due 7/3/15	$2,065	$2,294
Bearing interest at 3.36% fixed, due 7/3/13	3,341	3,868
Bearing interest at 3.59% fixed, due 11/26/08	1,927	2,210
Bearing interest at 3.95% fixed, due 12/21/09	5,000	—
Bearing interest at 3.90% fixed, due 12/31/09	5,000	—
FHLB Overnight Line of Credit, bearing interest at 3.61% and 5.41%	23,000	11,800

	$40,333	$20,172

The following table summarizes the combined aggregate amount of maturities for the above advances and notes for each of the five years after December 31, 2007, as well as remaining maturities beyond five years:

Due in one year	$25,709
Due one through two years	10,809
Due two through three years	838
Due three through four years	867
Due four through five years	898
Due past five years	1,212

Total	$40,333

At December 31, 2007, the Company had additional availability on its FHLB line of credit of $37.4 million. This line of credit is subject to periodic review and renewal.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(8)	Income Taxes

The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):

	2007	2006	2005

Current:
Federal	$1,539	$1,959	$1,661
State	106	141	88

	1,645	2,100	1,749

Deferred:
Federal	(38)	(598)	155
State	(1)	(164)	127

	(37)	(762)	282

Total income tax expense	$1,608	$1,338	$2,031

Actual tax expense differs from “expected” tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2007	2006	2005

Computed “expected” tax expense	$1,585	$1,301	$1,847
Increases (decreases) in income taxes resulting from:
State taxes, net of Federal tax benefit	71	(16)	126
Tax exempt interest	(33)	(47)	(98)
Tax exempt increase in cash surrender value of life insurance	(130)	(73)	—
Non-deductible ESOP expense	107	119	87
Non-deductible stock option expense	—	45	—
Other, net	8	9	69

	$1,608	$1,338	$2,031

Effective tax rate	34.5%	35.0%	37.4%

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2007	2006

Deferred tax assets:
Allowance for loan losses	$654	$671
Accrued postretirement benefits	950	920
Deferred compensation	779	704
Stock-based compensation and benefits	607	642
Unrealized losses on available for sale securities	8	—
Other	97	39

Total gross deferred tax assets	3,095	2,976

Deferred tax liabilities:
Depreciation	147	202
Prepaid pension cost	726	429
Undistributed income of subsidiary	51	69
Unrealized gains on available-for-sale securities	—	28
Deferred loan costs	126	72
Other	17	14

Total gross deferred tax liabilities	1,067	814

Net deferred tax assets	$2,028	$2,162

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to Rome Savings’ Federal and state base-year reserves of approximately $3.4 million at December 31, 2007, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of Rome Savings’ stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2007 with respect to the base-year reserve was approximately $1.3 million.

The adoption of FIN 48 at January 1, 2007 did not have a material impact on the Company’s financial statements. At January 1, 2007 (date of adoption) and December 31, 2007, the Company had approximately $20,000 and $53,000, respectively, of unrecognized tax benefits and interest. As of December 31, 2007, $53,000 of these tax benefits would affect the effective tax rate if recognized. As of December 31, 2007, accrued interest related to uncertain tax positions was $11,000, net of the related tax benefit. The Company accounts for interest and

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

The Company is subject to U.S. federal income tax as well as New York state income tax. The Company is no longer subject to federal examination for years prior to 2004. The Company’s 2002-2005 New York state income tax returns are presently under examination. The tax years 2004-2006 remain open to federal examination and the 2006 tax year remains open to state examination. Management does not anticipate the state examination will result in an unfavorable material change to its financial position. However, the Company does anticipate that a reduction in unrecognized tax benefits of up to $53,000 may occur in the next twelve months from the outcome of the state examination.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and the federal income tax benefit of unrecognized state tax benefits) is as follows (in thousands):

Balance at January 1, 2007	$15
Additions based on tax positions related to the current year	—
Additions based on tax positions of prior years	49
Reductions for tax positions of prior years	—
Reductions due to statute of limitations	—
Settlements	—

Balance at December 31, 2007	$64

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(9)	Pension and Postretirement Benefits

The following table sets forth the changes in the Company’s pension and postretirement plans’ accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2007 and 2006:

	Pension benefits		Postretirement benefits

(in thousands)	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation at beginning of year	$7,192	$7,381	$2,354	$2,353
Service cost	—	—	25	25
Interest cost	430	424	140	135
Amendments and settlements	(328)	(38)	—	—
Actuarial(gain)/ loss	(104)	(239)	(23)	(134)
Benefits paid	(220)	(336)	(103)	(70)
Participant contributions	—	—	47	45

Benefit obligation at end of year	6,970	7,192	2,440	2,354

Change in plan assets:
Fair value of plan assets at beginning of year	8,326	8,058	—	—
Actual return on plan assets	1,091	642	—	—
Employer contributions	—	—	56	25
Settlements	(328)	(38)	—	—
Participant contributions	—	—	47	45
Benefits paid	(220)	(336)	(103)	(70)

Fair value of plan assets at end of year	8,869	8,326	—	—

Funded status at end of year (plan assets less benefit obligations	$1,899	$1,134	$(2,440)	$(2,354)

          Assumptions as of measurement dates: Pension September 30; Postretirement December 31:

Discount rate	6.25%	6.125%	6.25%	6.125%
Expected return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	N/A	N/A	—	—

          Amounts recognized in accumulated other comprehensive income (net of tax) at December 31 consist of:

	2007	2006	2007	2006

Net actuarial gain (loss)	$(425)	$(728)	$33	$33
Prior service credit (cost)	—	—	28	19

Total	$(425)	$(728)	$61	$52

The estimated prior service credit that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year is $8,000.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

The Company’s pension plan weighted average allocations at September 30, 2007 and 2006, by asset category are summarized in the following table:

	Plan assets at September 30,

Asset Category	2007	2006

Equity Securities	70%	73%
Debt Securities	30%	27%

Total	100%	100%

The Company’s long-term investment objective is to be invested 65% in equity securities and 35% in debt securities. Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the “Trust”), a no load series open-ended mutual fund. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”). If the plan is underfunded under the Guidelines, the bond fund will be temporarily increased to 50% in order to lessen asset volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 10% from the target.

This investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long term. Performance volatility is also monitored. Risk volatility is further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.

For the fiscal year ended December 31, 2008, the Company expects to make no contributions to the pension plan. The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Asset Category	Pension Benefits	Postretirement Benefits

Fiscal 2008	$455	$170
Fiscal 2009	466	147
Fiscal 2010	475	152
Fiscal 2011	488	157
Fiscal 2012	508	164
Fiscal 2013-2017	2,678	843

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

The components of net periodic benefit cost and other amounts recognized in other comprehensive income include the following:

	Pension benefits			Postretirement benefits

(in thousands)	2007	2006	2005	2007	2006	2005

Service cost	$—	$—	$—	$25	$25	$31
Interest cost	430	424	417	140	135	148
Expected return on assets	(734)	(710)	(655)	—	—	—
Amortization	42	69	66	(8)	(8)	(1)

Net periodic (benefit) cost	(262)	(217)	(172)	157	152	178

Net loss (gain)	(504)	—	—	(24)	—	—
Prior service cost (credit)	—	—	—		—	—
Amortization of prior service cost	—	—	—	8	—	—

Total recognized in other comprehensive income	(504)	—	—	(16)	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$(766)	$(217)	$(172)	$141	$152	$178

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

Under the 2000 Stock Option Plan, 517,952 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the 2000 Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 382,357 options were awarded at an exercise price of $2.19 per share. These options have a ten-year term and vested at a rate of 20% per year from the grant date. At December 31, 2007 and 2006 the remaining contractual life of these options was 2.5 years and 3.5 years, respectively.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On May 24, 2006, 354,000 options were awarded at an exercise price of $12.84 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. The fair value of the 2006 options awarded was estimated on the date of grant using a closed form option valuation (Black-Scholes) model and the following assumptions: risk free interest rate 4.60%, an expected term of 6.5 years, expected stock price volatility of 8.25% and a dividend yield of 2.52%. At December 31, 2007 and December 31, 2006 the remaining contractual life of these options was 8.4 years and 9.4 years, respectively.

Under the provisions of FASB No. 123(R), stock-based compensation expense of $1.69 per option granted under the 2006 Stock Option Plan is being recorded over the sooner of the vesting period of the options, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $350,000 related to their options was expensed immediately. Total compensation cost related to the Company’s stock option plans was $50,000, $379,000 and $0 for 2007, 2006 and 2005, respectively.

Information related to the stock option plans during each year follows:

	2007	2006	2005

Intrinsic value of options exercised	$1.7 million	$487,000	$293,000
Cash received from option exercises	356,000	101,000	73,000
Tax benefit realized from option exercises	156,000	144,000	57,000
Weighted average fair value of options granted	0	1.69	0

As of December 31, 2007, there was $171,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.42 years. At December 31, 2007, the intrinsic value of both all outstanding options and exercisable options was $51,000.

The following table presents the stock option activity for the year ended December 31, 2007 (in thousands):

	2007

	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	524,892	$9.37
Exercised	(165,446)	2.19
Granted	—	—

Outstanding at end of year	359,446	$12.68

Exercisable at end of year	76,246	$12.08

All outstanding stock options are expected to vest.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

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

On May 24, 2006, 168,300 shares were awarded under the 2006 RRP. These shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $2.2 million at the grant date, and is being amortized over the sooner of the vesting period of the awards, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $1.1 million related to their 2006 RRP awards was expensed immediately. Stock-based compensation expense of $263,000, $1.2 million and $26,000 related to RRP awards was recorded in 2007, 2006 and 2005, respectively. The remaining unearned compensation cost has been shown as a reduction of shareholders’ equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

A summary of changes in the Company’s nonvested shares for the year follows:

	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2007	168,300	—
Granted	—	—
Vested	33,660	$12.84
Forfeited	—	—

Nonvested at December 31, 2007	134,640	$12.84

As of December 31, 2007, there was $662,000 of total unrecognized compensation cost related to nonvested shares granted under the RRP. The cost is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $416,000, $0 and $241,000.

(12)	Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

Contributions to the defined contribution 401(k) Savings Plan were $77,000, $80,000 and $78,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

In connection with establishing an ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 453,488 shares of the Company’s common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2007, 272,084 of the original ESOP shares had been released or committed to be released of which 181,404 remained as unallocated shares.

On March 30, 2005, in connection with the Company’s second-step conversion and stock offering, the ESOP borrowed $2,360,000 from the Company to purchase an additional 236,000 shares of the Company’s common stock. The loan bears interest at 5% and is payable in fifteen annual installments. At December 31, 2007, 47,198 of these shares had been released or committed to be released and 188,802 remained as unallocated shares.

The fair value of the unallocated shares on December 31, 2007 was $4.3 million. The Company recognized compensation expense of $557,000, $568,000 and $479,000 in 2007, 2006 and 2005, respectively in connection with the ESOP.

The Company has also adopted a Benefit Restoration Plan for the Company’s CEO. This plan provides the beneficiary with the benefits that would otherwise be due to him as a participant in the 401(k) plan and the employee stock ownership plan if such benefits were not limited by certain provisions of the Internal Revenue Code. In addition, in the event the beneficiary retires prior to the end of the ESOP loan term, the plan will provide him a benefit equal to the value of the shares of Rome Bancorp that would have been allocated to his account under the ESOP had he remained employed through the end of the ESOP loan term. The liability associated with this plan was $755,000 and $683,000 at December 31, 2007 and December 31, 2006, respectively.

(13)	Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income (loss) which is the net change in the unrealized gains or losses on securities available-for-sale and unrealized gains and losses on pension and postretirement liabilities, net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,

	2007	2006	2005

Unrealized holding gains (losses) arising during the period	$439	$(59)	$(405)

Reclassification adjustment for net realized gain included in net income	(11)	(11)	(105)

Other comprehensive Income (loss), before tax	428	(70)	(510)
Deferred tax expense (benefit)	171	(28)	(204)

Other comprehensive income (loss), net of tax	$257	$(42)	$(306)

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

The following is a summary of the accumulated other comprehensive income (loss) balances net of tax:

	Balance at 12/31/06	2007 Change	Balance at 12/31/07

Unrealized gains (losses) on available for sale securities	$43	$(55)	$(12)
Unrealized gains (losses) on pension and postretirement benefits	(676)	312	(364)

	$(633)	$257	$(376)

(14)	Commitments and Contingencies

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

At December 31, 2007 and 2006 the Company was committed to originate mortgage and other loans of approximately $8.0 million and $12.1 million, respectively. At December 31, 2007 and December 31, 2006, the Company’s fixed rate loan commitments totaled $4.0 million and $7.1 million, respectively. The range of interest rates on these fixed rate commitments was 5.375% to 7.0% at December 31, 2007 and 5.875% to 6.8% at December 31, 2006. Commitments under unused lines of credit and letters of credit were approximately $20.1 million and $17.2 million at December 31, 2007 and 2006, respectively.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(15)	Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2007	2006	2005

Basic earnings per share:
Net Income available to common shareholders	$3,054	$2,488	$3,402

Weighted average basic shares outstanding	7,688	8,527	9,205

Basic earnings per share	$0.40	$0.29	$0.37

Diluted earnings per share:
Net Income available to common shareholders	$3,054	$2,488	$3,402

Weighted average basic shares outstanding	7,688	8,527	9,205
Effect of dilutive securities:
Stock options	19	142	195
Unearned RRP shares	84	55	6

Weighted average diluted shares outstanding	7,791	8,724	9,406

Diluted earnings per share	$0.39	$0.29	$0.36

Stock options for 354,000, 206,500 and 0 shares of common stock were not considered in computing diluted earnings per common share for 2007, 2006 and 2005 because they were anti-dilutive.

(16)	Shareholders’ Equity and Regulatory Matters

Rome Savings is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $1.6 million at December 31, 2007.

The Company’s ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by Rome Savings is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to Rome Savings declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years. Further, under the OTS’ conversion regulations, the Company may not return any capital, other than ordinary dividends, to its stockholders during the three years following the conversion and offering completed in March of 2005.

The Company and Rome Savings are subject to various regulatory requirements administered by the federal banking agencies and Rome Savings is a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company is a Delaware corporation and is regulated as a savings and loan holding company by the OTS.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Rome Savings must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

can initiate certain mandatory and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established capital levels for which insured institutions are categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized.

As of October 16, 2006, the most recent notification from the OTS categorized Rome Savings as well capitalized under the regulatory framework for prompt corrective actions. To be categorized as well capitalized, Rome Savings must meet the minimum ratios as set forth in the table below. There have been no conditions or events since that notification that management believes have changed Rome Savings’ category. Management believes, as of December 31, 2007, that the Company and Bank meet all capital adequacy requirements to which they are subject.

The Qualified Thrift lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

The following is a summary of Rome Savings’ actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the OTS and FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

	Actual		Minimum capital adequacy requirements		To be classified as Well-capitalized under prompt corrective action provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007:
Total capital (to risk weighted assets):	$65,899	27.73%	$19,011	>=8%	$23,764	>=10%

Tier 1 Capital (to risk weighted assets):	64,315	27.06%	9,505	>=4%	14,258	>=6%

Tier 1 Capital (to adjusted assets):	64,315	20.24%	9,534	>=3%	15,889	>=5%

As of December 31, 2006:
Total capital (to risk weighted assets):	$64,834	28.9%	$17,957	>=8%	$22,447	>=10%

Tier 1 Capital (to risk weighted assets):	63,201	28.16%	8,979	>=4%	13,468	>=6%

Tier 1 Capital (to adjusted assets):	63,201	21.27%	8,915	>=3%	14,858	>=5%

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

Following is a reconciliation of Rome Savings’ GAAP shareholders’ equity to regulatory Tier 1 capital at December 31, 2007 and 2006.

	December 31, 2007	December 31, 2006

GAAP Shareholders’ Equity	$63,932	$62,514
Plus: Minority interest in consolidated subsidiary and other comprehensive loss related to SFAS No. 158	434	745
Less: Disallowed assets and unrealized gains on available-for- sale securities, net of tax	(51)	(58)

Tier 1 Capital	64,315	63,201

Plus: Allowance for loan losses	1,910	1,965
Allowed unrealized gain on available-for-sale securities	—	—
Less: Real estate held for investment	(326)	(332)

Total Regulatory Capital	$65,899	$64,834

(17)	Fair Value of Financial Instruments

The following methods and assumptions were used by Rome Savings in estimating fair values of financial instruments:

Cash and cash equivalents: For these short-term instruments that generally mature in ninety days or less, the carrying value approximates fair value.

Securities: Fair values of securities are based on exchange quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.

Federal Home Loan Bank Stock: It is not practicable to determine the value of FHLB stock due to restrictions placed on its transferability.

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
Years ended December 31, 2007, 2006 and 2005

agreements and the counterparties’ credit standing. The fair value of these financial instruments is immaterial and has therefore been excluded from the table below.

The estimated carrying values and fair values of the Company’s financial instruments for December 31 are as follows (in thousands):

	2007		2006

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$8,018	$8,018	$7,858	$7,858
Securities available for sale	2,674	2,674	4,319	4,319
Securities held to maturity	1,147	1,195	1,178	1,175
Loans, net	281,042	281,492	262,572	259,388
Federal Home Loan Bank Stock	2,344	—	1,344	—
Accrued interest receivable	1,124	1,124	1,094	1,094
Financial liabilities:
Non-interest bearing deposits	29,509	29,509	28,042	28,042
Interest bearing deposits	173,523	173,619	167,963	167,749
Borrowings	40,333	40,221	20,172	19,778
Accrued interest payable	29	29	33	33

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

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2007 and 2006 and statement of income and statement of cash flows for the years ended December 31, 2007, 2006 and 2005 (in thousands):

Condensed Balance Sheet

	2007	2006

Assets:
Cash and due from banks	$724	$10,097
Investment in subsidiary bank	63,932	62,514
Loan receivable from ESOP	2,467	2,646
Other assets	1,970	1,916

Total assets	$69,093	$77,173

Total liabilities	$56	$142
Total shareholders’ equity	69,037	77,031

Total liabilities and shareholders’ equity	$69,093	$77,173

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

Condensed Statement of Income

	2007	2006	2005

Interest and investment income	$301	$497	$466
Dividends from subsidiary bank	3,000	—	—

Total operating income	3,301	497	466

Other operating expenses	680	2,072	369

Income (loss) before income taxes and dividends in excess of net income/(equity in undistributed income) of subsidiary bank	2,621	(1,575)	97

Equity in undistributed income of subsidiary bank	433	4,063	3,305

Net income	$3,054	$2,488	$3,402

Condensed Statement of Cash Flows

	2007	2006	2005

Operating activities:
Net income	$3,054	$2,488	$3,402
Adjustments to reconcile net income to cash provided by operating activities:
(Equity in undistributed earnings of)/dividends in excess of net income of subsidiary bank	(433)	(4,063)	(3,305)
Amortization of stock-based compensation	313	1,616
(Increase) decrease in other assets	(213)	(742)	483
(Decrease) increase in other liabilities	(86)	(764)	859

Net cash (used in) provided by operating activities	2,635	(1,465)	1,439

Investing activities:
Investment in subsidiary bank	—	—	(25,653)
Decrease (increase) in loan to ESOP	179	169	(2,172)

Net cash provided by (used in) investing activities	179	169	(27,825)

Financing activities:
Net proceeds of common stock offering and conversion	—	—	55,462
Purchase of treasury stock	(10,181)	(17,818)	—
Dividends	(2,518)	(2,622)	(2,046)
Exercise of stock options and related tax benefits	512	245	130

Net cash (used in) provided by financing activities	(12,187)	(20,195)	53,546

Net (decrease) increase in cash and cash equivalents	(9,373)	(21,491)	27,160

Cash and cash equivalents at beginning of year	10,097	31,588	4,428

Cash and cash equivalents at end of year	$724	$10,097	$31,588

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(19)	Plan of Conversion and Reorganization

On November 11, 2004, the Boards of Directors of Rome, MHC (the “Mutual Holding Company”), the Company and The Rome Savings Bank (the “Bank”) (collectively, “Rome”) unanimously adopted a Plan of Conversion and Agreement and Plan of Reorganization (the “Plan of Conversion”), under the terms of which Rome undertook a “second-step” conversion (the “Conversion”), and Rome Savings reorganized from the two-tier mutual holding company structure to the stock holding company structure. The Conversion was consummated on March 30, 2005. Prior to the completion of the Conversion, the MHC owned approximately 61.5% of the common stock of the Company.

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

The Conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the Company’s assets, liabilities and equity. Costs related to the Offering, primarily marketing fees paid to the company’s investment banking firm, professional fees, registration fees, printing and mailing costs were $3.1 million and accordingly, net proceeds were $55.9 million. In addition, as part of the conversion and dissolution of the MHC, Rome Savings received $1.9 million of cash previously held by the MHC. As a result of the Conversion and Offering, Rome Bancorp was succeeded by a new, fully public, Delaware corporation with the same name and the MHC ceased to exist.

Also pursuant to the Plan of Conversion, Rome Savings terminated the liquidation account it established in connection with its mutual holding company reorganization and minority stock issuance and such account was replaced by a new liquidation account created by Rome Savings as of March 30, 2005. The new “liquidation account” will be for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the plan of conversion) in an amount equal to the greater of (i) Rome, MHC ownership interest in the retained earnings of the Company as of the date of its latest balance sheet contained in the Conversion, or (ii) the retained earnings of Rome Savings at the time that Rome Savings reorganized into the Mutual Holding Company in 1999. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at Rome Savings would be entitled, in the event of a complete liquidation of Rome Savings after the conversion, to a pro rata interest in the liquidation account prior to any payment to the stockholders of the new holding company. The liquidation account will be reduced annually on December 31 to the extent that Eligible Account Holders and Supplemental Eligible Account Holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in deposits will not restore such account holder’s interest in the liquidation account. Subsequent to the Conversion, Rome Savings may not pay cash dividends or make other capital distributions if the effect thereof would be to reduce its stockholders’ equity below the amount of the liquidation account.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

(20)	Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2007 and 2006 are as follows:

	2007 Quarter Ending

	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)

Net interest income	$3,299	$3,277	$3,253	$3,292
Net interest income after provision for loan losses	3,299	3,277	3,253	3,242
Net income	837	747	803	667
Earnings per common share:
Basic:	$0.11	$0.10	$0.11	$0.09
Diluted	0.10	0.09	0.11	0.09

	2006 Quarter Ending

	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)

Net interest income	$3,622	$3,534	$3,408	$3,372
Net interest income after provision for loan losses	3,507	3,534	3,383	3,365
Net income (loss) (1)	808	(77)	919	838
Earnings (loss) per common share:
Basic:	$0.09	$(0.01)	$0.11	$0.11
Diluted	0.09	(0.01)	0.11	0.10

(1)	Stock-based compensation of $972,000 net of tax, was recognized in the second quarter of 2006.

Directors of Rome Bancorp, Inc. & The Rome Savings Bank	Executive Officers of The Rome Savings Bank

Charles M. Sprock	Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer	President and Chief Executive Officer

Bruce R. Engelbert	David C. Nolan
Retired, Former Owner and President, Engelbert’s Jewelers, Inc.	Executive Vice President and Chief Financial Officer

David C. Grow	D. Bruce Fraser
Partner, law firm of McMahon & Grow	Vice President, Human Resources, Security, Compliance

Kirk B. Hinman	Mary Faith Messenger
President, Rome Strip Steel Company, Inc.	Vice President and Controller

Dale A. Laval	Sandra L. Reader
Retired Chairman, Independent Audit Associates, Inc.	Vice President, Consumer Loans

John A. Reinhardt	James F. Sullivan
Retired, Former Executive Director of the Madison County Industrial Development Agency	Vice President, Senior Loan Officer

Michael J. Valentine	Francis C. Thalmann
Chairman and President, Mele Manufacturing Company, Inc.	Vice President, Operations and Branch Administration

Crystal M. Seymore
Corporate Secretary