Form 10-K, Exhibit 13
period 2008-12-31
ROME BANCORP INC
filed 2009-03-06
CIK 1088144

EXHIBIT 13.1

The summary information presented below at or for each of the five years in the period ended December 31, 2008 is derived in part from and should be read in conjunction with the consolidated financial statements and notes thereto included with this Annual Report.

	SELECTED FINANCIAL AND OTHER DATA (in thousands)

	At December 31,

	2008	2007	2006	2005	2004

Selected Financial Condition Data:
Total assets	$337,886	$318,131	$298,759	$308,853	$268,152
Loans, net	298,453	281,042	262,572	251,918	231,272
Securities	8,588	6,165	6,841	11,882	19,117
Total cash and cash equivalents	9,579	8,018	7,858	34,235	6,929
Total deposits	205,932	203,032	196,005	201,468	208,787
Borrowings	66,324	40,333	20,172	9,374	18,843
Total equity	60,344	69,037	77,031	93,478	36,258
Allowance for loan losses	1,936	1,910	1,965	1,960	2,000
Non-performing loans	1,273	1,003	1,104	947	829
Non-performing assets	1,604	1,100	1,149	947	829

	2008	2007	2006	2005	2004

Selected Operating Data:
Interest income	$17,954	$17,919	$17,457	$16,535	$14,498
Interest expense	4,887	4,798	3,521	3,036	3,042

Net interest income	13,067	13,121	13,936	13,499	11,456
Provision for loan losses	300	50	147	115	390

Net interest income after provision for loan losses	12,767	13,071	13,789	13,384	11,066
Non-interest income:
Service charges and other income	2,209	2,152	1,885	1,921	1,596
Net (loss) gain on securities transactions	(265)	11	11	105	176

Total non-interest income	1,944	2,163	1,896	2,026	1,772
Total non-interest expense	10,410	10,572	11,859	9,977	9,102

Income before income taxes	4,301	4,662	3,826	5,433	3,736
Income taxes	1,396	1,608	1,338	2,031	1,336

Net income	$2,905	$3,054	$2,488	$3,402	$2,400

	At or for the Year Ended December 31,

	2008	2007	2006	2005	2004

Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.42	$0.40	$0.29	$0.37	$0.26
Diluted earnings per share	$0.42	$0.39	$0.29	$0.36	$0.25
Return on average assets	0.89%	1.00%	0.83%	1.13%	0.91%
Return on average equity	4.47%	4.14%	2.91%	4.29%	6.67%
Net interest rate spread (tax equivalent)	3.90%	4.06%	4.37%	4.27%	4.41%
Net interest margin (tax equivalent)	4.40%	4.74%	5.04%	4.80%	4.73%
Non-interest expense to average assets	3.18%	3.45%	3.94%	3.31%	3.45%
Efficiency ratio (1)	68.04%	68.99%	74.59%	64.09%	68.72%
Average interest earning assets to average interest-bearing liabilities	130.86%	139.84%	152.72%	149.44%	125.61%

Capital Ratios:
Average equity to average assets	19.84%	24.09%	28.46%	26.27%	13.63%
Equity to total assets at end of period	17.86%	21.70%	25.78%	30.27%	13.52%
Book value per share	$8.55	$8.86	$9.10	$9.66	$8.57

Regulatory Capital Ratios:
Core capital (Tier 1 capital)	17.15%	20.24%	21.27%	18.96%	11.03%
Total risk-based capital	24.45%	27.73%	28.90%	28.04%	15.36%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.42%	0.35%	0.42%	0.37%	0.36%
Nonperforming assets as percent of total assets	0.47%	0.35%	0.38%	0.31%	0.31%
Allowance for loan losses as a percent of loans	0.64%	0.68%	0.74%	0.77%	0.86%
Allowance for loan losses as a percent of non-performing loans	152.1%	190.4%	178.0%	207.0%	241.3%

Other Data:
Number of:
Deposit accounts	35,159	35,484	34,881	34,864	35,136
Full service offices	5	5	4	4	4

Note: All per share amounts have been adjusted to reflect Rome Bancorp, Inc.’s second step stock conversion effective March 30, 2005.

(1)	Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

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

On April 27, 2004, Rome Savings converted from a New York-chartered savings bank regulated by the New York State Banking Department and the Federal Deposit Insurance Corporation (the “FDIC”) to a federal savings bank regulated by the Office of Thrift Supervision (the “OTS”).

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

2008 Highlights and Overview

The following discussion focuses on the factors affecting the consolidated financial condition of Rome Bancorp as of the two years ended December 31, 2008 and 2007 and Rome Bancorp’s results of operations for the three years ended December 31, 2008. The consolidated financial statements and related notes for the three years ended December 31, 2008 should be read in conjunction with this review.

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

Net income for 2008 was $2.9 million compared to $3.1 million in the prior year. The significant factors and trends impacting 2008, which are discussed in greater depth below, were as follows:

•

Net interest income before loan loss provision was $13.1 million in both 2008 and 2007. Decreases in prevailing market rates resulted in declines in both the yields earned on earning assets and the Company’s cost of funds. These rate decreases were offset by increases in the average balances of interest earning assets and interest bearing liabilities. Rome Bancorp’s ratio of interest earning assets to interest bearing liabilities decreased to 130.86% in 2008 from 139.84% in the prior year, while the yield on earning assets decreased to 6.05% in 2008 from 6.47% in 2007. The cost of funds decreased to 2.15% in 2008 from 2.41% the prior year.

•

Rome Bancorp’s provision for loan losses increased to $300,000 in 2008 from $50,000 in 2007. The increase was necessary due to an increased level of loan charge-offs as well as growth in the loan portfolio in 2008. Rome Savings does not originate or hold any sub-prime mortgage loans in its portfolio.

•

Non-interest income decreased by $219,000 to $1.9 million in 2008 primarily due to the recording of a $265,000 impairment charge on an equity security held by the Company. This was partially offset by an increase in fee revenue and other income.

•

Non-interest expense decreased by $162,000 from $10.6 million in 2007 to $10.4 in 2008. The majority of this decrease is related to lower stock based compensation and benefits expense and a reduction in professional fees incurred.

Critical Accounting Policies

It is management’s opinion that accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making these estimates. Management of Rome Bancorp considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required for probable incurred credit losses and the material effect that such judgments can have on the results of operations. Management’s quarterly evaluation of the adequacy of the allowance considers Rome Bancorp’s historical loan loss experience, review of specific loans, current economic conditions and such other factors considered appropriate to estimate losses. Management uses presently available information to estimate probable incurred losses on loans; however, future additions to the allowance may be necessary based on changes in estimates, assumptions or economic conditions. Significant factors that could give rise to changes in these estimates include, but are not limited to, changes in economic conditions in the local area, concentrations of risk and declines of local property values.

Management also considers the accounting policy relating to the impairment of long lived assets to be a critical accounting policy due to the subjectivity and judgment involved and the material effect an impairment loss could have on the results of operations. A decline in the fair value of a long lived asset below cost that is deemed to be other than temporary is charged to earnings resulting in the establishment of a new cost basis for the asset. Management continually reviews the current value of its long lived assets for evidence of other than temporary impairment.

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

Managing interest rate risk is of primary importance to Rome Bancorp. The responsibility for interest rate risk management is the function of Rome Bancorp’s Asset/Liability Committee (“ALCO”), which includes the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Vice President and Controller, other members of Senior Management and certain members of Rome Bancorp’s Board of Directors. Rome Bancorp’s ALCO meets at least quarterly to review Rome Bancorp’s asset/liability policies and identify and measure potential risks to earnings due to changes in interest rates. The primary goal of Rome Bancorp’s interest rate risk management is to minimize the potential loss in net interest income that could arise from changes in interest rates.

A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences, and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. Rome Bancorp’s analysis compares net interest income under a scenario of no change from current interest rates with one of a 100, 200 and 300 basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. Rome Bancorp’s policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2008, based on simulation model results, Rome Bancorp was within these guidelines.

The following table sets forth at December 31, 2008 and 2007 the estimated percentage and dollar change in Rome Bancorp’s net interest income resulting from changes in interest rates over a one year period. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

	2008			2007

	Annual Net Interest Income			Annual Net Interest Income

Change in Interest Rates in Basis Points(1)	Dollar Amount	Dollar Change From Base	Percentage Change From Base	Dollar Amount	Dollar Change From Base	Percentage Change From Base

	(Dollars in thousands)

+300	$13,451	$(289)	(2.10)%	$13,137	$(229)	(1.71)%
+200	13,588	(152)	(1.11)	13,239	(127)	(0.95)
+100	13,749	9	0.07	13,331	(35)	(0.26)
Base	13,740	—	—	13,366	—	—
-100	13,476	(264)	(1.92)	13,382	16	0.12

(1)	Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%

The above table reflects that as of both December 31, 2008 and 2007, Rome Bancorp had a relatively low risk of volatility in net interest income due to interest rate fluctuations. The interest rate risk modeled as of December 31, 2008 was slightly higher, exhibiting negative variances in periods of rising and decreasing interest rates. In the up 200 and 300 basis point rate environments, the most immediate interest rate risk lies in the Company’s $23.7 million of overnight borrowings which reprice directly in relation to changes in prevailing interest rates. However, in the simulation of a 100 basis point decrease in rates, these funds do not reprice downwards in step with the decrease in rates, due to the historically low interest rates on these borrowings at December 31, 2008. In that case, the savings on interest bearing liabilities would not entirely offset the loss of income on earnings assets due to rate declines.

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

	Average Balances, Interest and Average Yields for the years ended

	December 31, 2008				December 31, 2007				December 31, 2006

	Average	Interest Income/	Average Yield/		Average	Interest Income/	Average Yield/		Average	Interest Income/	Average Yield/
	Balance	Expense	Cost		Balance	Expense	Cost		Balance	Expense	Cost

	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$288,630	$17,561	6.08%		$270,373	$17,481	6.47%		$255,201	$16,330	6.40%
Securities	7,488	392	5.24		6,452	437	6.77		8,447	541	6.40
Federal funds sold & other interest bearing deposits	1,250	26	2.04		1,110	52	4.67		14,546	664	4.57

Total interest-earnings assets	297,368	17,979	6.05		277,935	17,970	6.47		278,194	17,535	6.30
Noninterest-earning assets	29,994				28,625				22,474

Total assets	$327,362				$306,560				$300,668

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Savings accounts	$80,971	$446	0.55		$82,355	$454	0.55		$87,560	$657	0.75
Time deposits	72,347	2,634	3.64		69,822	2,834	4.06		66,822	2,276	3.41
Money market accounts	9,833	193	1.97		6,994	139	1.99		5,382	88	1.62
Other interest bearing deposits	13,357	69	0.51		11,695	65	0.56		11,321	69	0.61

Total interest-bearing deposits	176,508	3,342	1.89		170,866	3,492	2.04		171,085	3,090	1.81
Borrowings	50,737	1,545	3.04		27,883	1,306	4.68		11,069	431	3.90

Total interest-bearing liabilities	227,245	4,887	2.15		198,749	4,798	2.41		182,154	3,521	1.93

Noninterest-bearing deposits	29,331				28,337				28,232
Other liabilities	5,849				5,622				4,712

Total liabilities	262,425				232,708				215,098
Shareholders’ equity	64,937				73,852				85,570

Total liabilities and shareholders’ equity	$327,362				$306,560				$300,668

Net interest income		13,092				13,172				14,014
Tax equivalent adjustment on securities		(25)				(51)				(78)

Net interest income per consolidated financial statements		$13,067				$13,121				$13,936

Net interest rate spread			3.90%				4.06%				4.37%
Net interest margin			4.40%				4.74%				5.04%
Ratio of interest-earning assets to interest-bearing liabilities			1.31	x			1.40	x			1.53	x

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

	Rate Volume Analysis

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007			Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

	Increases (decreases) due to			Increases (decreases) due to

	Rate	Volume	Net	Rate	Volume	Net

	( in thousands)

Assets:
Interest-earning assets:
Loans	$(1,125)	$1,205	$80	$146	$1,005	$1,151
Securities	(115)	70	(45)	24	(128)	(104)
Federal funds sold & other Interest bearing deposits	(33)	7	(26)	1	(613)	(612)

Total interest-earnings assets	(1,273)	1,282	9	171	264	435

Interest-bearing liabilities:
Savings accounts	—	(8)	(8)	(164)	(39)	(203)
Time deposits	(302)	102	(200)	456	102	558
Money market accounts	(2)	56	54	25	26	51
Other interest bearing deposits	(6)	10	4	(6)	2	(4)

Total interest-bearing deposits	(310)	160	(150)	311	91	402

Borrowings	(832)	1,071	239	219	656	875

Total interest-bearing liabilities	(1,142)	1,231	89	530	747	1,277

Net change in interest income	$(131)	$51	$(80)	$(359)	$(483)	$(842)

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

Rome Bancorp’s total assets at December 31, 2008 were $337.9 million, an increase of $19.8 million or 6.2% from $318.1 million at December 31, 2007. The majority of this growth was attributable to increases in the loan portfolio.

Cash and cash equivalents increased to $9.6 million at December 31, 2008 from $8.0 million a year earlier. Securities available for sale were $3.6 million at December 31, 2008, an increase of $889,000 from $2.7 million at December 31, 2007. This increase was due the purchase of three bonds, partially offset by principal reductions and the impairment charge of $265,000 recorded on an equity investment. Rome Bancorp invested $1.2 million in Federal Home Loan Bank stock in 2008, in connection with its line of credit borrowing with this institution.

Total loans increased by $17.4 million, or 6.1% to $300.4 million at December 31, 2008 from $283.0 million at December 31, 2007. During the year ended December 31, 2008, Rome Bancorp originated approximately $66.4 million of loans. The majority of the loan growth was in the residential mortgage construction and loan portfolio, which grew by $21.5 million, or 14.1%. The Company’s non-performing loans as a percentage of total loans increased to 0.42% at December 31, 2008 as compared to 0.35% at December 31, 2007, primarily due to the inclusion of two commercial mortgages. The allowance for loan losses as a percent of non-performing loans decreased to 152.1% at December 31, 2008, from 190.4% at December 31, 2007. This ratio is considered appropriate due to the growth in Rome Bancorp’s residential mortgage portfolio in 2008. Due to stringent underwriting standards, the history of losses on this portfolio is significantly lower than on the remaining loans in the total loan portfolio.

Total deposits increased by $2.9 million or 1.4% from $203.0 million at December 31, 2007 to $205.9 million at December 31, 2008. The overall increase in deposits is primarily attributable to increases in money market accounts and other interest-bearing deposit accounts partially offset by decreases in non-interest bearing deposit, time deposit and savings balances. Money market balances grew by $4.6 million, or 62.2%, in 2008, increasing from $7.4 million at December 31, 2007 to $12.0 million at December 31, 2008. Other interest bearing deposits increased by $1.0 million, or 8.0%, over the past year. Time deposits decreased to $72.1 million at December 31, 2008 from $73.2 million a year earlier, reflecting the rate sensitivity of these accounts. Savings deposits decreased $529,000 from $79.8 million at December 31, 2007 to $79.2 million at December 31, 2008. Non-interest bearing deposits decreased by $1.1 million, or 3.9%, from $29.5 million at December 31, 2007 to $28.4 million at year end 2008.

Comparison of Results of Operations for the Years Ended December 31, 2008 and December 31, 2007

General. Net income for the year ended December 31, 2008 was $2.9 million, a decrease of $149,000 from $3.1 million for the year ended December 31, 2007. The decrease in net income was attributable to decreases in net interest income before loan loss provision of $54,000, an increase in the provision for loan losses of $250,000, and a decrease in non-interest income of $219,000, partially offset by decreases in non-interest expense and income tax expense of $162,000 and $212,000, respectively.

Net Interest Income. The Company recorded net interest income of $13.1 million in both 2008 and 2007. The changes in the components of net interest income are discussed in detail below.

Interest Income. Interest income increased by $35,000 for the year ended December 31, 2008, from $17.9 million for the year ended December 31, 2007. Interest income earned on the loan portfolio increased to $17.6 million in 2008 from $17.5 million in 2007. Average loan balances increased to $288.6 million in 2008 from $270.4 million in 2007, primarily due to growth in the residential mortgage portfolio. The yield on loans in 2008 decreased to 6.08% compared to 6.47% in 2007 concurrent with the decline in overall benchmark interest rates. Interest and dividend income on securities decreased in 2008 primarily due to a decline in the yield on these assets. Average securities increased to $7.5 million in 2008 from $6.5 million in 2007 while their yields decreased to 5.24% from 6.77% over the same period. Interest income of other short-term investments, including federal funds sold, dropped from $52,000 in 2007 to $26,000 in 2008, as a result of a decrease in the yield earned on these funds, again driven by declines in market interest rates throughout 2008.

Interest Expense. Interest expense increased to $4.9 million in 2008 from $4.8 million in 2007 primarily due to increases in the average balances of outstanding debt and deposits, partially offset by a decrease in the cost of these funds, consistent with current market trends. Interest expense on borrowings increased from $1.3 million in 2007 to $1.5 million in 2008 as the average balances increased from $27.9 million in 2007 to $50.7 million in the current year. The average rate paid on this debt decreased to 3.04% in 2008 from 4.68% in 2007. The average rate paid on interest bearing deposits in 2008 was 1.89% compared to 2.04% in 2007, principally due to lower rates paid on time deposits.

Provision for Loan Losses. The provision for loan losses was $300,000 in 2008 compared to $50,000 in 2007, reflecting a higher level of charge-offs and loan growth in 2008. Net loan charge-offs increased to $274,000 in 2008 from $105,000 in the prior year. The allowance for loan losses was $1.9 million or 0.64% of total loans at December 31, 2008 compared to $1.9 million and 0.68% of total loans at December 31, 2007. The allowance for loan losses as a percent of non-performing loans decreased to 152.1% at December 31, 2008 compared to 190.4% at December 31, 2007. Management considers these ratios to be appropriate due to the net growth in Rome Bancorp’s residential mortgage and construction loan portfolio of $21.5 million, or 14.1% in 2008. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, were $1.3 million or 0.42% of total loans at December 31, 2008 compared to $1.0 million or 0.35% at December 31, 2007. Rome Savings does not originate or hold subprime mortgage loans or securities collateralized by subprime loans.

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $300,000 was appropriate in 2008.

Non-Interest Income. The following table summarizes changes in the major components of non-interest income:

	2008	2007	$ Change	% Change

(Loss) gain on securities	$(265)	$11	$(276)	(2,509.10)%
Gain on sale of loans	17	18	(1)	(5.56)
Service charges	1,706	1,654	52	3.14
Other income	486	480	6	1.25

Total non-interest income	$1,944	$2,163	$(219)	(10.12)%

Non-interest income decreased $219,000 to $1.9 million in 2008 from $2.2 million in 2007. During the fourth quarter of 2008, in relation to declines in global investment markets, the Company recognized a write-down of $265,000 on its investment in a large blue chip mutual fund, due to impairment that was determined to be “other than temporary” under generally accepted accounting principles. This charge reduced fourth quarter and year to date net earnings by $162,000, or $0.02 per diluted share. After the write-down to fair market value, this investment is valued at $472,000. As this investment is classified as an available for sale security, stockholder’s equity had already been reduced by the amount of the unrealized loss, net of taxes. The “other than temporary” write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. Service charge income increased commensurate with deposit and loan activity.

Non-Interest Expense. Non-interest expense decreased to $10.4 million for the year ended December 31, 2008 compared to $10.6 million for the year ended December 31, 2007. The following table summarizes changes in the major components of non-interest expense:

	2008	2007	$ Change	% Change

Salaries and employee benefits	$5,733	$5,887	$(154)	(2.62)%
Occupancy and equipment expense	1,903	1,896	7	0.37
Marketing expense	128	176	(48)	(27.27)
Outside consulting and professional fees	580	712	(132)	(18.54)
Other expense	2,066	1,901	165	8.68

Total non-interest expense	$10,410	$10,572	$(162)	(1.53)%

The decrease in salaries and employee benefits is primarily related to lower stock-based compensation and benefits costs. Advertising and promotional expense decreased from 2007 when the Company opened its fifth branch location and heavily promoted demand deposit accounts. In 2008 the Company required less legal and consulting services. A major component of the increase in other expenses was contribution expense. Contribution expense increased from $15,000 in 2007 to $151,000 in 2008 due to the donation of a parcel of Company owned real estate to the Rome Rescue Mission, Inc.

Income Tax Expense. Income tax expense was $1.4 million for 2008, a decrease of $212,000 from 2007 income tax expense of $1.6 million. The decrease is attributable to lower pre-tax earnings, an increase in positive permanent tax benefits and favorable settlement of a state tax audit.

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

Provision for Loan Losses. The provision for loan losses was $50,000 in 2007 compared to $147,000 in 2006, reflecting a lower level of charge-offs in 2007. The allowance for loan losses was $1.9 million or 0.68% of total loans at December 31, 2007 compared to $2.0 million and 0.74% of total loans at December 31, 2006. The allowance for loan losses as a percent of non-performing loans increased to 190.4% at December 31, 2007 compared to 178.0% at December 31, 2006. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, was $1.0 million or 0.35% of total loans at December 31, 2007 compared to $1.1 million or 0.42% at December 31, 2006. These ratios were considered appropriate due to the net growth in Rome Bancorp’s residential mortgage portfolio of $14.6 million, or 10.8% in 2007. Due to stringent underwriting standards, the history of losses on the residential mortgage loan portfolio is significantly lower than on the other types of loans. Rome Savings does not originate subprime mortgage loans.

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

Non-Interest Expense. Non-interest expense decreased to $10.6 million for the year ended December 31, 2007 compared to $11.9 million for the year ended December 31, 2006. The following table summarizes changes in the major components of non-interest expense:

	2007	2006	$ Change	% Change

Salaries and employee benefits	$5,887	$6,986	$(1,099)	(15.73)%
Occupancy and equipment expense	1,896	1,824	72	3.95%
Marketing expense	176	247	(71)	(28.75)%
Outside consulting and professional fees	712	792	(80)	(10.10)%
Other expense	1,901	2,010	(109)	(5.42)%

Total non-interest expense	$10,572	$11,859	$(1,287)	(10.85)%

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

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Rome Bancorp’s primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. Rome Savings also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $58.9 million on a line of credit. At December 31, 2008, Rome Savings had outstanding borrowings of $23.7 million against this line of credit, in addition to bullet and amortizing notes totaling $42.6 million.

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

Rome Bancorp’s primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2008, Rome Bancorp originated approximately $66.4 million in loans compared to approximately $61.7 million in 2007. Purchases of investment securities were $3.6 million in 2008 and $1.0 million in 2007. At December 31, 2008, Rome Bancorp had loan commitments to borrowers of approximately $3.3 million, and customer available letters and lines of credit of approximately $18.7 million.

Total deposits were $205.9 million at December 31, 2008, an increase of 1.4% from $203.0 million at December 31, 2007. Time deposit accounts scheduled to mature within one year were $54.4 million at December 31, 2008. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with Rome Bancorp. We are committed to maintaining a strong liquidity position therefore, Rome Bancorp monitors its liquidity position on a daily basis. Rome Bancorp anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or from borrowings from the Federal Home Loan Bank, will be carefully considered as Rome Bancorp monitors its liquidity needs. Therefore, in order to minimize its cost of funds, Rome Bancorp may consider additional borrowings from the Federal Home Loan Bank in the future.

During 2008 Rome Bancorp repurchased 731,750 outstanding shares of its common stock at a total cost of $8.2 million. On January 28, 2009 the Company’s Board of Directors authorized the repurchase of 100,000 shares of its common stock. On February 25, 2009, the Board further authorized the repurchase of an additional five percent, or approximately 346,000 shares, of the Company’s common stock.

Rome Bancorp paid cash dividends of $0.34 per share in 2008, requiring a cash outlay of $2.4 million.

At December 31, 2008 and 2007, Rome Savings exceeded each of the applicable regulatory capital requirements. Rome Savings’ leverage (Tier 1) capital at December 31, 2008 and 2007 was $58.2 million and $64.3 million or 17.15% and 20.24% of adjusted assets, respectively. In order to be classified as “well-capitalized” by the OTS and the FDIC at December 31, 2008 and 2007, Rome Savings was required to have leverage (Tier 1) capital of $17.0 million and $15.9 million, respectively, or 5.0% of adjusted assets. To be classified as a “well-capitalized” bank by the OTS and FDIC, Rome Savings must also have a risk-based total capital ratio of 10.0%. At December 31, 2008 and 2007, Rome Savings had a risk-based total capital ratio of 24.45% and 27.73%, respectively.

Rome Bancorp does not anticipate any material capital expenditures, nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than debt as described in Note 7 of Notes to the Consolidated Financial Statements and the commitments and unused lines and letters of credit noted above.

Rome Bancorp is contractually obligated to make payments as follows:

		Payments due by Period:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Time deposits	$72,138	$54,356	$14,486	$3,296	—
Federal Home Loan Bank borrowings	66,324	34,509	23,705	3,610	$4,500
Software maintenance and service contracts	542	356	186	—	—

Total contractual obligations	$139,004	$89,221	$38,377	$6,906	$4,500

Off-Balance Sheet Arrangements

Rome Bancorp does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Rome Bancorp’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of such adoption and clarification was not material.

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

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.

In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company’s consolidated financial statements.

Newly Issued But Not Yet Effective Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Corporation’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited and the Corporation does not expect the adoption of FAS No. 160 to have a significant impact on its results of operations or financial position.

MARKET FOR THE COMPANY’S COMMON STOCK

Rome Bancorp’s common stock is traded on the Nasdaq Global Market under the symbol “ROME”.

At December 31, 2008, the last trading date in Rome Bancorp’s fiscal year, the common stock of Rome Bancorp closed at $8.70 per share. At March 2, 2009, there were 6,935,307 shares of Rome Bancorp’s common stock outstanding, which were held of record by approximately 2,459 registered shareholders.

The table below shows the high and low sales price of Rome Bancorp’s common stock during the periods indicated. Rome Bancorp paid cash dividends of $0.34 per share in 2008. Rome Bancorp also paid a quarterly cash dividend of $0.085 per share to shareholders of record as of February 6, 2009. Our ability to pay dividends depends on a number of factors including:

•	investment opportunities available to the Bank or Rome Bancorp;

•	the Bank’s capital requirements;

•	federal laws and regulations;

•	our financial results;

•	tax considerations; and

•	general economic conditions.

We do not guarantee that we will pay dividends, or that we will not reduce or eliminate dividends in the future.

	Price Range

Date	High	Low	Dividends

Year ended December 31, 2008

Quarter ended March 31, 2008	$11.86	$10.91	$0.085
Quarter ended June 30, 2008	11.70	9.54	0.085
Quarter ended September 30, 2008	11.20	9.50	0.085
Quarter ended December 31, 2008	11.00	7.82	0.085

Year ended December 31, 2007

Quarter ended March 31, 2007	$12.82	$12.00	$0.08
Quarter ended June 30, 2007	12.59	12.00	0.08
Quarter ended September 30, 2007	12.46	11.00	0.08
Quarter ended December 31, 2007	11.91	11.00	0.08

Performance Graph. The graph below compares Rome Bancorp’s total cumulative shareholder return, including reinvestment of dividends and adjusted for stock splits, by an investor who invested $100.00 on December 31, 2003, to December 31, 2008, to the total return by an investor who invested $100.00 in each of the Nasdaq Composite Index (U.S. Companies) and the Nasdaq Bank Composite Index (banks and bank holding companies, over 99% of which are based in the United States).

	Period Ending

Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08

Rome Bancorp, Inc.	100.00	95.02	82.55	99.49	92.67	71.88
NASDAQ Bank	100.00	110.99	106.18	117.87	91.85	69.88
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee for Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2008.

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
March 2, 2009

/s/ David C. Nolan

David C. Nolan
Executive Vice President and Chief Financial Officer
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited Rome Bancorp, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Rome Bancorp, Inc. and subsidiary’s management is responsible for maintaining effective control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of Rome Bancorp Inc. and subsidiary’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Rome Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rome Bancorp Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
Cleveland, Ohio

March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL
STATEMENTS

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited the accompanying consolidated balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of Rome Bancorp, Inc. and subsidiary’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiary as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rome Bancorp, Inc. and subsidiary’s internal control over financial reporting as of December 31, 2008, based on criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2009 expressed an unqualified opinion thereon.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
Cleveland, Ohio
March 2, 2009

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2008 and 2007

(In thousands, except share data)

	2008	2007
Assets
Cash and due from banks	$6,823	$6,978
Federal funds sold and other short-term investments	2,756	1,040

Total cash and cash equivalents	9,579	8,018
Securities available for sale, at fair value	3,563	2,674
Securities held to maturity (fair value of $1,561 and $1,195 at December 31, 2008 and 2007, respectively)	1,447	1,147
Federal Home Loan Bank stock	3,578	2,344
Loans	300,389	282,952
Less: Allowance for loan losses	(1,936)	(1,910)

Net loans	298,453	281,042
Premises and equipment, net	6,372	6,568
Accrued interest receivable	1,085	1,124
Bank-owned life insurance	9,006	8,598
Other assets	4,803	6,616

Total assets	$337,886	$318,131

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Non-interest bearing	$28,373	$29,509
Savings	79,221	79,750
Money market	11,996	7,406
Time	72,138	73,209
Other interest bearing	14,204	13,158

Total deposits	205,932	203,032

Borrowings	66,324	40,333
Other liabilities	5,286	5,729

Total liabilities	277,542	249,094

Commitments and contingencies (Note 14)	—	—

Shareholders’ equity:
Common stock, $.01 par value; authorized: 30,000,000 shares; issued: 9,893,716 shares; outstanding: 7,058,866 shares at December 31, 2008; authorized: 30,000,000 shares; issued: 9,891,515 shares; outstanding: 7,788,415 shares at December 31, 2007	99	99
Additional paid-in capital	62,440	61,884
Retained earnings	36,721	36,179
Treasury stock, at cost; 2,834,850 shares at December 31, 2008 and 2,103,100 shares at December 31, 2007	(34,662)	(26,488)
Accumulated other comprehensive income (loss)	(2,212)	(376)
Unallocated shares of employee stock ownership plan (ESOP) 324,239 shares at December 31, 2008; 370,206 shares at December 31, 2007	(2,042)	(2,261)

Total shareholders’ equity	60,344	69,037

Total liabilities and shareholders’ equity	$337,886	$318,131

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2008, 2007 and 2006

(In thousands, except share data)

	2008	2007	2006
Interest income:
Loans	$17,561	$17,481	$16,330
Securities	367	386	463
Other short-term investments	26	52	664

Total interest income	17,954	17,919	17,457

Interest expense:
Deposits	3,342	3,492	3,090
Borrowings	1,545	1,306	393

Total interest expense	4,887	4,798	3,521

Net interest income	13,067	13,121	13,936

Provision for loan losses	300	50	147

Net interest income after provision for loan losses	12,767	13,071	13,789

Non-interest income:
Service charges	1,706	1,654	1,559
Net (loss) gain on securities	(265)	11	11
Other income	503	498	326

Total non-interest income	1,944	2,163	1,896

Non-interest expense:
Salaries and employee benefits	5,733	5,887	6,986
Building, occupancy and equipment	1,903	1,896	1,824
Directors’ fees	174	184	219
Marketing	128	176	247
Outside consulting and professional fees	580	712	792
ATM service fees	236	236	210
Supplies	195	197	172
Other	1,461	1,284	1,409

Total non-interest expense	10,410	10,572	11,859

Income before income tax expense	4,301	4,662	3,826

Income tax expense	1,396	1,608	1,338

Net income	$2,905	$3,054	$2,488

Basic earnings per share	$0.42	$0.40	$0.29

Diluted earnings per share	$0.42	$0.39	$0.29

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years ended December 31, 2008, 2007 and 2006
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated other comprehensive income (loss)	Unallocated ESOP shares	Total

Balances at December 31, 2005	$97	$60,013	$35,983	$—	$85	$(2,700)	$93,478
Comprehensive income:
Net income	—	—	2,488	—	—	—	2,488
Other comprehensive loss	—	—	—	—	(42)	—	(42)

Total comprehensive income							2,446

Adjustment to initially apply SFAS No. 158, net of tax (Note 1)	—	—	—	—	(676)	—	(676)
Purchase of 1,383,000 treasury shares	—	—	—	(17,818)	—	—	(17,818)
Exercise of stock options and related tax benefit 48,444 shares, net	—	245	—	—	—	—	245
Grant of restricted shares	—	(1,511)	—	1,511	—	—	—
Amortization of stock option and restricted share grants	—	1,616	—	—	—	—	1,616
Dividends paid ($0.30 per share)	—	—	(2,622)	—	—	—	(2,622)
ESOP shares released for allocation (45,965 shares)	—	349	—	—	—	219	568
Adjustment to initially apply SAB No. 108 (Note 1)	—	—	(206)	—	—	—	(206)

Balances at December 31, 2006	97	60,712	35,643	(16,307)	(633)	(2,481)	77,031
Comprehensive income:
Net income	—	—	3,054	—	—	—	3,054
Other comprehensive loss	—	—	—	—	257	—	257

Total comprehensive income							3,311

Purchase of 838,100 treasury shares	—	—	—	(10,181)	—	—	(10,181)
Exercise of stock options and related tax benefit 164,943 shares, net	2	510	—	—	—	—	512
Amortization and tax benefits of stock option and restricted share grants	—	325	—	—	—	—	325
Dividends paid ($0.32 per share)	—	—	(2,518)	—	—	—	(2,518)
ESOP shares released for allocation (45,965 shares)	—	337	—	—	—	220	557

Balances at December 31, 2007	99	61,884	36,179	(26,488)	(376)	(2,261)	69,037
Comprehensive income:
Net income	—	—	2,905	—	—	—	2,905
Other comprehensive loss	—	—	—	—	(1,836)	—	(1,836)

Total comprehensive income							1,069

Purchase of 731,750 treasury shares	—	—	—	(8,174)	—	—	(8,174)
Exercise of stock options and related tax benefit 2,201 shares, net	—	—	—	—	—	—	—
Amortization and tax benefits of stock option and restricted share grants	—	280	—	—	—	—	280
Dividends paid ($0.34 per share)	—	—	(2,387)	—	—	—	(2,387)
Effect of changing pension plan measurement date pursuant to FAS No. 158	—	—	24	—	—	—	24
ESOP shares released for allocation (45,967 shares)	—	276	—	—	—	219	495

Balances at December 31, 2008	$99	$62,440	$36,721	$(34,662)	$(2,212)	$(2,042)	$60,344

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Cash flows from operating activities:
Net income	$2,905	$3,054	$2,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	563	587	548
Decrease (increase) in accrued interest receivable	39	(30)	(41)
Provision for loan losses	300	50	147
Net loss on other than temporary securities impairment	265	—	—
Net gains on securities transactions	—	(11)	(11)
Gain on sales of loans	(17)	(18)	(15)
Proceeds from sale of loans	1,180	1,509	1,114
Origination of loans for sale	(1,163)	(1,491)	(1,099)
Net accretion (amortization) on securities	3	(5)	(9)
Increase in cash surrender value of Bank-owned life insurance	(408)	(383)	(215)
Loss on sale of other real estate	18	—	13
Loss on sale of fixed assets	—	—	3
(Decrease) increase in other liabilities	(3,527)	178	436
Deferred income tax (benefit) expense	126	(37)	(762)
Decrease (increase) in other assets	3,122	(65)	(512)
Allocation of ESOP shares	495	557	568
Amortization of stock-based compensation	280	313	1,616

Net cash provided by operating activities	4,181	4,208	4,269

Cash flows from investing activities:
Net increase in loans	(18,216)	(18,572)	(10,702)
Proceeds from sales of securities available for sale	—	357	365
Purchase of bank-owned life insurance	—	—	(8,000)
Proceeds from maturities and principal reductions of securities available for sale	921	1,209	4,938
Purchases of securities available for sale	(3,244)	(1,000)	(568)
Purchases of securities held to maturity	(326)	—	(1,000)
Proceeds from maturities and principal reductions of securities held to maturity	23	34	1,254
Proceeds from sale of real estate owned	253	—	41
Purchases of premises and equipment, net	(361)	(1,077)	(2,114)

Net cash used in investing activities	(20,950)	(19,049)	(15,786)

Cash flows from financing activities:
(Decrease) increase in time deposits	(1,071)	6,808	103
Increase (decrease) in other deposits	3,971	219	(5,566)
Repayments of borrowings	(12,709)	(3,239)	(2,402)
Advances on borrowings	38,700	23,400	13,200
Purchase of treasury stock	(8,174)	(10,181)	(17,818)
Dividends	(2,387)	(2,518)	(2,622)
Exercise of stock options and related tax benefits	—	512	245

Net cash provided by (used in) financing activities	18,330	15,001	(14,860)

Net increase (decrease) in cash and cash equivalents	1,561	160	(26,377)
Cash and cash equivalents at beginning of year	8,018	7,858	34,235

Cash and cash equivalents at end of year	$9,579	$8,018	$7,858

(Continued)

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
Other non-cash activities:
Transfers from loans to real estate owned	$505	$52	$99
Cash paid during the period for:
Interest	4,795	4,802	3,517
Income taxes	1,514	1,056	1,940

See accompanying notes to consolidated financial statements.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(1)	Business

Rome Bancorp, Inc. (the “Company”) is a registered savings and loan holding company, organized under the laws of Delaware and is the parent company of The Rome Savings Bank and its subsidiaries (“Rome Savings “ or the “Bank”). The Company provides traditional community banking services for individuals and small-to medium-sized businesses, through the Bank’s five branches in Oneida County of New York State.

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
Years ended December 31, 2008, 2007 and 2006

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

Most of the Company’s business activity is with customers located within Oneida County, New York. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in the Oneida County area.

(e)	Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for incurred credit losses. The allowance for loan losses is increased by the provision for loan losses charged to operations and is decreased by the charge-off of loans, net of recoveries. Loans are charged off when management determines that ultimate success of the loan’s collectibility is remote.

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
Years ended December 31, 2008, 2007 and 2006

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

The Company maintains a non-contributory defined benefit pension plan that covers approximately 50% of all current full time employees. The Company’s Board of Directors amended the plan in December of 2002 to cease the accrual of any further benefits. The benefits under the pension plan are based on the employee’s years of service and compensation. Pension expense is the net of service cost and interest cost, return on plan assets and amortization of gains and loses not immediately recognized. The Company’s funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The Company also sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all full time employees. The number of shares allocable to participants of the Plan is determined by the Board of Directors. Allocations to individual participant accounts are based on participant compensation. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest.

(i)	Income Taxes

The Company and its subsidiaries file a consolidated tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(n)	Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key officers and employees. Under adoption of EITF 06-5, Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. In accordance with EITF 06-5, the Company recorded owned life insurance at its cash surrender value.

(o)	Stock-based compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award

(p)	Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of such adoption and clarification was not material.

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

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.

In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company’s consolidated financial statements.

(q)	Newly Issued But Not Yet Effective Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160,“Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited and the Company does not expect the adoption of FAS No. 160 to have a significant impact on its results of operations or financial position.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(3)	Securities

Securities are summarized as follows (In thousands):

	December 31, 2008

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
State and municipal obligations	$2,620	$52	$9	$2,663
Mortgage-backed securities:
FNMA	4	—	—	4
FHLMC	24	—	—	24

Total debt securities	2,648	52	9	2,691

Equity and other securities	872	—	—	872

	$3,520	$52	$9	$3,563

Held-to-maturity:
U.S. Government securities	$1,322	$114	$—	$1,436
Mortgage-backed securities:
GNMA	7	—	—	7
Other bonds	118	—	—	118

	$1,447	$114	$—	$1,561

	December 31, 2007

	Amortized Cost	Gross unrealized gains	Gross Unrealized Losses	Fair value

Available-for-sale:
State and municipal obligations	$1,255	$29	$—	$1,284
Mortgage-backed securities
FNMA	45	—	—	45
FHLMC	259	2	—	261

Total debt securities	1,559	31	—	1,590

Equity and other securities	1,137	—	53	1,084

	$2,696	$31	$53	$2,674

Held-to-maturity:
U.S. Government securities	$1,001	$47	$—	$1,048
Mortgage-backed securities
GNMA	14	1	—	15
FHLMC	1	—	—	1
Other bonds	131	—	—	131

	$1,147	$48	$—	$1,195

Included in the Company’s equity securities is an investment in a mutual fund which purchases blue chip common stocks. The downturn in the equity markets during 2008 caused a decrease in the market value of such fund. During the fourth quarter of 2008, in connection with its ongoing review of long term asset values, the Company determined that this investment had been other than temporarily impaired, as defined by generally accepted accounting principles. Accordingly, an impairment charge of $265,000 (pre-tax) was recorded to lower the carrying value of this security to the current fair market value of $472,000. This charge reduced 2008 net earnings by $162,000, or $0.02 per diluted share. As this investment is classified as an available for sale security, stockholders equity had already been reduced by the amount of the unrealized loss, net

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

of taxes. The “other than temporary” write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. At December 31, 2007, the Company’s investment in this equity fund had an unrealized loss of $53,000. This investment was first in an unrealized loss position in late December of 2007.

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2008

	Amortized Cost	Fair Value

Available-for-sale:
Due within one year	$353	$359
Due after one year through five years	1,003	995
Due after five years through ten years	1,272	1,317
Due after 10 years	20	20

	$2,648	$2,691

Held-to-maturity:
Due within one year	$1	$1
Due after one year through five years	1,328	1,442
Due after five years through ten years	—	—
Due after ten years	118	118

	$1,447	$1,561

Gross gains of $0, $11,000 and $11,000 were realized on sales of securities in 2008, 2007 and 2006, respectively. The tax provision related to these realized gains was $0, $4,000 and $4,000, respectively.

Securities pledged at year end 2008 and 2007 had a carrying amount of $1.3 million and $1.0 million, respectively. These securities collateralize state and Treasury department programs. At year end 2008 and 2007, there were no holdings of securities of any one issuer in an amount greater than 10% of shareholders’ equity.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(4)	Loans

Loans are summarized as follows (in thousands) at December 31:

	2008	2007

Mortgage loans:
Residential (1-4 family)	$170,197	$149,702
Commercial	49,231	49,795
Construction and land	5,827	5,258

Total Mortgage loans	225,255	204,755

Other loans:
Commercial	28,472	29,127
Automobile loans	12,927	16,009
Property improvement and equipment	17,459	15,829
Other consumer	16,276	17,232

Total Other loans	75,137	78,197

Total Loans	$300,389	$282,952

The Company serviced loans for third parties totaling $7,138,000 and $6,690,000 at December 31, 2008 and 2007, respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended December 31,

	2008	2007	2006

Balance at beginning of period	$1,910	$1,965	$1,960
Provision charged to operations	300	50	147
Loans charged off	(348)	(233)	(372)
Recoveries	74	128	230

Balance at end of period	$1,936	$1,910	$1,965

The Company’s recorded investment in loans that are considered impaired totaled $710,000 and $180,000 at December 31, 2008 and 2007, respectively. These impaired loans carried allowances of $246,000 and $45,000, at December 31, 2008 and 2007, respectively. The average recorded investment in impaired loans was $904,000, $224,000 and $228,000 in 2008, 2007 and 2006, respectively. The Company recognized no interest on impaired loans during the three years ended December 31, 2008.

The principal balances of loans not accruing interest amounted to $1.3 million and $968,000 at December 31, 2008 and 2007, respectively. Loans 90 days or more past due and accruing interest amounted to $0 and $35,000 at December 31, 2008 and 2007, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2008, 2007 and 2006 was $85,800,

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

$78,000 and $75,800, respectively. There are no commitments to extend further credit on non-accruing loans.

Nonaccrual loans and loans past 90 days still on accrual include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

A substantial portion of the Company’s loans are mortgage and consumer loans in Oneida County. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in market conditions in this area. A majority of the Company’s loan portfolio is secured by real estate. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower. The Company does not originate sub-prime mortgage loans and has not purchased investments collateralized by sub-prime loans.

(5)	Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2008	2007

Land	$2,638	$2,648
Buildings and improvements	6,369	6,200
Furniture and equipment	8,015	7,813

	17,022	16,661
Less accumulated depreciation and amortization	10,650	10,093

	$6,372	$6,568

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $563,000, $587,000 and $548,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

(6)	Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2008

Within one year	$54,356
One through two years	10,632
Two through three years	3,854
Three through four years	1,980
Four through five years	1,316

Total time deposits	$72,138

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

At December 31, 2008 and 2007, time deposits with balances of $100,000 or more totaled approximately $16,031,000 and $14,969,000, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2008	2007	2006

Savings	$446	$454	$657
Money market	193	139	88
Time	2,634	2,834	2,276
Other interest bearing	69	65	69

	$3,342	$3,492	$3,090

(7)	Borrowings

The Company is a member of the Federal Home Loan Bank of New York (FHLB-NY). As a member, the Company is required to own capital stock in the FHLB-NY and is authorized to apply for advances from the FHLB-NY. Each advance is payable at its maturity date with a prepayment penalty for fixed rate advances. The Company has a blanket pledge on their one-to-four family mortgage loans as collateral for these borrowings. The following is a summary of advances and amortizing notes from the FHLB-NY at December 31 (in thousands):

	2008	2007

Bearing interest at 3.67% fixed, due 7/3/15	$1,827	$2,065
Bearing interest at 3.36% fixed, due 7/3/13	2,797	3,341
Bearing interest at 3.59% fixed, due 11/26/08	—	1,927
Bearing interest at 3.95% fixed, due 12/21/09	5,000	5,000
Bearing interest at 3.90% fixed, due 12/31/09	5,000	5,000
Bearing interest at 3.12% fixed, due 1/19/10	3,000	—
Bearing interest at 3.00% fixed, due 1/22/10	3,000	—
Bearing interest at 2.90% fixed, due 2/1/10	3,000	—
Bearing interest at 2.86% fixed, due 2/5/10	3,000	—
Bearing interest at 2.68% fixed, due 3/4/10	1,000	—
Bearing interest at 3.06% fixed, due 3/4/11	2,000	—
Bearing interest at 3.91% fixed, due 5/31/11	3,000	—
Bearing interest at 3.74% fixed, due 6/6/11	2,000	—
Bearing interest at 4.29% fixed, due 6/18/18	1,000	—
Bearing interest at 4.364% fixed, due 9/4/18	2,000	—
Bearing interest at 4.236% fixed, due 9/2/15	1,000	—
Bearing interest at 3.70% fixed, due 11/8/10	2,000	—
Bearing interest at 2.61% fixed, due 1/3/12	2,000	—
FHLB Overnight Line of Credit, bearing interest at 0.44% and 3.61%	23,700	23,000

	$66,324	$40,333

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The following table summarizes the combined aggregate amount of maturities for the above advances and notes for each of the five years after December 31, 2008, as well as remaining maturities beyond five years:

Due in one year	$34,509
Due one through two years	15,838
Due two through three years	7,867
Due three through four years	2,898
Due four through five years	712
Due past five years	4,500

Total	$66,324

At December 31, 2008, the Company had additional availability on its FHLB line of credit of $35.2 million. This line of credit is subject to periodic review and renewal.

(8)	Income Taxes

The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):

	2008	2007	2006

Current:
Federal	$1,143	$1,539	$1,959
State	127	106	141

	1,270	1,645	2,100

Deferred:
Federal	172	(38)	(598)
State	(46)	1	(164)

	126	(37)	(762)

Total income tax expense	$1,396	$1,608	$1,338

Actual tax expense differs from “expected” tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Computed “expected” tax expense	$1,462	$1,585	$1,301

Increases (decreases) in income taxes resulting from:
State taxes, net of Federal tax benefit	54	71	(16)
Tax exempt interest	(19)	(33)	(47)
Tax exempt increase in cash surrender value of life insurance	(139)	(130)	(73)
Non-deductible ESOP expense	57	107	119
Non-deductible stock option expense	—	—	45
Other, net	(19)	8	9

	$1,396	$1,608	$1,338

Effective tax rate	32.5%	34.5%	35.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2008	2007

Deferred tax assets:
Allowance for loan losses	$677	$654
Accrued postretirement benefits	1,000	950
Deferred compensation	737	779
Stock-based compensation and benefits	560	607
Unrealized losses on available for sale securities	—	8
Capital loss carry-forward	100	—
Accrued pension cost	430	—
Other	79	97

Total gross deferred tax assets	3,583	3,095

Deferred tax liabilities:
Depreciation	196	147
Prepaid pension cost	—	726
Undistributed income of subsidiary	71	51
Unrealized gains on available-for-sale securities	17	—
Deferred loan costs	158	126
Other	15	17

Total gross deferred tax liabilities	457	1,067

Net deferred tax assets	$3,126	$2,028

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

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

In accordance with SFAS No. 109, the Company has not recognized deferred tax liabilities with respect to Rome Savings’ Federal and state base-year reserves of approximately $3.4 million at December 31, 2008, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of Rome Savings’ stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2008 with respect to the base-year reserve was approximately $1.3 million.

The adoption of FIN 48 at January 1, 2007 did not have a material impact on the Company’s financial statements. At December 31, 2008 and 2007, the Company had approximately $18,000 and $53,000, respectively, of unrecognized tax benefits and interest. As of December 31, 2008 and 2007, $53,000 and $18,000, respectively, of these tax benefits would affect the effective tax rate if recognized. As of December 31, 2008 and 2007, accrued interest related to uncertain tax positions was $11,000 and $2,000, respectively, net of the related tax benefit. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

The Company is subject to U.S. federal income tax as well as New York state income tax. The Company is no longer subject to federal examination for years prior to 2005. The Company’s 2002-2005 New York state examination has closed with no material impact to its financial position. The tax years 2005-2007 remain open to federal and state examination.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and the federal income tax benefit of unrecognized state tax benefits) is as follows (in thousands):

	2008	2007

Balance at January 1	$64	$15
Additions based on tax positions related to the current year	3	—
Additions based on tax positions of prior years	21	49
Reductions for tax positions of prior years	—	—
Reductions due to statute of limitations	—	—
Settlements	(64)	—

Balance at December 31	$24	$64

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(9)	Pension and Postretirement Benefits

The following table sets forth the changes in the Company’s pension and postretirement plans’ accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2008 and 2007:

	Pension benefits		Postretirement benefits

(in thousands)	2008	2007	2008	2007

Change in benefit obligation:
Benefit obligation at beginning of year	$6,970	$7,192	$2,440	$2,354
Adjustment for measurement date change	80	—	40	—
Service cost	—	—	21	25
Interest cost	353	430	147	140
Amendments and settlements	(1,219)	(328)	—	—
Curtailment charge		—	—	—
Actuarial(gain)/ loss	185	(104)	(28)	(23)
Benefits paid	(418)	(220)	(101)	(103)
Participant contributions	—	—	45	47

Benefit obligation at end of year	5,951	6,970	2,564	2,440

Change in plan assets:
Fair value of plan assets at beginning of year	8,869	8,326	—	—
Actual return on plan assets	(2,261)	1,091	—	—
Employer contributions	—	—	56	56
Settlements	(1,219)	(328)	—	—
Participant contributions	—	—	45	47
Benefits paid	(418)	(220)	(101)	(103)

Fair value of plan assets at end of year	4,971	8,869	—	—

Funded status at end of year (plan assets less benefit obligations)	$(980)	$1,899	$(2,564)	$(2,440)

Assumptions as of measurement dates: 2008 - December 31; 2007 - September 30:
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	N/A	N/A	—	—

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires that benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end, starting in 2008. Through 2007, the Company utilized the early measurement date option available under FASB Statement No. 87 “Employers’ Accounting for Pensions”, and measured the funded status of the defined benefit plan and postretirement benefits plan assets and obligations as of September 30 each year. In accordance with the adoption provisions, the net periodic benefit cost for the period between the September 30 measurement date and the 2008 fiscal year end measurement were allocated proportionately between amounts to be recognized as an adjustment to retained earnings and net periodic benefit cost for the fiscal year. As a result of this adoption, the Company increased January 1, 2008 opening retained earnings by $24,000, increased deferred income tax liability by $16,000, decreased the pension liability by $80,000, and increased the other postretirement liability by $40,000.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Amounts recognized in accumulated other comprehensive income (net of tax) at December 31 consist of:

	Pension benefits		Postretirement benefits

	2008	2007	2008	2007

Net actuarial gain (loss)	$(2,312)	$(425)	$22	$33
Prior service credit (cost)	—	—	52	28

Total	$(2,312)	$(425)	$74	$61

The estimated net unrecognized loss and prior service credit that will be amortized from other comprehensive loss into net periodic benefit cost over the next fiscal year are $(383,000) and $8,000, respectively.

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

The Company’s pension plan weighted average allocations at December 31, 2008 and September 30, 2007, by asset category are summarized in the following table:

	Plan assets at

Asset Category	December 31, 2008	September 30, 2007

Equity Securities	59%	70%
Debt Securities	41%	30%

Total	100%	100%

The Company’s long-term investment objective is to be invested 65% in equity securities and 35% in debt securities. Plan assets are invested in diversified investment funds of the RSI Retirement Trust (the “Trust”), a series of no load series open-ended mutual funds. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”). If the plan is underfunded under the Guidelines, the bond fund will be temporarily increased to 50% in order to lessen asset volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 10% from the target.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

For the fiscal year ended December 31, 2009, the Company expects to make no contributions to the pension plan. The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Asset Category	Pension Benefits	Postretirement Benefits

Fiscal 2009	$351	$142
Fiscal 2010	366	148
Fiscal 2011	382	155
Fiscal 2012	407	156
Fiscal 2013	413	161
Fiscal 2014-2018	2,194	823

The components of net periodic benefit cost and other amounts recognized in other comprehensive income include the following:

	Pension benefits			Postretirement benefits

(in thousands)	2008	2007	2006	2008	2007	2006

Service cost	$—	$—	$—	$21	$25	$25
Interest cost	353	430	424	147	140	135
Expected return on assets	(673)	(734)	(710)	—	—	—
Settlement charge	134	—	—	—	—	—
Amortization	—	42	69	(8)	(8)	(8)

Net periodic (benefit) cost	(186)	(262)	(217)	160	157	152

Net loss (gain)	3,280	(504)	—	(30)	(24)	—
Recognition of loss	(134)	—	—		—	—
Amortization of prior service cost	—	—	—	8	8	—

Total recognized in other comprehensive income	3,146	(504)	—	(22)	(16)	—

Total recognized in net periodic benefit cost and other comprehensive income	$2,960	$(766)	$(217)	$138	$141	$152

During the quarter ended March 31, 2008, the Company recorded a curtailment charge of $134,000 related to a partial settlement of the defined benefit pension plan. In December of 2002, the Company’s Board of Directors amended the defined benefit pension plan to cease the accrual of further benefits. There is no assumed increase in the per capita cost of current health care benefits since the employer contributions are fixed with the retiree paying for any cost increases.

(10)	Stock Option Plan

On May 3, 2000, the Company’s shareholders approved the Rome Bancorp, Inc. 2000 Stock Option Plan (the “2000 Stock Option Plan”). The primary objective of the 2000 Stock Option Plan is to provide officers and directors with a proprietary interest in the Company and an incentive to encourage such persons to remain with the Company.

Under the 2000 Stock Option Plan, 517,952 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the 2000 Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

28, 2000, 382,357 options were awarded at an exercise price of $2.19 per share. These options have a ten-year term and vested at a rate of 20% per year from the grant date. At December 31, 2008 and 2007 the remaining contractual life of these options was 1.5 years and 2.5 years, respectively.

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

Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On May 24, 2006, 354,000 options were awarded at an exercise price of $12.84 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. The fair value of the 2006 options awarded was estimated on the date of grant using a closed form option valuation (Black-Scholes) model and the following assumptions: risk free interest rate 4.60%, an expected term of 6.5 years, expected stock price volatility of 8.25% and a dividend yield of 2.52%. At December 31, 2008 and December 31, 2007 the remaining contractual life of these options was 7.4 years and 8.4 years, respectively.

Under the provisions of FASB No. 123(R), stock-based compensation expense of $1.69 per option granted under the 2006 Stock Option Plan is being recorded over the sooner of the vesting period of the options, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $350,000 related to their options was expensed immediately. Total compensation cost related to the Company’s stock option plans was $50,000, $50,000 and $379,000 for 2008, 2007 and 2006, respectively.

Information related to the stock option plans during each year follows:

	2008	2007	2006

Intrinsic value of options exercised	$25,000	$1.7 million	$487,000
Cash received from option exercises	—	356,000	101,000
Tax benefit realized from option exercises	—	156,000	144,000
Weighted average fair value of options granted	—	—	1.69

As of December 31, 2008, there was $121,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.42 years. At December 31, 2008, the intrinsic value of all outstanding options and exercisable options was $18,000.

The following table presents the stock option activity for the year ended December 31, 2008:

	2008

	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	359,446	$12.68
Exercised	(2,720)	2.19
Granted	—	—

Outstanding at end of year	356,726	$12.76

Exercisable at end of year	144,326	$12.64

All outstanding stock options are expected to vest.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

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

On May 24, 2006, 168,300 shares were awarded under the 2006 RRP. These shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $2.2 million at the grant date, and is being amortized over the sooner of the vesting period of the awards, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $1.1 million related to their 2006 RRP awards was expensed immediately. Stock-based compensation expense of $231,000, $263,000 and $1.2 million related to RRP awards was recorded in 2008, 2007 and 2006, respectively. The remaining unearned compensation cost has been shown as a reduction of shareholders’ equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

A summary of changes in the Company’s nonvested shares for the year follows:

	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2008	134,640	—
Granted	—	—
Vested	33,660	$12.84
Forfeited	—	—

Nonvested at December 31, 2008	100,980	$12.84

As of December 31, 2008, there was $430,000 of total unrecognized compensation cost related to nonvested shares granted under the RRP. The cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $384,000, $416,000 and $0.

(12)	Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay.

Contributions to the defined contribution 401(k) Savings Plan were $86,000, $77,000 and $80,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

In connection with establishing an ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 453,488 shares of the Company’s common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2008, 302,316 of the original ESOP shares had been released or committed to be released of which 151,172 remained as unallocated shares.

On March 30, 2005, in connection with the Company’s second-step conversion and stock offering, the ESOP borrowed $2,360,000 from the Company to purchase an additional 236,000 shares of the Company’s common stock. The loan bears interest at 5% and is payable in fifteen annual installments. At December 31, 2008, 62,933 of these shares had been released or committed to be released and 173,067 remained as unallocated shares.

The fair value of the unallocated shares on December 31, 2008 was $2.8 million. The Company recognized compensation expense of $495,000, $557,000 and $568,000 in 2008, 2007 and 2006, respectively in connection with the ESOP.

The Company has also adopted a Benefit Restoration Plan for the Company’s CEO. This plan provides the beneficiary with the benefits that would otherwise be due to him as a participant in the 401(k) plan and the employee stock ownership plan if such benefits were not limited by certain provisions of the Internal Revenue Code. In addition, in the event the beneficiary retires prior to the end of the ESOP loan term, the plan will provide him a benefit equal to the value of the shares of Rome Bancorp that would have been allocated to his account under the ESOP had he remained employed through the end of the ESOP loan term. The liability associated with this plan was $685,000 and $755,000 at December 31, 2008 and December 31, 2007, respectively.

(13)	Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income (loss) which is the net change in the unrealized gains or losses on securities available-for-sale and unrealized gains and losses on pension and postretirement liabilities, net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,

	2008	2007	2006

Unrealized holding (losses) gains arising during the period	$(3,325)	$439	$(59)
Reclassification adjustment for net realized loss (gain) included in net income	265	(11)	(11)

Other comprehensive (loss) income, before tax	(3,060)	428	(70)
Deferred tax (benefit) expense	(1,224)	171	(28)

Other comprehensive (loss) income, net of tax	$(1,836)	$257	$(42)

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The following is a summary of the accumulated other comprehensive income (loss) balances net of tax:

	Balance at 12/31/07	2008 Change	Balance at 12/31/08

Unrealized gains (losses) on available for sale securities	$(12)	$38	$26
Unrealized gains (losses) on pension and postretirement benefits	(364)	(1,874)	(2,238)

	$(376)	$(1,836)	$(2,212)

(14)	Commitments and Contingencies

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

At December 31, 2008 and 2007 the Company was committed to originate mortgage and other loans of approximately $3.3 million and $8.0 million, respectively. At December 31, 2008 and December 31, 2007, the Company’s fixed rate loan commitments totaled $1.4 million and $4.0 million, respectively. The range of interest rates on these fixed rate commitments was 5.875% to 8.5% at December 31, 2008 and 5.375% to 7.0% at December 31, 2007. Commitments under unused lines of credit and letters of credit were approximately $18.7 million and $20.1 million at December 31, 2008 and 2007, respectively.

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(15)	Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands except per share data):

	2008	2007	2006

Basic earnings per share:
Net Income available to common shareholders	$2,905	$3,054	$2,488

Weighted average basic shares outstanding	6,886	7,688	8,527

Basic earnings per share	$0.42	$0.40	$0.29

Diluted earnings per share:
Net Income available to common shareholders	$2,905	$3,054	$2,488

Weighted average basic shares outstanding	6,886	7,688	8,527
Effect of dilutive securities:
Stock options	3	19	142
Unearned RRP shares	75	84	55

Weighted average diluted shares outstanding	6,964	7,791	8,724

Diluted earnings per share	$0.42	$0.39	$0.29

Stock options for 354,000, 354,000 and 206,500 shares of common stock were not considered in computing diluted earnings per common share for 2008, 2007 and 2006 because they were anti-dilutive.

(16)	Shareholders’ Equity and Regulatory Matters

Rome Savings is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $1.6 million at December 31, 2008.

The Company’s ability to pay dividends is primarily dependent upon the ability of its subsidiary bank to pay dividends to the Company. The payment of dividends by Rome Savings is subject to continued compliance with minimum regulatory capital requirements. In addition, regulatory approval is generally required prior to Rome Savings declaring dividends in an amount in excess of net income for that year plus net income retained in the preceding two years. Further, under the OTS’ conversion regulations, the Company could not return any capital, other than ordinary dividends, to its stockholders during the three years following the conversion and offering completed in March of 2005.

The Company and Rome Savings are subject to various regulatory requirements administered by the federal banking agencies and Rome Savings is a federal savings bank regulated by the Office of Thrift Supervision (OTS). The Company is a Delaware corporation and is regulated as a savings and loan holding company by the OTS. The Bank must obtain regulatory approval to pay cash dividends to the Company.

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
Years ended December 31, 2008, 2007 and 2006

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

As of August 21, 2008, the most recent notification from the OTS categorized Rome Savings as well capitalized under the regulatory framework for prompt corrective actions. There have been no conditions or events since that notification that management believes have changed Rome Savings’ category. Management believes, as of December 31, 2008, that the Company and Bank meet and exceed all capital adequacy requirements to which they are subject.

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

The following is a summary of Rome Savings’ actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the OTS and FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

	Actual		Minimum capital adequacy requirements		To be classified as Well-capitalized under prompt corrective action provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008:
Total capital (to risk weighted assets):	$59,845	24.45%	$19,579	>=8%	$24,474	>=10%

Tier 1 Capital (to risk weighted assets):	58,229	23.79%	9,790	>=4%	14,684	>=6%

Tier 1 Capital (to adjusted assets):	58,229	17.15%	10,186	>=3%	16,977	>=5%

As of December 31, 2007:
Total capital (to risk weighted assets):	$65,899	27.73%	$19,011	>=8%	$23,764	>=10%

Tier 1 Capital (to risk weighted assets):	64,315	27.06%	9,505	>=4%	14,258	>=6%

Tier 1 Capital (to adjusted assets):	64,315	20.24%	9,534	>=3%	15,889	>=5%

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Following is a reconciliation of Rome Savings’ GAAP shareholders’ equity to regulatory Tier 1 capital at December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007

GAAP Shareholders’ Equity	$55,983	$63,932
Plus: Minority interest in consolidated subsidiary and other comprehensive loss related to SFAS No. 158	2,342	434
Less: Disallowed assets and unrealized gains on available-for-sale securities, net of tax	(26)	(51)

Tier 1 Capital	58,229	64,315

Plus: Allowance for loan losses	1,936	1,910
Allowed unrealized gain on available-for-sale securities	—	—
Less: Real estate held for investment	(320)	(326)

Total Regulatory Capital	$59,845	$65,889

(17)	Fair Value

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2008 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets:
Available for sale securities	$500	$3,063

Assets measured at fair value on a non-recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2008 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Impaired loans	$—	$—	$464

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $710,000, with a valuation allowance of $246,000, resulting in an additional provision for loan losses of $234,000 for the period.

The following methods and assumptions were used by Rome Savings in estimating fair values of financial instruments:

Cash and cash equivalents: For these short-term instruments that generally mature in ninety days or less, the carrying value approximates fair value.

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Federal Home Loan Bank Stock: It is not practicable to determine the value of FHLB stock due to restrictions placed on its transferability.

Loans: The fair values for all loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest receivable approximates its fair value. The Company has not considered market illiquidity in estimating the fair value of loans due to uncertain and inconsistent market pricing being experienced at December 31, 2008.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

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

The estimated carrying values and fair values of the Company’s financial instruments, not previously presented, for December 31 are as follows (in thousands):

	2008		2007

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$9,579	$9,579	$8,018	$8,018
Securities available for sale	3,563	3,563	2,674	2,674
Securities held to maturity	1,447	1,561	1,147	1,195
Loans, net	298,453	302,424	281,042	281,492
Federal Home Loan Bank Stock	3,578	n/a	2,344	n/a
Accrued interest receivable	1,085	1,085	1,124	1,124
Financial liabilities:
Non-interest bearing deposits	28,373	28,373	29,509	29,509
Interest bearing deposits	177,559	178,007	173,523	173,619
Borrowings	66,324	67,273	40,333	40,221
Accrued interest payable	121	121	29	29

It is not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(18)	Parent Company Only Financial Statements

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2008 and 2007 and statement of income and statement of cash flows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007

Condensed Balance Sheet
Assets:
Cash and due from banks	$421	$724
Investment in subsidiary bank	55,982	63,932
Loan receivable from ESOP	2,277	2,467
Other assets	1,749	1,970

Total assets	$60,429	$69,093

Total liabilities	$85	$56
Total shareholders’ equity	60,344	69,037

Total liabilities and shareholders’ equity	$60,429	$69,093

	2008	2007	2006

Condensed Statement of Income
Interest and investment income	$172	$301	$497
Dividends from subsidiary bank	10,300	3,000	—

Total operating income	10,472	3,301	497

Net loss on securities	265	—	—
Other operating expenses	574	680	2,072

Income (loss) before income taxes and dividends in excess of net income/(equity in undistributed income) of subsidiary bank	9,633	2,621	(1,575)

Equity in undistributed income (dividends in excess of net income) of subsidiary bank	(6,728)	433	4,063

Net income	$2,905	$3,054	$2,488

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Condensed Statement of Cash Flows
Operating activities:
Net income	$2,905	$3,054	$2,488
Adjustments to reconcile net income to cash provided by operating activities:
(Equity in undistributed earnings of)/dividends in excess of net income of subsidiary bank	6,728	(433)	(4,063)
Amortization of stock-based compensation	280	313	1,616
Net loss on securities other than temporarily impaired	265	—	—
Increase in other assets	(139)	(213)	(742)
Increase (decrease) increase in other liabilities	29	(86)	(764)

Net cash provided by (used in) operating activities	10,068	2,635	(1,465)

Investing activities:
Decrease in loan to ESOP	190	179	169

Net cash provided by investing activities	190	179	169

Financing activities:
Purchase of treasury stock	(8,174)	(10,181)	(17,818)
Dividends	(2,387)	(2,518)	(2,622)
Exercise of stock options and related tax benefits	—	512	245

Net cash used in financing activities	(10,561)	(12,187)	(20,195)

Net (decrease) in cash and cash equivalents	(303)	(9,373)	(21,491)

Cash and cash equivalents at beginning of year	724	10,097	31,588

Cash and cash equivalents at end of year	$421	$724	$10,097

(19)	Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2008 and 2007 are as follows:

	2008 Quarter Ending

	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)
Net interest income	$3,237	$3,205	$3,276	$3,349
Net interest income after provision for loan losses	3,237	3,205	3,176	3,149
Net income	700	780	815	610
Earnings per common share:
Basic:	$0.10	$0.11	$0.12	$0.09
Diluted	0.10	0.11	0.12	0.09

	2007 Quarter Ending

	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)
Net interest income	$3,299	$3,277	$3,253	$3,292
Net interest income after provision for loan losses	3,299	3,277	3,253	3,242
Net income	837	747	803	667
Earnings per common share:
Basic:	$0.11	$0.10	$0.11	$0.09
Diluted	0.10	0.09	0.11	0.09

Directors of Rome Bancorp, Inc. & The Rome Savings Bank	Executive Officers of The Rome Savings Bank

Charles M. Sprock	Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer	President and Chief Executive Officer

Bruce R. Engelbert	David C. Nolan
Retired, Former Owner and President, Engelbert’s Jewelers, Inc.	Executive Vice President and Chief Financial Officer

David C. Grow	D. Bruce Fraser
Partner, law firm of McMahon & Grow	Vice President, Human Resources, Security, Compliance

Kirk B. Hinman	Mary Faith Messenger
President, Rome Strip Steel Company, Inc.	Vice President and Controller

Dale A. Laval	Sandra L. Reader
Retired Chairman, Independent Audit Associates, Inc.	Vice President, Consumer Loans

John A. Reinhardt	James F. Sullivan
Retired, Former Executive Director of the Madison County	Vice President, Senior Loan Officer
Industrial Development Agency

Michael J. Valentine	Francis C. Thalmann
Chairman and Retired President, Mele Manufacturing	Vice President, Operations and Branch Administration
Company, Inc.

Crystal M. Seymore
Corporate Secretary