Form 10-K, Exhibit 13
period 2009-12-31
ROME BANCORP INC
filed 2010-03-10
CIK 1088144

EXHIBIT 13.1

The summary information presented below at or for each of the five years in the period ended December 31, 2009 is derived in part from and should be read in conjunction with the consolidated financial statements and notes thereto included with this Annual Report.

	SELECTED FINANCIAL AND OTHER DATA (in thousands)

	2009	2008	2007

Selected Financial Condition Data:
Total assets	$329,922	$337,886	$318,131
Loans, net	285,617	298,453	281,042
Securities	14,677	8,588	6,165
Total cash and cash equivalents	7,574	9,579	8,018
Total deposits	216,638	205,932	203,032
Borrowings	47,869	66,324	40,333
Total equity	60,365	60,344	69,037
Allowance for loan losses	2,132	1,936	1,910
Non-performing loans	1,915	1,273	1,003
Non-performing assets	1,915	1,604	1,100

	2009	2008	2007

Selected Operating Data:
Interest income	$17,291	$17,954	$17,919
Interest expense	4,250	4,887	4,798

Net interest income	13,041	13,067	13,121
Provision for loan losses	300	300	50

Net interest income after provision for loan losses	12,741	12,767	13,071
Non-interest income:
Service charges and other income	2,449	2,209	2,152
Net gain (loss) on securities transactions	73	(265)	11

Total non-interest income	2,522	1,944	2,163
Total non-interest expense	10,689	10,410	10,572

Income before income taxes	4,574	4,301	4,662
Income taxes	1,487	1,396	1,608

Net income	$3,087	$2,905	$3,054

	At or for the Year Ended December 31,

	2009	2008	2007

Selected Financial Ratios and Other Data
Performance Ratios:
Basic earnings per share	$0.47	$0.42	$0.39
Diluted earnings per share	$0.47	$0.41	$0.39
Return on average assets	0.92%	0.89%	1.00%
Return on average equity	5.27%	4.47%	4.14%
Net interest rate spread (tax equivalent)	3.85%	3.90%	4.06%
Net interest margin (tax equivalent)	4.24%	4.40%	4.74%
Non-interest expense to average assets	3.18%	3.18%	3.45%
Efficiency ratio (1)	68.95%	68.04%	68.99%
Average interest earning assets to average interest-bearing liabilities	128.39%	130.86%	139.84%

Capital Ratios:
Average equity to average assets	17.46%	19.84%	24.09%
Equity to total assets at end of period	18.30%	17.86%	21.70%
Book value per share	$8.88	$8.55	$8.86

Regulatory Capital Ratios:
Core capital (Tier 1 capital) (2)	16.27%	17.15%	20.24%
Total risk-based capital (2)	23.04%	24.45%	27.73%

Asset Quality Ratios:
Nonperforming loans as percent of loans	0.67%	0.42%	0.35%
Nonperforming assets as percent of total assets	0.58%	0.47%	0.35%
Allowance for loan losses as a percent of loans	0.74%	0.64%	0.68%
Allowance for loan losses as a percent of non-performing loans	111.4%	152.1%	190.4%

Other Data:
Number of:
Deposit accounts	34,618	35,159	35,484
Full service offices	5	5	5

(1)	Non-interest expense divided by the sum of net interest income, the tax equivalent adjustment on tax-exempt municipal securities and other non-interest income.

(2)	Regulatory capital ratios are computed for The Rome Savings Bank.

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

Rome Bancorp’s sole business is conducted by its wholly-owned subsidiary, Rome Savings. Rome Savings’ principal business is accepting deposits from the general public and using those deposits to make residential and commercial real estate loans, as well as commercial and consumer loans to individuals and small businesses primarily in Oneida County and also elsewhere in New York State. Rome Savings also invests in long and short-term marketable securities and other liquid investments.

2009 Highlights and Overview

The following discussion focuses on the factors affecting the consolidated financial condition of Rome Bancorp as of the two years ended December 31, 2009 and 2008 and Rome Bancorp’s results of operations for the three years ended December 31, 2009. The consolidated financial statements and related notes for the three years ended December 31, 2009 should be read in conjunction with this review.

The preparation of consolidated financial statements requires management to make estimates and assumptions. Changes in these estimates and assumptions affect the reported amounts of certain assets, liabilities, revenue and expenses. Different amounts could be reported under different conditions, or if different assumptions were used in the application of these accounting policies.

Rome Savings’ results of operations depend primarily on its net interest income, which is the difference between the interest income it earns on its loans and investments and the interest it pays on its deposits and other interest-bearing liabilities. Net interest income is affected by the relative amounts of interest-bearing assets and interest-

bearing liabilities and the interest rates earned or paid on these balances. Rome Savings’ operations are also affected by non-interest income, such as service fees and gains and losses on sales of securities and loans, the provision for loan losses and non-interest expense such as salaries and employee benefits, occupancy costs, and other general and administrative expenses. Financial institutions in general, including Rome Savings, are significantly affected by economic conditions, competition and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing, competition among lenders, interest rate conditions and fund availability. Rome Savings’ operations and lending are principally concentrated in the Central New York area, and therefore its operations and earnings are influenced by the economics of the area it operates in. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences and levels of personal income and savings in Rome Savings’ primary market area.

Net income for 2009 increased to $3.1 million compared to $2.9 million in the prior year. The significant factors and trends impacting 2009, which are discussed in greater depth below, were as follows:

•

Net interest income before loan loss provision was $13.0 million and $13.1 million in 2009 and 2008, respectively. Decreases in average year over year market rates resulted in declines in both the yields earned on earning assets and the Company’s cost of funds. Rome Bancorp’s ratio of interest earning assets to interest bearing liabilities decreased to 128.39% in 2009 from 130.86% in the prior year, while the yield on earning assets decreased to 5.62% in 2009 from 6.05% in 2008. The cost of funds decreased to 1.77% in 2009 from 2.15% the previous year.

•

Rome Bancorp’s provision for loan losses remained constant at $300,000 in both 2009 and 2008. While 2009 loan charge-off levels are lower than 2008 levels, the 2009 provision was deemed necessary in light of current economic conditions and non-performing loan balances. Rome Savings does not originate or hold any sub-prime mortgage loans in its portfolio.

•

Non-interest income increased by $578,000 to $2.5 million in 2009 from $1.9 million in 2008. This was primarily due to an increase in fee revenue and other income in 2009 and the 2008 $265,000 impairment charge on an equity security held by the Company.

•

Non-interest expense increased by $279,000 from $10.4 million in 2008 to $10.7 in 2009. The majority of this increase is related to increases in regulatory assessments and higher compensation and benefits costs.

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

These critical policies and their application are reviewed periodically by the Audit Committee and the Board of Directors. All accounting policies are important, and as such, we encourage the reader to review each of the policies included in the notes to the Consolidated Financial Statements to obtain a better understanding of how our financial performance is reported.

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

A simulation model is the primary tool used to assess the impact of changes in interest rates on net interest income. Key assumptions used in the model include prepayment speeds on loans and mortgage-backed securities, loan volumes and pricing and customer preferences, and sensitivity to changing rates. These assumptions are compared to actual results and revised as necessary. Rome Bancorp’s analysis compares net interest income under a scenario of no change from current interest rates with one of a 100, 200 and 300 basis point increase in interest rates and one of a 100 basis point decrease in rates. The change in interest rates is assumed to occur in the first twelve months following the current financial statement date. Net interest income is measured for each of the three twelve-month periods following the balance sheet date. Rome Bancorp’s policy is that net interest income should not vary by more than 20% for each of the three forecasted twelve-month periods. At December 31, 2009, based on simulation model results, Rome Bancorp was within these guidelines.

The following table sets forth at December 31, 2009 and 2008 the estimated percentage and dollar change in Rome Bancorp’s net interest income resulting from changes in interest rates over a one year period. Certain assumptions have been made in preparing the table below. Although management believes these assumptions to be reasonable, the interest rate sensitivity of assets and liabilities and the estimated effects of changes in interest rates on net interest income indicated in the following table could vary substantially if different assumptions were used or if actual experience differs from such assumptions.

	2009			2008

	Annual Net Interest Income			Annual Net Interest Income

Change in Interest Rates in Basis Points(1)	Dollar Amount	Dollar Change From Base	Percentage Change From Base	Dollar Amount	Dollar Change From Base	Percentage Change From Base

			(Dollars in thousands)

+300	$13,456	$(280)	(2.04)%	$13,451	$(289)	(2.10)%
+200	13,537	(199)	(1.45)	13,588	(152)	(1.11)
+100	13,599	(137)	(1.00)	13,749	9	0.07
Base	13,736	—	—	13,740	—	—
-100	13,240	(496)	(3.61)	13,476	(264)	(1.92)

(1)	Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%

The above table reflects that as of both December 31, 2009 and 2008, Rome Bancorp had a relatively low risk of volatility in net interest income due to interest rate fluctuations. The interest rate risk modeled as of December 31, 2009 was equal to or slightly higher than in 2008, exhibiting negative variances in periods of rising and decreasing interest rates. In the upward rate environments, the most immediate interest rate risk lies with the Company’s $71.9 million of time deposits, a portion of which will reprice upwards during the period in relation to changes in prevailing interest rates. However, in the simulation of a 100 basis point decrease in rates, the decrease in net interest income is primarily attributable to assumed reductions in the rates on the Company’s loan portfolio which would not be entirely offset by the cost decreases on interest bearing liabilities.

Analysis of Net Interest Income

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

	Average Balances, Interest and Average Yields for the years ended

	December 31, 2009				December 31, 2008				December 31, 2007

	Average Balance	Interest Income/ Expense	Average Yield/ Cost		Average Balance	Interest Income/ Expense	Average Yield/ Cost		Average Balance	Interest Income/ Expense	Average Yield/ Cost

	(Dollars in thousands)
Assets:
Interest-earning assets:
Loans	$289,010	$16,763	5.80%		$288,630	$17,561	6.08%		$270,373	$17,481	6.47%
Securities	11,557	529	4.58		7,488	392	5.24		6,452	437	6.77
Federal funds sold & other interest bearing deposits	7,456	11	0.15		1,250	26	2.04		1,110	52	4.67

Total interest-earnings assets	308,023	17,303	5.62		297,368	17,979	6.05		277,935	17,970	6.47
Noninterest-earning assets	27,609				29,994				28,625

Total assets	$335,632				$327,362				$306,560

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Savings accounts	$82,315	$330	0.40		$80,971	$446	0.55		$82,355	$454	0.55
Time deposits	72,291	1,852	2.56		72,347	2,634	3.64		69,822	2,834	4.06
Money market accounts	15,125	189	1.25		9,833	193	1.97		6,994	139	1.99
Other interest bearing deposits	13,970	55	0.40		13,357	69	0.51		11,695	65	0.56

Total interest-bearing deposits	183,701	2,426	1.32		176,508	3,342	1.89		170,866	3,492	2.04
Borrowings	56,216	1,824	3.25		50,737	1,545	3.04		27,883	1,306	4.68

Total interest-bearing liabilities	239,917	4,250	1.77		227,245	4,887	2.15		198,749	4,798	2.41

Noninterest-bearing deposits	30,065				29,331				28,337
Other liabilities	7,033				5,849				5,622

Total liabilities	277,015				262,425				232,708
Shareholders’ equity	58,617				64,937				73,852

Total liabilities and shareholders’ equity	$335,632				$327,362				$306,560

Net interest income		13,053				13,092				13,172
Tax equivalent adjustment on securities		(12)				(25)				(51)

Net interest income per consolidated financial statements		$13,041				$13,067				$13,121

Net interest rate spread			3.85%				3.90%				4.06%
Net interest margin			4.24%				4.40%				4.74%
Ratio of interest-earning assets to interest-bearing liabilities			1.28	x			1.31	x			1.40	x

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

	Rate Volume Analysis

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008			Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

	Increases (decreases) due to			Increases (decreases) due to

	Rate	Volume	Net	Rate	Volume	Net

	( in thousands)

Assets:
Interest-earning assets:
Loans	$(837)	$39	$(798)	$(1,125)	$1,205	$80
Securities	(76)	213	137	(115)	70	(45)
Federal funds sold & other
Interest bearing deposits	(142)	127	(15)	(33)	7	(26)

Total interest-earnings assets	(1,055)	379	(676)	(1,273)	1,282	9

Interest-bearing liabilities:
Savings accounts	(123)	7	(116)	—	(8)	(8)
Time deposits	(780)	(2)	(782)	(302)	102	(200)
Money market accounts	(109)	104	(5)	(2)	56	54
Other interest bearing deposits	(16)	3	(13)	(6)	10	4

Total interest-bearing deposits	(1,028)	112	(916)	(310)	160	(150)

Borrowings	113	166	279	(832)	1,071	239

Total interest-bearing liabilities	(915)	278	(637)	(1,142)	1,231	89

Net change in interest income	$(140)	$101	$(39)	$(131)	$51	$(80)

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

Rome Bancorp’s total assets at December 31, 2009 were $329.9 million, a decrease of $8.0 million or 2.4% from $337.9 million at December 31, 2008. The majority of this decrease was attributable to contraction of the Company’s loan portfolio.

Cash and cash equivalents decreased to $7.6 million at December 31, 2009 from $9.6 million a year earlier. Securities available for sale were $10.0 million at December 31, 2009, an increase of $6.4 million from $3.6 million at December 31, 2008. This increase was due to the purchase of eighteen bonds, partially offset by principal reductions and maturities in the existing bond portfolio. Rome Bancorp investment in Federal Home Loan Bank stock decreased by $356,000 in 2009, in connection with a reduction in its line of credit borrowing with this institution.

Total loans decreased by $12.7 million, or 4.2% to $287.7 million at December 31, 2009 from $300.4 million at December 31, 2008. During the year ended December 31, 2009, Rome Bancorp originated approximately $51.5 million of loans. The Company’s residential mortgage construction and loan portfolio, decreased by $14.7 million, or 8.4%, primarily due to the sale of the majority of the Company’s 2009 originations of thirty year termed fixed-rate mortgages into the secondary market. The decision to sell these originations was made to control potential interest rate risk in periods of future rising interest rates. The Company’s non-performing loans as a percentage of total loans increased to 0.67% at December 31, 2009 as compared to 0.42% at December 31, 2008, primarily due to increased residential mortgage delinquencies and decreased loan balances. The allowance for loan losses as a percent of non-performing loans decreased to 111.4% at December 31, 2009, from 152.4% at December 31, 2008.

Total deposits increased by $10.7 million or 5.2% from $205.9 million at December 31, 2008 to $216.6 million at December 31, 2009, as depositors chose insured bank deposit accounts over other available investments. The Company recorded growth in all deposit categories except for time deposits, which declined by $235,000, or 0.3%. Money market balances grew by $3.7 million, or 31.1%, in 2009, increasing from $12.0 million at December 31, 2008 to $15.7 million at December 31, 2009. Non-interest bearing deposits increased by $3.4 million, or 12.0%, over the past year. Savings deposits increased $2.8 million from $79.2 million at December

31, 2008 to $82.0 million at December 31, 2009. Other interest bearing deposits increased by $985,000, or 6.9%, from $14.2 million at December 31, 2008 to $15.2 million at year end 2009.

Comparison of Results of Operations for the Years Ended December 31, 2009 and December 31, 2008

General. Net income for the year ended December 31, 2009 increased to $3.1 million from $2.9 million for the year ended December 31, 2008. The increase in net income was attributable to an increase in non-interest income of $578,000, partially offset by a decrease in net interest income before provision for loan losses of $26,000, and increases in non-interest expense and income tax expense of $279,000 and $91,000, respectively.

Net Interest Income. The Company recorded net interest income of $13.0 million in 2009 and $13.1 million in 2008. The changes in the components of net interest income are discussed in detail below.

Interest Income. Interest income decreased by $663,000 for the year ended December 31, 2009, from $18.0 million for the year ended December 31, 2008. Interest income earned on the loan portfolio decreased to $16.8 million in 2009 from $17.6 million in 2008. Average balances of the loan portfolio remained constant at approximately $289 million in both 2009 and 2008. The yield on loans in 2009 decreased to 5.80% compared to 6.08% in 2008 concurrent with the decline in overall underlying interest rates. Interest and dividend income on securities increased in 2009 primarily due to growth in the available for sale portfolio. Average securities increased to $11.6 million in 2009 from $7.5 million in 2008 while their tax equivalent yields decreased to 4.58% from 5.24% over the same period. Interest income of other short-term investments, including federal funds sold, dropped from $26,000 in 2008 to $11,000 in 2009, as a result of a decrease in the yield earned on these funds, again driven by declines in market interest rates throughout latter 2008 and into 2009.

Interest Expense. Interest expense decreased to $4.3 million in 2009 from $4.9 million in 2008 primarily due to a decrease in the cost of funds, consistent with current market trends, partially offset by increases in the average balances of outstanding borrowings and deposits. Interest expense on borrowings increased from $1.5 million in 2008 to $1.8 million in 2009 as the average balances increased from $50.7 million in 2008 to $56.2 million in the current year. The average rate paid on these borrowings increased to 3.25% in 2009 from 3.04% in 2008, as the Company restructured its floating rate debt into longer term fixed-rate maturities in order to take advantage of the historically low interest rate levels. The average rate paid on interest bearing deposits in 2009 decreased to 1.32% from 1.89% in 2008, principally due to lower rates paid on time deposits and savings accounts.

Provision for Loan Losses. The Company recorded a provision for loan losses of $300,000 in both 2009 and 2008. While the level of non-performing loans has increased over the past year, the Company has had a reduction in its actual loan losses. Net loan charge-offs decreased to $104,000 in 2009 from $274,000 in the prior year. The allowance for loan losses increased to $2.1 million or 0.74% of total loans at December 31, 2009 compared to $1.9 million and 0.64% of total loans at December 31, 2008. The allowance for loan losses as a percent of non-performing loans decreased to 111.4% at December 31, 2009 compared to 152.1% at December 31, 2008. Management considers these ratios to be appropriate due to the current composition of the loan portfolio and level of non-performing loans. Non-performing loans, consisting of non-accrual loans and loans 90 days past due and still accruing, were $1.9 million or 0.67% of total loans at December 31, 2009 compared to $1.3 million or 0.42% at December 31, 2008. Rome Savings does not originate or hold subprime mortgage loans or securities collateralized by subprime loans.

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers historical loan loss experience, review of specific loans, the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $300,000 was appropriate in 2009.

Non-Interest Income. The following table summarizes changes in the major components of non-interest income:

	2009	2008	$ Change	% Change

Gain (loss) on securities	$73	$(265)	$338	127.55%
Gain on sale of loans	155	17	138	811.76
Service charges	1,815	1,706	109	6.39
Other income	479	486	(7)	(1.44)

Total non-interest income	$2,522	$1,944	$578	29.73%

Non-interest income increased $578,000 to $2.5 million in 2009 from $1.9 million in 2008. During 2009, the Company sold two investment securities, yielding gains of $73,000; no investments were sold in 2008. In contrast, in 2008, in relation to declines in global investment markets, the Company recognized a write-down of $265,000 on its investment in a large blue chip mutual fund, due to impairment that was determined to be “other than temporary” under generally accepted accounting principles. In light of the low interest rate environment existent in 2009, the Company opted to sell the majority of its current year fixed-rate thirty year termed residential mortgage originations into the secondary market. Loan sales increased to $11.2 million in 2009, compared to $1.2 million in 2008, accounting for the increase in gains on loan sales. Service charge income increased commensurate with deposit and loan activity.

Non-Interest Expense. Non-interest expense increased to $10.7 million for the year ended December 31, 2009 compared to $10.4 million for the year ended December 31, 2008. The following table summarizes changes in the major components of non-interest expense:

	2009	2008	$ Change	% Change

Salaries and employee benefits	$6,143	$5,733	$410	7.15%
Occupancy and equipment expense	1,918	1,903	15	0.79
Regulatory assessments	416	140	276	197.14
Outside consulting and professional fees	421	580	(159)	(27.41)
Other expense	1,791	2,054	(263)	(12.80)

Total non-interest expense	$10,689	$10,410	$279	(2.68)%

The increase in salaries and employee benefits is largely related to higher defined benefit pension plan expense resulting from a 2008 decline in the market value of plan assets. Due to overall higher assessment rates charged to all banks insured by the FDIC, as well as a special assessment, the Company’s FDIC and regulatory assessment expense increased to $416,000 in 2009 from $140,000 in the prior year. In 2009 the Company required less legal, professional and consulting services. Major components of the decrease in other expenses were in the areas of other real estate owned and contribution expense. Due to a reduction in other real estate owned during 2009, the Company’s expense decreased by $98,000 to $10,000 in 2009. Contribution expense decreased from $151,000 in 2008 to $17,000 in 2009 due to the 2008 donation of a parcel of Company owned real estate to the Rome Rescue Mission, Inc.

Income Tax Expense. Income tax expense was $1.5 million for 2009, an increase of $91,000 from 2008 income tax expense of $1.4 million. The increase is attributable to higher pre-tax earnings.

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

Interest Expense. Interest expense increased to $4.9 million in 2008 from $4.8 million in 2007 primarily due to increases in the average balances of outstanding debt and deposits, partially offset by a decrease in the cost of these funds, consistent with current market trends. Interest expense on borrowings increased from $1.3 million in 2007 to $1.5 million in 2008 as the average balances increased from $27.9 million in 2007 to $50.7 million in 2008. The average rate paid on this debt decreased to 3.04% in 2008 from 4.68% in 2007. The average rate paid on interest bearing deposits in 2008 was 1.89% compared to 2.04% in 2007, principally due to lower rates paid on time deposits.

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

In determining the level of the provision for loan losses necessary to absorb probable incurred credit losses, management considers historical loan loss experience, review of specific loans, the level of and trend in non-performing loans, the level of and trend in net loan charge-offs, the dollar amount and mix of the loan portfolio, as well as general economic conditions and real estate trends in Rome Bancorp’s market area, which can impact the inherent risk of loss in Rome Bancorp’s loan portfolio. As a result of these factors, management determined that a provision of $300,000 was appropriate in 2008.

Non-Interest Income. The following table summarizes changes in the major components of non-interest income:

	2008	2007	$ Change	% Change

(Loss) gain on securities	$(265)	$11	$(276)	(2,509.10)%
Gain on sale of loans	17	18	(1)	(5.56)
Service charges	1,706	1,654	52	3.14
Other income	486	480	6	1.25

Total non-interest income	$1,944	$2,163	$(219)	(10.12)%

Non-interest income decreased $219,000 to $1.9 million in 2008 from $2.2 million in 2007. During the fourth quarter of 2008, in relation to declines in global investment markets, the Company recognized a write-down of $265,000 on its investment in a large blue chip mutual fund, due to impairment that was determined to be “other than temporary” under generally accepted accounting principles. This charge reduced fourth quarter and year to date net earnings by $162,000, or $0.02 per diluted share. After the write-down to fair market value, this investment is valued at $472,000. As this investment is classified as an available for sale security, stockholder’s equity had already been reduced by the amount of the unrealized loss, net of taxes. The “other than temporary” write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security has in fact increased during 2009. Service charge income increased commensurate with deposit and loan activity.

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

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Rome Bancorp’s primary sources of funds consist of deposits, scheduled amortization and prepayments of loans and mortgage-backed securities, maturities and sales of investments, interest bearing deposits at other financial institutions and funds provided from operations. Rome Savings also has a written agreement with the Federal Home Loan Bank of New York that allows it to borrow up to $44.1 million on a line of credit. At December 31, 2009, Rome Savings had outstanding borrowings of $1.1 million against this line of credit, in addition to bullet maturity and amortizing notes totaling $46.8 million. At December 31, 2009, the Company also had approximately $8.5 million in unused short term borrowing capacity at the Federal Reserve Bank of New York.

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

Rome Bancorp’s primary investing activities include the origination of loans and to a lesser extent the purchase of investment securities. In 2009, Rome Bancorp originated approximately $51.5 million in loans compared to approximately $66.4 million in 2008. Purchases of investment securities were $7.8 million in 2009 and $3.6 million in 2008. At December 31, 2009, Rome Bancorp had loan commitments to borrowers of approximately $7.5 million, and customer available letters and lines of credit of approximately $19.4 million.

Total deposits were $216.6 million at December 31, 2009, an increase of 5.2% from $205.9 million at December 31, 2008. Time deposit accounts scheduled to mature within one year were $50.4 million at December 31, 2009. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with Rome Bancorp. We are committed to maintaining a strong liquidity position therefore, Rome Bancorp monitors its liquidity position on a daily basis. Rome Bancorp anticipates that it will have sufficient funds to meet its current funding commitments. The marginal cost of new funding however, whether from deposits or from borrowings from the Federal Home Loan Bank, will be carefully considered as Rome Bancorp monitors its liquidity needs. Therefore, in order to minimize its cost of funds, Rome Bancorp may consider additional borrowings from the Federal Home Loan Bank in the future.

During 2009 Rome Bancorp repurchased 260,788 outstanding shares of its common stock at a total cost of $2.1 million. Rome Bancorp paid cash dividends of $0.34 per share in 2009, requiring a cash outlay of $2.2 million.

At December 31, 2009 and 2008, Rome Savings exceeded each of the applicable regulatory capital requirements. Rome Savings’ leverage (Tier 1) capital at December 31, 2009 and 2008 was $54.0 million and $58.2 million or 16.27% and 17.15% of adjusted assets, respectively. In order to be classified as “well-capitalized” by the OTS and the FDIC at December 31, 2009 and 2008, Rome Savings was required to have leverage (Tier 1) capital of $16.6 million and $17.0 million, respectively, or 5.0% of adjusted assets. To be classified as a “well-capitalized” bank by the OTS and FDIC, Rome Savings must also have a risk-based total capital ratio of 10.0%. At December 31, 2009 and 2008, Rome Savings had a risk-based total capital ratio of 23.04% and 24.45%, respectively.

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

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this new guidance was immaterial to the Company.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented have been adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. The adoption of this new guidance and the effect on earnings per share has been presented in the notes to the consolidated financial statements.

In December 2008, the FASB issued guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. The guidance also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes. The new disclosures have been presented in the notes to the consolidated financial statements.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company elected to early-adopt this guidance as of March 31, 2009.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. The effect of adopting this new guidance was not material to the Company.

MARKET FOR THE COMPANY’S COMMON STOCK

Rome Bancorp’s common stock is traded on the Nasdaq Global Market under the symbol “ROME”.

At December 31, 2009, the last trading date in Rome Bancorp’s fiscal year, the common stock of Rome Bancorp closed at $7.96 per share. At March 2, 2010, there were 6,797,119 shares of Rome Bancorp’s common stock outstanding, which were held of record by approximately 1,640 registered shareholders.

The table below shows the high and low sales price of Rome Bancorp’s common stock during the periods indicated.

	Price Range

Date	High	Low	Dividends

Year ended December 31, 2009

Quarter ended March 31, 2009	$9.10	$7.00	$0.085
Quarter ended June 30, 2009	9.70	7.52	0.085
Quarter ended September 30, 2009	9.10	7.75	0.085
Quarter ended December 31, 2009	8.69	7.70	0.085

Year ended December 31, 2008

Quarter ended March 31, 2008	$11.86	$10.91	$0.085
Quarter ended June 30, 2008	11.70	9.54	0.085
Quarter ended September 30, 2008	11.20	9.50	0.085
Quarter ended December 31, 2008	11.00	7.82	0.085

Rome Bancorp paid cash dividends of $0.34 per share in 2009. Rome Bancorp also paid a 2010 quarterly cash dividend of $0.09 per share to shareholders of record as of February 5, 2010. Our ability to pay dividends depends on a number of factors including:

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Rome Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Rome Bancorp, Inc.’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Rome Bancorp, Inc.’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of Rome Bancorp, Inc.; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Rome Bancorp, Inc. are being made only in accordance with authorizations of management and directors of Rome Bancorp, Inc. and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Rome Bancorp, Inc.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of Rome Bancorp, Inc.’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee for Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that Rome Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2009.

This annual report does not contain an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Charles M. Sprock

Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer
March 10, 2010

/s/ David C. Nolan

David C. Nolan
Executive Vice President and Chief Financial Officer
March 10, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Rome Bancorp, Inc.
Rome, New York

We have audited the accompanying balance sheets of Rome Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008 and the related statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rome Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
Cleveland, Ohio
March 10, 2010

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2009 and 2008

(In thousands, except share data)

	2009	2008

Assets
Cash and due from banks	$6,547	$6,823
Federal funds sold and other short-term investments	1,027	2,756

Total cash and cash equivalents	7,574	9,579
Securities available for sale, at fair value	10,024	3,563
Securities held to maturity (fair value of $1,502 and $1,561 at December 31, 2009 and 2008, respectively)	1,431	1,447
Federal Home Loan Bank stock	3,222	3,578
Loans	287,749	300,389
Less: Allowance for loan losses	(2,132)	(1,936)

Net loans	285,617	298,453

Premises and equipment, net	6,041	6,372
Accrued interest receivable	1,117	1,085
Bank-owned life insurance	9,415	9,006
Other assets	5,481	4,803

Total assets	$329,922	$337,886

Liabilities and Shareholders’ Equity Liabilities:
Deposits:
Non-interest bearing	$31,790	$28,373
Savings	82,031	79,221
Money market	15,726	11,996
Time	71,903	72,138
Other interest bearing	15,189	14,204

Total deposits	216,639	205,932

Federal home Loan Bank advances	47,869	66,324
Other liabilities	5,049	5,286

Total liabilities	269,557	277,542

Commitments and contingencies (Note 14)	—	—

Shareholders’ equity:
Common stock, $.01 par value; 30,000,000 shares authorized; issued: 9,895,757 shares; outstanding: 6,800,119 shares at December 31, 2009; issued: 9,893,716 shares; outstanding: 7,058,866 shares at December 31, 2008	99	99
Additional paid-in capital	62,794	62,440
Retained earnings	37,588	36,721
Treasury stock, at cost; 3,095,638 and 2,834,850 shares at December 31, 2009 and 2008, respectively	(36,720)	(34,662)
Accumulated other comprehensive income (loss)	(1,574)	(2,212)
Unallocated shares of employee stock ownership plan (ESOP) 278,275 and 324,239 shares at December 31, 2009 and 2008, respectively	(1,822)	(2,042)

Total shareholders’ equity	60,365	60,344

Total liabilities and shareholders’ equity	$329,922	$337,886

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2009, 2008 and 2007

(In thousands, except share data)

	2009	2008	2007

Interest income:
Loans	$16,763	$17,561	$17,481
Securities	517	367	386
Other short-term investments	11	26	52

Total interest income	17,291	17,954	17,919

Interest expense:
Deposits	2,426	3,342	3,492
Borrowings	1,824	1,545	1,306

Total interest expense	4,250	4,887	4,798

Net interest income	13,041	13,067	13,121

Provision for loan losses	300	300	50

Net interest income after provision for loan losses	12,741	12,767	13,071

Non-interest income:
Service charges	1,815	1,706	1,654
Net gain (loss) on securities	73	(265)	11
Earnings on bank owned life insurance	409	408	383
Other income	225	95	115

Total non-interest income	2,522	1,944	2,163

Non-interest expense:
Salaries and employee benefits	6,143	5,733	5,887
Building, occupancy and equipment	1,918	1,903	1,896
FDIC and OTS assessments	416	140	114
Outside consulting and professional fees	421	580	712
ATM service fees	251	236	236
Other	1,540	1,818	1,727

Total non-interest expense	10,689	10,410	10,572

Income before income tax expense	4,574	4,301	4,662

Income tax expense	1,487	1,396	1,608

Net income	$3,087	$2,905	$3,054

Basic earnings per share	$0.47	$0.42	$0.39

Diluted earnings per share	$0.47	$0.41	$0.39

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY
 Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years ended December 31, 2009, 2008 and 2007
(In thousands, except share data)

	Common Stock	Additional paid-in capital	Retained earnings	Treasury Stock	Accumulated other comprehensive income (loss)	Unallocated ESOP shares	Total

Balances at December 31, 2006	$97	$60,712	$35,643	$(16,307)	$(633)	$(2,481)	$77,031
Comprehensive income:
Net income	—	—	3,054	—	—	—	3,054
Other comprehensive income	—	—	—	—	257	—	257

Total comprehensive income							3,311

Purchase of 838,100 treasury shares	—	—	—	(10,181)	—	—	(10,181)
Exercise of stock options and related tax benefit 164,943 shares, net	2	510	—	—	—	—	512
Amortization and tax benefits of stock option and restricted share grants		325					325
Dividends paid ($0.32 per share)	—	—	(2,518)	—	—	—	(2,518)
ESOP shares released for allocation (45,967 shares)	—	337	—	—	—	220	557

Balances at December 31, 2007	99	61,884	36,179	(26,488)	(376)	(2,261)	69,037
Comprehensive income:
Net income	—	—	2,905	—	—	—	2,905
Other comprehensive loss	—	—	—	—	(1,836)	—	(1,836)

Total comprehensive income							1,069

Purchase of 731,750 treasury shares	—	—	—	(8,174)	—	—	(8,174)
Exercise of stock options and related tax benefit 2,201 shares, net	—	—	—	—	—	—	—
Amortization and tax benefits of stock option and restricted share grants	—	280	—	—	—	—	280
Dividends paid ($0.34 per share)	—	—	(2,387)	—	—	—	(2,387)
ESOP shares released for allocation (45,965 shares)	—	276	—	—	—	219	495
Adjustment to initially apply pension guidance, net of tax (Note 9)	—	—	24	—	—	—	24

Balances at December 31, 2008	99	62,440	36,721	(34,662)	(2,212)	(2,042)	60,344
Comprehensive income:
Net income	—	—	3,087	—	—	—	3,087
Other comprehensive income	—	—	—	—	638	—	638

Total comprehensive income							3,725

Purchase of 260,788 treasury shares	—	—	—	(2,058)	—	—	(2,058)
Exercise of stock options and related tax benefit 2,041 shares, net	—	—	—	—	—	—	—
Amortization and tax benefits of stock option and restricted share grants	—	190	—	—	—	—	190
Dividends paid ($0.34 per share)	—	—	(2,220)	—	—	—	(2,220)
ESOP shares released for allocation (45,964 shares)	—	164	—	—	—	220	384

Balances at December 31, 2009	$99	$62,794	$37,588	$(36,720)	$(1,574)	$(1,822)	$60,365

See accompanying notes to consolidated financial statements.

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(In thousands)

	2009	2008	2007

Cash flows from operating activities:
Net income	$3,087	$2,905	$3,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	513	563	587
(Increase) decrease in accrued interest receivable	(32)	39	(30)
Provision for loan losses	300	300	50
Net loss on other than temporary securities impairment	—	265	—
Net gains on securities transactions	(73)	—	(11)
Gain on sales of loans	(155)	(17)	(18)
Proceeds from sale of loans	11,173	1,180	1,509
Origination of loans for sale	(11,018)	(1,163)	(1,491)
Net accretion (amortization) on securities	7	3	(5)
Increase in cash surrender value of Bank-owned life insurance	(409)	(408)	(383)
(Gain) loss on sale of other real estate	(2)	18	—
(Decrease) increase in other liabilities	(237)	(3,527)	178
Deferred income tax (benefit) expense	(107)	126	(37)
(Increase) decrease in other assets	(526)	3,122	(65)
Allocation of ESOP shares	384	495	557
Amortization of stock-based compensation	228	280	313

Net cash provided by operating activities	3,133	4,181	4,208

Cash flows from investing activities:
Net decrease (increase) in loans	12,344	(18,216)	(18,572)
Proceeds from sales of securities available for sale	1,314	—	357
Proceeds from maturities and principal reductions of securities available for sale	349	921	1,209
Purchases of securities available for sale	(7,477)	(3,244)	(1,000)
Purchases of securities held to maturity	—	(326)	—
Proceeds from maturities and principal reductions of securities held to maturity	9	23	34
Proceeds from sale of real estate owned	525	253	—
Purchases of premises and equipment, net	(176)	(361)	(1,077)

Net cash provided by (used in) investing activities	6,888	(20,950)	(19,049)

Cash flows from financing activities:
(Decrease) increase in time deposits	(235)	(1,071)	6,808
Increase in other deposits	10,942	3,971	219
Repayments of borrowings	(33,409)	(12,709)	(3,239)
Advances on borrowings	14,954	38,700	23,400
Purchase of treasury stock	(2,058)	(8,174)	(10,181)
Dividends	(2,220)	(2,387)	(2,518)
Exercise of stock options and related tax benefits	—	—	512

Net cash (used in) provided by financing activities	(12,026)	18,330	15,001

Net (decrease) increase in cash and cash equivalents	(2,005)	1,561	160
Cash and cash equivalents at beginning of year	9,579	8,018	7,858

Cash and cash equivalents at end of year	$7,574	$9,579	$8,018

(Continued)

ROME BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2009, 2008 and 2007

(In thousands)

	2009	2008	2007

Other non-cash activities:
Transfers from loans to real estate owned	$192	$505	$52
Cash paid during the year for:
Interest	4,244	4,795	4,802
Income taxes	1,097	1,514	1,056

See accompanying notes to consolidated financial statements.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

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

The Company classifies its debt securities as either available-for-sale or held-to-maturity as the Company does not hold any securities considered to be trading. Held-to-maturity securities are those debt securities the Company has the ability and intent to hold until maturity. All other debt securities are classified as available for sale. Equity securities with readily determinable fair values are classified as available for sale.

Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related deferred tax effect, on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income, a component of shareholders’ equity, until realized.

Management evaluates securities for other than temporary impairment (“OTTI”) at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned on the accrual method. Purchases and sales are recorded on a trade date basis with settlement occurring shortly thereafter. Realized gains and losses on securities sold are derived using the specific identification method for determining the cost of securities sold.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

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

Loans are reported at the principal amount outstanding net of loans in process, net deferred loan fees and costs and an allowance for loan losses. Origination fees and certain direct origination costs related to lending activities are deferred and amortized over the life of the related loans. The Company has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

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
Years ended December 31, 2009, 2008 and 2007

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

The Company maintains a non-contributory defined benefit pension plan that covers approximately 50% of all current full time employees. The Company’s Board of Directors amended the plan in December of 2002 to cease the accrual of any further benefits. The benefits under the pension plan are based on the employee’s years of service and compensation. Pension expense is the net of service cost and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. The Company’s funding policy is to contribute annually at least the minimum required to meet the funding standards set forth under provisions of the Employee Retirement Income Security Act of 1974.

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
Years ended December 31, 2009, 2008 and 2007

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

The Company and its subsidiaries file a consolidated tax return. Deferred tax assets and liabilities are the expected future amounts attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007. a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The effect of adopting this guidance was not material.

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

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(m)	Segment Reporting

The Company’s operations are solely in the financial services industry providing traditional community banking services in the geographical region of Oneida County and surrounding areas in New York State. While revenue streams and costs of various products and services are monitored, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, the Company has determined that it has no reportable business segments.

(n)	Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key officers and employees. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

(o)	Stock-based compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award

(p)	Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance became effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The effect of adopting this new guidance was immaterial to the Company.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of this new guidance and the effect on earnings per share has been presented in the notes to the consolidated financial statements.

In December 2008, the FASB issued guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes. The new disclosures have been presented in the notes to the consolidated financial statements.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company elected to early-adopt this guidance as of March 31, 2009. Adoption of this new guidance was immaterial to the Company.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. The effect of adopting this new guidance was not material to the Company.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(3)	Securities

Securities are summarized as follows (In thousands):

	December 31, 2009

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
State and municipal obligations	$2,294	$119	$—	$2,413
Corporate bonds	6,597	85	39	6,643

Total debt securities	8,891	204	39	9,056

Equity and other securities	872	96	—	968

	$9,763	$300	$39	$10,024

Held-to-maturity:
U.S. Government securities	$1,316	$71	$—	$1,387
Mortgage-backed securities-residential:
GNMA	1	—	—	1
Other bonds	114	—	—	114

	$1,431	$71	$—	$1,502

	December 31, 2008

	Amortized Cost	Gross unrealized gains	Gross Unrealized Losses	Fair value

Available-for-sale:
State and municipal obligations	$2,620	$52	$9	$2,663
Mortgage-backed securities-residential:
FNMA	4	—	—	4
FHLMC	24	—	—	24

Total debt securities	2,648	52	9	2,691

Equity and other securities	872	—	—	872

	$3,520	$52	$9	$3,563

Held-to-maturity:
U.S. Government securities	$1,322	$114	$—	$1,436
Mortgage-backed securities-residential:
GNMA	7	—	—	7
Other bonds	118	—	—	118

	$1,447	$114	$—	$1,561

The investment securities shown above with unrealized losses at December 31, 2009 and 2008 were in a continuous loss position for less than 12 months.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

As of December 31, 2009, the Company’s security portfolio consisted of 42 securities, 8 of which were in an unrealized loss position. All of unrealized losses are related to the Company’s corporate bond portfolio. These bonds are of high credit quality (rated A or higher.) The fair value is expected to recover as the bond(s) approach maturity. Because the decline in fair value is attributable to changes in interest rates and current market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

Included in the Company’s equity securities is an investment in a mutual fund which purchases blue chip common stocks. The downturn in the equity markets during 2008 caused a decrease in the market value of such fund. During the fourth quarter of 2008, in connection with its ongoing review of long term asset values, the Company determined that this investment had been other than temporarily impaired, as defined by generally accepted accounting principles. Accordingly, an impairment charge of $265,000 (pre-tax) was recorded to lower the carrying value of this security to then current fair market value of $472,000. This charge reduced 2008 net earnings by $162,000, net of tax, or $0.02 per diluted share. As this investment is classified as an available for sale security, shareholders’ equity had already been reduced by the amount of the unrealized loss, net of taxes. The “other than temporary” write-down does not necessarily mean that the value has been permanently lost. The fair market value of the security may increase or decrease on a going forward basis. At December 31, 2009, the Company’s investment in this equity fund had an unrealized gain of $96,000.

The following table presents the amortized cost and fair value of debt securities based on the contractual maturity date (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2009

	Amortized Cost	Fair Value

Available-for-sale:
Due within one year	$1,199	$1,200
Due after one year through five years	6,401	6,493
Due after five years through ten years	1,291	1,363
Due after ten years	—	—

	$8,891	$9,056

Held-to-maturity:
Due within one year	$1	$1
Due after one year through five years	1,316	1,387
Due after five years through ten years	—	—
Due after ten years	114	114

	$1,431	$1,502

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Gross gains of $73,000, $0 and $11,000 were realized on sales of securities in 2009, 2008 and 2007, respectively. The tax provision related to these realized gains was $29,000, $0 and $4,000, respectively.

Securities pledged at both year ends 2009 and 2008 had a carrying amount of $1.3 million. These securities collateralize state and Treasury department programs. At year end 2009 and 2008, there were no holdings of securities of any one issuer in an amount greater than 10% of shareholders’ equity.

(4)	Loans

Loans are summarized as follows (in thousands) at December 31:

	2009	2008

Mortgage loans:
Residential (1-4 family)	$155,547	$170,197
Commercial	52,557	49,231
Construction and land	4,381	5,827

Total Mortgage loans	212,485	225,255

Other loans:
Commercial	30,429	28,472
Automobile loans	9,377	12,927
Property improvement and equipment	19,251	17,459
Other consumer	16,207	16,276

Total Other loans	75,264	75,134

Total Loans	$287,749	$300,389

The Company serviced loans for third parties totaling $18,101,000 and $7,138,000 at December 31, 2009 and 2008, respectively.

Changes in the allowance for loan losses are summarized as follows (in thousands):

	Years ended December 31,

	2009	2008	2007

Balance at beginning of period	$1,936	$1,910	$1,965
Provision charged to operations	300	300	50
Loans charged off	(170)	(348)	(233)
Recoveries	66	74	128

Balance at end of period	$2,132	$1,936	$1,910

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The Company’s recorded investment in loans that are considered impaired totaled $698,000 and $710,000 at December 31, 2009 and 2008, respectively. These impaired loans carried allowances of $242,000 and $246,000, at December 31, 2009 and 2008, respectively. The average recorded investment in impaired loans was $704,000, $904,000 and $224,000 in 2009, 2008 and 2007, respectively. The Company recognized no interest on impaired loans during the three years ended December 31, 2009. Year-end loans with no allocated allowance for loan losses totaled $165,000. Year end loans with an allocated allowance for loan losses totaled $533,000.

The principal balances of loans not accruing interest amounted to $1.9 million and $1.3 million at December 31, 2009 and 2008, respectively. Loans 90 days or more past due and accruing interest amounted to $43,000 and $0 at December 31, 2009 and 2008, respectively. The differences between the amount of interest income that would have been recorded if non-accrual loans had been paid in accordance with their original terms and the amount of interest income that was recorded during the years ended December 31, 2009, 2008 and 2007 was $65,300, $85,800 and $78,000, respectively. There are no commitments to extend further credit on non-accruing loans.

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

(5)	Premises and Equipment

Premises and equipment at December 31 are summarized as follows (in thousands):

	2009	2008

Land	$2,638	$2,638
Buildings and improvements	6,374	6,369
Furniture and equipment	8,186	8,015

	17,198	17,022
Less accumulated depreciation and amortization	11,157	10,650

	$6,041	$6,372

Depreciation and amortization expense included in building, occupancy and equipment expense amounted to $513,000, $563,000 and $587,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(6)	Deposits

Contractual maturities of time deposits at December 31 are summarized as follows (in thousands):

2009

Within one year	$50,422
One through two years	12,331
Two through three years	3,990
Three through four years	1,767
Four through five years	3,393

Total time deposits	$71,903

At December 31, 2009 and 2008, time deposits with balances of $100,000 or more totaled approximately $16,485,000 and $16,031,000, respectively.

Interest expense on deposits for the years ended December 31 is summarized as follows (in thousands):

	2009	2008	2007

Savings	$330	$446	$454
Money market	189	193	139
Time	1,852	2,634	2,834
Other interest bearing	55	69	65

	$2,426	$3,342	$3,492

(7)	Federal Home Loan Bank Advances

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

	2009	2008

Overnight line of credit	$1,100	$23,700
Fixed rate advances	46,769	42,624

Total borrowings	$47,869	$66,324

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Advances at December 31, 2009 have maturity dates as follows (balances in thousands):

	Range of Rates	Average Rate	Balance

Overnight Line of Credit	0.32%	0.32%	$1,100
2010	0.93% - 3.70%	2.85%	16,173
2011	1.29% - 3.91%	2.90%	11,167
2012	2.10% - 3.67%	2.37%	8,582
2013	3.24% - 3.67%	4.66%	3,712
2014	2.85% - 3.67%	3.10%	2,931
Due after 2014	3.67% - 4.36%	4.31%	4,203

Total			$47,869

At December 31, 2009, the Company had additional availability on its FHLB line of credit of $43.0 million. This line of credit is subject to periodic review and renewal. At December 31, 2009, the Company also had approximately $8.5 million in unused short term borrowing capacity at the Federal Reserve Bank of New York, which is collateralized by a portion of the consumer loan portfolio.

(8)	Income Taxes

The components of income tax expense (benefit) attributable to income from operations for the years ended December 31 consist of (in thousands):

	2009	2008	2007

Current:
Federal	$1,513	$1,143	$1,539
State	81	127	106

	1,594	1,270	1,645

Deferred:
Federal	(130)	172	(38)
State	23	(46)	1

	(107)	126	(37)

Total income tax expense	$1,487	$1,396	$1,608

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Actual tax expense differs from “expected” tax expense, computed by applying the U.S. Federal statutory tax rate of 34% to income before income taxes for the years ended December 31, as follows (in thousands):

	2009	2008	2007

Computed “expected” tax expense	$1,555	$1,462	$1,585
Increases (decreases) in income taxes resulting from:
State taxes, net of Federal tax benefit	69	54	71
Tax exempt interest, net	(11)	(19)	(33)
Tax exempt increase in cash surrender value of life insurance	(139)	(139)	(130)
Non-deductible ESOP expense	16	57	107
Other, net	(3)	(19)	8

	$1,487	$1,396	$1,608

Effective tax rate	32.5%	32.5%	34.5%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for December 31 are (in thousands):

	2009	2008

Deferred tax assets:
Allowance for loan losses	$758	$677
Accrued postretirement benefits	922	1,000
Deferred compensation	639	737
Stock-based compensation and benefits	488	560
Unrealized loss on investments due to other than temporary impairment charge	100	100
Accrued pension cost	329	430
Other	62	79

Total gross deferred tax assets	3,298	3,583

Deferred tax liabilities:
Depreciation	(217)	(196)
Undistributed income of subsidiary	—	(71)
Unrealized gains on available-for-sale securities	(104)	(17)
Deferred loan costs	(113)	(158)
Other	(57)	(15)

Total gross deferred tax liabilities	(491)	(457)

Net deferred tax assets	$2,807	$3,126

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

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

In accordance with ASC 740, the Company has not recognized deferred tax liabilities with respect to Rome Savings’ Federal and state base-year reserves of approximately $3.4 million at December 31, 2009, since the Company does not expect that these amounts will become taxable in the foreseeable future. Under the tax laws, as amended, events that would result in taxation of these reserves include redemptions of Rome Savings’ stock or certain excess distributions to the Holding Company. The unrecognized deferred tax liability at December 31, 2009 with respect to the base-year reserve was approximately $1.3 million.

At December 31, 2009 and 2008, the Company had approximately $27,000 and $18,000, respectively, of unrecognized tax benefits and interest. As of December 31, 2009 and 2008, $27,000 and $18,000, respectively, of these tax benefits would affect the effective tax rate if recognized. As of December 31, 2009 and 2008, accrued interest related to uncertain tax positions was $3,000 and $2,000, respectively, net of the related federal tax benefit. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

The Company is subject to U.S. federal income tax as well as New York state income tax. The Company is no longer subject to federal examination for years prior to 2006. The Company has been notified of an upcoming New York State examination of tax years 2006 – 2008. The tax years 2006-2008 remain open to federal and state examination.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and the federal income tax benefit of unrecognized state tax benefits) is as follows (in thousands):

	2009	2008	2007

Balance at January 1	$24	$64	$15
Additions based on tax positions related to the current year	3	3	—
Additions based on tax positions of prior years	7	21	49
Reductions for tax positions of prior years	—	—	—
Reductions due to statute of limitations	—	—	—
Settlements	—	(64)	—

Balance at December 31	$34	$24	$64

(9)	Pension and Postretirement Benefits

The Company maintains a non-contributory defined benefit pension plan that covers approximately 50% of all current full time employees. The Company’s Board of Directors amended the plan in December of 2002 to cease the accrual of any further benefits. In addition, the Company provides health care and life insurance benefits to certain retired full time employees.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The following table sets forth the changes in the Company’s pension and postretirement plans’ accumulated benefit obligations, fair value of assets and funded status and amounts recognized in the consolidated balance sheets at December 31, 2009 and 2008:

	Pension benefits		Postretirement benefits

(in thousands)	2009	2008	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$5,951	$6,970	$2,564	$2,440
Adjustment for measurement date change	—	80	—	40
Service cost	—	—	19	21
Interest cost	346	353	149	147
Amendments and settlements	(112)	(1,219)	—	—
Actuarial(gain)/ loss	204	185	(315)	(28)
Benefits paid	(346)	(418)	(97)	(101)
Participant contributions	—	—	43	45

Benefit obligation at end of year	6,043	5,951	2,363	2,564

Change in plan assets:
Fair value of plan assets at beginning of year	4,971	8,869	—	—
Actual return on plan assets	793	(2,261)	—	—
Employer contributions	—	—	54	56
Settlements	(112)	(1,219)	—	—
Participant contributions	—	—	43	45
Benefits paid	(346)	(418)	(97)	(101)

Fair value of plan assets at end of year	5,306	4,971	—	—

Funded status at end of year (plan assets less benefit obligations)	$(737)	$(980)	$(2,363)	$(2,564)

Assumptions as of measurement dates - December 31, 2009 and 2008:
Discount rate	6.00%	6.00%	6.00%	6.00%
Expected return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	N/A	N/A	—	—

In September 2006, the Financial Accounting Standards Board (FASB) issued guidance which requires defined benefit plan assets and obligations to be measured as of the date of the employer’s fiscal year-end, starting in 2008. Through 2007, the Company utilized the early measurement date option available under previous FASB guidance and measured the funded status of the defined benefit plan and postretirement benefits plan assets and obligations as of September 30 each year. In accordance with the adoption provisions, the net periodic benefit cost for the period between the September 30 measurement date and the 2008 fiscal year end measurement were allocated proportionately between amounts to be recognized as an adjustment to retained earnings and net periodic benefit cost for the fiscal year. As a result of this adoption, the Company increased January 1, 2008 opening retained earnings by $24,000, increased deferred income tax liability by $16,000, decreased the pension liability by $80,000, and increased the other postretirement liability by $40,000.

Amounts recognized in accumulated other comprehensive income (net of tax) at December 31 consist of:

	Pension benefits		Postretirement benefits

	2009	2008	2009	2008

Net actuarial gain (loss)	$(1,988)	$(2,312)	$240	$22
Prior service credit (cost)	—	—	17	52

Total	$(1,988)	$(2,312)	$257	$74

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The estimated net unrecognized loss and prior service credit that will be amortized from other comprehensive loss into net periodic benefit cost over the next fiscal year are $(325,000) and $20,000, respectively.

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

The Company’s pension plan weighted average allocations at December 31, 2009 and 2008, by asset category are summarized in the following table:

	Plan assets at December 31,

Asset Category	2009	2008

Equity Securities	63%	59%
Debt Securities	37%	41%

Total	100%	100%

The Company’s long-term investment objective is to be invested 65% in equity securities and 35% in debt securities. Plan assets are invested in diversified investment funds of the RSI Retirement Trust (the “Trust”), a private placement investment fund. The investment funds include a series of equity and bond mutual funds or commingled trust funds, each with its own investment objectives, investment strategies and risks, as detailed in the statement of Investment Objectives and Guidelines. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”). If the plan is underfunded under the Guidelines, the bond fund will be temporarily increased to 50% in order to lessen asset volatility. When the plan is no longer underfunded, the bond fund portion will be decreased back to 35%. Asset rebalancing is performed at least annually, with interim adjustments made when the equity and fixed income allocations vary by more than 10% from their respective targets (i.e., a 20% policy range guideline).

The long-term investment objectives are to maintain plan assets at a level that will sufficiently cover long-term obligations and to generate a return on plan assets that will meet or exceed the rate at which long-term obligations will grow. The investment goal is to achieve investment results that will contribute o the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above average performance when compared to their peer managers. Performance volatility is also monitored. Risk/volatility is further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.

Fair Value of Plan Assets:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value. Entities are required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company used the following methods and significant assumptions to estimate the fair value of the investments held as plan assets. The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

calculated using discounted cash flows or other market indicators (Level 3). The Plan assets include no investments that are classified as Level 3 for basis of fair market valuation.

The fair value of plan assets at December 31, 2009, by asset category, is as follows (dollars in thousands):

		Fair Value Measurements at December 31, 2009 Using:
Plan Assets:	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant observable Inputs (Level 2)

Equity Mutual Funds	$1,029	$1,029	$—
Equity Trusts	2,324	—	2,324
Fixed Income Trusts	1,953	—	1,953

Total	$5,306	$1,029	$4,277

For the fiscal year ended December 31, 2010, the Company expects to make no contributions to the pension plan. The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Asset Category	Pension Benefits	Postretirement Benefits

Fiscal 2010	$375	$142
Fiscal 2011	395	148
Fiscal 2012	424	155
Fiscal 2013	432	156
Fiscal 2014	446	161
Fiscal 2015-2019	2,337	823

The components of net periodic benefit cost and other amounts recognized in other comprehensive income include the following:

	Pension benefits			Postretirement benefits

(in thousands)	2009	2008	2007	2009	2008	2007

Service cost	$—	$—	$—	$19	$21	$25
Interest cost	346	353	430	149	147	140
Expected return on assets	(431)	(673)	(734)	—	—	—
Settlement charge	—	134	—	—	—	—
Amortization	383	—	42	(8)	(8)	(8)

Net periodic cost (benefit)	298	(186)	(262)	160	160	157

Net (gain) loss	(157)	3,280	(504)	(315)	(30)	(24)
Recognition of loss	—	(134)	—		—	—
Amortization of prior service cost	(383)	—	—	8	8	8

Total recognized in other comprehensive income	(540)	3,146	(504)	(307)	(22)	(16)

Total recognized in net periodic benefit cost and other comprehensive income	$(242)	$2,960	$(766)	$(147)	$138	$157

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

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

Under the 2000 Stock Option Plan, 517,952 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the 2000 Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On June 28, 2000, 382,357 options were awarded at an exercise price of $2.19 per share. These options have a ten-year term and vested at a rate of 20% per year from the grant date. At December 31, 2009 and 2008 the remaining contractual life of these options was 0.5 years and 1.5 years, respectively.

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

Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. On May 24, 2006, 354,000 options were awarded at an exercise price of $12.84 per share. These options have a ten-year term and vest at a rate of 20% per year from the grant date. The fair value of the 2006 options awarded was estimated on the date of grant using a closed form option valuation (Black-Scholes) model and the following assumptions: risk free interest rate 4.60%, an expected term of 6.5 years, expected stock price volatility of 8.25% and a dividend yield of 2.52%. At December 31, 2009 and December 31, 2008 the remaining contractual life of these options was 6.4 years and 7.4 years, respectively.

Under FASB guidance, stock-based compensation expense of $1.69 per option granted under the 2006 Stock Option Plan is being recorded over the sooner of the vesting period of the options, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $350,000 related to their options was expensed immediately. Total compensation cost related to the Company’s stock option plans was $50,000 for each of the three years ended December 31, 2009.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Information related to the stock option plans during each year follows:

	2009	2008	2007

Intrinsic value of options exercised	$18,000	$25,000	$1.7 million
Cash received from option exercises	—	—	356,000
Tax benefit realized from option exercises	—	—	156,000
Weighted average fair value of options granted	—	—	—

As of December 31, 2009, there was $71,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.42 years. At December 31, 2009, the intrinsic value of all outstanding options and exercisable options was $0.

The following table presents the stock option activity for the year ended December 31, 2009:

	2009

	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	356,726	$12.76
Exercised	(2,726)	2.19
Granted	—	—

Outstanding at end of year	354,000	$12.84

Exercisable at end of year	212,400	$12.84

All outstanding stock options are expected to vest.

(11)	Recognition and Retention Plan

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

On May 24, 2006, 168,300 shares were awarded under the 2006 RRP. These shares vest at a rate of 20% per year from the grant date. The fair market value of the shares awarded under the plan was $2.2 million at the grant date, and is being amortized over the sooner of the vesting period of the awards, or upon the date at which a recipient becomes eligible for normal or early retirement under the Company’s defined benefit plan. At May 24, 2006, certain awardees met the retirement eligibility criteria and accordingly, stock-based compensation expense of $1.1 million related to their 2006 RRP awards was expensed immediately. Stock-based compensation expense of $178,000, $231,000 and $263,000 related to RRP awards was recorded in 2009, 2008 and 2007, respectively. The remaining unearned compensation cost has been shown as a reduction of shareholders’ equity. The shares awarded under the RRP were transferred from treasury stock at cost with the difference between the fair market value on the grant date and the cost of the shares recorded as additional paid-in capital.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

A summary of changes in the Company’s nonvested shares for the year follows:

	Shares	Weighted-Average Grant-Date Fair Value

Nonvested at January 1, 2009	100,980	—
Granted	—	—
Vested	33,660	$12.84
Forfeited	—	—

Nonvested at December 31, 2009	67,320	$12.84

As of December 31, 2009, there was $252,000 of total unrecognized compensation cost related to nonvested shares granted under the RRP. The cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $300,000, $384,000 and $416,000.

(12)	Other Employee Benefits

The Company has a defined contribution 401(k) Savings Plan for all full time salaried employees. Employees are permitted to contribute up to 75% of base pay to the Savings Plan, subject to certain limitations. The Company matches 50% of each employee’s contributions up to a limit of 3% of the employee’s base pay. Contributions to the defined contribution 401(k) Savings Plan were $88,000, $86,000 and $77,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

In connection with establishing an ESOP in 1999, the ESOP borrowed $933,000 from the Company to purchase 453,488 shares of the Company’s common stock. The loan bears interest at 8% and is payable in fifteen annual installments. At December 31, 2009, 332,547 of the original ESOP shares had been released or committed to be released of which 120,941 remained as unallocated shares.

On March 30, 2005, in connection with the Company’s second-step conversion and stock offering, the ESOP borrowed $2,360,000 from the Company to purchase an additional 236,000 shares of the Company’s common stock. The loan bears interest at 5% and is payable in fifteen annual installments. At December 31, 2009, 78,666 of these shares had been released or committed to be released and 157,334 remained as unallocated shares.

The fair value of the unallocated shares on December 31, 2009 was $2.2 million. The Company recognized compensation expense of $384,000, $495,000 and $557,000 in 2009, 2008 and 2007, respectively in connection with the ESOP.

The Company has also adopted a Benefit Restoration Plan for the Company’s CEO. This plan provides the beneficiary with the benefits that would otherwise be due to him as a participant in the 401(k) plan and the employee stock ownership plan if such benefits were not limited by certain provisions of the Internal Revenue Code. In addition, in the event the beneficiary retires prior to the end of the ESOP loan term, the plan will provide him a benefit equal to the value of the shares of Rome Bancorp that would have been allocated to his account under the ESOP had he remained employed through the end of the ESOP loan term. The liability associated with this plan was $527,000 and $685,000 at December 31, 2009 and December 31, 2008, respectively.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(13)	Comprehensive Income (Loss)

Comprehensive income represents net income and other comprehensive income (loss) which is the net change in the unrealized gains or losses on securities available-for-sale and unrealized gains and losses on pension and postretirement liabilities, net of taxes. The following summarizes the components of other comprehensive income (loss) (in thousands):

	Years ended December 31,

	2009	2008	2007

Unrealized holding gains (losses) arising during the period	$1,136	$(3,325)	$439
Reclassification adjustment for net realized (gain) loss included in net income	(73)	265	(11)

Other comprehensive income (loss), before tax	1,063	(3,060)	428
Deferred tax expense (benefit)	425	(1,224)	171

Other comprehensive income (loss), net of tax	$638	$(1,836)	$257

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax (in thousands):

	Balance at 12/31/08	2009 Change	Balance at 12/31/09

Unrealized gains on available for sale securities	$26	$130	$156
Unrealized gains (losses) on pension and postretirement benefits	(2,238)	508	(1,730)

	$(2,212)	$638	$(1,574)

(14)	Commitments and Contingencies

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

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

At December 31, 2009 and 2008 the Company was committed to originate mortgage and other loans of approximately $7.5 million and $3.3 million, respectively. At December 31, 2009 and December 31, 2008, the Company’s fixed rate loan commitments totaled $7.5 million and $1.4 million, respectively. The range of interest rates on these fixed rate commitments was 4.50% to 6.75% at December 31, 2009 and 5.875% to 8.5% at December 31, 2008. Commitments under unused lines of credit and letters of credit were approximately $19.4 million and $18.7 million at December 31, 2009 and 2008, respectively.

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

(15)	Earnings Per Share

The following summarizes the computation of earnings per share for the years ended December 31 (in thousands):

	2009	2008	2007

Basic earnings per share:
Net Income	$3,087	$2,905	$3,054

Weighted average basic shares outstanding	6,900	7,353	8,234
Less: Average unallocated ESOP shares	(307)	(353)	(399)

Average basic shares	6,593	7,000	7,835

Basic earnings per share	$0.47	$0.42	$0.39

Diluted earnings per share:
Net Income	$3,087	$2,905	$3,054

Weighted average basic shares outstanding	6,593	7,000	7,835
Effect of dilutive securities:
Stock options	—	3	19

Weighted average diluted shares outstanding	6,593	7,003	7,854

Diluted earnings per share	$0.47	$0.41	$0.39

Stock options for 354,000 shares of common stock were not considered in computing diluted earnings per common share for each of the three years ended December 31, 2009 because they were anti-dilutive.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(16)	Shareholders’ Equity and Regulatory Matters

Rome Savings is required to maintain certain reserves of vault cash and/or deposits with the Federal Reserve Bank of New York. The amount of this reserve requirement, included in cash on hand, is $1.7 million at December 31, 2009.

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

Capital amounts are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established capital levels for which insured institutions are categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, or critically undercapitalized.

As of August 21, 2008, the most recent notification from the OTS categorized Rome Savings as well capitalized under the regulatory framework for prompt corrective actions. There have been no conditions or events since that notification that management believes have changed Rome Savings’ category. Management believes, as of December 31, 2009, that the Company and Bank meet and exceed all capital adequacy requirements to which they are subject.

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
Years ended December 31, 2009, 2008 and 2007

The following is a summary of Rome Savings’ actual capital amounts and ratios compared to the regulatory minimum capital adequacy requirements and the OTS and FDIC requirements for classification as a well capitalized institution under prompt corrective action provisions (dollars in thousands):

	Actual		Minimum capital adequacy requirements		To be classified as Well-capitalized under prompt corrective action provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2009:
Total capital (to risk weighted assets):	$55,866	23.04%	$19,394	>=8%	$24,243	>=10%

Tier 1 Capital (to risk weighted assets):	54,046	22.29%	9,697	>=4%	14,546	>=6%

Tier 1 Capital (to adjusted assets):	54,046	16.27%	9,963	>=3%	16,605	>=5%

As of December 31, 2008:
Total capital (to risk weighted assets):	$59,845	24.45%	$19,579	>=8%	$24,474	>=10%

Tier 1 Capital (to risk weighted assets):	58,229	23.79%	9,790	>=4%	14,684	>=6%

Tier 1 Capital (to adjusted assets):	58,229	17.15%	10,186	>=3%	16,977	>=5%

Following is a reconciliation of Rome Savings’ GAAP shareholders’ equity to regulatory Tier 1 capital at December 31, 2009 and 2008.

	December 31, 2009	December 31, 2008

GAAP Shareholders’ Equity	$52,540	$55,983
Plus: Minority interest in consolidated subsidiary and other comprehensive loss related to SFAS No. 158	1,730	2,342
Less: Disallowed assets and unrealized gains on available-for-sale securities, net of tax	(224)	(26)

Tier 1 Capital	54,046	58,229

Plus: Allowance for loan losses	2,132	1,936
Allowed unrealized gain on available-for-sale securities	—	—
Less: Real estate held for investment	(312)	(320)

Total Regulatory Capital	$55,866	$59,845

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(17)	Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

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

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2009 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets:
Available for sale securities	$568	$9,456

	Fair Value Measurements at December 31, 2008 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Assets:
Available for sale securities	$500	$3,063

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Assets measured at fair value on a non-recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2009 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Impaired loans	$—	$—	$456

	Fair Value Measurements at December 31, 2008 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Impaired loans	$—	$—	$464

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $698,000, with a valuation allowance of $242,000, resulting in no additional provision for loan losses for the year ended December 31, 2009. At December 31, 2008, impaired loans had a carrying amount of $710,000, with a valuation allowance of $246,000, resulting in an additional provision for loan losses of $234,000.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

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

Loans: The fair values for all loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit rating. The carrying amount of accrued interest receivable approximates its fair value. The Company has not considered market illiquidity in estimating the fair value of loans due to uncertain and inconsistent market pricing being experienced at December 31, 2009 and 2008.

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

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

FHLB advances: Fair values of long-term borrowings are estimated using a discounted cash flow approach, based on current market rates for similar borrowings. The fair value of accrued interest approximates carrying value.

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

The estimated carrying values and fair values of the Company’s financial instruments, not previously presented, for December 31 are as follows (in thousands):

	2009		2008

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$7,574	$7,574	$9,579	$9,579
Securities available for sale	10,024	10,024	3,563	3,563
Securities held to maturity	1,431	1,502	1,447	1,561
Loans, net	285,617	288,524	298,453	302,424
Federal Home Loan Bank Stock	3,222	n/a	3,578	n/a
Accrued interest receivable	1,117	1,117	1,085	1,085
Financial liabilities:
Non-interest bearing deposits	31,790	31,790	28,373	28,373
Interest bearing deposits	184,849	185,320	177,559	178,007
FHLB advances	47,869	48,342	66,324	67,273
Accrued interest payable	127	127	121	121

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
Years ended December 31, 2009, 2008 and 2007

(18)	Parent Company Only Financial Statements

Presented below is the condensed balance sheet of the Parent Company as of December 31, 2009 and 2008 and statement of income and statement of cash flows for the years ended December 31, 2009, 2008 and 2007 (in thousands):

Condensed Balance Sheets		2009	2008

Assets:
Cash and due from banks		$4,106	$421
Investment in subsidiary bank		52,470	55,982
Loan receivable from ESOP		2,075	2,277
Other assets		1,756	1,749

Total assets		$60,407	$60,429

Total liabilities		$42	$85
Total shareholders’ equity		60,365	60,344

Total liabilities and shareholders’ equity		$60,407	$60,429

Condensed Statements of Income	2009	2008	2007

Interest and investment income	$182	$172	$301
Dividends from subsidiary bank	8,000	10,300	3,000

Total operating income	8,182	10,472	3,301

Net loss on securities	—	265	—
Other operating expenses	507	574	680

Income (loss) before income taxes and dividends in excess of net income/equity in undistributed income of subsidiary bank	7,675	9,633	2,621

Equity in undistributed income (dividends in excess of net income) of subsidiary bank	(4,588)	(6,728)	433

Net income	$3,087	$2,905	$3,054

Rome Bancorp, Inc and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Condensed Statements of Cash Flows	2009	2008	2007

Operating activities:
Net income	$3,087	$2,905	$3,054
Adjustments to reconcile net income to cash provided by operating activities:
(Equity in undistributed earnings of)/dividends in excess of net income of subsidiary bank	4,588	6,728	(433)
Amortization of stock-based compensation	228	280	313
Net loss on securities other than temporarily impaired	—	265	—
Increase in other assets	(99)	(139)	(213)
(Decrease) increase in other liabilities	(43)	29	(86)

Net cash provided by operating activities	7,761	10,068	2,635

Investing activities:
Decrease in loan to ESOP	202	190	179

Net cash provided by investing activities	202	190	179

Financing activities:
Purchase of treasury stock	(2,058)	(8,174)	(10,181)
Dividends	(2,220)	(2,387)	(2,518)
Exercise of stock options and related tax benefits	—	—	512

Net cash used in financing activities	(4,278)	(10,561)	(12,187)

Net increase (decrease) in cash and cash equivalents	3,685	(303)	(9,373)

Cash and cash equivalents at beginning of year	421	724	10,097

Cash and cash equivalents at end of year	$4,106	$421	$724

19) Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2009 and 2008 are as follows:

	2009 Quarter Ending

	March 31,	June 30,	September 30,	December 31,

	(In thousands, except per share amounts)
Net interest income	$3,250	$3,230	$3,257	$3,304
Net interest income after provision for loan losses	3,250	3,030	3,257	3,204
Net income	707	647	908	825
Earnings per common share:
Basic:	$0.11	$0.10	$0.14	$0.13
Diluted	0.11	0.10	0.14	0.13

	2008 Quarter Ending

	March 31,	June 30,	September 30,	December 31,

	(In thousands, except per share amounts)
Net interest income	$3,237	$3,205	$3,276	$3,349
Net interest income after provision for loan losses	3,237	3,205	3,176	3,149
Net income	700	780	815	610
Earnings per common share:
Basic:	$0.10	$0.11	$0.12	$0.09
Diluted	0.10	0.11	0.12	0.09

Directors of Rome Bancorp, Inc. & The Rome Savings Bank	Executive Officers of The Rome Savings Bank

Charles M. Sprock	Charles M. Sprock
Chairman of the Board, President and Chief Executive Officer	President and Chief Executive Officer

Bruce R. Engelbert	David C. Nolan
Retired, Former Owner and President, Engelbert’s Jewelers, Inc.	Executive Vice President and Chief Financial Officer

David C. Grow	D. Bruce Fraser
Partner, law firm of McMahon & Grow	Vice President, Human Resources and Compliance

Kirk B. Hinman	Leonard P. Hite
President, Rome Strip Steel Company, Inc.	Vice President, Security

Dale A. Laval	Mary Faith Messenger
Retired Chairman, Independent Audit Associates, Inc.	Vice President and Controller

John A. Reinhardt	Sandra L. Reader
Retired, Former Executive Director of the Madison County	Vice President, Consumer Loans
Industrial Development Agency
James F. Sullivan
Michael J. Valentine	Vice President, Senior Loan Officer
Chairman and Retired President, Mele Manufacturing Company, Inc.

Crystal M. Seymore
Corporate Secretary